SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         September, 2004

NORD PACIFIC LIMITED
(Translation of registrant’s name into English)

2727 San Pedro, NE, #116 Albuquerque, NM 97110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 16th day of August, 2004.

NORD PACIFIC LIMITED (Registrant)

Date: September __, 2004	By: Mark R. Welch Mark R. Welch President and Chief Executive Officer

EXHIBIT INDEX

1	Joint Information Circular

Canada Customs and Revenue Agency / Agence des douanes et du revenu du Canada

REQUEST BY A NON-RESIDENT OF CANADA FOR A CERTIFICATE OF COMPLIANCE RELATED TO THE DISPOSITION OF TAXABLE CANADIAN PROPERTY

Tick (✓) the box that applies to you: [✓] Proposed disposition [ ] Completed disposition

Vendor (non-resident)

Last name (print)	First name and initial (print)	Date of birth (Year/Month/Day)	Date of departure from Canada (Year/Month/Day)
SMITH	JOHN JOSEPH	1941 03 23	

Present address: 110 ELM STREET ANYTOWN, STATE

Social insurance number or temporary tax number: N/A

Business Number (BN): N/A

Representative – name and address (see note below): JOE JONES, CPA ANYTOWN, STATE

Telephone and fax number: 1-505-222-2222 Tele

Note: By completing this information, you authorize the person named to act as your representative in matters concerning this request.

Purchaser

Last name / First name and initial: ALLIED GOLD LIMITED

Telephone: 011-61-8-9353-3638

Present address: UNIT 15, LEVEL 1, 51-53 KEWDALE RD, WELSHPOOL, WA 6106 AUSTRALIA

Representative's name and address: Attn Craig Maurice MacLeod Dixon, 3700-400-3rd Ave SW, Calgary, AB T2P4H2

Telephone and fax number: 403-267-8294, fax 264-5973

1. If you previously filed Form T2062 or Form T2062A in this calendar year, state the name of the tax services office where you filed it, and give the name and address of the purchaser(s). NOT APPLICABLE

2. Is the disposition subject to an election under section 85 (transfer of property to a corporation)? [ ] Yes [X] No

3. Do you hold or plan on holding a mortgage as a result of the disposition? [ ] Yes [X] No

4. Have you received income, including rents, royalties, or lease payments, from the property? [ ] Yes [X] No

If yes, complete the following:

[ ] Non-resident tax was withheld. Give the name and address of person who withheld the tax.

[ ] Non-resident tax was not withheld. State the period when income was received from the property. (year, month, day) to (year, month, day) (attach income statements that show the amount of gross income)

If no, state the use of the property during the period of ownership.

5. If you have outstanding balances for taxes, including income or excise taxes, custom duties, or the goods & services tax/harmonized sales tax (GST/HST), give the identification or account number(s) for the outstanding balances. NOT APPLICABLE

6. State the last tax year for which you filed a Canadian income tax return, if applicable: NOT APPLICABLE

7. Is the disposition of property to a person with whom you are not dealing at arm's length, or is it a gift inter-vivos? [ ] Yes [X] No
If yes, and the disposition is at less than fair market value, enter the fair market value at the time of disposition in column (1) below.

Details of property (refer to instructions on page 1 for more information)

Date or proposed date of disposition (Year/Month/Day)	Vendor's acquisition date (Year/Month/Day)	Description of property
2004 08 30	1993	10,000 common shares Nord Pacific Limited

(1) Proceeds of disposition	(2) Adjusted cost base	(3) Gain or (loss). Column (1) less column (2)	(4) Exemptions	(5) Net gain or (loss). Column (3) less column (4)
A$0.20 x 0.99 x 10,000 $ 1980	1.28 x $4.00/sh x 10,000 C$ 51,200	$ 〈49,220〉	$ —	$ 〈49,220〉

Payment of tax. Enter 25% of net gain. ▶ $

Certification

I, JOHN J. SMITH (Name), certify that the information given on this form is, to the best of my knowledge, correct and complete.

7/2/04 (Date) — [signature] (Authorized person's signature) — Owner (Position or office)

T2062 E (01) (Ce formulaire existe en français.) Canada

Canada Customs and Revenue Agency / Agence des douanes et du revenu du Canada

REQUEST BY A NON-RESIDENT OF CANADA FOR A CERTIFICATE OF COMPLIANCE RELATED TO THE DISPOSITION OF TAXABLE CANADIAN PROPERTY

INSTRUCTIONS

All legislative references are to the *Income Tax Act.*

Use this form if you are a non-resident of Canada to give notice of the proposed disposition of, or the completed disposition of, certain taxable Canadian property. Taxable Canadian property is property described in subsection 248(1) of the *Act*. A disposition of taxable Canadian property includes any interest or option for such property whether or not the property exists.

Use Form T2062A for proposed or completed dispositions of Canadian resource or timber resource property, Canadian real property (other than capital property), or depreciable taxable Canadian property. However, when disposing of depreciable taxable Canadian property, use this form to report the gain on the disposition and Form T2062A to report the recapture of capital cost allowance or terminal loss. If both forms T2062 and T2062A are required for a disposition, the forms must be filed together.

If you file a request for a proposed disposition under subsection 116(1) and the completed disposition complies with the requirements of subparagraphs 116(3)(d), (e) and (f), you do not have to file a separate request under subsection 116(3) for the completed disposition.

You have to file a separate T2062 for each disposition or proposed disposition. However, if you are disposing of, or proposing to disposed of, several properties to the same purchaser at the same time, only one T2062 is required for all the properties. A separate T2062 must be filed by each person indicating an interest in a joint tenancy, tenancy in common, or co-ownership.

We issue a certificate of compliance after tax is paid or security acceptable to the Minister is submitted for the disposition. Final settlement of the tax liability is made when you file your Canadian income tax return. **You have to file an income tax return to report the disposition of the property listed on this form.**

If you are giving notice of a completed disposition under subsection 116(3), you must send this form to us by registered mail, not later than 10 days after the date of disposition.

Send this form along with all attached documents to the tax services office for the area where the property is located.

Identification number – Enter the appropriate identification number. This will ensure that security or payment made for tax is credited to the correct account. Identification numbers must be used when filing your Canadian income tax return and on all correspondence with us.

Social insurance number (SIN) – applies if an individual was formerly a resident or a deemed resident of Canada.

Temporary tax number (TTN) – is a number assigned to a non-resident individual who filed a Canadian income tax return in previous years.

Business Number (BN) – is a registration number for businesses such as corporations, partnerships, and sole proprietorships.

> **Applying for a BN**
> Complete Form RC1, *Request for a Business Number (BN)*. Form RC1 and our pamphlet called, *The Business Number and Your Canada Customs and Revenue Agency Accounts*, are available on the Internet at: **www.ccra.gc.ca**
> Send the completed RC1 to the International Tax Services Office with a copy of the certification of incorporation. Please tell the tax services office where you filed the Form T2062 as soon as you get your BN.

Description of property – If a disposition includes more than one property, attach a piece of paper providing the details for each property.

Description of property

Real estate – street address, city or town, plan number, lot number, registration number, municipal value, and use of property (e.g., personal residence, rental or business property).

Shares of stock – name of corporation, number and class of shares, certificate numbers, and par value or stated capital.

Partnership property – name, address, and identification number of partnership.

Trusts – name and address, if any, of trust; otherwise name(s) and address(es) of trustee(s).

Exemptions

If you are claiming an exemption from tax, such as under a tax convention or a principal residence exemption, enter the exempt portion in column (4). Attach a note detailing the calculation of the exempt amount.

Note: You cannot claim outlays and expenses related to the disposition of property, including real estate commissions, brokerage fees, and legal and notary fees, when you file this form. However, you can claim these amounts when you file your Canadian income tax return.

More information

You can get information about residency status in Canada from Interpretation Bulletin IT-221, *Determination of an Individual's Residence Status*, or by contacting the International Tax Services Office at 952-3741 (calls from within the Ottawa area), 1-800-267-5177 (calls from other areas in Canada and the United States), or collect at (613) 952-3741 (calls from outside Canada and the United States).

You can also get information from:

Information Circular 72-17 – *Procedures Concerning the Disposition of Taxable Canadian Property by Non-Residents of Canada – Section 116*

Interpretation bulletins:
- IT 171 – *Non-Resident Individuals – Computation of Taxable Income Earned in Canada and Non-Refundable Tax Credits*
- IT 176 – *Taxable Canadian Property – Interests in and Options on Real Property and Shares*
- IT 419 – *Meaning of Arm's Length*

T2062 E (01) (Ce formulaire existe en français.) Canada

Canada Customs and Revenue Agency / Agence des douanes et du revenu du Canada

REQUEST BY A NON-RESIDENT OF CANADA FOR A CERTIFICATE OF COMPLIANCE RELATED TO THE DISPOSITION OF TAXABLE CANADIAN PROPERTY

INSTRUCTIONS

All legislative references are to the *Income Tax Act.*

Use this form if you are a non-resident of Canada to give notice of the proposed disposition of, or the completed disposition of, certain taxable Canadian property. Taxable Canadian property is property described in subsection 248(1) of the *Act*. A disposition of taxable Canadian property includes any interest or option for such property whether or not the property exists.

Use Form T2062A for proposed or completed dispositions of Canadian resource or timber resource property, Canadian real property (other than capital property), or depreciable taxable Canadian property. However, when disposing of depreciable taxable Canadian property, use this form to report the gain on the disposition and Form T2062A to report the recapture of capital cost allowance or terminal loss. If both forms T2062 and T2062A are required for a disposition, the forms must be filed together.

If you file a request for a proposed disposition under subsection 116(1) and the completed disposition complies with the requirements of subparagraphs 116(3)(d), (e) and (f), you do not have to file a separate request under subsection 116(3) for the completed disposition.

You have to file a separate T2062 for each disposition or proposed disposition. However, if you are disposing of, or proposing to disposed of, several properties to the same purchaser at the same time, only one T2062 is required for all the properties. A separate T2062 must be filed by each person indicating an interest in a joint tenancy, tenancy in common, or co-ownership.

We issue a certificate of compliance after tax is paid or security acceptable to the Minister is submitted for the disposition. Final settlement of the tax liability is made when you file your Canadian income tax return. **You have to file an income tax return to report the disposition of the property listed on this form.**

If you are giving notice of a completed disposition under subsection 116(3), you must send this form to us by registered mail, not later than 10 days after the date of disposition.

Send this form along with all attached documents to the tax services office for the area where the property is located.

Identification number – Enter the appropriate identification number. This will ensure that security or payment made for tax is credited to the correct account. Identification numbers must be used when filing your Canadian income tax return and on all correspondence with us.

Social insurance number (SIN) – applies if an individual was formerly a resident or a deemed resident of Canada.

Temporary tax number (TTN) – is a number assigned to a non-resident individual who filed a Canadian income tax return in previous years.

Business Number (BN) – is a registration number for businesses such as corporations, partnerships, and sole proprietorships.

Applying for a BN
Complete Form RC1, *Request for a Business Number (BN)*. Form RC1 and our pamphlet called, *The Business Number and Your Canada Customs and Revenue Agency Accounts*, are available on the Internet at: **www.ccra.gc.ca**
Send the completed RC1 to the International Tax Services Office with a copy of the certification of incorporation. Please tell the tax services office where you filed the Form T2062 as soon as you get your BN.

Description of property – If a disposition includes more than one property, attach a piece of paper providing the details for each property.

Description of property

Real estate – street address, city or town, plan number, lot number, registration number, municipal value, and use of property (e.g., personal residence, rental or business property).

Shares of stock – name of corporation, number and class of shares, certificate numbers, and par value or stated capital.

Partnership property – name, address, and identification number of partnership.

Trusts – name and address, if any, of trust; otherwise name(s) and address(es) of trustee(s).

Exemptions

If you are claiming an exemption from tax, such as under a tax convention or a principal residence exemption, enter the exempt portion in column (4). Attach a note detailing the calculation of the exempt amount.

Note: You cannot claim outlays and expenses related to the disposition of property, including real estate commissions, brokerage fees, and legal and notary fees, when you file this form. However, you can claim these amounts when you file your Canadian income tax return.

More information

You can get information about residency status in Canada from Interpretation Bulletin IT-221, *Determination of an Individual's Residence Status*, or by contacting the International Tax Services Office at 952-3741 (calls from within the Ottawa area), 1-800-267-5177 (calls from other areas in Canada and the United States), or collect at (613) 952-3741 (calls from outside Canada and the United States).

You can also get information from:

Information Circular 72-17 – *Procedures Concerning the Disposition of Taxable Canadian Property by Non-Residents of Canada – Section 116*
Interpretation bulletins: IT 171 – *Non-Resident Individuals – Computation of Taxable Income Earned in Canada and Non-Refundable Tax Credits*
IT 176 – *Taxable Canadian Property – Interests in and Options on Real Property and Shares*
IT 419 – *Meaning of Arm's Length*

T2062 E (01) (Ce formulaire existe en français.) Canada

Canada Customs and Revenue Agency | Agence des douanes et du revenu du Canada

REQUEST BY A NON-RESIDENT OF CANADA FOR A CERTIFICATE OF COMPLIANCE RELATED TO THE DISPOSITION OF TAXABLE CANADIAN PROPERTY

Tick (✓) the box that applies to you ☐ Proposed disposition ☐ Completed disposition

Vendor (non-resident)

Last name (print)	First name and initial (print)	Date of birth: Year, Month, Day	Date of departure from Canada: Year, Month, Day

Present address	Social insurance number or temporary tax number
	Business Number (BN)
Representative – name and address (see note below)	Telephone and fax number

Note: By completing this information, you authorize the person named to act as your representative in matters concerning this request.

Purchaser

Last name	First name and initial	Telephone
Present address		
Representative's name and address		Telephone and fax number

1. If you previously filed Form T2062 or Form T2062A in this calendar year, state the name of the tax services office where you filed it, and give the name and address of the purchaser(s). ______

2. Is the disposition subject to an election under section 85 (transfer of property to a corporation)? ☐ Yes ☐ No

3. Do you hold or plan on holding a mortgage as a result of the disposition? ☐ Yes ☐ No

4. Have you received income, including rents, royalties, or lease payments, from the property? ☐ Yes ☐ No

   If *yes*, complete the following:

   ☐ Non-resident tax was withheld.
   Give the name and address of person who withheld the tax. ______

   ☐ Non-resident tax was not withheld.
   State the period when income was received from the property. ______ (year, month, day) to ______ (year, month, day) (attach income statements that show the amount of gross income)

   If *no*, state the use of the property during the period of ownership. ______

5. If you have outstanding balances for taxes, including income or excise taxes, custom duties, or the goods & services tax/harmonized sales tax (GST/HST), give the identification or account number(s) for the outstanding balances. ______

6. State the last tax year for which you filed a Canadian income tax return, if applicable: ______

7. Is the disposition of property to a person with whom you are not dealing at arm's length, or is it a gift inter-vivos? ☐ Yes ☐ No
   If *yes*, and the disposition is at less than fair market value, enter the fair market value at the time of disposition in column (1) below.

Details of property (refer to instructions on page 1 for more information)

Date or proposed date of disposition (Year, Month, Day)	Vendor's acquisition date (Year, Month, Day)	Description of property

(1) Proceeds of disposition	(2) Adjusted cost base	(3) Gain or (loss). Column (1) less column (2)	(4) Exemptions	(5) Net gain or (loss). Column (3) less column (4)
$	$	$	$	$
			Payment of tax. Enter 25% of net gain. ▶	$

Certification

I, ______ (Name), certify that the information given on this form is, to the best of my knowledge, correct and complete.

______ (Date) ______ (Authorized person's signature) ______ (Position or office)

T2062 E (01) (Ce formulaire existe en français.) Canada

Fresh start rule

If you are claiming an exemption under the *Canada-US Tax Convention*, Article XIII paragraph 9 (Fresh Start Rule), include:

- ☐ proof that you were a continuous resident of the United States from September 26, 1980, to the date of sale;
- ☐ the value of the property on December 31, 1971 (for property acquired before January 1, 1972); and
- ☐ a calculation of the exempt portion of the gain accrued to December 31, 1984; or
- ☐ an appraisal report for the fair market value of the property on December 31, 1984.

Non-arm's length transactions

If the transaction is between non-arm's length parties, include:

- ☐ an appraisal report determining the fair-market value of the property at the time of disposition; or
- ☐ a letter of opinion from an appraiser or agent.

Gift of property

If the transaction is a gift of property, include:

- ☐ a copy of the transfer deed.

Section 85 elections (rollovers)

If a section 85 election is made on the transaction, include a copy of:

- ☐ Form T2057, *Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation;* or
- ☐ Form T2058, *Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation;* and
- ☐ all supporting documents including valuations, appraisals, and calculations showing how the agreed amounts were determined.

Corporate reorganization

If the transaction is a result of a corporate reorganization, include:

- ☐ copies of documents explaining the reorganization;
- ☐ a list of steps involved in the reorganization; and
- ☐ a corporate organization chart.

Deemed dividends - section 212.1 or subsection 84(3)

If a section 212.1 or subsection 84(3) deemed dividend results from the transaction, include the calculation of the:

- ☐ deemed dividend or paid-up capital reduction; and
- ☐ tax paid-up capital.

Trusts and estates

If the vendor is a trust or estate, include the following information as well as documents related to the transaction:

- ☐ name and address of the trustee, executor, administrator, or other representative of the trust or estate;
- ☐ proof of residency of the trustee, executor, administrator, or other representative of the trust or estate;
- ☐ the trust or estate's country of residence; and
- ☐ disclosure that a trust is a party to the transaction.

Charities and non-profit organizations

If the vendor is a charity or non-profit organization, include the following information as well as specific documents related to the transaction:

- ☐ proof that the organization is registered as a charity for tax purposes in the country of residence.

Joint tenancy, tenancy in common, or co-ownership

If the vendor is a member of a joint tenancy, tenancy in common or co-ownership, include the following information as well as specific documents related to the transaction:

- ☐ a list of names and addresses of all members.; and
- ☐ the percentage of ownership of each member.

Elections

If you previously made an election on the property, include a copy of the election form such as:

- ☐ Form T664 or T664 (Seniors), *Election to Report a Capital Gain on Property Owned at the end of February 22, 1994*; or
- ☐ Form T2061A, *Election by an Emigrant to Report Deemed Dispositions of Taxable Canadian Property and Any Resulting Capital Gain or Loss*

Payment of tax or security

If you are making a payment of tax, include:

- ☐ the trust cheque, certified cheque, bank draft, or money order;
- ☐ the bank guarantee; or
- ☐ evidence that security has been given.

For CCRA use only

Account or subsidiary ledger number		Amount of payment	

Printed in Canada

FOR USE ONLY WITH THE PLAN OF ARRANGEMENT INVOLVING NORD PACIFIC LIMITED ITS SECURITYHOLDERS AND ALLIED GOLD LIMITED

LETTER OF TRANSMITTAL

FOR HOLDERS OF COMMON SHARES
of
NORD PACIFIC LIMITED

THIS LETTER OF TRANSMITTAL MUST BE DELIVERED BEFORE 4:30 P.M. (NEW YORK TIME) ON THE BUSINESS DAY PRIOR TO THE EFFECTIVE DATE OF THE ARRANGEMENT IN ORDER THAT ALLIED GOLD HAS THE APPROPRIATE DOCUMENTATION TO NOT BE REQUIRED TO WITHHOLD 25% OF THE CONSIDERATION FOR YOUR NORD PACIFIC SHARES ON THE EFFECTIVE DATE. THE EFFECTIVE DATE MAY BE ANY DAY ON OR AFTER SEPTEMBER 20, 2004, THE DAY ON WHICH THE NORD PACIFIC SECURITYHOLDER MEETING IS SCHEDULED, ALTHOUGH THE EFFECTIVE DATE IS PLANNED TO BE ON SEPTEMBER 20, 2004.

Please read the Instructions set out below carefully before completing this Letter of Transmittal .

Non-registered holders of Nord Pacific Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) who hold their Nord Pacific Share certificates on their behalf to arrange for their transfer into the name of the beneficial shareholder.

This Letter of Transmittal (the "**Letter of Transmittal**") is for use by holders of common shares ("**Nord Pacific Shares**") of Nord Pacific Limited ("**Nord Pacific**") in connection with the proposed arrangement ("**Arrangement**") involving Nord Pacific, Allied Gold Limited ("**Allied Gold**") and the Securityholders of Nord Pacific pursuant to an arrangement agreement dated as of December 20, 2003, as amended, between Nord Pacific and Allied Gold (the "**Arrangement Agreement**"), the full text of which is set out in the Joint Information Circular and Proxy Statement ("**Joint Circular**") of Nord Pacific and Allied Gold dated August 13, 2004. Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Joint Circular.

TO: **AMERICAN STOCK TRANSFER & TRUST CO. (the "Depositary")**
By Mail, Hand, Courier or Registered Mail:
American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038
Attention: **Paula Caroppoli**

AND TO: **ALLIED GOLD LIMITED**
AND TO: **NORD PACIFIC LIMITED**

The undersigned delivers to you the enclosed certificate(s) representing Nord Pacific Shares in the name of the undersigned to be exchanged for ordinary shares of Allied Gold (the "**Allied Gold Shares**") pursuant to and in accordance with the Arrangement described in the Joint Circular and so that holding statements therefor be provided to the undersigned according to this Letter of Transmittal.

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	**Name in which Nord Pacific Shares are Registered**	**Number of Nord Pacific Shares**
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

2

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Nord Pacific Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2. acknowledges receipt of the Joint Circular;

3. instructs Allied Gold that, unless otherwise indicated under "BOX A SPECIAL INSTRUCTIONS FOR REGISTRATION OF ALLIED GOLD SHARES" or "BOX B SPECIAL INSTRUCTIONS FOR SENDING HOLDING STATEMENTS FOR ALLIED GOLD SHARES" below, the Allied Gold Shares to which the undersigned is entitled should be issued and registered, subject to Allied Gold's Canadian withholding tax obligations, in the name of the undersigned and holding statements therefor forwarded to the undersigned at the address last specified in the corporate records of Nord Pacific. If the Arrangement is not completed and the Arrangement Agreement is terminated or Nord Pacific terminates its obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence;

4. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Nord Pacific Shares for Allied Gold Shares;

5. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

6. represents and warrants that the undersigned has checked all the applicable representation and warranties listed in the following boxes:

BOX (Check applicable boxes)	**REPRESENTATION AND WARRANTY**
6A ☐	Some or all of my Common Share certificates have been lost, stolen or destroyed. (Please review item 7 of the instructions for the procedure to replace lost or destroyed certificates.)
6B ☐	The undersigned is a resident of Canada for the purposes of the Income Tax Act (Canada) and is the beneficial owner of all of the Nord Pacific Shares listed above. (IF YOU CHECK THIS BOX YOU SHOULD ALSO CHECK AND FILL OUT THE INFORMATION REQUIRED IN BOX 6B-a OR 6B-b , AS APPROPRIATE. Please review item 8 of the instructions if you are not a Canadian resident for Canadian income tax purposes.)
6B-a ☐	I am an individual and the following is my CANADIAN SOCIAL INSURANCE NUMBER ____________________ (Please print)
6B-b ☐	The undersigned is a corporation, partnership or sole proprietorship and the following is its CANADA BUSINESS NUMBER ____________________ (Please print)

3

6C ☐	Attached is the Certificate of Compliance (Form T2064) issued by the Canada Revenue Agency in the name of the undersigned matching the number of Nord Pacific Shares listed above and deposited by the undersigned herewith. The undersigned is the beneficial owner of all of the Nord Pacific Shares listed above. (To be filled out if you are unable to make the representation and warranty contained in Box 6B above and are providing herewith the applicable Certificate of Compliance to Allied Gold in respect of its withholding tax obligations concerning the undersigned. Please review item 8 of the instructions.)
6 D ☐	The undersigned is the beneficial owner of all of the Nord Pacific Shares listed above and (a) is NOT a "U.S. Shareholder" as defined in item 10 of the instructions hereto or (b) has properly completed Substitute Form W-9 attached at Appendix A hereto. (Please review item 10 of the instructions. IF YOU ARE A U.S. SHAREHOLDER YOU SHOULD ALSO CHECK AND FILL OUT THE INFORMATION REQUIRED APPENDIX A.)

7. hereby unconditionally and irrevocably attorns and agrees to the non-exclusive jurisdiction of the courts of the Province of New Brunswick, Canada and the courts of appeal therefrom.

SIGNATURE GUARANTEED BY
(if required under item 3 and 4 of the instructions):

Dated: ______________________, 2004

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative (see items 3 and 5 of the instructions)

____
Name of Shareholder (please print or type)

____
Telephone Number of Shareholder

____
Facsimile Number of Shareholder

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

____
Name of Authorized Representative, if applicable (please print or type)

____
Total Number of Nord Pacific Shares Beneficially Held, Directly or Indirectly, by the Shareholder

4

BOX A
SPECIAL INSTRUCTIONS FOR REGISTRATION OF NAME OF HOLDER OF ALLIED GOLD SHARES
(See Instruction 2)

To be completed only if the Allied Gold Shares are NOT to be registered in the name of the undersigned as last registered on the corporate records of Nord Pacific.

☐ Please register all my Allied Gold Shares

in the Name of:

____
(please print)

BOX B
SPECIAL INSTRUCTIONS FOR SENDING HOLDING STATEMENTS FOR ALLIED GOLD SHARES
(See Instruction 2)

To be completed only if the if the holding statement in respect of the Allied Gold Shares is NOT to be sent to the address of the undersigned last registered on the corporate records of Nord Pacific.

☐ Please send the holding statements for my Allied Gold Shares to the following address:

Address: ____________________________
(please print)

____

____
(include country and postal or zip code)

BOX C
ALTERNATIVE INSTRUCTIONS FOR PAYMENT OF NET PROCEEDS WITHHELD SHARES, IF APPLICABLE
(See Instruction 11)

To be completed only if this Letter of Transmittal is not submitted prior to the Effective Date of the Arrangement but is submitted prior to October 21, 2004 and any proceeds from withheld Allied Gold Shares are NOT to be sent to the undersigned in a cheque denominated in U.S. Dollars and one of the choices below is preferable.

☐ Please deliver any net proceeds to which the undersigned is entitled from withheld Allied Gold Shares in a cheque denominated in Australian Dollars.

OR

☐ Please wire any net proceeds to which the undersigned is entitled from withheld Allied Gold Shares to the following U.S. Dollar bank account. The undersigned will bear wire transfer costs.

Bank Name: ________________________________
(please print)

Bank Branch Address: ________________________________

____

Bank Branch Telephone Number: ________________________________

Beneficiary of Account (*Name in Full*): ________________________________

Account Number: ________________________________
(please provide full details for international wire transfers from Australia to this bank account)

Any Other Details: ________________________________

____

5

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Nord Pacific Shares and all other documents required by the terms of the Arrangement must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Nord Pacific Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Shareholders whose Nord Pacific Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in registering such shares in their name and depositing their Nord Pacific Shares.**

2. **Special Registration and Address Instructions**

The boxes entitled "BOX A SPECIAL INSTRUCTIONS FOR REGISTRATION OF ALLIED GOLD SHARES" or "BOX B SPECIAL INSTRUCTIONS FOR SENDING HOLDING STATEMENTS FOR ALLIED GOLD SHARES", as applicable, should be completed if: (a) the Allied Gold Shares to be issued to the undersigned pursuant to the Arrangement are to be issued and registered in the name of a person other than the person signing the Letter of Transmittal (in which case Box A should be completed); or (b) holding statements in respect of the Allied Gold Shares to be issued to the undersigned pursuant to the Arrangement are to be sent to an address other than that in the corporate records of Nord Pacific for the undersigned (in which case Box B should be completed); or (c) both (a) and (b) (in which case Box A and Box B should be completed). Please note that no certificates will be issued for the Allied Gold Shares and the holding statements evidence the holding of such shares, as described in the Joint Circular. If Box A or Box B are improperly filled out, the instructions provided therein will be disregarded and any Allied Gold Shares to which the undersigned is entitled will be issued to the undersigned Nord Pacific Shareholder, subject to the Canadian withholding tax obligations of Allied Gold, and holding statements will be sent to the appropriate Allied Gold Shareholder at the last address registered on the corporate records of Nord Pacific.

3. **Signatures**

This Letter of Transmittal must be completed and signed by the registered holder of Nord Pacific Shares or by such holder's duly authorized representative (in accordance with paragraph 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) representing the Nord Pacific Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) representing Nord Pacific Shares without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) representing Nord Pacific Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Nord Pacific Shares or if Allied Gold Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) representing Nord Pacific Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing Nord Pacific Shares and must be guaranteed as noted in paragraph 4 "*Guarantee of Signatures*" below.

6

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Nord Pacific Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An **"Eligible Institution"** means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Nord Pacific Shares, additional certificate numbers and the number of Nord Pacific Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Nord Pacific Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing holders of Nord Pacific Shares by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

7. **Lost Certificates**

If a certificate representing Nord Pacific Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible, Box 6A checked and this Letter of Transmittal forwarded, together with a letter describing the loss or destruction, to the New York office of the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they can contact you.

7

CANADIAN NORD PACIFIC SECURITYHOLDERS ARE ADVISED TO CONSULT THEIR OWN LEGAL AND TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND FOR ANY ASSISTANCE IN OBTAINING A CERTIFICATE OF COMPLIANCE IN A TIMELY FASHION.

9. **Dissenting Shareholders**

According to the order of the Court of Queen's Bench of New Brunswick having jurisdiction to approve the Arrangement, registered Nord Pacific Shareholder who wish to avail themselves of the dissent rights under the *Business Corporations Act* (New Brunswick) need to provide a written objection to the Arrangement Resolution and this written objection may be provided to the Depositary NOT LATER THAN 4:30 P.M. (NEW YORK TIME) ON THE BUSINESS DAY PRECEDING THE NORD PACIFIC MEETING OF SECURITYHOLDERS CALLED TO APPROVE THE ARRANGEMENT (I.E. TO BE HELD ON SEPTEMBER 11, 2004) OR ANY ADJOURNMENT THEREOF. If the undersigned wishes to dissent to the Arrangement Resolution the undersigned may attach his written objection hereto and complete this Letter of Transmittal and by doing so tender the undersigned's Nord Pacific Share certificates to Nord Pacific and provide the representations and warranties with respect to the undersigned's residence for purposes of the *Income Tax Act* (Canada) or alternatively attach the required and appropriate Certificate of Compliance showing Nord Pacific as the acquiror of the undersigned's Nord Pacific Shares so that Nord Pacific will not be obligated to otherwise withhold Canadian taxes from any consideration to which the Nord Pacific Shareholder will be entitled.

10. **Substitute Form W-9 - Nord Pacific Shareholders that are U.S. Shareholders**

For the purposes of this Letter of Transmittal, a "**U.S. Shareholder**" means: a beneficial owner of Nord Pacific Shares that, for United States federal income tax purposes, is:

(a) a citizen or resident of the United States;

(c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income;

(e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Nord Pacific Shareholders that are U.S. Shareholders should complete Substitute Form W-9 (see Appendix A below).

In order to avoid "backup withholding" of United States income tax on payments made on the Nord Pacific Shares, a Nord Pacific Shareholder that is a U.S. Shareholder must generally provide its correct taxpayer identification number or Social Security Number ("**TIN**") on Substitute Form W-9 and certify, under penalties of perjury, that such number is

8

correct and that such Nord Pacific Shareholder is not subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty may be imposed on the Nord Pacific Shareholder that is a U.S. Shareholder by the Internal Revenue Service ("**IRS**") and payments made with respect to the Nord Pacific Shares may be subject to backup withholding of 28%.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain "not-for-profit" organizations, and certain non-U.S. persons) are not subject to backup withholding. A Nord Pacific Shareholder that is a U.S. Shareholder should consult his or her tax advisor as to the shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual's social security number. The "Awaiting TIN" box of the Substitute Form W-9 may be checked if a Nord Pacific Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the "Awaiting TIN" box is checked, the Nord Pacific Shareholder that is a U.S. Shareholder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a Nord Pacific Shareholder that is a U.S. Shareholder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such Nord Pacific Shareholder will be subject to backup withholding at a rate of 28% until a TIN is provided.

11. **Letters of Transmittal submitted on or after the Effective Date but prior to October 21, 2004**

If the undersigned has not delivered this Letter of Transmittal properly completed to the Depositary prior to the Effective Date, Allied Gold will withhold 25% of the Allied Gold Shares to which the undersigned may otherwise have been entitled, for Canadian income taxes from the Nord Pacific Securityholders. Allied Gold will have issued such Allied Gold Shares and those in respect of other applicable Nord Pacific Securityholders to the Escrow Agent who will pool all such shares and sell them in order to obtain proceeds to be remitted to the Canada Revenue Agency. However, if the undersigned delivers this Letter of Transmittal properly completed to the Depositary on or after the Effective Date but prior to October 21, 2004, Allied Gold may not remit the net proceeds from the Allied Gold Shares withheld from the undersigned to the Canada Revenue Agency. In stead on the date Allied Gold instructs the Escrow Agent to remit monies to the Canada Revenue Agency for any other applicable Nord Pacific Securityholders, Allied Gold may instruct the Escrow Agent to remit to the undersigned the proportionate share of the net proceeds which relates to the Allied Gold Shares withheld from the undersigned. Any such proportionate share of the net proceeds will be paid by sending to the undersigned a US Dollar cheque therefor at the address any Allied Gold Share holding statements are to be sent hereunder.

The undersigned may indicate in "BOX C - ALTERNATIVE INSTRUCTIONS FOR PAYMENT OF NET PROCEEDS OF WITHHELD SHARES, IF APPLICABLE" alternative instructions for the payment thereof from the choices provided. The undersigned may only check one such alternative. If both boxes are checked or if the instructions are unclear or cannot be successfully implemented by Allied Gold or the Escrow Agent then such alternative instructions will be disregarded and any net proceeds will be paid by sending to the undersigned a US Dollar cheque at the address to which any Allied Gold Share holding statements are to be sent hereunder.

9

APPENDIX A

TO BE COMPLETED ONLY BY NORD PACIFIC SHAREHOLDERS THAT ARE U.S. SHAREHOLDERS.

Note: Please review carefully Instruction 10 of the Letter of Transmittal regarding backup withholding before completing the following information.

Payor: Allied Gold Limited		
SUBSTITUTE FORM W-9	Part I: PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NO. OR SOCIAL SECURITY NO. IN THE SPACE AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number or Taxpayer Identification No. ("**TIN**") ____________________ ☐ Awaiting TIN

Certification — Under penalties of perjury, I certify that (1) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service ("**IRS**") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Print Name: ______________________________

Signature: ______________________________ Date: ____________________

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE "AWAITING TIN" BOX ON THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that (1) a TIN has not been issued to me, (2) either (a) I have mailed an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future, and (3) I understand that if I do not provide a TIN within 60 days, I will be subject to backup withholding at a rate of 28% until I provide a TIN.

Print Name: ______________________________

Signature: ______________________________ Date: ____________________

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF PAYMENTS MADE TO YOU.

Offices of the Depositary:

By Mail, Hand, Courier or Registered Mail:

Toll Free Telephone: 1-800-937-5549
E-mail: pcaroppoli@amstock.com

For information you may also contact the Solicitation Agent:

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Attention: **Karen Smith**

Telephone: (206) 870-8565
Fax: (206) 870-8492
E-mail: ksmith@advantageproxy.com

EXHIBIT 1

ARRANGEMENT INVOLVING

NORD PACIFIC LIMITED   and   ALLIED GOLD LIMITED

SPECIAL MEETING OF SECURITYHOLDERS OF
NORD PACIFIC LIMITED
to be held September 11, 2004

— and —

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
ALLIED GOLD LIMITED
to be held September 17, 2004

NOTICES OF MEETINGS
and
NOTICE OF PROPOSED ARRANGEMENT
and
JOINT INFORMATION CIRCULAR

August 13, 2004

NOTICE OF NORD PACIFIC SPECIAL		Key Approvals	28
MEETING OF SECURITYHOLDERS	3	Nord Pacific Securityholder Approval	28
NOTICE OF ALLIED GOLD LIMITED		Allied Gold Shareholder Approval	28
EXTRAORDINARY GENERAL		Court Approval	29
MEETING	4	Other Conditions Precedent	29
INFORMATION FOR UNITED STATES		Mutual Conditions	29
SHAREHOLDERS	1	Conditions of each of Nord Pacific and
CURRENCEY USED AND CURRENCY		Allied Gold	30
EXCHANGE RATES	1	Termination of the Arrangement	30
NORD PACIFIC AND ALLIED GOLD		Voting Support Agreements	31
MEETINGS	2	Directors of Nord Pacific	31
FORWARD-LOOKING INFORMATION		Effect of the Arrangement on Other Nord
ADVISORY	2	Pacific Securities	31
GLOSSARY OF TERMS	4	Timing	31
QUESTIONS AND ANSWERS ABOUT		Stock Exchange Listing	32
THE ARRANGEMENT	9	Exemptions from Certain Canadian
SUMMARY INFORMATION	14	Securities Law Requirements	32
Nord Pacific and Allied Gold	14	Resale of Allied Gold Shares	32
The Arrangement	14	U.S. Securities Laws	33
Background to the Arrangement	14	Prospectus and Registration Exemptions and
Benefits of the Arrangement	15	Resale of Allied Gold Shares	33
Procedure for the Arrangement to Become		United States	3
Effective	16	Nord Pacific Share Certificates	34
Procedural Steps	16	Trading in Allied Gold Shares	35
Recommendations of the Nord Pacific Board		Canadian Federal Income Tax
of Directors	16	Considerations	35
Recommendations of the Allied Gold Board		Shareholders Resident in Canada	36
of Directors	16	Disposition of Nord Pacific Shares
Opinions of Financial Advisor	17	Pursuant to Arrangement	36
Key Approvals and Conditions Precedent	17	Taxation of Capital Gains and Capital
Securityholder Approval	17	Losses	36
Court Approval	17	Dividends on Allied Gold Shares	37
Other Conditions Precedent	17	Disposition of Allied Gold Shares	37
Voting Support Agreements	18	Foreign Property Information Reporting	37
Timing	18	Foreign Investment Entity Draft
Stock Exchange Listing	18	Legislation	37
Nord Pacific Share Certificates	18	Dissenting Shareholders	38
Canadian Federal Income Tax		Eligibility for Investment	38
Considerations	18	Shareholders Not Resident in Canada	38
United States Federal Income Tax		Disposition of Nord Pacific Shares
Considerations	19	Pursuant to the Arrangement	39
Dissent Rights	19	Obtaining A Withholding Tax
Credit Facility	20	Certificate & Other Canadian Tax
Selected Financial Information	20	Filings	39
Information Relating to Nord Pacific and		Dissenting Shareholders	40
Allied Gold	20	United States Federal Income Tax
PART I - THE ARRANGEMENT	21	Considerations	40
General	21	Scope of this Disclosure	41
Background to the Arrangement	21	Authorities	41
Benefits of the Arrangement	24	U.S. Holders	41
Arrangement Agreement	25	Non-U.S. Holders	41
Details of the Arrangement	26	U.S. Holders Subject to Special U.S.
Recommendations of the Nord Pacific Board		Federal Income Tax Rules Not
of Directors	27	Addressed	41
Recommendations of the Allied Gold Board		Tax Consequences in Other
of Directors	27	Jurisdictions Not Addressed	41
Opinion of the Financial Advisor	28	Treaty Applications to Certain Persons	42

-i-

Transactions Not Addressed	42	Future increase in capital	64
U.S. Federal Income Tax Consequences	42	Variation of rights	64
The Arrangement as a Tax-Deferred		Dividend Policy	64
Reorganization	42	Principal Shareholders	64
The Arrangement as a Taxable		Prior Issues of Allied Gold Shares	65
Arrangement	43	Price Range and Trading Volume of
Dissenting U.S. Holders	44	Ordinary Shares	65
Potential Application of the PFIC Rules		Escrowed Securities	65
to the Arrangement	44	Risk Factors	66
Information Reporting; Backup Withholding		Legal Proceedings	66
Tax	47	Auditors, Registrar and Transfer Agent	66
No Legal Opinion or IRS Ruling	47	Material Contracts	66
Australian Federal Income Tax		PART V - PROXY AND VOTING
Considerations	47	MATTERS	68
Non-resident Shareholders	48	Solicitation of Proxies	68
Resident Shareholders	48	Voting of Registered Holders of Nord
Dissent Rights	49	Pacific Shares and Nord Pacific Options	68
Risk Factors	49	Voting of Registered Holders of Allied Gold
Expenses of the Arrangement	50	Shares	69
PART II FINANCING ARRANGEMENTS	51	Advice to Beneficial Owners of Nord
Credit Agreement	51	Pacific Shares or Allied Gold Shares	69
PART III INFORMATION RELATING TO		Nord Pacific Voting and Record Date	70
NORD PACIFIC	53	Allied Gold Voting and Record Date	70
Inter-Corporate Relationship	53	The Nord Pacific Meeting	71
Stock Options	54	The Allied Gold Meeting	71
Option Grants to Directors and named		PART VI OTHER BUSINESS AT THE
Executive Officers	54	NORD PACIFIC MEETING	72
Prior Sales	54	Election of Directors	72
Price Range and Trading Volume	54	PART VII ADDITIONAL INFORMATION
Principal Shareholders	55	FOR ALLIED GOLD
Directors and Officers of Nord Pacific	55	SHAREHOLDERS	73
Cease Trade Orders	57	ASX Listing Rule 7.1	73
PART IV INFORMATION RELATING TO		Resolution 2 - Allotment and Issue of
ALLIED GOLD LIMITED	58	Shares	73
General	58	Resolution 3 - Ratification of Issue of
Business of Allied Gold	58	Shares	74
Employees	59	Resolution 4 - Grant of Options	75
Selected Consolidated Financial Information		Resolution 5 - Re-election of a Director	76
and Operational Data	59	PART VIII OTHER INFORMATION	77
Directors and Officers of Allied Gold	59	Legal Matters	77
No Relationship to Nord Pacific Insiders	60	Experts	77
Executive Compensation	60	Reliance	78
Stock Options	60	NORD PACIFIC CERTIFICATE	79
Aggregated Option Exercises and Recent		ALLIED GOLD CERTIFICATE	80
Option Values	61	SCHEDULE “A” NORD PACIFIC
Remuneration of Directors	61	ARRANGEMENT RESOLUTIONS	A-1
Indebtedness of Directors and Senior		SCHEDULE “B” INTERIM ORDER	B-1
Officers	61	SCHEDULE “C” ARRANGEMENT
Interests of Management and Others in		AGREEMENT AS AMENDED AND
Material Transactions	61	RESTATED	C-1
Stock Options	62	SCHEDULE “D” CANADIAN
Description of Share Capital	62	WITHHOLDING TAX CLEARANCE
General Meetings	63	CERTIFICATE INSTRUCTIONS	D-1
Voting rights	63	SCHEDULE “E” FORM 10-KSB OF
Dividend rights	63	NORD PACIFIC LIMITED	E-1
Winding-Up	63	SCHEDULE “F” PROSPECTUS OF
Transfer of Shares	63	ALLIED GOLD LIMITED	F-1

-ii-

SCHEDULE “G” PRO FORMA
FINANCIAL STATEMENTS OF
ALLIED GOLD	G-1
SCHEDULE “H” CANADIAN GAAP
FINANCIAL STATEMENTS OF NORD PACIFIC	H-1
SCHEDULE “I” FINANCIAL
STATEMENTS OF ALLIED GOLD	I-1
SCHEDULE “J” SECTION 131 OF THE
BUSINESS CORPORATIONS ACT
(NEW BRUNSWICK)	J-1

-iii-

NORD PACIFIC LIMITED 2727 San Pedro, NE, Suite 116 Albuquerque, NM 87110 Tel: (505) 872-2470 Fax: (505) 830-9332

August 13, 2004

Dear Nord Pacific Shareholders and Nord Pacific Optionholders:

        As described in the accompanying Joint Information Circular of Nord Pacific and Allied Gold, your board of directors has carefully considered the proposed Arrangement of Nord Pacific and Allied Gold and has recommended the proposed Arrangement.

        The board of directors believes that the existing assets of Nord Pacific, when combined with the technical expertise and financial strength of Allied Gold, will create a strengthened investment performance outlook and an organization better positioned to succeed and grow.

        The board of directors recommends that Nord Pacific Shareholders and Nord Pacific Optionholders vote in favour of the resolution to be considered at the special meeting to be held on September 11, 2004. Certain members of the board of directors have agreed to vote their Nord Pacific Shares and Nord Pacific Options in favour of the resolution to be considered at the Nord Pacific special meeting.

        If approved (which we believe will happen), the share exchange will be a taxable event in Canada and non-residents of Canada are liable to have 25% withholding tax deducted from their proceeds. If you are a non-resident this will be accomplished by the withholding of 25% of the shares of Allied Gold to which you would otherwise have been entitled. These shares will then be sold to meet your withholding tax obligations. To recover this money you will have to file an income tax return with the Canada Revenue Agency to obtain a refund.

        However, if you are a non-resident of Canada, you may be able to obtain an exemption from Canadian withholding taxes from the Canada Revenue Agency. The necessary documentation to obtain this exemption certificate, officially called a Certificate of Compliance (but also referred to as a Withholding Tax Certificate) is attached hereto. Certain information concerning the Canadian federal tax consequences of the Arrangement for Nord Pacific Securityholders that are not resident in Canada for income tax purposes has been set out in this Joint Circular under the heading “Part I – The Arrangement – Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”.

        Terms used in this letter but not defined herein have the meaning given to them in the Joint Information Circular.

On behalf of the Board of Directors

(Signed)

Mark R. Welch
President and Chief Executive Officer

ALLIED GOLD LTD ACN 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

August 13, 2004

Dear Allied Gold Shareholders:

        As described in the accompanying Joint Information Circular of Nord Pacific and Allied Gold, your board of directors has carefully considered the proposed Arrangement of Nord Pacific and Allied Gold and unanimously supports the proposed issue of shares in consideration for the acquisition of all the share capital of Nord Pacific. The board of directors believes that the assets of Nord Pacific, in particular Nord Pacific’s interests in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture, along with Allied Gold’s personnel, technical expertise and financial strength, will create an organization with a stronger investment performance outlook and one that is better positioned to succeed and grow.

        The board of directors unanimously recommends that Allied Gold Shareholders vote in favour of the resolutions to be considered at the extraordinary general meeting to be held on September 17, 2004. Each member of the board of directors has determined to vote their Allied Gold Shares in favour of the resolutions to be considered at the extraordinary general meeting.

        Terms used in this letter but not defined herein have the meaning given to them in the Joint Information Circular.

On behalf of the Board of Directors

(Signed)

Mark V. Caruso
Chairman

NORD PACIFIC LIMITED

NOTICE OF NORD PACIFIC SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of the holders of the outstanding common shares of Nord Pacific Limited (“Nord Pacific”) and the holders of outstanding options and rights to acquire Nord Pacific Shares will be held at Nord Pacific’s head office: 2727 San Pedro NE, Suite 116, Albuquerque, New Mexico, 87110, 10:00 a.m. (Albuquerque time) on September 11, 2004 for the following purposes:

1.	to consider and, if deemed fit, pass a special resolution substantially in the form attached as Schedule A of the accompanying Joint Information Circular of Nord Pacific and Allied Gold approving the Arrangement of Nord Pacific, which includes:

(a)	the exchange of each issued and outstanding Nord Pacific Share (other than Nord Pacific Shares held by Allied Gold) for AUS$0.20 to be satisfied through the issuance of one Allied Gold Share;

(b)	the exchange of AUS$280,000 subordinated indebtness owed by Nord Pacific to Nord Resources for 1,400,000 Allied Gold Shares; and

(c)	the issuance of 1,431,482 Allied Gold Shares to one Nord Pacific Optionholder who is “in the money” and entitled to receive such Allied Gold Shares on the Effective Date,

subject to any withholding tax obligations;

2.	to elect three directors of Nord Pacific as its new board of directors; and

3.	to transact such other business as may properly come before the Nord Pacific Meeting or any adjournment or adjournments thereof.

The full text of the special resolution approving the Arrangement is set forth in Schedule “A” to the Joint Information Circular. The Joint Information Circular contains detailed information concerning Nord Pacific, Allied Gold, the Arrangement and the other matters to be considered at the Nord Pacific Meeting and should be carefully reviewed by Nord Pacific Securityholders. The Joint Information Circular, form of proxy and the related enclosures will be mailed to Nord Pacific Securityholders and Nord Resources Corporation (“Nord Resources”) on or about August 16, 2004.

Pursuant to the Interim Order of the Court of Queen’s Bench of New Brunswick, registered Nord Pacific Securityholders have the right to dissent and be paid fair value for their Nord Pacific Securities in respect of the Arrangement under the NBBCA. This right is described in the Joint Information Circular. Failure to comply strictly with the requirements set forth in the NBBCA may result in the loss of any right to dissent.

Only holders of Nord Pacific Shares and Nord Pacific Options at the close of business on July 29, 2004 and Nord Resources, as holder of subordinated indebtedness of Nord Pacific, are entitled to notice of the Nord Pacific Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his Nord Pacific Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than 10 days before the Nord Pacific Meeting that the transferee’s name be included in the list of Nord Pacific Shareholders entitled to vote, in which case such transferee shall be entitled to vote such securities at the Nord Pacific Meeting.

Nord Pacific Securityholders may vote in person at the Nord Pacific Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Nord Pacific Securityholder) as their proxy to attend and vote in their place. Nord Pacific Securityholders unable to be present at the Nord Pacific Meeting are requested to date and sign the enclosed form of proxy and return it to American Stock Transfer & Trust Co., in the enclosed envelope or otherwise deliver it to the American Stock Transfer & Trust Co. at 59 Maiden Lane, Plaza Level, New York, NY 10038 Attention: Paula Caroppoli, on or before noon (New York time) on September 9, 2004, or if the

Nord Pacific Meeting is adjourned, by noon (New York time) on the second business day prior to the date on which the Nord Pacific Meeting is reconvened.

If you are an unregistered shareholder of the Nord Pacific and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

Terms used in this letter but not defined herein have the meaning given to them in the Joint Information Circular.

Albuquerque, New Mexico August 13, 2004	BY ORDER OF THE BOARD OF DIRECTORS (Signed) Mark R. Welch President and Chief Executive Officer

ALLIED GOLD LIMITED
ABN 86 104 855 067

NOTICE OF ALLIED GOLD LIMITED EXTRAORDINARY GENERAL MEETING

Notice is given that the extraordinary general meeting of shareholders of Allied Gold will be held at 10:30 a.m. at the Seminar Room, 8th floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia on September 17, 2004.

SPECIAL BUSINESS

The Joint Information Circular which accompanies this Notice contains detailed information regarding the matters to be considered at the Allied Gold Meeting. Allied Gold Shareholders are encouraged to read the Joint Information Circular in its entirety before making a decision on how to vote. Terms used in this Notice have the meaning given to them in the Joint Information Circular.

Resolution 1 – Merger with Nord Pacific Limited

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, pursuant to and in accordance with Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, shareholders:

(a)	ratify the execution by Allied Gold of the Arrangement Agreement whereby Allied Gold will acquire all of the issued capital of Nord Pacific Limited (a company incorporated pursuant to the laws of New Brunswick) (“Nord Pacific”) as more particularly described in the Joint Circular accompanying this Allied Gold Notice of Meeting and agree to the performance by Allied Gold of its obligations under the Arrangement Agreement; and

(b)	approve and authorise the directors to allot and issue to the Nord Pacific Shareholders, in accordance with the Arrangement Agreement referred to in paragraph (a) of this resolution, up to 22,170,176 fully paid ordinary shares in the capital of Allied Gold on the terms set out in the Joint Circular accompanying this Allied Gold Notice of Meeting.”

Short Explanation: Under the Listing Rules of the ASX, a company must seek shareholder approval prior to the issue of securities if the number of securities that are proposed to be issued will exceed a threshold of 15% of its total issued ordinary shares in any 12 month period. As part of the acquisition of Nord Pacific, securities exceeding the 15% threshold will be issued to Nord Pacific Shareholders. Accordingly, shareholder approval is required under the Listing Rules of the ASX.

Voting Exclusion: Allied Gold will disregard any votes cast on this resolution by a person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder if the resolution is passed and any associate of those persons.

Resolution 2 – Allotment and Issue of Allied Gold Shares

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for Allied Gold to allot and issue up to 1,400,000 fully paid ordinary shares in the capital of Allied Gold to Nord Resources Corporation (a company incorporated pursuant to the laws of Delaware) in exchange for a liability of AUS$280,000 owed by Nord Pacific to Nord Resources Corporation on the terms and conditions set out in the Joint Information Circular accompanying this Allied Gold Notice of Meeting.”

Short Explanation: Under the Listing Rules of the ASX, Allied Gold may seek shareholder approval prior to a placement to allow it the flexibility to make future issues of securities exceeding the threshold of 15% of its total ordinary shares in any 12 month period. Please refer to the Joint Circular for further details.

Voting Exclusion: The Company will disregard any votes cast on this resolution by any person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder if the resolution is passed, and any associates of those persons.

Resolution 3 – Ratification of Issue of Allied Gold Shares

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, shareholders ratify the allotment and issue of 4,275,000 fully paid ordinary shares in the capital of Allied Gold, details of which are set out in the Joint Information Circular accompanying this Allied Gold Notice of Meeting.”

Short Explanation: An equity issue can be ratified by shareholders in accordance with the Listing Rules of the ASX. This allows Allied Gold the flexibility to issue securities in the future up to the threshold of 15% of its total ordinary shares in any 12 month period. Please refer to the Joint Information Circular for further details.

Voting Exclusion: Allied Gold will disregard any votes cast on this resolution by any person who participated in the issue of the securities and any associate of those persons.

Resolution 4 – Grant of Options

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for Allied Gold to grant 1,425,000 options each to acquire a fully paid ordinary share in the capital of Allied Gold to the parties and on the terms and conditions set out in the Joint Information Circular accompanying this Allied Gold Notice of Meeting.”

Short Explanation: Under the Listing Rules of the ASX, Allied Gold may seek shareholder approval prior to a placement to allow it the flexibility to make future issues of securities up to the threshold of 15% of its total ordinary shares in any 12 month period. Please refer to the Joint Information Circular for further details.

Voting Exclusion: Allied Gold will disregard any votes cast on this resolution by any person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder if the resolution is passed, and any associates of those persons.

Resolution 5 – Re-election of a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, in accordance with Clause 13.4 of Allied Gold’s Constitution, Mr Jeffrey Moore, being a director of Allied Gold who was appointed during the year by the directors of Allied Gold, being eligible and offering himself for re-election, be appointed as a director of Allied Gold.”

Short Explanation: Clause 13.4 of the Constitution provides that a director filling a casual vacancy or appointed as an addition to the existing directors of Allied Gold, holds office only until the next following general meeting and is then eligible for re-election.

DATED THIS 31 DAY OF JULY, 2004
BY ORDER OF THE BOARD

(Signed)

MR. MARK CARUSO
CHAIRMAN

NOTES:

1.	A shareholder of Allied Gold entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder’s voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of Allied Gold.

2.	To vote by proxy, please complete and sign the proxy form enclosed with this Notice and Joint Information Circular as soon as possible and deliver the proxy form to the Company at P.O. Box 235 Welshpool DC, Western Australia 6986, or by fax to +61 8 9353 4894, so that it is received not later than 10:30 a.m. (WST) on September 15, 2004.

3.	Where a voting exclusion applies, Allied Gold need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4.	For the purposes of Regulation 7.11.37 of the Corporations Act, the Directors of Allied Gold have set a date to determine the identity of those entitled to attend and vote at the meeting. This date is 10:30 a.m. (WST) on September 15, 2004.

IN THE COURT OF QUEEN’S BENCH OF NEW BRUNSWICK
TRIAL DIVISION

JUDICIAL DISTRICT OF SAINT JOHN

IN THE MATTER OF SECTION 128 OF THE BUSINESS
CORPORATIONS ACT, BEING CHAPTER B-9.1, S.N.B. 1981,
AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANAGEMENT
INVOLVING NORD PACIFIC LIMITED, ITS
SECURITYHOLDERS AND ALLIED GOLD LIMITED

NOTICE OF PROPOSED ARRANGEMENT

        NOTICE IS HEREBY GIVEN that a Notice of Application (the “Application”) has been filed with the Court of Queen’s Bench of New Brunswick, Trial Division, Judicial District of Saint John (the “Court”) by Nord Pacific Limited (“Nord Pacific”) with respect to a proposed arrangement (the “Arrangement”) under section 128 of the Business Corporations Act, S.N.B. 1981, c. B-9.1, as amended (the “NBBCA”), involving Nord Pacific, holders (the “Nord Pacific Shareholders”) of its issued and outstanding common shares (the “Nord Pacific Shares”) and holders (the “Nord Pacific Optionholders”) of options or rights to acquire common shares of Nord Pacific (collectively, “Nord Pacific Securityholders”) and Allied Gold Limited (“Allied Gold”), which Arrangement is described in greater detail in the Joint Information Circular of Nord Pacific and Allied Gold dated August 13, 2004 accompanying this Notice of Proposed Arrangement. At the hearing of the Application, Nord Pacific and Allied Gold intend to seek the following:

(a)	a declaration that the terms and conditions of the Arrangement are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 128 of the NBBCA; and

(c)	such other and further orders, declarations and directions as the court may deem just.

        AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before the Court of Queen’s Bench of New Brunswick, Trial Division at the Provincial Building, 4th Floor, 110 Charlotte Street, Saint John, New Brunswick, Canada, on September 20, 2004 at 1:30 p.m. (Saint John time) or as soon thereafter as counsel may be heard. Any Nord Pacific Securityholder or other interested party desiring to support or oppose the Application may appear at the time of hearing in person or by counsel for that purpose provided such Nord Pacific Securityholder or other interested party files with the Court and serves upon Nord Pacific, on or before 5:00 p.m. September 15, 2004, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out such securityholder’s or other interested party’s address for service by ordinary mail and indicating whether such securityholder or other interested party intends to support or oppose the Application or make submissions. Service on Nord Pacific is to be effected by delivery to the solicitors for Nord Pacific at the address set forth below.

        AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Nord Pacific Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

        AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated August 13, 2004, has given directions as to the calling and holding of a special meeting of the Nord Pacific Securityholders for the purpose of voting upon a special resolution to approve the Arrangement and, in particular, has directed that the Nord

Pacific Securityholders shall have the right to dissent under the provisions of Section 131 of the NBBCA upon compliance with the terms of the NBBCA and the Interim Order.

        AND NOTICE IS FURTHER GIVEN that a copy of the Application and other documents in the proceedings will be furnished to any securityholder of Nord Pacific or other interested party requesting the same by the under-mentioned solicitors for Nord Pacific upon written request delivered to such solicitors as follows:

Clark Drummie 40 Wellington Row PO Box 6840 RPO Brunswick Square Saint John, NB, E2L 4S3

Attention: William C. Kean Phone: (506) 633-3825 Fax: (506) 633-3811

        DATED at the City of Albuquerque, in the State of New Mexico, this 13th day of August, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF NORD PACIFIC LIMITED (Signed) Mark R. Welch President and Chief Executive Officer

JOINT INFORMATION CIRCULAR

CONCERNING THE ARRANGEMENT INVOLVING

NORD PACIFIC LIMITED

and

ALLIED GOLD LIMITED
(ABN 86 104 855 067)

August 13, 2004

INFORMATION FOR UNITED STATES SHAREHOLDERS

This Joint Circular has been prepared in accordance with disclosure requirements in New Brunswick, Canada and other applicable Canadian jurisdictions for Nord Pacific Securityholders and those in Australia for Allied Gold Shareholders. Nord Pacific Securityholders and Allied Gold Shareholders in the U.S. should be aware that such requirements are different than those of the U.S. applicable to proxy statements under the U.S. Securities Exchange Act of 1934. The financial statements and historical financial information of Allied Gold included herein have been prepared in accordance with Australian GAAP, which differ from U.S. GAAP in certain material respects, and thus are not comparable in all respects to financial statements and historical financial information of U.S. companies.

The Allied Gold shares to be issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. Any offers to resell or resales of such Allied Gold shares by persons who, immediately prior to the arrangement, were “affiliates” (generally, controlling persons or members of a control group) of Nord Pacific or Allied Gold or who will be affiliates of Allied Gold after the arrangement are subject to restrictions under the U.S. Securities Act as more fully described under the heading “The Arrangement — Resale of Allied Gold Shares.”

Certain information concerning the Canadian federal tax consequences of the Arrangement for Nord Pacific Securityholders that are not resident in Canada for income tax purposes has been set out in this Joint Circular under the heading “Part I – The Arrangement – Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”. Certain information concerning the United States federal tax consequences of the Arrangement for Nord Pacific Securityholders that are United States tax payers has been set out in this Joint Circular under the heading “Part I – The Arrangement – United States Federal Income Tax Considerations”. Such information does not address all aspects of taxation that may be relevant to particular United States Nord Pacific Securityholders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. United States Nord Pacific Securityholders are advised to consult their tax advisers to determine the particular consequences, if any, of the Arrangement to them under the United States tax laws.

Enforcement by Nord Pacific Securityholders and Allied Gold Shareholders of civil liabilities under the U.S. securities laws may be affected adversely by the fact that Nord Pacific and Allied Gold are organized under the laws of jurisdictions outside the U.S., that some or all of their officers and directors are residents of countries other than the U.S., that some of the experts named in this Joint Circular are residents of countries other than the U.S., and that all or a substantial portion of the assets of Nord Pacific and Allied Gold and such persons may be located outside the U.S.

THE ALLIED GOLD SHARES TO BE DISTRIBUTED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS JOINT CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY USED AND CURRENCY EXCHANGE RATES

All dollar amounts set forth in this Joint Circular are in United States dollars, except where otherwise indicated.

For each period, the following table provides the high and low exchange rates for one Australian dollar expressed in U.S. dollars, the average of these exchange rates for such periods, and the exchange rate at the end of such periods, based upon the noon buying rate certified by the Federal Reserve Bank of New York:

	Three months ended	Twelve Months Ended December 31,
	March 31, 2004	2003	2002

High	$0.7979	$0.7520	$0.5748
Low	$0.7325	$0.5629	$0.5060
Average	$0.7654	$0.6586	$0.5448
Period End	$0.7620	$0.7520	$0.5625

On July 30, 2004, the exchange rate for one Australian dollar expressed in U.S. dollars based on the noon buying rate certified by the Federal Reserve Bank of New York was $ 0.7035.

NORD PACIFIC AND ALLIED GOLD MEETINGS

This Joint Circular is being furnished to: (a) Nord Pacific Securityholders in connection with the solicitation of proxies by Nord Pacific’s management for use at the Nord Pacific Meeting; and (b) Allied Gold Shareholders to provide additional information for the Allied Gold Shareholders to consider prior to voting on the Allied Gold Resolutions at the Allied Gold Meeting.

The purpose of the Nord Pacific Meeting is to submit to Nord Pacific Securityholders, for their consideration, the Nord Pacific Arrangement Resolutions to authorize the Arrangement and the Nord Pacific Other Business to elect three directors of Nord Pacific as its new board of directors.

The purpose of the Allied Gold Meeting is to submit to the Allied Gold Shareholders, for their consideration, the Allied Gold Resolutions to authorize the issue of up to 22,170,176 Allied Gold Shares to Nord Pacific Securityholders in order to complete the Arrangement and to conduct additional business of Allied Gold identified in the Allied Gold Resolutions.

All information in this Joint Circular relating to Nord Pacific has been supplied by Nord Pacific and all information relating to Allied Gold has been supplied by Allied Gold. Unless otherwise specified, the information contained herein is given as at the date hereof.

No person is authorized to give any information or to make any representation not contained in this Joint Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Joint Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Joint Circular nor any distribution of the securities referred to in this Joint Circular shall, under any circumstances, create an implication that there has been no change in the information set forth therein since the date of this Joint Circular.

FORWARD-LOOKING INFORMATION ADVISORY

This Joint Circular contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this Joint Circular include, but are not limited to, statements with respect to: the timing and success of obtaining necessary consents and approvals for the Arrangement, the timing and successful completion of the Arrangement, the strategic benefits of the Arrangement, the potential of the Joint Venture, the nature and extent of the estimates of the mineral reserves of Nord Pacific, timing estimates, financial estimates and cost estimates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Securityholders are cautioned not to place undue reliance on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which such forward-looking information is based will prove to be correct. By its nature, forward-looking information of Nord Pacific and Allied Gold involves numerous assumptions, risks and uncertainties, both general and specific and including those discussed elsewhere in this Joint Circular, including under “Part I – The Arrangement – Risk Factors”, “Schedule E - Form 10-KSB of Nord Pacific Limited”, “Schedule H Financial Statements of Nord Pacific”, “Schedule F - Prospectus of Allied Gold Limited” and “Schedule I Financial Statements of Allied Gold” that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although Nord Pacific and Allied Gold believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Joint Circular include, but are not limited to: delays in obtaining Court or other approvals for the Arrangement; one or more parties not performing its obligations under its agreements; conditions to closing not being satisfied; competing proposals; third parties taking action to delay or prevent closing of the Arrangement; Securityholders rejecting the Arrangement; risks inherent in the mining industry generally and the particular properties in which Nord Pacific has an interest, such as fluctuations in gold prices, uncertainties involved in interpreting drilling results and other tests; possible inaccuracies in estimates of mineral reserves; possibility of cost overruns, accidents, strikes, delay and other problems in development projects; availability of financing and uncertainty as to terms of completed financings; environmental risks and government approvals; possible political instability or changes in government policy where properties are located and the uncertainty of estimates and projections relating to production, costs and expenses. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

Nord Pacific and Allied Gold caution that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this Joint Circular are expressly qualified by this statement. Nord Pacific and Allied Gold do not undertake any obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

GLOSSARY OF TERMS

Unless the context indicates otherwise, the terms set forth below shall have the meanings set forth below when used in the Notices of Meetings, this Joint Circular and the Schedules attached thereto.

“Acquisition Transaction” a transaction relating to the acquisition of Nord Pacific Shares or any other securities of Nord Pacific or any Nord Pacific Subsidiary, any amalgamation or other form of business combination involving Nord Pacific or any Nord Pacific Subsidiary, any sale, lease, exchange or transfer of all or a substantial portion of the assets of Nord Pacific (on a consolidated basis), or any take-over bid, reorganization, recapitalization, liquidation or winding up of or other business combination or transaction involving Nord Pacific or any Nord Pacific Subsidiary with any person other than Allied Gold or any of its affiliates;

“Acquisition Proposal” means any offer or proposal relating to any transaction or series of transactions involving an Acquisition Transaction;

“Aggregate Option Exercise Price” means the aggregate value of the cash that would have been payable upon exercise of a Nord Pacific Option in full, expressed in Australian dollars after conversion at the Exchange Rate;

“Aggregate Option Worth” means the product obtained by multiplying the aggregate number of Nord Pacific Shares issuable upon exercise of a Nord Pacific Option in full by AUS$0.20;

“Allied Gold” means Allied Gold Limited, a corporation incorporated under the laws of Western Australia and includes any successor corporation;

“Allied Gold Meeting” means the extraordinary general meeting of the holders of Allied Gold Shares (including any adjournment thereof) to be held to consider and, if thought fit, to approve the Allied Gold Resolutions;

“Allied Gold Notice of Meeting” means the notice of meeting for the Allied Gold Meeting which sets out the Allied Gold Resolutions and is contained in this Joint Circular;

“Allied Gold Properties” means disclosure in the Joint Circular regarding the mineral assets of Allied Gold;

“Allied Gold Record Date” means August 13, 2004;

“Allied Gold Resolutions” means the resolutions as contained in the Allied Gold Notice of Meeting;

“Allied Gold Shares” means fully paid ordinary shares in the capital of Allied Gold;

“Allied Gold Shareholders” means holders of Allied Gold Shares;

“Allied Gold Termination Event” means the occurrence of any of the following:

(a)	the board of directors of Nord Pacific has failed to make or has withdrawn or changed the recommendation to the Nord Pacific Securityholders to approve the Arrangement in a manner adverse to Allied Gold or shall have made any recommendation in favour of any other Acquisition Proposal or shall have resolved to do so prior to the Arrangement becoming effective or has failed to promptly and publicly reconfirm such recommendation if requested to do so by Allied Gold;

(b)	Nord Pacific enters into an agreement (other than a confidentiality agreement) with any person with respect to an Acquisition Proposal;

(c)	Nord Pacific Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval on or before September 24, 2004; or

(d)	Nord Pacific is in material breach of or breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach or breaches individually or in the aggregate would have a Material Adverse Effect on Nord Pacific or materially impede the completion of the Arrangement.

“Arrangement” means the arrangement under the provisions of Section 128 of the NBBCA involving Nord Pacific and Allied Gold on the terms set forth in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated December 20, 2003 as amended and restated, between Nord Pacific and Allied Gold pursuant to which the proposed Arrangement would proceed, a copy of which is attached as Schedule C to this Joint Circular;

“ASX” means Australian Stock Exchange Limited;

“AUS$” means Australian dollars:

“Australex” means Nord Australex Nominees (PNG) Limited, a corporation organized under the laws of Papua New Guinea and which is a wholly-owned subsidiary of Nord Pacific;

“Board Approval Modification” means the Board of Directors of Nord Pacific approving, recommending or voting in favour of an Acquisition Proposal other than that of Allied Gold or withdrawing or modifying in a manner adverse to Allied Gold its approval, recommendation or support of the Arrangement;

“Business Day” means, with respect to any action to be taken, any day, other than Saturday, Sunday or a day when banks in Albuquerque, New Mexico generally are not open for business;

“Canadian Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended;

“Cease Trade Orders” means the cease trade orders issued against Nord Pacific by the Alberta Securities Commission on August 17, 2001, by the British Columbia Securities Commission on February 19, 2002, and by a temporary order issued by the Ontario Securities Commission on July 23, 2001, as extended by a further order dated August 3, 2001;

“CMNP” means Compania Minera Nord Pacific De Mexico, S.A. de C.V., a corporation organized under the laws of Mexico;

“Corporations Act” means the Australian Corporations Act 2001;

“Court” means the Court of Queen's Bench, Trial Division of New Brunswick;

“Credit Agreement” means the Credit Facility Agreement dated December 20, 2003 as amended and restated between Nord Pacific and Allied Gold, under which Allied Gold has agreed to provide certain financing to Nord Pacific in exchange for convertible notes issued to it by Nord Pacific;

“CRA” means the Canada Revenue Agency;

“Depositary” means American Stock Transfer & Trust Co., at the offices specified in the Letter of Transmittal;

“Dissenting Nord Pacific Securityholders” means Nord Pacific Securityholders whose securities are registered in their names on the register of Nord Pacific and who validly exercise the rights of dissent provided to them by the Court in accordance with the NBBCA;

“Effective Date” means the date upon which the Arrangement becomes effective under the NBBCA;

“Effective Time” means the time at which the Arrangement becomes effective on the Effective Date;

“Escrow Agent” means the person appointed by Allied Gold to act as escrow agent under the Escrow Deed;

“Escrow Agreement” means the agreement between Allied and the Escrow Agent providing for the issuance to the Escrow Agent of Allied Gold Shares, the sale thereof and the escrow of funds received from the sale of certain Allied Shares the net proceeds from which Allied may be required to remit to CRA as withholding tax under the Canadian Tax Act;

“Exchange Rate” means the exchange rate used to calculate the conversion of U.S. dollars into Australian dollars based upon the noon buying rate reported by the Federal Reserve Bank of New York on the 2nd business day prior to the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or modified by the highest court to which an appeal may be applied for;

“GAAP” means generally accepted accounting principles;

“Hicor” means Hicor Corporation, a corporation organized under the laws of Delaware;

“Interim Order” means the order of the Court providing for, among other things, the calling and holding of the Nord Pacific Meeting;

“Joint Circular” means this Joint Information Circular dated August 13, 2004 of Nord Pacific and Allied Gold furnished in connection with the solicitation of proxies for use at the Nord Pacific Meeting and to the Allied Shareholders to provide additional information for the Allied Gold Shareholders to consider prior to voting on the Allied Gold Resolutions at the Allied Gold Meeting;

“Joint Venture” means the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture;

“Joint Venture Agreement” means collectively, the agreement dated November 29, 2002, as amended by an agreement among such parties dated January 27, 2003, the Deed of Agreement among such parties (dated 28.01.2003 in the footer of the text thereof) with respect to the Simberi Mining Joint Venture and the Deed of Agreement among such parties (dated 28.01.2003 in the footer of the text thereof) with respect to the Tabar Exploration Joint Venture;

“Letter of Transmittal” means the letter of transmittal to be sent to Nord Pacific Securityholders with this Joint Circular to be used by the Nord Pacific Securityholders to surrender the certificates representing their securities of Nord Pacific in order to receive certificates for the Allied Gold Shares issued to them pursuant to the Arrangement;

“LIBOR” means, for an advance under the Credit Facility, on the day that is two Business Days prior to the date of the advance, the rate per annum quoted as the London Interbank Offer Rate for “this week” as evidenced on the website: www.bankrate.com/brm/ratehm.asp for term deposits of United States dollars having a term that is most closely similar to the term of maturity of such advance in question, as determined by Allied Gold in its sole discretion (or if such rate is unavailable, the rate quoted to Allied Gold by its principal bankers at such time and notified to Nord Pacific);

“Material Adverse Effect” means, with respect to any person, an effect or change, respectively, in each case which is materially adverse to the business, financial condition, operations, property, condition (financial or otherwise) or prospects of such person and its subsidiaries, taken as a whole, or on the ability of a person to perform its obligations under the Arrangement Agreement, the Credit Agreement or to complete this Arrangement;

“NANPL” means Nord Australex Nominees Pty. Ltd., a corporation organized under the laws of Australia;

“NBBCA” means the Business Corporations Act (New Brunswick), S.N.B. 1981, c. B-9.1, as amended, including the regulations promulgated thereunder;

“Nord Pacific” means Nord Pacific Limited, a corporation continued under the NBBCA and includes any successor corporation;

“Nord Pacific Arrangement Resolutions” means the resolutions approving the Arrangement set forth in Schedule A to this Joint Circular;

“Nord Pacific Meeting” means the special meeting of Nord Pacific Securityholders (including any adjournment thereof) to be held to consider and, if thought fit, to approve the Nord Pacific Arrangement Resolutions and the Nord Pacific Other Business;

“Nord Pacific Optionholders” means the holders of Nord Pacific Options;

“Nord Pacific Options” means the options and rights to acquire Nord Pacific Shares issued and outstanding or any agreement to issue Nord Pacific Shares on the occurrence of one or more conditions in existence under stock option plans of Nord Pacific or otherwise;

“Nord Pacific Other Business” means the business of electing three directors of Nord as described in Part VI of the Joint Circular;

“Nord Pacific Record Date” means July 29, 2004;

“Nord Pacific Securities” means, collectively, Nord Pacific Shares and Nord Pacific Options;

“Nord Pacific Securityholders” means, collectively, the Nord Pacific Shareholders and the Nord Pacific Optionholders;

“Nord Pacific Shares” means fully paid common shares in the capital of Nord Pacific;

“Nord Pacific Shareholders” means the registered holders of Nord Pacific Shares;

“Nord Pacific Subsidiaries” means, collectively, SGC, Australex, NANPL, NRPPL, CMNP and Hicor and “Nord Pacific Subsidiary” means any one of such entities;

“Nord Resources” means Nord Resources Corporation, a corporation incorporated under the laws of Delaware and a holder of 3,697,561 Nord Pacific Shares as of the date hereof and the holder of AUS$280,000 of subordinated indebtedness of Nord Pacific;

“NRPPL” means Nord Resources (Pacific) Pty. Ltd., a corporation organized under the laws of Australia;

“PGM” means PGM Ventures Corporation, a corporation organized under the NBBCA;

“Plan of Arrangement” means the plan of arrangement set out as Schedule 1 to the Arrangement Agreement, a copy of which is set forth as Schedule C to this Joint Circular and any amendments or variations thereto made in accordance with Section 8.1 of the Arrangement Agreement;

“Schedules” means the schedules to this Joint Circular which are incorporated herein and form part of this Joint Circular;

“SEC” means the United States Securities and Exchange Commission;

“SGC” means Simberi Gold Company Limited, a corporation organized under the laws of Papua New Guinea and which is a wholly-owned subsidiary of Nord Pacific;

“Simberi Mining Joint Venture” means the mining joint venture related to mining lease 136 covering approximately 2,560 hectares on Simberi Island in eastern Papua New Guinea among Nord Pacific, SGC, Australex and PGM pursuant to the Joint Venture Agreement;

“Superior Transaction” means, a transaction:

(a)	pursuant to which (A) more than 50% of the then outstanding Nord Pacific Shares would be transferred, (B) an amount of Nord Pacific Shares greater than 100% of the then outstanding Nord Pacific Shares would be issued, (C) the holders of more than 50% of the Nord Pacific Shares outstanding immediately prior to such transaction would following such transaction receive in exchange for Nord Pacific Shares an amount of securities (if any) of the surviving or resulting entity (or its direct or indirect parent, as applicable) constituting less than 50% of the voting power of the surviving or resulting entity (or its direct or indirect parent, as applicable) or (D) in which all or substantially all of the assets of Nord Pacific (on a consolidated basis) would be transferred;

(b)	on terms which are more favourable from a financial point of view to the holders of Nord Pacific Shares than the Arrangement (taking into account all of the terms, conditions and aspects of such Acquisition Proposal and the Arrangement);

(c)	for which any necessary financing is committed; and

(d)	that does not contain a due diligence condition;

“Tabar Exploration Joint Venture” means the exploration joint venture related to exploration license 609 covering 254 km2 over the remaining area on Simberi Island, in eastern Papua New Guinea, not covered by the Simberi Mining Joint Venture and the other Tabar Islands in eastern Papua New Guinea among Nord Pacific, SGC, Australex and PGM pursuant to the Joint Venture Agreement;

“Termination Amount” means an amount equal to the sum of: (i) Allied Gold’s actual out of pocket expenses (including fees and disbursements of legal counsel) incurred in connection with the Arrangement Agreement, the Arrangement and the transactions contemplated thereby; (ii) if requested by Allied Gold, all amounts (including principal and accrued but unpaid interest) due and owing under the Credit Agreement; and (iii) $240,000;

“U.S.” and “US” means United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holders” has the meaning ascribed to such term under “Part I — The Arrangement — United States Federal Income Tax Considerations — Scope of this Disclosure — U.S. Holders”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Withholding Tax Certificate” means, with respect to a particular Nord Pacific Securityholder, a certificate of compliance issued by the CRA pursuant to Section 116 of the Canadian Tax Act with a certificate limit which is not less than the Fair Market Value of the Allied Gold Shares such holder is entitled to receive on the Effective Date.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following questions and answers are qualified by and must be read in conjunction with the information contained in this Joint Circular.

Q.	When and where is the Nord Pacific Meeting?

A:     The Nord Pacific Meeting will take place at 10:00 a.m. (Albuquerque time) on September 11, 2004 at 2727 San Pedro NE, Suite 116, Albuquerque, New Mexico, 87110.

Q.	When and where is the Allied Gold Meeting?

A:     The Allied Gold Meeting will take place at 10:30 a.m. (WST time) on September 17, 2004 at the Seminar Room, 8th floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia.

Q.	What do Nord Pacific Securityholders and Allied Gold Shareholders need to do to vote?

A:     Nord Pacific Securityholders

If you are a registered holder of Nord Pacific Shares or Nord Pacific Options, you may indicate on the form of proxy how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your Nord Pacific Shares or Nord Pacific Options may be represented at the Nord Pacific Meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favour of the resolutions to be voted upon. Your proxy must be received at the office of the American Stock Transfer & Trust Co. at 59 Maiden Lane, Plaza Level, New York, NY 10038 by 5:00 p.m. (New York time) on September 9, 2004. Provided you are a registered Nord Pacific Shareholder or Nord Pacific Optionholder, you may also choose to attend the Nord Pacific Meeting and vote your Nord Pacific Shares or Nord Pacific Options in person.

If your Nord Pacific Shares are held by your broker, your broker will vote your Nord Pacific Shares only if you provide instructions on how to vote. Without instructions, your Nord Pacific Shares will not be voted. You should instruct your broker how you want your Nord Pacific Shares to be voted, following the procedures provided by your broker.

A:     Allied Gold Shareholders

If you are a registered holder of Allied Gold Shares, you may vote by attending the Allied Gold Meeting in person, by proxy or authorized representative. To vote in person, attend the Allied Gold Meeting on the date and at the place specified in the Allied Gold Notice of Meeting.

To vote by proxy, please complete the proxy form applicable to Allied Gold enclosed with this Joint Circular and send it to Allied Gold at P.O. Box 235 Welshpool DC, Western Australia 6986 or by fax to +61 8 9353 4894 so that it is received by 10:30 a.m. (WST time) on September 15, 2004.

Q.	What do I do if I want to change my vote?

A:	Provided you are a registered Nord Pacific Shareholder, Nord Pacific Optionholder or Allied Gold Shareholder on the applicable record date, you may send in a later-dated form of proxy to the American Stock Transfer & Trust Co. or Allied Gold, as applicable, prior to the deadline for receipt of proxies or you can attend the respective meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to the American Stock Transfer & Trust Co. or Allied Gold, as applicable, by 5:00 p.m. (Alberquerque time) on the last business day prior to the appropriate meeting or by giving it to the Chairman of the appropriate meeting prior to commencement of the meeting.

If your Nord Pacific Shares or Allied Gold Shares are held by your broker, you will be required to contact your broker and make the necessary arrangements.

Q.	When do I have to be a Nord Pacific Securityholder in order to be able to vote at the Nord Pacific Meeting?

A:	If you were a registered Nord Pacific Shareholder or Nord Pacific Optionholder at the close of business on July 29, 2004, you will be entitled to vote at the Nord Pacific Meeting. If you became a registered Nord Pacific Shareholder after July 29, 2004, you must, not later than 5:00 p.m. (Albuquerque time) on September 1, 2004, contact the American Stock Transfer & Trust Co. and request that your name be added to the list of Nord Pacific Shareholders entitled to vote. If your broker holds your Nord Pacific Shares, you must contact your broker and provide instructions on how to vote your Nord Pacific Shares.

Q.	When do I have to be an Allied Gold Shareholder in order to be able to vote at the Allied Gold Meeting?

A	If you are a registered Allied Gold Shareholder at 10:30 a.m. on September 15, 2004, you will be entitled to vote at the Allied Gold Meeting.

Q.	What are the Nord Pacific Securityholders being asked to vote on?

A:	Pursuant to the Interim Order, the Court has directed that the Nord Pacific Shareholders and Nord Pacific Optionholders voting together at the Nord Pacific Meeting, be asked to approve the Nord Pacific Arrangement Resolutions. The Nord Pacific Arrangement Resolutions approve the Arrangement with Allied Gold. The Nord Pacific Shareholders are also being asked to vote on the Nord Pacific Other Business. The Nord Pacific Other Business is to elect three members as the new Nord Pacific Board of Directors.

Q.	What are the Allied Gold Shareholders being asked to vote on?

A:	At the Allied Gold Meeting, the Allied Gold Shareholders will conduct an extraordinary general meeting and will be asked to approve the Allied Gold Resolutions. The Allied Gold Resolutions approve, among other things, the allotment and issue of up to 22,170,176 Allied Gold Shares to the Nord Pacific Securityholders, which is the form of consideration being used to pay for the Nord Pacific Securities to be acquired pursuant to the Arrangement. The Allied Gold Resolutions also approve the allotment and issue of up to 1,400,000 Allied Gold Shares to Nord Resources in exchange for a liability of AUS$280,000 owed by Nord Pacific to Nord Resources. Other resolutions include the ratification of a placement of Allied Gold Shares, the grant of free attaching options and the re-election of a director.

Q.	As a Nord Pacific Securityholder what will I receive as a result of the Arrangement?

A:	As a Nord Pacific Shareholder you will receive one Allied Gold Share for each Nord Pacific Share owned subject to any withholding tax obligations in respect of the disposition of your Nord Pacific Shares. As a Nord Pacific Optionholder, you will receive one Allied Gold Share for each AUS$0.20 difference in value, if positive, resulting from the Aggregate Option Worth less the Aggregate Option Exercise Price, subject to any withholding tax obligations in respect of the disposition of your Nord Pacific Options. However, only one Nord Pacific Optionholder is “in the money” and entitled to receive 1,431,482 Allied Gold Shares on the Effective Date, subject to any withholding tax obligations. All other Nord Pacific Options do not have an Aggregate Option Worth greater than the Aggregate Option Exercise Price, so those Nord Pacific Optionholders will not be entitled to receive Allied Gold Shares in exchange for the cancellation of their Nord Pacific Options. All Nord Pacific Options will be cancelled as part of the Arrangement. The holder of Nord Pacific Shares that are exchanged or Nord Pacific Options that are cancelled shall cease to have any rights of action related to the holder’s ownership of such Nord Pacific Shares or Nord Pacific Options other than to be paid the consideration therefor contemplated under the Arrangement (where applicable, net of withholding tax paid by Allied Gold in respect thereof).

Q.	As an Allied Gold Shareholder what will I receive as a result of the Arrangement?

A:	As an Allied Gold Shareholder you will keep your Allied Gold Shares and participate in a greater pool of assets along with former Nord Pacific Securityholders. After the Arrangement, Allied Gold will own 100% of Nord Pacific and thereby indirectly its business assets, including its interest in the Joint Venture.

Q.	What is the tax impact of the Arrangement for Nord Pacific Securityholders?

A:	Canada

The disposition of Nord Pacific Shares in exchange for Allied Gold Shares pursuant to the Arrangement will be a taxable disposition of such securities for Canadian federal income tax purposes. Holders of Nord Pacific Shares who hold such securities as capital property for Canadian income tax purposes will generally realize a capital gain (or capital loss) to the extent that the fair market value of the Allied Gold Shares received by such holder pursuant to the Arrangement exceeds (or is less than) the holder’s adjusted cost base of the Nord Pacific securities so disposed of. Non-resident holders of Nord Pacific Shares may be able to avail themselves of an exemption from Canadian taxation by relying on an applicable tax treaty between their jurisdiction of residence and Canada but will need to provide a Withholding Tax Certificate from the CRA prior to the Effective Date in order to avoid a 25% Canadian withholding tax reducing the number of Allied Gold Shares that they receive (see “Q. How do I Obtain a Withholding Tax Certificate from the CRA”below). The tax consequences to dissenting holders of Nord Pacific securities may be materially different than those described above. The Joint Circular contains a detailed summary of the principal Canadian federal income tax considerations in respect of the Arrangement for residents and non-residents of Canada and which relate to the Arrangement. The above comments are qualified in their entirety by reference to such summary. See “Canadian Federal Income Tax Considerations”.

A:	United States

It is unclear whether the exchange of Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement will qualify as a tax-deferred reorganization or a taxable disposition. Whether the exchange will qualify as a tax-deferred reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the Effective Time of the Arrangement and the application of complicated U.S. federal income tax laws. If the exchange does not qualify as a tax-deferred reorganisation the proceeds of Nord Pacific Shares may be subject to U.S. backup withholding tax unless the holder provides appropriate information (as contemplated in the Letter of Transmittal) see “United States Federal Income Tax Considerations — Information Reporting; Backup Withholding Tax”. The tax consequences to dissenting holders of Nord Pacific Shares may be materially different than those described above. The Joint Circular contains a detailed summary of the anticipated material U.S. federal income tax consideration in respect to the Arrangement for U.S. Holders and which relate to the Arrangement. The above comments are qualified in their entirety by reference to such summary. See “United States Federal Income Tax Considerations”.

Q.	How do I receive Allied Gold Share certificates in exchange for my Nord Pacific Share certificates?

A:	The enclosed Letter of Transmittal must be completed by registered holders of Nord Pacific Shares and returned with your Nord Pacific Share certificates, if any, to the Depositary at any of the offices set forth in the Letter of Transmittal. The Letter of Transmittal must either (i) contain a completed certification (the “Residency Certification”) that you are a resident of Canada for Canadian income tax purposes, or (ii) be accompanied by a Withholding Tax Certificate from the CRA. If you do not complete the Residency Certification and do not provide a Withholding Tax Certificate on or before the last business day immediately prior to the Effective Date, Allied Gold will withhold 25% of the Allied Gold Shares you are otherwise entitled to receive pursuant to the Arrangement and will issue such shares to the Escrow Agent to be dealt with in accordance with the terms of the Escrow Agreement. Even if you obtain a Withholding Tax Certificate prior to the Effective Date, Allied Gold will withhold 25% of the Allied Gold Shares you are otherwise entitled to receive pursuant to the Arrangement unless you deliver both a Withholding Tax

Certificate and your Nord Pacific Share certificates, which match each other with respect to the name and number of securities, to the Depositary and the Withholding Tax Certificate confirms that Allied Gold need not withhold such amount.

Q.	How do I obtain a Withholding Tax Certificate from the CRA?

A:	If you are a non-resident of Canada for Canadian income tax purposes, you are required to obtain a Withholding Tax Certificate with respect to the disposition of your Nord Pacific Shares pursuant to the Arrangement. You should have already received a package from Nord Pacific describing this process. In addition, a copy of the prescribed application form (T2062) has been included in the package of materials mailed with this Joint Circular and additional copies of this form may be obtained by contacting the CRA or from their website (www.ccra-adrc.gc.ca). In addition, Schedule D to this Joint Circular contains an instruction letter as to how to complete the application form, including a description of the information and documentation required to be included with the application. The processing of a Withholding Tax Certificate can take 4 to 8 weeks, or longer, therefore you should submit the completed Withholding Tax Certificate application as soon as possible in order to maximize the likelihood of obtaining a Withholding Tax Certificate prior to the Effective Date.

Q.	What happens if I do not deliver a Residency Certification or Withholding Tax Certificate on or prior to the Effective Date?

A:	If you are a non-resident of Canada for Canadian income tax purposes (i.e., you cannot complete the Residency Certification contained in the Letter of Transmittal) and you do not deliver a Withholding Tax Certificate to the Depositary that matches the name and number of securities registered in such holder’s name on or prior to the Effective Date and the Withholding Tax Certificate confirms that Allied Gold need not withhold such amount, then 25% of the Allied Gold Shares you would otherwise be entitled to receive pursuant to the Arrangement will be withheld by Allied Gold and issued to the Escrow Agent. Pursuant to the terms of the Escrow Agreement, the Escrow Agent will be instructed to commence the orderly liquidation of any such withheld Allied Gold Shares. Non-resident holders of Nord Pacific Shares who deliver a Withholding Tax Certificate after the Effective Date but before the 21st day of the month following the month that includes the Effective Date (the “Certificate Deadline”) will only be entitled to claim from their proportionate share of the funds held by the Escrow Agent and there is no assurance that the net proceeds will be equivalent in value to the Allied Gold Shares which the holder was otherwise entitled to receive pursuant to the Arrangement. The Escrow Agent will remit any net proceeds to the CRA in respect of non-resident holders who do not deliver an appropriate Withholding Tax Certificate on or prior to the Certificate Deadline. Non-resident holders of Nord Pacific Shares may be entitled to a refund of all or some portion of the amounts remitted to the CRA upon filing the required Canadian income tax return for such shareholder’s taxation year that includes the sale of the Nord Pacific Shares.

Q.	What is the quorum for the Nord Pacific Meeting?

A:	Quorum for the Nord Pacific Meeting is 2 Nord Shareholders enitleed to vote at a meeting of the Nord Shareholders present in person or by proxy.

Q.	How many votes are required at the Nord Pacific Meeting to approve the Nord Pacific Arrangement Resolutions?

A:	The Nord Pacific Arrangement Resolutions must be approved by at least 66q% of the votes cast in respect of the Nord Pacific Shares and Nord Pacific Options, voting together at the Nord Pacific Meeting.

Q.	How many votes are required at the Nord Pacific Meeting to approve the Nord Pacific Other Business?

A:	The Nord Pacific Other Business must be approved by more than 50% of the votes cast in respect of the Nord Pacific Shares at the Nord Pacific Meeting.

Q.	How many votes are required at the Allied Gold Meeting to approve the Allied Gold Resolutions?

A:	The Allied Gold Resolutions must be approved by more than 50% of the votes cast in respect of the Allied Gold Shares at the Allied Gold Meeting.

Q.	What are the other material conditions that are needed to complete the Arrangement?

A:	The Arrangement is subject to approval by the Court. The Arrangement is also subject to certain other customary conditions.

Q.	Will the Allied Gold Shares issued to me be listed on a stock exchange?

A:	Allied Gold Shares are listed on the official list of the ASX under the ticker symbol “ALD” and the Allied Gold Shares issued to you will be listed, subject to the satisfaction of all applicable listing requirements of such exchange.

Q.	When do you expect the Arrangement to be completed?

A:	It is anticipated that the Arrangement will be completed on or about September 20, 2004.

SUMMARY INFORMATION

The following is a summary of the contents of this Joint Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements contained in this Joint Circular, including the Schedules which are incorporated herein and form part of this Joint Circular. Certain terms used herein and not otherwise defined are defined in the glossary of terms.

Nord Pacific and Allied Gold

Allied Gold is a company headquartered in Perth, Western Australia which is listed on the official list of the ASX. Allied Gold is engaged in the active exploration for and acquisition of gold properties. Nord Pacific is a New Brunswick, Canadian company whose shares are traded in the United States over the counter on the “Pink Sheets” and has its principal office in Albuquerque, New Mexico. Nord Pacific is engaged in the active exploration for and acquisition of gold properties and its principal asset is its interest in the Joint Venture, which is a gold mining project located in the Tabar Islands of eastern Papua New Guinea.

The Arrangement

Nord Pacific and Allied Gold have agreed to merge their business and operations through the acquisition by Allied Gold of all the issued shares of Nord Pacific in accordance with the Arrangement Agreement. In connection with the Arrangement, the holder of each issued and outstanding Nord Pacific Share (other than Nord Pacific Shares held by Allied Gold) will be entitled to receive one Allied Gold Share subject to any Canadian withholding tax obligations. Other than one Nord Pacific Optionholder who will have a right to receive, 1,431,482 Allied Gold Shares on the Effective Date, subject to any Canadian withholding tax obligations, all Nord Pacific Options have exercise prices in excess of AUS$0.20 (after converting the currency of the options into Australian dollars at the Exchange Rate) and therefore all of the Nord Pacific Options will be cancelled as part of the Arrangement.

The Arrangement will result in all former Nord Pacific Shareholders, other than Dissenting Nord Pacific Shareholders, holding Allied Gold Shares.

In addition, Nord Resources will, pursuant to the Arrangement, receive 1,400,000 Allied Shares (at a deemed issue price of AUS$0.20 per share) in exchange for Nord Pacific’s indebtedness to Nord Resources in the amount of AUS$280,000.

Background to the Arrangement

Nord Pacific’s primary business is the participation in the Joint Venture concerning mineral properties located on the islands of the Tabar Group of Papua New Guinea. The primary asset of Nord Pacific is a proposed development of oxide gold properties on Simberi Island contained in the Simberi Mining Joint Venture.

During the years of 2000, 2001 and 2002, Nord Pacific sold several assets to raise sufficient funds to maintain its corporate viability. Nord Pacific maintained its interest in the Tabar Islands project (which included the Simberi oxide gold deposits), particularly due to an increase in the price of gold, thereby enhancing the economic viability and prospects for development of the Simberi project.

Nord Pacific approached well over 100 mining and other companies to determine interest in a business arrangement with regard to the Simberi project. This process led to Nord Pacific entering into a letter agreement with PGM on September 20, 2002 whereby PGM would buy-in to the Tabar Islands Project.

Nord Pacific had initially planned to utilize the buy-in funds received from PGM to become current with its financial statement reporting requirements and other reporting requirements under the U.S. Exchange Act, which Nord Pacific believed would enhance its ability to raise its share of funds under the Joint Venture. Unfortunately litigation was commenced against Nord Pacific. The time and cost of the litigation prevented Nord Pacific from having any reasonable opportunity to become current in its reporting requirements. Due to Nord Pacific’s inability to become current with its reporting requirements, Nord Pacific was unable to raise funds conventionally for its share of funds under the Joint Venture with PGM.

Nord Pacific began to explore other alternatives to meet its foreseeable project funding and cash operating requirements. These efforts were primarily directed towards finding a suitable joint venture partner to fund Nord Pacific’s cash requirements under the Joint Venture or an investor interested in acquiring a control position in Nord Pacific for cash in an amount sufficient to provide the required funds under the expectation that PGM would be able to arrange project financing for development of the Simberi Mining Joint Venture. As a further alternative, Nord Pacific undertook a limited number of discussions with other mining companies which might have an interest in pursuing an acquisition of Nord Pacific.

Allied Gold became aware of the Nord Pacific situation in April, 2003 as a result of normal marketplace discussion in the global mining industry. Initial contact was with Mark Welch, President of Nord Pacific by telephone. These discussions were of an informal nature until August, 2003, when a decision was made by Allied Gold representatives to meet with Nord Pacific management in Albuquerque, New Mexico.

Meetings were held between the President of Nord Pacific, Greg Steemson, Managing Director, and David Lymburn, of Allied Gold and Allied Gold’s legal counsel on August 12 and 13, 2003, in Albuquerque, New Mexico at the head office of Nord Pacific. At this meeting the parties discussions included whether a transaction could be structured in light of the ongoing litigation between Nord Resources and Nord Pacific and the costs of the transaction, including bringing Nord Pacific up to date in its corporate and securities compliance obligations, and how Nord Pacific could prevent its interest in the Joint Venture from being further diluted.

At meetings held November 19 and 20, 2003 the parties determined that substantial financing would be necessary to preserve the assets of Nord Pacific for its shareholders and to pay the expenses of a transaction being completed and that Allied Gold was the only source of such financing. The parties set out the terms and conditions for the proposed transactions and financing in a proposal letter on November 20, 2003. Mark Welch provided the letter to the board of directors of Nord Pacific and with their approval signed a letter dated November 24, 2003, in which Nord Pacific agreed to provide exclusivity to Allied Gold and to maintain confidentiality.

A litigation settlement agreement was agreed and signed between Nord Pacific and Nord Resources on December 19, 2003. On Saturday, December 20, 2002, the Nord Pacific Board of Directors approved the final versions of the Arrangement Agreement, the Credit Agreement and certain supporting documents and agreed to recommend the transactions to the Nord Pacific Shareholders and authorized the signing of such agreements.

Benefits of the Arrangement

The Board of Directors of each of Nord Pacific and Allied Gold believe there are a number of benefits resulting from the Arrangement including the following:

(a)	Allied Gold will provide, or otherwise facilitate obtaining, financing to protect Nord Pacific’s interest in the Joint Venture and its other assets and to financially rehabilitate Nord Pacific, which includes completing the outstanding financial statements, audits and filings. Without this financing Nord Pacific would have been unable to convene a shareholders’ meeting, prepare this Joint Circular or pay its operating costs and contributions to the Joint Venture. Without the Arrangement and the consequential financial support afforded by the Credit Agreement, Nord Pacific would likely be unable to continue as a going concern and would have its interest in the Joint Venture diluted;

(b)	the mineral interests of Nord Pacific combined with the advanced exploration interest of Allied Gold will increase the market relevance of Allied Gold after the Arrangement. This will in turn enhance liquidity and may increase institutional investor interest;

(c)	the board of Allied Gold is growth oriented and has experience in the development of mineral projects. This experience will assist in the development of the Joint Venture and assessing and exploiting Nord Pacific’s mineral interests;

(d)	the financial strength and size of Allied Gold after the Arrangement should provide greater access to capital markets to finance acquisition and development opportunities;

(e)	the combined business of Nord Pacific and Allied Gold is expected to be conducted on a more cost effective basis and cost savings will be realized from the rationalization of the two companies’ compliance requirements; and

(f)	Nord Pacific Shareholders and Nord Pacific Optionholders will be entitled to receive Allied Gold Shares based on an exchange ratio believed by Nord Pacific to be fair, from a financial point of view, to the Nord Pacific Shareholders and Nord Pacific Optionholders.

Procedure for the Arrangement to Become Effective

Procedural Steps

The following procedural steps must be concluded for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Nord Pacific Securityholders in the manner set forth in the Interim Order;

(b)	the Allied Gold Resolutions must be approved by a majority of the Allied Gold Shareholders at the Allied Gold Meeting;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order;

(d)	all conditions precedent to the Arrangement as set forth in the Arrangement Agreement must be satisfied or waived by the appropriate parties; and

(e)	the Final Order and Articles of Arrangement, in the form prescribed by the NBBCA, must be filed with the Director under the NBBCA.

The Arrangement will become effective on the Effective Date. On the Effective Date, Allied Gold will obtain 100% of the Nord Pacific Shares and the Nord Pacific Options will be cancelled. Allied Gold will issue an aggregate of 22,170,176 Allied Gold Shares to the Nord Pacific Securityholders and 1,400,000 to Nord Resources in exchange for AUS$280,000 owed to it by Nord Pacific.

Recommendation of the Nord Pacific Board of Directors

The Board of Directors of Nord Pacific has approved the Arrangement Agreement and determined that the transactions contemplated thereunder, are fair to the Nord Pacific Securityholders and are in the best interests of Nord Pacific and the Nord Pacific Securityholders. The Board of Directors of Nord Pacific recommends that Nord Pacific Securityholders vote in favour of the Nord Pacific Arrangement Resolutions.

Recommendation of the Allied Gold Board of Directors

The Board of Directors of Allied Gold has unanimously approved the Arrangement Agreement and determined that the transactions contemplated thereunder, are in the best interests of Allied Gold and the Allied Gold Shareholders on the grounds that it is believed the principal asset of Nord, being its interest in the Joint Venture, represents an excellent opportunity for Allied Gold to apply its skills and resources for the benefit of all stakeholders. The Board of Directors of Allied Gold has also determined that the other business to be conducted at the Allied Gold Meeting is in the best interests of the Allied Gold Shareholders and recommends that Allied Gold Shareholders vote in favour of the Allied Gold Resolutions.

Opinions of Financial Advisor

The board of Nord Pacific received a fairness opinion of Grant Thornton Corporate Services (WA) Pty. Ltd. dated June 24, 2004 concluding that the Arrangement is fair from a financial point of view to the Nord Pacific Securityholders.

Key Approvals and Conditions Precedent

Securityholder Approval

In order for the Arrangement to become effective, the Nord Pacific Arrangement Resolutions approving the Arrangement must be passed by not less than 66q% of the votes cast by Nord Pacific Securityholders, voting together, present in person or by proxy, at the Nord Pacific Meeting and the Allied Gold Resolutions must be passed by more than 50% of the votes cast by Allied Gold Shareholders.

In addition, the obligations of Nord Pacific and Allied Gold to complete the Arrangement are subject to the completion of all necessary regulatory reviews, rulings, orders, consents and approvals required under applicable legislation and certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule C to this Joint Circular.

Court Approval

The Arrangement requires approval by the Court. The Court will consider the Arrangement under the provisions of the NBBCA. Prior to the mailing of this Joint Circular, Nord Pacific obtained the Interim Order providing for the calling and holding of the Nord Pacific Meeting and other procedural matters pertaining to the Arrangement. Subject to approval of the Nord Pacific Arrangement Resolutions by the Nord Pacific Securityholders at the Nord Pacific Meeting, the hearing in respect of the Final Order is scheduled to take place on September 20, 2004 at 1:30 p.m. (Saint John time) at the Court. All Nord Pacific Securityholders and other interested parties have the right to participate in, be represented at and present evidence or arguments at the hearing in respect of the Final Order, subject to serving and filing a Notice of Intention to Appear as set out in the Notice of Application and satisfying any other applicable requirements. At the hearing of the application in respect of the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Nord Pacific Securityholders.

The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit, or may refuse to approve the Arrangement. In the event that the terms of the Interim Order and the Final Order are not acceptable to either of Nord Pacific or Allied Gold, acting reasonably, either party may terminate the Arrangement Agreement and its obligation to consummate the Arrangement, notwithstanding the Final Order, subject to the restrictions on termination set forth in the Arrangement Agreement. In addition, either party may terminate the Arrangement Agreement if there is a material amendment to the terms of the Arrangement, subject to the restrictions on termination set forth in the Arrangement Agreement.

Other Conditions Precedent

Pursuant to the Arrangement Agreement, the respective obligations of the parties to that agreement to complete the Arrangement and to file Articles of Arrangement giving effect to the Arrangement are also subject to the satisfaction of certain other conditions and in such case the parties agreed to complete the Arrangement and file Articles of Arrangement on September 15, 2004 or such earlier date as Allied Gold may deem appropriate. See “Schedule C - Arrangement Agreement”.

Voting Support Agreements

Three directors of Nord Pacific at the time the Arrangement Agreement was signed, John Roberts, Lucile Lansing and Mark Welch and Nord Resources, along with certain other shareholders of Nord Pacific, together representing approximately 24% of the issued and outstanding Nord Pacific Shares as of the date hereof, have agreed to vote the Nord Pacific Securities owned or controlled by them as at the Nord Pacific Record Date in favour of the Nord Pacific Arrangement Resolutions approving the Arrangement. Allied Gold intends to vote the 16,433,650 Nord Pacific Shares it owns or controls as at the Nord Pacific Record Date, representing approximately 44% of the issued and outstanding Nord Pacific Shares, in favour of the Nord Pacific Arrangement Resolutions approving the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Nord Pacific will apply to the Court for the Final Order approving the Arrangement at a hearing scheduled to take place on September 20, 2004 at 1:30 p.m. If the Final Order is obtained by September 20, 2004 in form and substance satisfactory to Nord Pacific and Allied Gold and all the other conditions specified are satisfied or waived, Nord Pacific expects the Effective Date will be on or about September 20, 2004.

Stock Exchange Listing

The Allied Gold Shares are listed on the official list of the ASX. Allied Gold will apply for approval from the ASX for the listing of the Allied Gold Shares to be issued to Nord Pacific Shareholders pursuant to the Arrangement. Approval of the listing of the Allied Gold Shares to be issued will be subject to the fulfilment of all of the requirements of the ASX. If the Arrangement is completed, Nord Pacific will become a wholly-owned subsidiary of Allied Gold. It is anticipated that Allied Gold may continue to hold Nord Pacific as a wholly-owned subsidiary or Nord Pacific may be amalgamated with or wound-up into an affiliate of Allied Gold.

Nord Pacific Share Certificates

After the Effective Date, certificates formerly representing Nord Pacific Shares will represent only the right to receive the consideration therefor under the Arrangement. Enclosed with this Joint Circular is a Letter of Transmittal Nord Pacific Securityholders should use to deliver their Nord Pacific Shares and Nord Pacific Options to the Depositary in order to be entitled to be registered as a holder of Allied Gold Shares in exchange for the certificates representing the Nord Pacific Shares subject to any withholding tax obligations of Allied Gold. The Letter of Transmittal must be properly completed together with any certificates representing the Nord Pacific Shares, to the Depositary, in accordance with the instructions contained in the Letter of Transmittal. Other than one Nord Pacific Optionholder who will have a right to receive 1,431,482 Allied Gold Shares on the Effective Date, all of the Nord Pacific Options have an exercise price in excess of AUS$0.20 and therefore holders of those Nord Pacific Options, other than as mentioned, will have their Nord Pacific Options cancelled on the Effective Date.

Canadian Federal Income Tax Considerations

The disposition of Nord Pacific Shares in exchange for Allied Gold Shares pursuant to the Arrangement will be a taxable disposition of such securities for Canadian federal income tax purposes. Holders of Nord Pacific Shares who hold such securities as capital property for Canadian income tax purposes will generally realize a capital gain (or capital loss) to the extent that the fair market value of the Allied Gold Shares received by such holder pursuant to the Arrangement exceeds (or is less than) the holder’s adjusted cost base of the Nord Pacific Securities so disposed of.

Non-resident holders of Nord Pacific Shares may be able to avail themselves of an exemption from Canadian taxation by relying on an applicable tax treaty between their jurisdiction of residence and Canada. It is important to note that even where no Canadian tax will be payable if the disposition of Nord Pacific Shares gives rise to a capital loss or because any capital gain which arises is not subject to Canadian taxation due to the application of a relevant tax treaty, non-resident Nord Pacific will be required to give notice of any disposition of Nord Pacific Securityholders and obtain a Withholding Tax Certificate from the CRA, failing which Allied Gold will be required to withhold 25% of the Allied Gold Shares such Nord Pacific Securityholders would otherwise be entitled to.

Holders of Nord Pacific Shares not resident in Canada that do not deliver a Withholding Tax Certificate to the Depositary on or prior to the Effective Date, will have 25% of the Allied Gold Shares they are otherwise entitled to issued to the Escrow Agent. The Escrow Agent shall sell all such withheld Allied Gold Shares. Non-resident holders will only be entitled to claim their proportionate share of the funds held by the Escrow Agent and there is no assurance the net proceeds from such sales will be equivalent in value to the Allied Gold Shares which such non-resident holder was otherwise entitled to receive pursuant to the Arrangement.

Holders of Allied Gold Shares received pursuant to the Arrangement and who are resident in Canada may be subject to foreign property reporting requirements as well as certain proposed foreign investment entity rules.

The tax consequences to dissenting holders of Nord Pacific Securities may be materially different than those to other Nord Pacific Securityholders.

The Joint Circular contains a detailed summary of the principal Canadian federal income tax considerations in respect of the Arrangement for residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Canadian Federal Income Tax Considerations”.

CANADIAN NORD PACIFIC SECURITYHOLDERS ARE ADVISED TO CONSULT THEIR OWN LEGAL AND TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

United States Federal Income Tax Considerations

It is unclear whether the exchange of Nord Pacific Securities for Allied Gold Shares pursuant to the Arrangement will qualify as a tax-deferred reorganization or a taxable disposition. Whether the exchange will qualify as a tax-deferred reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the Effective Time of the Arrangement and the application of complicated U.S. federal income tax laws. The tax consequences to dissenting holders of Nord Pacific Securities may be materially different than those to other Nord Pacific Securityholders. The Joint Circular contains a detailed summary of the anticipated material U.S. federal income tax consideration in respect to the Arrangement for U.S. Holders and which relate to the Arrangement. The above comments are qualified in their entirety by reference to such summary. See “United States Federal Income Tax Considerations”.

UNITED STATES NORD PACIFIC SECURITYHOLDERS ARE ADVISED TO CONSULT THEIR OWN LEGAL AND TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

Dissent Rights

A Nord Pacific Securityholder is entitled to dissent in respect of the Arrangement in accordance with Section 131 of the NBBCA. Strict compliance with the provisions of Section 131 is required in order to exercise the right to dissent. Provided the Arrangement becomes effective, each Dissenting Nord Pacific Securityholder will be entitled to be paid the fair value of his or her Nord Pacific Securities in respect of which such Securityholder dissents in accordance with Section 131 of the NBBCA. If a dissenting shareholder does not send a written objection to the Depositary or the registered office of Nord Pacific, at or before the Nord Pacific Meeting will result in a loss of the right to dissent. Persons who are beneficial owners of Nord Pacific Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Nord Pacific Shares are entitled to dissent. Accordingly, a beneficial owner of Nord Pacific Shares desiring to exercise his or her right to dissent must make arrangements for the Nord Pacific Shares beneficially owned by such person to be registered in his or her name, or alternatively, make arrangements for the registered holder of its Nord Pacific Shares to dissent on his or her behalf. See Schedule J to this Joint Circular for the full text of Section 131 and see “Part I –The Arrangement – Dissent Rights”.

The Arrangement Agreement provides that it is a condition to completion of the Arrangement that holders of Nord Pacific Securities representing less than 5% of the outstanding Nord Pacific Shares exercise their right of dissent.

Credit Facility

On December 20, 2003, Nord Pacific and Allied Gold entered into the Credit Agreement whereby Allied Gold agreed to provide a credit facility of up to $5.4 million in favour of Nord Pacific in contemplation of the Arrangement to fund Nord Pacific’s capital expenditure obligations with respect to the Joint Venture and to fund its operating expenses prior to completion of the Arrangement. Nord Pacific is entitled to draw down on the credit facility by issuing convertible notes to Allied Gold. The convertible notes bear interest at LIBOR plus 2%, mature on December 31, 2005 and are convertible, at the option of Allied Gold, into Nord Pacific Shares on the following basis: (a) $0.05 per Nord Pacific Share on the first $600,000, (b) $0.10 per Nord Pacific Share on the next $1,800,000, (c) $0.15 per Nord Pacific Share on the next $1,000,000, (d) $0.20 per Nord Pacific Share on the next $1,000,000, and (e) $0.25 per Nord Pacific Share on the next $1,000,000 to a maximum of 35,666,667 Nord Pacific Shares. As of the date of this Joint Circular, Nord Pacific had drawn down $1,075,792 and issued two Series A convertible notes to Allied Gold in the aggregate amount of $600,000 which are convertible into Nord Pacific Shares at a rate of $0.05 per share and two Series B convertible notes in the aggregate amount of $475,792 which are convertible into Nord Pacific Shares at a rate of $0.10 per share. On February 12, 2004, Allied Gold exercised its option to convert the first Series A convertible note in the amount of $527,647 into 10,552,940 Nord Pacific Shares. On May 5, 2004, Allied Gold exercised its option to convert the second Series A convertible note in the amount of $72,353 into 1,447,060 Nord Pacific Shares and the first Series B convertible note in the amount of $199,870 into 1,998,700 Nord Pacific Shares. On May 11, 2004, Allied Gold exercised its option to convert $243,495 of the second Series B convertible note into 2,434,950 Nord Pacific Shares. See “Part II - Financing Arrangements”.

Selected Financial Information

The following tables set out certain financial information for Nord Pacific and Allied Gold and pro forma consolidated financial and operational information for Allied Gold after giving effect to the Arrangement and certain other adjustments as at the nine months ended March 31, 2004. The following information is presented under United States GAAP and should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of Allied Gold set forth at Schedule G to this Joint Circular.

For the Nine Months Ended March 31, 2004

	Nord Pacific	Allied Gold	Pro Forma Consolidated
	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$

Revenue	$nil	$nil	$nil
Net Income (loss)	$ (1,515,000)	$ (958,000)	$ (2,473,000)
per share (basic)	$ (0.05)	$ (0.03)	$ (0.04)
per share (diluted)	$ (0.05)	$ (0.02)	$ (0.03)
Net Assets per share	$ (0.03)	$ 0.11	$ 0.12
Total Assets	$ 1,268,000	$ 3,525,000	$ 9,091,000
Cash Assets	$ 117,000	$ 655,000	$ 953,000
Net Assets (deficit)	$ (1,028,000)	$ 3,175,000	$ 6,927,000
Capital Expenditures	$nil	$ 1,998,800	$nil
Shares outstanding	31,391,610	28,500,000	56,345,176

Note: (1)	Neither Nord Pacific nor Allied Gold declared any dividends during this period.

Information Relating to Nord Pacific and Allied Gold

Certain information relating to Nord Pacific is provided under the heading “Part III – Information Relating To Nord Pacific Limited”, Schedule E Form 10-KSB of Nord Pacific Limited and Schedule H - Financial Statements of Nord

Pacific. Certain information relating to Allied Gold is provided in this Joint Circular under the heading “Part IV Information Relating to Allied Gold Limited”, Schedule F - Prospectus of Allied Gold Limited, Schedule G - Pro Forma Financial Statements of Allied Gold and Schedule I - Financial Statements of Allied Gold.

PART I – THE ARRANGEMENT

General

On December 20, 2003, Nord Pacific and Allied Gold entered into an agreement providing for the acquisition by Allied Gold of all the Nord Pacific Shares and Nord Pacific Options (the “Arrangement”). Under the terms of the Arrangement Agreement, Allied Gold agreed, subject to the approval of the Arrangement by Nord Pacific Securityholders at the Nord Pacific Meeting and certain other conditions, to acquire all the issued and outstanding Nord Pacific Shares (other than Nord Pacific Shares held by Allied Gold) in exchange for AUS$0.20 per Nord Pacific Share and all of the issued and outstanding Nord Pacific Options in exchange for an amount in Australian dollars equal to the amount, if positive, of the Aggregate Option Worth less the Aggregate Option Exercise Price. These amounts shall be payable in Allied Gold Shares at a fixed rate of one Allied Gold Share for each AUS$0.20. Other than one Nord Pacific Optionholder who will have a right to receive 1,431,482 Allied Gold Shares on the Effective Date, all of the Nord Pacific Options have an exercise price greater than AUS$0.20 (after conversion at the Exchange Rate) and will be cancelled as part of the Arrangement. Upon completion of the Arrangement, Nord Pacific will become a wholly-owned subsidiary of Allied Gold and all former Nord Pacific Shareholders who are entitled thereto, other than Dissenting Nord Pacific Shareholders, will hold Allied Gold Shares upon remitting their Letter of Transmittal. In addition, Nord Resources has agreed, pursuant to the terms of the Arrangement Agreement, to accept 1,400,000 Allied Shares (at a deemed issue price of AUS$0.20 per share) as repayment of Nord Pacific’s indebtedness to Nord Resources in the amount of AUS$280,000.

Background to the Arrangement

Nord Pacific’s primary business is the participation in two joint ventures concerning mineral properties located on the islands of the Tabar Group of Papua New Guinea. These joint ventures exist pursuant to an agreement with PGM. The primary asset of Nord Pacific is a proposed development of oxide gold properties on Simberi Island contained in the Simberi Mining Joint Venture.

During the years of 2000, 2001 and 2002, Nord Pacific sold several assets to raise sufficient funds to maintain its corporate viability. Nord Pacific maintained its interest in the Tabar Islands project (which included the Simberi oxide gold deposits), particularly due to an increase in the price of gold, thereby enhancing the economic viability and prospects for development of the Simberi project. Nord Pacific also held minority positions in two exploration joint ventures in Australia and one in Canada, as well as a 100% interest in a Mexican concession called the Mapimi exploration prospect.

Nord Pacific approached well over 100 mining and other companies to determine interest in a business arrangement with regard to the Simberi project. This process led to Nord Pacific entering into a letter agreement with PGM on September 20, 2002.

Pursuant to the letter agreement, PGM was granted an option to acquire various interests in the Tabar Islands project. On or about November 29, 2002, PGM exercised its option and paid a total of $375,000 to enter into the Joint Venture with Nord Pacific. The Joint Venture has an indefinite term. The objectives of the Joint Venture are to place the Simberi Mining Joint Venture into production and to continue the exploration of properties covered by the Tabar Exploration Joint Venture. The commercial terms of the Joint Venture are more fully described in Schedule E, Form 10-KSB of Nord Pacific.

In the Simberi Mining Joint Venture, PGM has earned a 50% interest in the Simberi Mining Lease ML 136 by spending $1.5 million in pre-production costs and can earn an additional 1% by arranging project financing for the Joint Venture. Nord Pacific and PGM will each be responsible for contributing their respective share of equity required to complete the project financing. However, if Nord Pacific elects, or is unable to contribute its share, its interest will be diluted in accordance with a formula specified in the Joint Venture Agreement. However, in no event will Nord Pacific’s interest fall below a 15% interest in the Simberi Mining Joint Venture under this dilution provision.

In the Tabar Exploration Joint Venture, PGM has earned a 1% interest in the Exploration License EL 609 and can earn another 49% interest by spending $2 million on exploration activities prior to December 31, 2006.

Nord Pacific had initially planned to utilize the buy-in funds received from PGM to become current with its financial statement reporting requirements and other reporting requirements under the U.S. Exchange Act, which Nord Pacific believed would enhance its ability to raise its share of funds under the Joint Venture. Unfortunately litigation was commenced against Nord Pacific. See “Schedule E — Form 10-KSB of Nord Pacific Limited”. The time and cost of the litigation prevented Nord Pacific from having any reasonable opportunity to become current in its reporting requirements. Due to Nord Pacific’s inability to become current with its reporting requirements, Nord Pacific was unable to raise funds conventionally for its share of equity under the Joint Venture with PGM. Nord Pacific’s financial condition further suffered due to delays in receiving payment on cash calls issued under the Simberi Mining Joint Venture Agreement

Arrangement with Allied Gold Limited

Nord Pacific began to explore other alternatives to meet its foreseeable project equity and cash operating requirements. These efforts were primarily directed towards finding a suitable joint venture partner to fund Nord Pacific’s cash requirements under the Joint Venture or an investor interested in acquiring a control position in Nord Pacific for cash in an amount sufficient to provide the required funds under the expectation that PGM would be able to arrange project financing for development of the Simberi Mining Joint Venture. As a further alternative, Nord Pacific undertook a limited number of discussions with other mining companies which might have an interest in pursuing an acquisition of Nord Pacific. However, litigation initiated by Nord Resources on December 31, 2002, which challenged the transaction with PGM and sought to remove current management of Nord Pacific, created a serious impediment to proceeding with a normal commercial transaction, as well as consuming Nord Pacific’s limited resources defending the action. These matters remained in a considerable state of uncertainty into late July, 2003, at which time it appeared that Nord Resources was moderating its legal position in a manner which would enhance the possibility for Nord Pacific proceeding with a business transaction.

Allied Gold became aware of the Nord Pacific situation in April, 2003 as a result of normal marketplace discussion in the global mining industry. Initial contact was with Mark Welch, President of Nord Pacific by telephone. These discussions were of an informal nature until August, 2003, when a decision was made by Allied Gold representatives to meet with Nord Pacific management in Albuquerque, New Mexico.

Meetings were held between the President of Nord Pacific, Greg Steemson, Managing Director, and David Lymburn, of Allied Gold and Allied Gold’s legal counsel on August 12 and 13, 2003, in Albuquerque, New Mexico at the head office of Nord Pacific. At this meeting the parties discussed whether a transaction could be structured in light of the ongoing litigation between Nord Resources and Nord Pacific and the costs of the transaction, including bringing Nord Pacific up to date in its corporate and securities compliance obligations. Also discussed was the purported election of the five additional directors to the board of directors of Nord Pacific and how a transaction could be properly authorized and entered into with Nord Pacific that would not be the subject of uncertainty. Additionally, the parties considered how Nord Pacific could prevent its interest in the Joint Venture from being further diluted to preserve the maximum value for shareholders of Nord Pacific.

At these August meetings, potential transaction structures were discussed in which Nord Pacific Shareholders would exchange their shares for shares of Allied Gold to conserve available cash for the costs and expenses associated with the transaction and the development of the Simberi Mining Joint Venture. Transactions discussed would give Nord Pacific Shareholders greater liquidity, as their investment would be exchanged for a liquid stock. Allied Gold was concurrently implementing plans to list the company’s stock on the ASX and Allied Gold’s Shares were listed on the ASX on December 8, 2003. After the exchange of views at these meetings, Allied Gold’s representatives left to discuss the matter with members of Allied Gold’s Board of Directors.

In the weeks that followed, Allied Gold and its advisers considered the details of various possible transaction structures and spoke with a major shareholder of Nord Pacific to gauge its interest in a potential transaction. Greg Steemson, of Allied Gold and Mark Welch of Nord Pacific communicated intermittently by telephone and email with respect to whether the litigation with Nord Resources could be resolved to permit a transaction to be agreed and completed. They also discussed ideas for a structure of a potential transaction including various options to simplify the complexity thus reducing the costs, expenses and time that would be involved.

In this period, Allied Gold initiated discussions with Nord Resources to assist in resolving the outstanding issues between Nord Pacific and Nord Resources.

In November, 2003, Allied Gold advised Nord Pacific that consensus on how to move forward needed to be reached or Allied Gold was unwilling to devote any further time, energy or resources to considering and studying a transaction with Nord Pacific. Mr. Welch advised Allied Gold that an agreement in principle had been reached with Nord Resources to settle the outstanding litigation so that he believed a mutually beneficial transaction with Allied Gold was possible. Meetings were scheduled on November 19 and 20, 2003 in Albuquerque, New Mexico to negotiate the main elements of a potential agreement between Allied Gold and Nord Pacific and for Nord Pacific and Nord Resources to finalize their settlement negotiations of the litigation.

On November 19, 2003 Greg Steemson, Mark Welch and Herb Campbell, a consultant to Nord Pacific met and discussed a potential structure to deal with the issues involved. Mr. Welch reported on negotiations with Nord Resources to settle the litigation and the principal elements of such a transaction. Mr. Welch also reported that both Nord Resources and Nord Pacific understood the importance of a transaction with Allied Gold and they were both willing to cooperate to achieve this goal. Mr. Welch invited Allied Gold’s representatives to meet with Nord Resources’ representatives to ensure they would be comfortable with the details of the proposed settlement.

As a condition precedent, Allied Gold required that a new agreement be entered into between Nord Pacific and Mark Welch to reduce the amounts to which he would be entitled under existing agreements with respect to his employment, as Allied Gold was not prepared to acquire Nord Pacific if it had these liabilities.

At the meetings of November 19 and 20 the parties determined that substantial financing would be necessary to preserve the assets of Nord Pacific for its shareholders and to pay Nord Pacific’s expenses of the transactions being contemplated and that Allied Gold was the only source of such financing. Allied Gold and Nord Pacific negotiated the terms under which such financing could be provided by Allied Gold. Allied Gold was unwilling to provide unsecured financing given the precarious financial position of Nord Pacific and the possibility that an arrangement transaction may not be completed. The parties noted the restrictions that the Joint Venture Agreements had on taking Nord Pacific’s principal asset (its participating interest in the Simberi Mining Joint Venture) as security. As a compromise, Allied Gold indicated that it would consider providing financing as long as it could be sure that the uses of such funds could be agreed and that it could convert any loans made into Nord Pacific Shares to participate in the share value Allied Gold financing would provide to Nord Pacific Securityholders in the event that the arrangement transaction was not completed. Allied Gold and Nord Pacific representatives discussed their views about the conversion prices for the loans that would reflect various uses of the funds and the current value of Nord Pacific Shares.

Ron Hirsch and Andy Anderson of Nord Resources were invited to join the discussions concerning the financing of Nord Pacific as both the Allied Gold and Nord Pacific representatives wanted to ensure that the terms would be acceptable to the major shareholder of Nord Pacific not involved in management of such company. Ron Hirsch proposed the sliding scale finally agreed for conversion of the loans Allied Gold would make to Nord Pacific.

The parties set out the terms and conditions for the proposed transactions and financing in a proposal letter on November 20, 2003. Mark Welch provided the letter to the board of directors of Nord Pacific and with their approval signed a letter dated November 24, 2003, in which Nord Pacific agreed to provide exclusivity to Allied Gold and to maintain confidentiality. In this letter Allied Gold and Nord Pacific gave themselves until December 16, 2003 to negotiate definitive agreements.

In the following days the Arrangement Agreement and Credit Agreement were drafted, negotiated and revised. Meetings were arranged in Albuquerque on December 15 and 16, 2003 to finalize the Arrangement Agreement and Credit Agreement once an acceptable litigation settlement agreement had been entered into between Nord Pacific and Nord Resources. An agreement terminating the existing pension and severance agreements with Mark Welch and continuing his employment on acceptable terms was entered into on December 17, 2003. A litigation settlement agreement was agreed and signed between Nord Pacific and Nord Resources on December 19, 2003. The final drafts of the other agreements were negotiated between December 15 to December 17, 2003 and notice calling a Board of Directors meeting of Nord Pacific for December 20, 2003 was given. The purpose of the Nord Pacific Board of Directors meeting was to consider and approve entry into the Arrangement Agreement and the Credit Agreement.

Pursuant to the terms of the settlement agreement with Nord Pacific and others, the nominees of Nord Resources to the Board of Directors of Nord Pacific, purported to have been elected to the Board of Directors on July 28, 2003, all resigned except for Mr. John Champagne who could not be contacted by representatives of Nord Pacific or Nord Resources. Mr. Champagne was given notice of the meeting of directors in the event he was of the opinion he was entitled to participate and he did not attend nor communicate with Nord Pacific with respect the meeting.

On Saturday, December 20, 2003, the Nord Pacific Board of Directors approved entry into the agreements and agreed to recommend the transaction to the Nord Pacific Shareholders and authorized the execution of the agreements. The agreements were executed between the parties on such day. Support agreements, in which certain shareholders of Nord Pacific would agree to vote in favor of the Arrangement, were provided, agreed to and executed by Nord Resources and the officers and directors of Nord Pacific and certain others. On Monday, December 22, 2003, Nord Pacific announced the transactions and filed the announcement with the SEC under cover of a Form 8-K dated December 23, 2003, which included, as exhibits, the Arrangement Agreement and Credit Agreement (both dated December 20, 2003) between Nord Pacific and Allied Gold. The Form 8-K filing also included as exhibits: (a) the new executive employment agreement dated December 17, 2003 between Mark R. Welch, President and Chief Executive Officer, Nord Pacific and Hicor and (b) the form of support agreement dated December 22, 2003 among Allied Gold, the Nord Pacific officers and directors, Nord Resources and the trustee of retirement trust for the benefit of Mark R. and Sharon S. Welch, in which the shareholders of Nord Pacific agreed to support the Arrangement.

Benefits of the Arrangement

The Board of Directors of each of Nord Pacific and Allied Gold believe there are a number of benefits resulting from the Arrangement including the following:

(a)	Allied Gold will provide, or otherwise facilitate obtaining, financing to protect Nord Pacific’s interest in the Joint Venture and its other assets without which Nord Pacific would be unable to be financially rehabilitated, which includes completing the outstanding financial statements, audits and filings, and without which it would have been unable to convene a shareholders’ meeting, prepare this Joint Circular or pay its operating costs and contributions to the Joint Venture. Without the Arrangement and the consequential financial support afforded by the Credit Agreement, Nord Pacific would likely be unable to continue as a going concern and would have its interest in the Joint Venture diluted;

(b)	the mineral interests of Nord Pacific combined with the advanced exploration interest of Allied Gold will increase the market relevance of Allied Gold after the Arrangement. This will in turn enhance liquidity and may increase institutional investor interest;

(c)	the board of Allied Gold is growth oriented and has experience in the development of mineral projects. This experience will assist in the development of the Joint Venture and assessing and exploiting Nord Pacific’s mineral interests;

(d)	the financial strength and size of Allied Gold after the Arrangement should provide greater access to capital markets to finance acquisition and development opportunities;

(e)	the combined business of Nord Pacific and Allied Gold is expected to be conducted on a more cost effective basis and cost savings will be realized from the rationalization of the two companies’ compliance requirements; and

(f)	Nord Pacific Shareholders and Nord Pacific Optionholders will be entitled to receive Allied Gold Shares based on an exchange ratio believed by Nord Pacific to be fair, from a financial point of view, to the Nord Pacific Shareholders and Nord Pacific Optionholders.

Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which is attached as Schedule C to this Joint Circular.

The Arrangement Agreement contains certain representations and warranties made by each of Nord Pacific and Allied Gold in respect of their assets, liabilities, capital, financial position and operations. In addition, Nord Pacific provides covenants which govern the conduct of its operations and affairs prior to the completion of the Arrangement. In addition, both parties covenant to use all reasonable efforts to do all acts and things as may be necessary or desirable to ensure the successful implementation of the Arrangement.

The Arrangement Agreement contains a number of conditions precedent to the obligations of Nord Pacific and Allied Gold thereunder. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Arrangement becoming effective are set out in the Arrangement Agreement. Upon the conditions being fulfilled or waived, Articles of Arrangement are required to be filed under the NBBCA to give effect to the Arrangement.

The Arrangement Agreement may, prior to the Effective Date, be terminated by mutual agreement of Nord Pacific and Allied Gold and in certain circumstances, by either Nord Pacific or Allied Gold. Specifically, the Arrangement Agreement may be terminated by Allied Gold if Nord Pacific Securityholders representing 5% of the outstanding Nord Pacific Shares dissent to the proposed Arrangement. The Arrangement Agreement may also be terminated in certain other circumstances set forth in the Arrangement Agreement. See “Part I – The Arrangement - Termination of the Arrangement”.

Nord Pacific agreed to cease and terminate any discussions or negotiations with any parties (other than Allied Gold) with respect to any potential Acquisition Proposal. Nord Pacific agreed to request the return or destruction of all non-public information provided to third parties relating to a potential Acquisition Proposal and to use all reasonable efforts to ensure such requests are honoured. Nord Pacific also agreed not to make available any material non-public information to any party in connection with any potential or actual Acquisition Proposal.

Nord Pacific has agreed that it will not, and will not authorize or permit any of its representatives to, directly or indirectly:

(a)	solicit, initiate, invite, assist, facilitate, promote, consent to or encourage proposals or offers from, or entertain or enter into discussions or negotiations with any other person relating to an Acquisition Proposal; or

(b)	enter into any letter of intent or similar document or any contractual agreement or commitment contemplating or otherwise relating to any Acquisition Proposal;

provided, however, the Board of Directors of Nord Pacific and Nord Pacific are not prohibited from:

(c)	considering, negotiating and providing information and disclosure in respect of Nord Pacific if Nord Pacific’s Board of Directors determines in good faith (after consultation with its financial advisors, after appropriately considering all relevant factors and after receiving the advice of outside counsel to the effect that the board of directors of Nord Pacific must do so in order to discharge properly its fiduciary duties) that an Acquisition Proposal is, or is reasonably likely to result in, a Superior Transaction provided that:

(i)	Nord Pacific promptly (and in any event at least one business day prior to taking any such action) notifies Allied Gold orally and in writing of the identity of a party to whom it is providing information or with whom it is discussing or negotiating and the material terms and conditions of any Acquisition Proposal together with copies of all correspondence and draft agreements or documents related to such Acquisition Proposal;

(ii)	Nord Pacific receives from such person or group an executed confidentiality agreement containing commercially reasonable limitations on the use and disclosure of all non-public written and oral information furnished to such person or group by or on behalf of Nord Pacific, and a one year standstill agreement; and

(iii)	contemporaneously with furnishing any such non-public information to such person or group, Nord Pacific furnishes such non-public information to Allied Gold (to the extent such non-public information has not been previously furnished by Nord Pacific to Allied Gold); or

(d)	accepting, approving, recommending to its shareholders or entering into an unsolicited bona fide agreement or arrangement regarding an Acquisition Proposal if the board of directors of Nord Pacific determines in good faith (after consultation with its financial advisors, after appropriately considering all relevant factors and after receiving the advice of outside counsel to the effect that the board of directors of Nord Pacific must do so in order to discharge properly its fiduciary duties) that such Acquisition Proposal would, if consummated in accordance with its terms (but taking into account the risk of non-completion), result in a Superior Transaction; provided that immediately prior to any entry into an agreement or arrangement, Nord Pacific terminates the Arrangement Agreement and pays the Termination Amount.

Nord Pacific will not enter into any agreement, arrangement or understanding regarding a Superior Transaction and will not effect a Board Approval Modification relating to a Superior Transaction without first providing Allied Gold with an opportunity to amend the Arrangement contemplated by the Arrangement Agreement to match the terms of the Superior Transaction. Nord Pacific will provide Allied Gold with a copy of any Proposed Agreement for a Superior Transaction in the final form proposed by the person making the proposal, as soon as possible and in any event not less than five business days prior to its proposed execution by Nord Pacific, and will provide Allied Gold not less than five business days prior written notice of any such Board Approval Modification together with a description of the material terms of the Superior Transaction related thereto. If Allied Gold agrees to amend the Arrangement (an “Amended Transaction”) within such five business day period, such that in the good faith determination of the board of directors of Nord Pacific in the exercise of its fiduciary duties (after having received the advice of its financial advisors in this regard) the Amended Transaction is reasonably likely to result in a transaction which is as favourable or more favourable from a financial point of view to the holders of Nord Pacific Shares as the Superior Transaction (taking into account all of the terms, conditions and aspects of such Amended Transaction and Superior Transaction), Nord Pacific will agree to the Amended Transaction.

Details of the Arrangement

The Arrangement is to be effected by a number of steps. The terms of the Arrangement are set forth in the Plan of Arrangement which is annexed as Schedule 1 to the Arrangement Agreement a copy of which is attached as Schedule C to this Joint Circular. The description in this Joint Circular of the Arrangement and the Arrangement Agreement is qualified in its entirety by reference to the full text of the Plan of Arrangement and the Arrangement Agreement.

The following is a summary of the events that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the implementation of the Arrangement have been met or waived:

(a)	all the issued and outstanding Nord Pacific Shares (other than Nord Pacific Shares held by Allied Gold or by registered holders who have exercised dissent rights and who are ultimately entitled to be paid fair value for such shares) shall be and shall be deemed to be, exchanged with Allied Gold and all of the Nord Pacific Options (other than Nord Pacific Options held by Allied Gold or holders who have exercised dissent rights and who are ultimately entitled to be paid fair value for such options) shall be, and shall be deemed to be cancelled as follows:

(i)	in respect of each Nord Pacific Shareholder whose Nord Pacific Shares are so exchanged, each Nord Pacific Share shall be exchanged for AUS$0.20 payable in Allied Gold Shares at the fixed rate of one Allied Gold Share for AUS$0.20; and

(ii)	in respect of each Nord Pacific Optionholder whose Nord Pacific Options are so cancelled, an amount in Australian dollars equal to the amount, if positive, by which the Aggregate Option Worth is greater than the Aggregate Option Exercise Price, and such amount shall be payable in Allied Gold Shares at the fixed rate of one Allied Gold Share for AUS$0.20. Other than one Nord Pacific Optionholder who will have a right to receive 1,431,482 Allied Gold Shares on the Effective Date, all of the Nord Pacific Options have exercise prices greater than AUS$0.20 (after conversion at the Exchange Rate) and will be cancelled;

(b)	with respect to each Nord Pacific Share or Nord Pacific Option exchanged or cancelled:

(i)	the holder thereof shall cease to be a holder of such securities and such holder’s name shall be removed from the register of Nord Pacific Shares with respect to such shares or shall cease to have any rights under the Nord Pacific Options, as the case may be;

(ii)	the holder thereof shall cease to have any rights of action related to the holder’s ownership of such Nord Pacific Shares or Nord Pacific Options other than to be paid the consideration therefor contemplated under the Arrangement (where applicable, net of withholding tax paid by Allied Gold in respect thereof); and

(iii)	Allied Gold shall be, and shall be deemed to be, the transferee of such Nord Pacific Shares (free of any claims) and shall be entered in the register of such Nord Pacific Shares as the legal and beneficial owner of all Nord Pacific Shares so exchanged and transferred and the Nord Pacific Options shall be cancelled;

(c)	to the extent Allied Gold pays withholding tax in respect of the consideration payable to any Nord Pacific Shareholder or Nord Pacific Optionholder, Allied Gold shall have thereby satisfied its obligations in respect of that Nord Pacific Shareholder or Nord Pacific Optionholder to the extent of such withholding tax paid; and

(d)	the subordinated indebtedness of Nord Pacific to Nord Resources in the amount of AUS$280,000 on the books of Nord Pacific shall be exchanged for shares of Allied Gold at the rate of AUS$0.20 of such indebtedness for one Allied Gold Share (or 1,400,000 Allied Gold Shares in the aggregate).

No fractional Allied Gold Shares will be issued pursuant to the Plan of Arrangement. Where the aggregate number of Allied Gold Shares to be issued to a former Nord Pacific Shareholder or Nord Pacific Optionholder would result in a fraction of a Allied Gold Share being issued, the number of Allied Gold Shares shall be rounded down to the nearest whole number of Allied Gold Shares.

The result of the Arrangement will be that Nord Pacific will become a wholly-owned subsidiary of Allied Gold and all former holders of Nord Pacific Shares or Nord Pacific Options entitled to be paid therefor shall become holders of Allied Gold Shares.

Recommendation of the Nord Pacific Board of Directors

The Board of Directors of Nord Pacific has approved the Arrangement Agreement and determined that the transactions contemplated thereunder, are fair to the Nord Pacific Securityholders and are in the best interests of Nord Pacific and the Nord Pacific Securityholders. The Board of Directors of Nord Pacific recommends that Nord Pacific Securityholders vote in favour of the Nord Pacific Arrangement Resolutions.

Recommendation of the Allied Gold Board of Directors

The Board of Directors of Allied Gold has unanimously approved the Arrangement Agreement and determined that the transactions contemplated thereunder, are in the best interests of Allied Gold and the Allied Gold Shareholders on the grounds that it is believed the principal asset of Nord being its interest in the Simberi Mining Joint Venture and Tabar Exploration Joint Venture, represent an excellent opportunity for Allied Gold to apply its skills and resources for the benefit of all stakeholders. The Board of Directors of Allied Gold has also determined that the other business to be conducted at the Allied Gold Meeting is in the best interests of the Allied Gold Shareholders and recommends that Allied Gold Shareholders vote in favour of the Allied Gold Resolutions.

Opinion of the Financial Advisor

Grant Thornton Corporate Services (WA) Pty Ltd (“Grant Thornton”), were engaged by the Directors of Nord Pacific to provide an opinion as to the fairness, from a financial point of view, of the Arrangement (the “Fairness Opinion”).

Grant Thornton’s opinion, dated 24 June 2004, was sought by the Directors of Nord Pacific in carrying out their fiduciary duty, to act honestly, in good faith and in the best interests of Nord’s Securityholders. Grant Thornton’s Fairness Opinion is not required under Canadian securities legislation.

Assumptions

Grant Thornton’s opinion is based on a number of assumptions including the following.

Grant Thornton has assumed and relied upon the completeness, accuracy, reasonableness and fair presentation of all financial and other information, data, advice, opinions and representations (collectively, the “Information”) obtained by Grant Thornton from public sources and provided to it by Nord Pacific, Allied Gold, their respective consultants and advisors or otherwise pursuant to our engagement and the Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Grant Thornton has not attempted to verify independently the accuracy or completeness of any of the Information.

Grant Thornton has, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied upon the advice of Nord Pacific’s and Allied Gold’s legal and tax counsel.

Senior management of Nord Pacific and Allied Gold have represented to Grant Thornton, in a representation letter dated the date of the Fairness Opinion that, amongst other things:

•	the Information in respect of Nord Pacific and Allied Gold, at the various times the Information in respect of Nord Pacific and Allied Gold was provided to Grant Thornton, was complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Nord Pacific and Allied Gold and did not, and does not, omit to state a material fact in respect of Nord Pacific and Allied Gold, necessary to make the Information in respect of Nord Pacific and Allied Gold not misleading in light of the circumstances under which the Information was made or provided; and

•	since the date the Information in respect of Nord Pacific and Allied Gold was provided, there has been no material change, financial or otherwise, in the position of Nord Pacific and Allied Gold, or in their financial conditions, assets, liabilities (contingent or otherwise), business, operations or prospects and no material change has occurred which would render the Information in respect of Nord Pacific and Allied Gold provided by or on behalf of Nord Pacific and Allied Gold, untrue or misleading in any material respect and which would have, or which would reasonably be expected to have, a material effect on this Fairness Opinion.

Opinion of the Financial Advisor

Grant Thornton concluded that, in their opinion, “…the consideration to be offered to Nord Pacific Securityholders pursuant to the Arrangement and determined in accordance with the Arrangement is fair, from a financial point of view, to the Nord Pacific Securityholders.”

Grant Thornton has reviewed the above extracts from their Fairness Opinion and has consented to its inclusion in this Joint Circular in the form and context in which it appears.

Key Approvals

Nord Pacific Securityholder Approval

Pursuant to the Interim Order, the Court has directed that the Nord Pacific Shareholders and Nord Pacific Optionholders, voting together, be asked to approve the Nord Pacific Arrangement Resolutions at the Nord Pacific Meeting. Pursuant to the Interim Order, the Court has directed that the Nord Pacific Meeting pertaining to the Nord Pacific Arrangement Resolutions be held at 10:00 a.m. (Alberquerque time) on September 11, 2004 at 2727 San Pedro NE, Suite 116, Albuquerque, New Mexico, 87110.

The Nord Pacific Arrangement Resolutions must be approved by at least 66q% of the votes cast by Nord Pacific Securityholders at the Nord Pacific Meeting voting together, subject to further order of the Court. For the purpose of voting upon the Nord Pacific Arrangement Resolutions at the Nord Pacific Meeting, each Nord Pacific Shareholder will be entitled to vote on the basis of one vote per Nord Pacific Share held and each Nord Pacific Optionholder will be entitled to vote on the basis of one vote for each Nord Pacific Share which such Nord Pacific Optionholder is entitled to acquire under a Nord Pacific Option. The Nord Pacific Shareholders and Nord Pacific Optionholders shall vote together as one class.

As at July 31, 2004, there were 37,172,344 Nord Pacific Shares and 1,563,482 Nord Pacific Options outstanding.

Forms of proxy for voting at the Nord Pacific Meeting accompany this Joint Circular. To be used at the Nord Pacific Meeting, a proxy must be deposited with the American Stock Transfer & Trust Co. at its principal office in New York, New York not later than noon (New York time) on the second business day immediately preceding the date of the Nord Pacific Meeting or any adjournment of the Nord Pacific Meeting. Further information relating to the use of proxies is set forth under “Part V Proxy and Voting Matters”.

Allied Gold Shareholder Approval

At the Allied Gold Meeting, the Allied Gold Shareholders will be asked to approve the Allied Gold Resolutions. The Allied Gold Meeting will be held at 10:30 a.m. (Perth, Western Australia time) on September 17, 2004 at the Seminar Room, 8th floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia. The Allied Gold Resolutions must be approved by more than 50% of the votes cast at the Allied Gold Meeting. For the purpose of voting upon the Allied Gold Resolutions at the Allied Gold Meeting, each Allied Gold Shareholder will be entitled to one vote for each Allied Gold Share held. The Arrangement is conditional upon the Allied Gold Shares to be issued being approved for official quotation and being tradeable on the ASX, the rules of which require the approval by Allied Gold Shareholders of the issuance of the Allied Gold Shares to be issued to Nord Pacific Shareholders pursuant to the Arrangement.

As at July 31, 2004, there were 32,775,000 Allied Gold Shares on issue and 18,500,000 options exercisable at AUS$0.20 on or before June 30, 2007, and options for a further 1,425,000 Allied Gold Shares that are subject to approval of Allied Gold Shareholders.

A form of proxy for voting at the Allied Gold Meeting accompanies this Joint Circular. To vote by proxy, complete the proxy form and send it to Allied Gold at P.O. Box 235 Welshpool DC, Western Australia 6986 or by fax to +61 8 9353 4894 so that it is received by 10:30 a.m. (WST time) on September 15, 2004. Further information relating to the use of proxies is set forth under “Part V Proxy and Voting Matters”.

Court Approval

The Arrangement requires approval by the Court. The Court will consider the Arrangement under the provisions of the NBBCA. Prior to the mailing of this Joint Circular, Nord Pacific obtained the Interim Order providing for the calling and holding of the Nord Pacific Meeting and other procedural matters pertaining to the Arrangement. Subject to approval of the Nord Pacific Arrangement Resolutions by the Nord Pacific Securityholders at the Nord Pacific Meeting, the hearing in respect of the Final Order is scheduled to take place on September 20, 2004 at 1:30 p.m. (Saint John, New Brunswick time) at the Court. All Nord Pacific Securityholders and other interested parties have the right to participate in, be represented at and present evidence or arguments at the hearing in respect of the Final Order, subject to serving and filing a Notice of Intention to Appear as set out in the Notice of Application and satisfying any other applicable requirements. At the hearing of the application in respect of the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Nord Pacific Securityholders.

The Interim Order requires that dissent rights be granted to Nord Pacific Securityholders in accordance with Section 131 of the NBBCA. For further information, see “Dissent Rights”.

The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit, or may refuse to approve the Arrangement. In the event that the terms of the Interim Order and the Final Order are not acceptable to either of Nord Pacific or Allied Gold, acting reasonably, either party may terminate the Arrangement Agreement and its obligation to consummate the Arrangement, notwithstanding the Final Order, subject to the restrictions on termination set forth in the Arrangement Agreement. In addition, either party may terminate the Arrangement Agreement if there is a material amendment to the terms of the Arrangement, subject to the restrictions on termination set forth in the Arrangement Agreement.

The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the securities of Allied Gold to be issued pursuant to the Arrangement. Prior to the hearing in respect of the Final Order, the Court will be informed of this effect of the Final Order.

Other Conditions Precedent

Mutual Conditions

The terms of the Arrangement Agreement provide that the obligations of Nord Pacific and Allied Gold to complete the Arrangement are subject to the fulfillment or waiver of various other conditions precedent each of which is set forth in such agreement. These conditions include but are not limited to:

(a)	the Cease Trade Orders shall have been revoked and Nord Pacific shall become current in its reports to the SEC as required by U.S. Securities Laws;

(b)	the Arrangement shall have been approved without material amendment at the Nord Pacific Meeting by the requisite majority of persons entitled to vote thereon as may be determined by the Court;

(c)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to Nord Pacific and Allied Gold, acting reasonably; and

(d)	the Allied Gold Shares to be issued pursuant to the Arrangement are approved for official quotation by the ASX and shall be tradeable on the ASX subject to compliance with Canadian and U.S. securities laws and rules.

Conditions of each of Nord Pacific and Allied Gold

The obligation of either Nord Pacific or Allied Gold to complete the Arrangement is also conditional upon, among other things:

(a)	each of Nord Pacific and Allied Gold being satisfied that the representations and warranties made by the other party are true and correct as of the Effective Date;

(b)	each of Nord Pacific and Allied Gold having complied with its covenants in the Arrangement Agreement.

Termination of the Arrangement

The Arrangement Agreement may be terminated any time prior to the Effective Date:

(a)	by mutual written consent of Nord Pacific and Allied Gold;

(b)	by either Nord Pacific or Allied Gold if any of the conditions precedent contained in the Arrangement Agreement for the benefit of the terminating party or for the mutual benefit of both parties are not satisfied or waived; and

(c)	by Allied Gold upon the occurrence of an Allied Gold Termination Event.

The Agreement was originally scheduled to terminate without further notice or agreement if the Arrangement was not effective by June 30, 2004, unless extended by Allied Gold in its sole discretion by up to three calendar months in the aggregate or such other date as may be agreed to by the parties hereto in writing. On June 28, 2004, Allied Gold extended the Agreement such that it now terminates on September 30, 2004 if the Arrangement has not become effective by such date unless extended by Allied Gold in its sole discretion by up to the three calendar months in the aggregate or unless otherwise agreed to by Allied Gold and Nord Pacific. In the event of termination of the Arrangement Agreement, it becomes void and neither party has any liability or further obligation to the other party thereunder except to pay Allied Gold the Termination Amount on the occurrence of certain events, which obligation survives such termination. Nord Pacific is obligated to pay Allied Gold the Termination Amount if: (i) Allied Gold terminates the Arrangement Agreement pursuant to an Allied Gold Termination Event; (ii) Nord Pacific desires to terminate the Agreement to accept an Acquisition Proposal that will result in a Superior Transaction, (iii) Nord Pacific desires to terminate the Arrangement Agreement because of the failure to receive the required approval, without material amendment, by Nord Pacific Securityholders of the Arrangement at the Nord Pacific Meeting.

Voting Support Agreements

Nord Resources, the principal shareholder of Nord Pacific at the time the Arrangement Agreement was signed and three of the directors of Nord Pacific, being John Roberts, Lucile Lansing and Mark Welch, and certain other shareholders of Nord Pacific, have agreed to vote the Nord Pacific Shares owned or controlled by them as at the Nord Pacific Record Date, together representing approximately 24% of the issued and outstanding Nord Pacific Shares as of the date hereof, in favour of the Nord Pacific Arrangement Resolutions. Allied Gold intends to vote all of the Nord Pacific Shares it owns or controls as of the Nord Pacific Record Date in favour of the Nord Pacific Arrangement Resolutions.

Each of the directors and officers of Allied Gold have agreed to vote the Allied Gold Shares owned or controlled by them as at the Allied Gold Record Date, representing approximately 2.8% of the issued and outstanding Allied Gold Shares as at the date hereof, in favour of the Allied Gold Resolutions.

Directors of Nord Pacific

The board of directors of Nord Pacific currently consists of three members as is more particularly described in “Section III of this Joint Circular — Information Relating to Nord Pacific”. However, a Mr. John Champagne was purportedly elected as a director of Nord Pacific at a shareholders’ meeting of Nord Pacific called by Nord Resources Corporation and held June 28, 2003. Nord Pacific contested the propriety and validity of this meeting through litigation in the United States and New Brunswick which litigation has now been dismissed. Since his purported election as a director of Nord Pacific, Mr. Champagne has never participated in a meeting of the Board of Directors of Nord Pacific or been recognized as a director of Nord Pacific by its Board of Directors. Nonetheless, Mr. Champagne has been provided with notice of meetings of the Nord Pacific Board of Directors subsequent to June 28, 2003 in the unlikely event he wished to assert any legal position but to date Mr. Champagne has never responded to any such notices in any manner and Nord Pacific does not consider him to be a member of its board of directors.

The Arrangement Agreement provides that Nord Pacific shall arrange for the resignations of all of the directors of Nord Pacific and the Nord Pacific Subsidiaries requested by Allied Gold not less than three business days prior to the Nord Pacific Meeting to be effective on the Effective Date. In any event, upon the successful completion of the Arrangement, Allied Gold, as the sole shareholder of Nord Pacific, will be able to remove any directors of Nord Pacific as it deems appropriate. As part of the other business to be conducted at the Nord Pacific Meeting, the Nord Pacific Shareholders will be asked to elect a new board of three directors to replace the existing board of directors. It is desirable to appoint a new board of directors to establish with certainty who the members of the Nord Pacific board of directors are and to elect persons responsible for managing the business and affairs of Nord Pacific after the Arrangement becomes effective or in the event it does not proceed for any reason. See “Part VI - Other Business at the Nord Pacific Meeting”.

Effect of the Arrangement on Other Nord Pacific Securities

Allied Gold currently holds convertible notes issued by Nord Pacific in the aggregate principal amount of U.S.$32,427. The convertible notes bear interest at a rate of LIBOR plus 2% and mature on December 31, 2005 and are convertible, at the option of the holder into Nord Pacific Shares at a rate of $0.10 per Nord Pacific Share. Allied Gold is the sole holder of these convertible notes. After the Arrangement, the convertible notes will continue to be an obligation of Nord Pacific which will be a wholly-owned subsidiary of Allied Gold. Pursuant to the Credit Agreement, Nord Pacific may continue to draw down additional funds from Allied Gold until September 30, 2004, and, if Allied in its sole discretion agrees, beyond such date.

Timing

It is agreed that the Arrangement will become effective September 20, 2004, or sooner at the discretion of Allied Gold after the requisite Nord Pacific Securityholder, Allied Gold Shareholder and regulatory approvals have been obtained and all other conditions to the Arrangement have been satisfied or waived. It is anticipated that the Arrangement will become effective on or about September 20, 2004.

Stock Exchange Listing

Allied Gold Shares are listed on the official list of ASX. Allied Gold will apply for approval from the ASX for the quotation of the Allied Gold Shares to be issued to Nord Pacific Shareholders pursuant to the Arrangement. Approval of the quotation of the Allied Gold Shares to be issued will be subject to the fulfilment of all of the requirements of the ASX. If the Arrangement is completed, Nord Pacific will be a wholly-owned subsidiary of Allied Gold. It is anticipated that Allied Gold may continue to hold Nord Pacific as a wholly-owned subsidiary or Nord Pacific may be amalgamated with or wound-up into Allied Gold or an affiliate of Allied Gold.

Exemptions from Certain Canadian Securities Law Requirements

Prior to mailing the Joint Circular, Nord Pacific was granted a partial revocation of Cease Trade Orders in effect preventing trading in its securities in the Canadian Provinces of British Columbia, Alberta and Ontario. This relief was required to allow Nord Pacific to mail the Joint Circular and to take certain other actions in furtherance of the Arrangement and to enable holders of Nord Pacific Securities resident in Canada to be able to trade their Nord Pacific Shares or Nord Pacific Options to Allied Gold under the terms of the Arrangement. The order was granted on the basis that Nord Pacific would make an application to cease to be a reporting issuer in Canada on completion of the Arrangement and on the basis that the order would not be prejudicial to the public interest. The partial revocation order only allows Nord Pacific Securityholders to trade their Nord Pacific Shares or Nord Pacific Options to Allied Gold pursuant to the Arrangement and certain other acts in furtherance of the Arrangement to occur. If the Arrangement is not completed, Nord Pacific will have to apply again to get a full revocation of the cease trade orders from the Canadian securities regulatory authorities.

As part of the process of preparing the Joint Circular, Nord Pacific and Allied Gold also applied to certain Canadian securities regulatory authorities for, and received certain exemptions from, applicable securities law requirements in the Canadian jurisdictions of British Columbia, Alberta, Ontario, New Brunswick and the Yukon Territory that would have required different information be provided to the Nord Pacific Securityholders in the Joint Circular. In particular, Nord Pacific and Allied Gold were relieved from the requirement to reconcile the Nord Pacific financial statements, which were prepared in accordance with U.S. GAAP, to Australian GAAP on the basis that all of the financial statements in the Joint Circular would be reconciled to U.S. GAAP which would allow Nord Pacific Securityholders resident in Canada to compare all financial statements (including the pro forma financial statements) to a common set of accounting principles. In addition, as most of the Nord Pacific Securityholders are residents of the United States they would be familiar with U.S. GAAP. In addition, the mineral report for the Allied Gold Red Dam properties (which do not disclose any reserves or resources) was not required to be prepared in accordance with all of the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) because the report was prepared by a qualified person in accordance with the rules of the ASX and the Australian Securities and Investment Commission and substantially complies with the requirements of NI 43-101. Nord Pacific was also relieved of certain other financial statement requirements on the basis that the new continuous disclosure regime would allow Nord Pacific to provide different financial disclosure than is required under the current Canadian prospectus rules. These exemptions were granted by the applicable securities commissions on the strength of these reasons and on the basis that to do so would not be prejudicial to the public interest.

Resale of Allied Gold Shares

The Allied Gold Shares to be issued in exchange for Nord Pacific Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus requirements and registration requirements of applicable securities laws and will generally be “freely tradeable” (other than by affiliates of Nord Pacific and Allied Gold immediately prior to the Arrangement, affiliates of Allied Gold after the Arrangement or as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the U.S. and Australia. The Allied Gold Shares will not be “freely tradeable” in Canada, but may be traded on the ASX pursuant to applicable exemptions from securities laws provided shareholders resident in Canada use a registrant in their jurisdiction of residence to effect such trades on the ASX.

U.S. Securities Laws

Nord Pacific is subject to the reporting requirements of the U.S. Exchange Act and files periodic reports with the SEC. After the Arrangement, Allied Gold will succeed to Nord Pacific’s reporting requirements in the United States and commence filing periodic reports with the SEC as a “foreign private issuer”. Nord Pacific’s SEC filings are, and Allied Gold’s SEC filings will be, available electronically at no charge on the SEC’s website at www.sec.gov.

Prospectus and Registration Exemptions and Resale of Allied Gold Shares

United States

The Allied Gold Shares to be issued to Nord Pacific Securityholders will not be registered under the U.S. Securities Act. The Allied Gold Shares will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court of Queens’ Bench of New Brunswick is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on August 13, 2004 and, subject to the approval of the arrangement by Nord Pacific Securityholders and Allied Gold Shareholders, a hearing on the Arrangement will be held on September 20, 2004, at 1:30 p.m. by the Court. See “Key Approvals Court Approval.”

The Allied Gold Shares will be freely transferable under U.S. federal securities laws, except by persons who are affiliates of Nord Pacific or Allied Gold prior to the Arrangement or affiliates of Allied Gold after the Arrangement. Allied Gold Shares held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell Allied Gold Shares received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of one percent of the outstanding shares of Allied Gold or, if such securities are listed on a United States securities exchange or Nasdaq, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” at times when certain information specified by the Rule 144 is publicly available with respect to Allied Gold. Rules 145(d)(2) and (3) generally provide that these limitations lapse for nonaffiliates of Allied Gold after a period of one or two years, depending upon whether information continues to be publicly available with respect to Allied Gold.

Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Subject to certain limitations, all holders of Allied Gold Shares received in the Arrangement may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Allied Gold Shares following the Arrangement who are not affiliates of Allied Gold or who are affiliates of Allied Gold solely by virtue of their status as an officer or director of Allied Gold may, under the securities laws of the United States, resell their Allied Gold Shares in an “offshore transaction” (which would include a sale through the ASX that is not pre-arranged with a U.S. buyer) if neither the seller nor any person acting on the seller’s behalf engages in “directed selling efforts” in the United States and, in the case of a sale of Allied Gold Shares by an officer or director who is an affiliate of Allied Gold solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Additional restrictions are applicable to a holder of Allied Gold Shares who will be an affiliate of Allied Gold other than by virtue of his or her status as an officer or director of Allied Gold.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Allied Gold Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with legal counsel to ensure that the resale of their Allied Gold Shares complies with applicable securities legislation.

Nord Pacific Share Certificates

Enclosed with each copy of this Joint Circular sent to Nord Pacific Securityholders is a Letter of Transmittal which, when duly completed and returned by Nord Pacific Shareholders together with a certificate(s) for Nord Pacific Shares will enable each Nord Pacific Shareholder to be registered as holding the appropriate number of Allied Gold Shares to which such holder is entitled pursuant to the Arrangement for the Nord Pacific Shares, subject to any withholding obligations of Allied Gold. Allied Gold Shares are held in book entry form only by all holders and no certificates therefor are available or will be prepared.

Nord Pacific Shareholders are encouraged to deliver a duly completed Letter of Transmittal together with the relevant security certificate(s) to the Depositary as soon as possible. If the Arrangement is completed and a Letter of Transmittal together with the Withholding Tax Certificate with an appropriate amount limit, if required, and the relevant security certificate(s) are delivered to the Depositary, then the Allied Gold Shares will be registered to a former holder of Nord Pacific Shares as soon as practicable at the address specified in the Letter of Transmittal by first class mail. Any use of the mail to transmit a certificate(s) for Nord Pacific Shares, a Withholding Tax Certificate and/or Letter of Transmittal is at the risk of the Nord Pacific Securityholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used. If the Arrangement is completed, Nord Pacific Securityholders must submit such Letter of Transmittal and certificate(s) prior to the sixth anniversary of the Effective Date to avoid losing their entitlement to the Allied Gold Shares to be issued under the Arrangement. Nord Pacific Shareholders may be subject to Canadian withholding tax and up to 25% of the Allied Gold Shares they are otherwise entitled to receive may be issued to the Escrow Agent to be sold to satisfy such withholding tax obligations. See “Canadian Federal Income Tax Considerations”.

If the Arrangement proceeds, Nord Pacific Shares will cease to be publicly traded. After the Effective Date, Nord Pacific Share certificates will only represent an entitlement to be registered as the holder of the Allied Gold Shares issued to them under the Arrangement (subject to Canadian withholding tax) upon surrender of the relevant Nord Pacific Share certificate(s) and a duly completed Letter of Transmittal to the Depositary. Other than one Nord Pacific Optionholder who will have a right to receive 1,431,482 Allied Gold Shares on the Effective Date, all of the outstanding Nord Pacific Options have exercise prices in excess of AUS$0.20 (after conversion of their exercise price into Australian dollars at the Exchange Rate) and will be cancelled on the Effective Date.

If the Arrangement does not proceed, the Nord Pacific Shares will continue to be publicly traded subject to applicable securities laws and any Cease Trade Orders and all certificates representing Nord Pacific Shares and any Withholding Tax Certificate transmitted with a related Letter of Transmittal will be returned to Nord Pacific Shareholders or Nord Pacific Optionholders at the address specified in the Letter of Transmittal by first class mail and the Nord Pacific Options will continue to represent options to purchase Nord Pacific Shares on the terms thereof.

Where a certificate(s) for Nord Pacific Shares has been destroyed, lost or mislaid, the registered holder of that certificate(s) should immediately contact the American Stock Transfer & Trust Co. regarding the issuance of a replacement certificate(s) upon the holder satisfying such requirements as may be imposed by Nord Pacific in connection with issuance of the replacement certificate(s).

Trading in Allied Gold Shares

Allied Gold is listed on the ASX and trades under the symbol “ALD”. Allied Gold is not listed on any other publicly traded stock exchange and will not become listed on any United States or Canadian stock exchange by virtue of the Arrangement with Nord Pacific.

Nord Pacific Shareholders receiving Allied Gold Shares in exchange for their Nord Pacific Shares will therefore have to trade on ASX should they wish to sell Allied Gold Shares.

ASX is a fully integrated stock exchange and any Nord Pacific Shareholder wishing to find out more about ASX can do so by visiting the website www.asx.com.au. All companies listed on ASX operate uncertificated registers. This means physical share certificates are no longer used. Each shareholder has their shareholding recorded in a holding statement, which is very similar in nature to a bank statement for a bank account. The individual shareholder’s account is identified by an account number known as the Securityholder Reference Number (“SRN”). Movements in level of shareholding accounts, are recorded very much in the same way as deposits or withdrawals from a bank account.

Trading is conducted through brokers; either full service broking where the holder gives instruction to a broker to effect a transaction, as well as discount or online broking. Settlement of all trades is conducted electronically between the broker, ASX and each listed company’s share registry. The share registry issues updated holding statements to the shareholder following each transaction.

Implementation of the Arrangement will occur by Computershare Investor Services issuing (on behalf of Allied Gold) each Nord Pacific shareholder with an Issuer Sponsored Holding Statement that will state how many Allied Gold shares have been issued in exchange for their Nord Pacific Shares. This holding statement will be evidence of the number of Allied Gold Shares issued to a Nord Pacific Shareholder. The share registry will issue a shareholder an updated holding statement at the end of any month in which such shareholder trades Allied Gold Shares. An Allied Gold Shareholder can also contact the share registry to receive a replacement holding statement at any time.

Shareholders wanting to sell their shares of Allied Gold should instruct their broker to trade the Allied Shares on the ASX. Most brokers will either be registered in Australia and able to execute such trade on the ASX or will be able to instruct an affiliated broker registered in Australia to trade such shares on the ASX. Shareholders who have questions in this regard should contact their brokers.

Canadian Federal Income Tax Considerations

Subject to the qualifications and assumptions contained herein, in the opinion of Macleod Dixon LLP, Canadian counsel to Allied Gold, the following is a fair and adequate summary of the material Canadian federal income tax considerations, as of the date of this Joint Circular, generally applicable to Nord Pacific Shareholders who at all relevant times, for purposes of the Canadian Tax Act, hold their Nord Pacific Shares and will hold their Allied Gold Shares as capital property and deal at arm’s length with, and are not affiliated with, Allied Gold or Nord Pacific. This discussion does not apply to a Nord Pacific Shareholder with respect to whom Allied Gold is at any time a foreign affiliate within the meaning of the Canadian Tax Act, to a Nord Pacific Shareholder who is a financial institution which is subject to the mark-to-market provisions of the Canadian Tax Act, or to a Nord Pacific Shareholder an interest in which is a tax shelter investment for the purposes of the Canadian Tax Act.

All Nord Pacific Shareholders should consult their own tax advisors as to whether, as a matter of fact, they hold their Nord Pacific Shares and will hold their Allied Gold Shares as capital property for the purposes of the Canadian Tax Act. The Canadian Tax Act permits certain holders of Nord Pacific Shares who are resident in Canada to make an election to deem their Nord Pacific Shares to be capital property, subject to certain conditions.

This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the income tax treaties between Canada and Australia and Canada and the United States, counsel’s understanding of the current published administrative practices of the CRA. This discussion takes into account all specific proposed amendments to the Canadian Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. No assurances can be given that the proposed amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Nord Pacific Shares and Allied Gold Shares, including the receipt of dividends and the calculation of any adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing exchange rate at the time such amounts arise.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY PARTICULAR NORD PACIFIC SECURITYHOLDER, AND NO REPRESENTATIONS ARE MADE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY NORD PACIFIC SECURITYHOLDER. NORD PACIFIC SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES THAT MAY ARISE IN THEIR PARTICULAR CIRCUMSTANCES.

This Summary does not address the tax consequences applicable to holders of Nord Pacific Options, and such holders are urged to consult with their own tax advisors with respect to the tax consequences that may arise in their particular circumstances.

Shareholders Resident in Canada

Disposition of Nord Pacific Shares Pursuant to Arrangement

A shareholder (other than a dissenting shareholder) who disposes of Nord Pacific Shares pursuant to the Arrangement will be considered, at the time of the exchange, to dispose of the shareholder’s Nord Pacific Shares for proceeds of disposition equal to the aggregate fair market value of the Allied Gold Shares issued in consideration for such Nord Pacific Shares. The shareholder will realize a capital gain (or capital loss) equal to the amount by which those proceeds of disposition exceed (are less than) the sum of such shareholder’s “adjusted cost base” of those Nord Pacific Shares determined immediately before that time, and any reasonable costs of disposition. The cost of Allied Gold Shares acquired pursuant to the Arrangement will be equal to the fair market value of such shares at that time. The adjusted cost base to a holder of Allied Gold Shares acquired pursuant to the Arrangement will generally be determined by averaging the cost of such shares with the adjusted cost base of all other Allied Gold Shares held by such holder as capital property.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a taxable capital gain) realized on a disposition of Nord Pacific Shares must be included in the shareholder’s income for the year of disposition. One-half of any capital loss (an allowable capital loss) generally may be deducted by the shareholder against taxable capital gains for the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Canadian Tax Act.

A shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

If the shareholder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of its Nord Pacific Shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Nord Pacific Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Dividends on Allied Gold Shares

Dividends on Allied Gold Shares will be included in the recipient’s income for the purposes of the Canadian Tax Act. Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act applicable to Canadian source dividends. A shareholder that is a corporation will include such dividends in computing its income and will not be entitled to deduct the amount of such dividends in computing its taxable income. A shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include such dividends. Australian non-resident withholding tax on such dividends received by Canadian residents generally will be eligible for foreign tax credit or deduction treatment, where applicable, under the Canadian Tax Act, subject to the detailed rules and restrictions relating to foreign tax credits and deductions under the Canadian Tax Act. See “Australian Federal Income Tax Considerations” below.

Disposition of Allied Gold Shares

A disposition or deemed disposition of Allied Gold Shares by a shareholder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the shareholder of such shares immediately before the disposition. The taxation of capital gains and capital losses is described above.

Foreign Property Information Reporting

With some exceptions, a taxpayer resident in Canada during a year is a “specified Canadian entity” (as defined in the Canadian Tax Act) and is required to file an annual information return disclosing prescribed information concerning the ownership of “specified foreign property” (as defined in the Canadian Tax Act) where the aggregate cost amount of all such property to the taxpayer exceeds C$100,000. The Allied Gold Shares will be specified foreign property. As a result, if the aggregate cost amount of all specified foreign property held by a shareholder (including any Allied Gold Shares) at any time in a taxation year or fiscal period exceeds C$100,000, the shareholder will be required to file an information return for the year or period disclosing prescribed information, such as the cost amount of the specified foreign property and the amount of any dividends, interest and gains or losses realized in the year in respect of such specified foreign property. Shareholders should consult their own advisors to determine whether they will be subject to these rules with respect to their ownership of Allied Gold Shares.

Foreign Investment Entity Draft Legislation

On October 30, 2003, the Canadian Minister of Finance released revised draft legislation to amend the Canadian Tax Act to implement a proposal concerning the taxation of certain holdings in “foreign investment entities”. Generally, a non-resident corporation will be a “foreign investment entity” for these purposes as at any time in a particular taxation year unless at the end of the taxation year either (i) the carrying value of the corporation’s investment properties is not greater than one-half of the carrying value of all of its properties; or (ii) the corporation’s principal business is not an investment business. Detailed rules are proposed in respect of each of these tests.

If Allied Gold is or were to become a “foreign investment entity”, a Canadian resident who holds Allied Gold Shares could, subject to certain exceptions, be required to take into account in computing income, on an annual basis, certain amounts in respect of the income of Allied Gold or the value of the ordinary shares of Allied Gold. The Canadian Minister of Finance indicated in the October 30, 2003 release that the proposed new rules would generally apply for taxation years beginning after 2002. However, the proposed rules have not been enacted into law and may undergo further amendments. Accordingly, you should consult your own tax advisors in connection with these rules.

Dissenting Shareholders

Shareholders are permitted to dissent to the Arrangement. A dissenting shareholder who properly follows the required procedures will be entitled, in the event the transaction is consummated, to be paid by Nord Pacific the fair value of the Nord Pacific Shares held by such shareholder determined as of the appropriate date. See “Dissent Rights”.

A shareholder who dissents in respect of the Arrangement and who receives a cash payment in respect of the fair value of the holder’s Nord Pacific Shares from Nord Pacific will be deemed to have received a taxable dividend equal to the amount by which the cash payment received (other than in respect of interest awarded by a court) exceeds the paid-up capital of such shares. Deemed dividends received by a shareholder who dissents to the Arrangement will be included in computing the holder’s income for purposes of the Canadian Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to deemed dividends received by individuals and deemed dividends received by corporations will normally be deductible in computing taxable income. Certain corporations may be liable to pay a 33 1/3% refundable tax under Part IV of the Canadian Tax Act on such deemed dividends and in certain cases all or part of a deemed dividend received by a corporation may be treated as proceeds of disposition, and not as a deemed dividend, in respect of the Nord Pacific Shares. Corporate shareholders should consult their own tax advisors for advice with respect to the potential application of these provisions. A dissenting shareholder would also be considered to have disposed of the Nord Pacific Shares for proceeds of disposition equal to the amount received by the shareholder less the amount of any deemed dividend referred to above (other than any deemed dividends which are treated as proceeds of disposition) and any interest awarded by a court.

Interest awarded to a dissenting shareholder by a court will be included in the dissenting shareholder’s income for the purposes of the Canadian Tax Act.

Additional income tax considerations may be relevant to dissenting shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting shareholders should consult their own tax advisors.

Eligibility for Investment

The Allied Gold Shares will be eligible investments under the Canadian Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”) or registered education savings plans (“RESPs”) (collectively, the “Registered Plans”) provided that the Allied Gold Shares continue to be listed on the ASX at the time they are acquired by the Registered Plans. However, the Allied Gold Shares will be “foreign property” for RRSPs and RRIFs. Trusts governed by RRSPs and RRIFs are subject to a 1% per month penalty tax under Part XI of the Canadian Tax Act to the extent that the “cost amount” of any foreign property held by the Registered Plan exceeds a specified amount, generally equal to 30%, of the cost amount of all of the property held by the Registered Plan.

Holders of Nord Pacific Shares who hold their Nord Pacific Shares through a registered retirement savings plan, registered retirement income fund or registered education savings plan should consult their own tax advisors for advice having regard to their particular circumstances.

Shareholders Not Resident in Canada

The following portion of the discussion is applicable to shareholders (“Non-Resident Holders”) who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada and who do not use or hold the Nord Pacific Shares, and will not use or hold any Allied Gold Shares received pursuant to the Arrangement, in the course of carrying on a business in Canada and, in the case of Non-Resident Holders that carry on an insurance business in Canada, for whom the property is not “designated insurance property” for the purposes of the Canadian Tax Act.

Disposition of Nord Pacific Shares Pursuant to the Arrangement

The Nord Pacific Shares constitute “taxable Canadian property” to a Non-Resident Holder and therefore the exchange of Nord Pacific Shares for Allied Gold Shares will generally give rise to a capital gain or a capital loss to the holder. The capital gain (or loss) will be subject to tax in Canada generally as described above under “Shareholders Resident in Canada — Disposition of Nord Pacific Shares Pursuant to the Arrangement”. The general taxation of any such capital gains and capital losses is described above. Where a capital loss is realized by a Non-Resident Holder on the disposition of Nord Pacific Shares, further restrictions may apply to the utilization of such loss if the Nord Pacific Shares are “treaty protected property” for the purposes of the Canadian Tax Act. The Non-Resident Holder may be entitled to claim exemption from Canadian tax pursuant to the terms of a relevant tax treaty. For example, a Non-Resident Holder that is resident in the United States for the purposes of the Canada-United States Income Tax Convention would generally be entitled to an exemption from Canadian tax on the disposition of the Nord Pacific Shares. It is important to note that even where no Canadian tax will be payable if the disposition of Nord Pacific Shares gives rise to a capital loss or because any capital gain which arises is not subject to Canadian taxation due to the application of a relevant tax treaty, Non-Resident Holders will be required to give notice of any disposition of Nord Pacific Shares and obtain a Withholding Tax Certificate from the CRA under section 116 of the Canadian Tax Act, failing which Allied Gold will be required to withhold and remit to the CRA 25% of the Allied Gold Shares to be issued in consideration of the purchase price. The Non-Resident Holder will need to register any Nord Pacific Shares in the holder’s name to provide a matching Withholding Tax Certificate. Non-Resident Holders whose Nord Pacific Shares are registered in the name of an intermediary should contact their broker to effect such registration. Further details of how to obtain a Withholding Tax Certificate as well as the consequences of not obtaining and delivering to the Depositary the Withholding Tax Certificate on or prior to the Effective Date are described below. Non-Resident Holders of Nord Pacific Shares are urged to consult their own tax advisors with respect to these matters.

Obtaining A Withholding Tax Certificate & Other Canadian Tax Filings

A Withholding Tax Certificate application package was previously sent out by Nord Pacific, and a copy of that package has been included with this Joint Circular. Instructions on how to complete such application are attached to this Joint Circular as Schedule D.

Non-Resident Holders of Nord Pacific Shares may apply to the CRA with respect to the proposed disposition of their Nord Pacific Shares pursuant to the Arrangement by submitting the appropriate form T2062 together with the necessary documentation required to be submitted therewith prior to the Effective Date of the Arrangement. In the event that a Non-Resident Holder does not submit such an application prior to the Effective Date of the Arrangement, the Non-Resident Holder is required under the Canadian Tax Act to notify the CRA that the holder has disposed of the holder’s Nord Pacific Shares within 10 days of the disposition even if taxes have been withheld and remitted in such respect by Allied Gold. Failure to notify the CRA of a disposition of Nord Pacific Shares by a Non-Resident Holder can give rise the assessment of penalties and interest against such holder.

In the event that the Arrangement is completed, with the exception of Allied Gold Shares payable to Nord Pacific Shareholders who complete the Canadian residency certification contained in the Letter of Transmittal or who deliver to the Depositary prior to the Effective Date a Withholding Tax Certificate with a certificate limit no less than the fair market value of the Allied Gold Shares payable to such Non-Resident Holders (valued as of the Effective Date), Allied Gold will issue 25% of the Allied Gold Shares otherwise payable to Nord Pacific Shareholders to the Escrow Agent.

Pursuant to the terms of the Escrow Agreement, in order for Allied Gold to comply with its obligations under the Canadian Tax Act, the Escrow Agent will sell the Allied Gold Shares issued to it to obtain funds required to be remitted by Allied Gold to the CRA to satisfy the withholding tax obligations. While the Escrow Agent will take reasonable steps to sell such withheld Allied Gold Shares in a orderly manner, there can be no assurance as to the price that will be received in respect of such sales and neither the Escrow Agent nor Allied Gold will be liable in any manner in respect of the sale procedure, terms, timing or purchase price received for such withheld Allied Gold Shares. For a Non-Resident Holder (other than a Non-Resident Holder who delivered a Withholding Tax Certificate to the Escrow Agent and Allied prior to the Effective Date) who delivers a Withholding Tax Certificate to the Depositary on or following the Effective Date and prior to the 21st day of the month following the month which includes the Effective Date, such Non-Resident Holder’s claim against the escrowed funds shall be limited to such holder’s pro rata share of the net proceeds from the sale of the withheld Allied Gold Shares together with interest earned thereon and any costs associated therewith, such as currency conversion costs, if any, less any amounts required to be withheld in respect of the interest earned thereon. In the event that a Withholding Tax Certificate is not delivered by a Non-Resident Holder, the Escrow Agent will be required to remit the net proceeds from the sale of Allied Gold Shares withheld from a Non-Resident Holder to the CRA, on account of the Non-Resident Holder’s tax liability as ultimately determined, such remittance to occur no later than 30 days after the end of the month that includes the Effective Date. A copy of the Escrow Agreement can be obtained by contacting the Secretary of Nord Pacific at 2727 San Pedro, NE, Suite 116 Albuquerque NM 87110, telephone: (505) 872-2470, fax: (505) 830-9332.

Any amounts payable to a Non-Resident Holder after satisfying this withholding and remittance requirement (including the payment of any costs associated with such compliance) will be delivered to the Non-Resident Holder within 90 days following the Effective Date of the Arrangement in U.S. dollars unless otherwise specified in the Non-Resident Holder’s Letter of Transmittal.

A Non-Resident Holder who disposes of Nord Pacific Shares will be required to file a Canadian income tax return for the taxation year that includes the disposition of the Nord Pacific Shares by the holder. Where amounts have been withheld and remitted to the CRA by Allied Gold or the Escrow Agent as described above on account of the Non-Resident Holder’s tax liability as ultimately determined, the Non-Resident Holder may be entitled to obtain a refund of all or a portion of the amount withheld by filing a Canadian income tax return as and when required by the Canadian Tax Act. Non-Resident Holders are urged to seek professional advice in this regard.

Dissenting Shareholders

Shareholders are permitted to dissent to the Arrangement. A dissenting shareholder will be entitled, in the event the transaction is consummated, to be paid by Nord Pacific the fair value of the Nord Pacific Shares held by such holder determined as of the appropriate date. See “Dissent Rights”. The consequences under the Canadian Tax Act to a Non-Resident Holder who dissents in respect of the Arrangement would generally be the same as those described above with respect to shareholders that are resident in Canada except that: (i) the Non-Resident Holder would not be subject to taxation under the Canadian Tax Act in respect of any capital gain that is recognized in the event that the shareholder is afforded relief under an applicable tax treaty; (ii) the Non-Resident Holder would be required to notify the CRA of the disposition of Nord Pacific Shares and obtain a Withholding Tax Certificate under section 116 of the Canadian Tax Act failing which 25% of the purchase price will be withheld by Nord Pacific and remitted to the CRA in accordance with the Canadian Tax Act; and (iii) any dividend or interest that is paid or credited, or deemed to be paid or credited, to the Non-Resident Holder would be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Under both the Australia-Canada Income Tax Convention and the Canada-United States Income Tax Convention, the rate of withholding tax is generally reduced to 15% for dividends and 10% for interest.

Additional income tax considerations may be relevant to dissenting shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting shareholders should consult their own tax advisors.

United States Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement. The summary does not relate to holders of Nord Pacific Options who are advised to consult their own U.S. tax advisor with respect to their particular circumstances.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Arrangement.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Joint Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Nord Pacific Shares that, for U.S. federal income tax purposes, is (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Nord Pacific Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Nord Pacific Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Nord Pacific Shares through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Nord Pacific Shares or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold Nord Pacific Shares; and (h) U.S. Holders that hold Nord Pacific Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Arrangement.

Treaty Application to Certain Persons

U.S.     Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). U.S. Holders described immediately above should consult their own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right or obligation to acquire Nord Pacific Shares; (b) any conversion of any note, debenture, or other debt instrument of Nord Pacific into Nord Pacific Shares; (c) any conversion of one class of shares of Nord Pacific into a different class of shares of Nord Pacific; (d) any conversion of any stock option, warrant, or other right to acquire Nord Pacific Shares into a stock option, warrant, or other right to acquire Allied Gold Shares; or (e) any assumption by Allied Gold of any stock option, warrant, or other right to acquire Nord Pacific Shares.

U.S. Federal Income Tax Consequences

The Arrangement as a Tax-Deferred Reorganization

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Whether the Arrangement will qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”) will depend on the resolution of numerous factual issues, some of which may not be known until the effective time of the Arrangement, and the application of complicated U.S. federal income tax laws. These factual and tax issues include: (1) the potential qualification of the Arrangement as a Reorganization as explained in the following paragraph under “Potential Qualification of the Arrangement as a Type B Reorganization,” (2) the requirement that 5% shareholders, if any, file a gain recognition agreement with the IRS as discussed under “Section 367 Rules; Gain Recognition Agreement,” and (3) the potential status of Nord Pacific as a “passive foreign investment company” as discussed under “Potential Application of the PFIC Rules to the Arrangement.” After the consummation of the Arrangement, Allied Gold will inform former Nord Pacific shareholders as to whether: (a) Allied Gold directly or indirectly paid any cash to dissenting Nord Pacific shareholders; (b) the Escrow Agent was issued Allied Gold Shares withheld, converted such shares to cash and made payments of such cash to the CRA and whether any cash was paid to Nord Pacific Shareholders, (c) Allied Gold directly or indirectly paid any portion of the tax obligations of the Nord Pacific Shareholders with Allied Gold Funds, and (d) Allied Gold believes, based on information available at such time, it will be a passive foreign investment company for its taxable year that includes the day after the consummation of the Arrangement.

      Potential Qualification of the Arrangement as a Type B Reorganization

Among other requirements for the Arrangement to qualify as a Reorganization under Section 368(a)(1)(B) of the Code (a “Type B Reorganization”), Allied Gold must acquire the Nord Pacific Shares solely in exchange for Allied Gold Shares and must own “control” of Nord Pacific immediately after the Arrangement. For this purpose, “control” is defined as the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of Allied Gold. Accordingly, the Arrangement will not qualify as a Type B Reorganization if (a) Allied Gold pays cash to any holder of Nord Pacific Shares in exchange for their Nord Pacific Shares in any transaction that is properly treated as an integrated transaction with the Arrangement or (b) Allied Gold pays cash, directly or indirectly, to holders of Nord Pacific Shares upon the exercise of the right to dissent from the Arrangement. It is unclear whether the sale of Allied Gold Shares, if any, by the Escrow Agent pursuant to the Escrow Agreement and the payment of such cash to the CRA and/or the Nord Pacific shareholders would be treated as a deemed payment of cash by Allied Gold to the Nord Pacific shareholders which would cause the Arrangement to fail to qualify as a B Reorganization under the foregoing rules. In the event Allied Gold directly or indirectly pays any portion of the tax obligations of the Nord Pacific Shareholders with Allied Gold Funds, the Arrangement should fail to qualify as a Type B Reorganization. The requirements that must be satisfied in order for the Arrangement to qualify as a Type B Reorganization are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

        Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization

As discussed above, it is unclear whether the Arrangement will qualify as a Reorganization. Assuming that the Arrangement qualifies as a Reorganization, subject to the “passive foreign investment company” rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)	no gain or loss should be recognized by a U.S. Holder that exchanges Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement;

(b)	the tax basis of a U.S. Holder in the Allied Gold Shares acquired in exchange for Nord Pacific Shares pursuant to the Arrangement should be equal to such U.S. Holder’s tax basis in the Nord Pacific Shares exchanged; and

(c)	the holding period of a U.S. Holder for the Allied Gold Shares acquired in exchange for Nord Pacific Shares pursuant to the Arrangement should include such U.S. Holder’s holding period for the Nord Pacific Shares exchanged.

      Information Reporting

If the Arrangement qualifies as a Reorganization, U.S. Holders that exchange Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting and record retention responsibilities in connection with the Arrangement.

      Section 367 Rules; Gain Recognition Agreements

Section 367 of the Code requires a U.S. Holder that owns (applying certain ownership attribution rules under Section 318 of the Code), immediately after the Arrangement, Allied Gold Shares representing five percent (5%) or more of the total voting power or the total value of all of the outstanding stock of Allied Gold (a “5% Shareholder”) to enter into a gain recognition agreement (“GRA”) in order to preserve Reorganization treatment with respect to the Arrangement. Generally, the GRA would require a 5% Shareholder to recognize the gain realized but not recognized pursuant to the Arrangement if, before the close of the fifth full taxable year following the close of the taxable year of the Arrangement, (a) Allied Gold were to dispose (other than in certain tax-deferred transfers) of the Nord Pacific Shares or (b) Nord Pacific were to dispose (other than in certain tax-deferred transfers) of “substantially all” of its assets. A 5% Shareholder would be required to report such gain on an amended U.S. federal income tax return for the taxable year of the Arrangement, unless such 5% Shareholder elects in its GRA to recognize such gain in the taxable year that such gain under the GRA is triggered. In addition to the tax payable with respect to such gain, the 5% Shareholder would be required to pay interest on such tax as if such tax were payable for the taxable year of the Arrangement. A 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement for the term of the GRA. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the requirements of Section 367 of the Code, including the requirement for entering into a GRA and the operation of a GRA.

The Arrangement as a Taxable Arrangement

As discussed above, it is unclear whether the Arrangement will qualify as a Reorganization. Accordingly, the Arrangement may be treated as a taxable transaction for U.S. federal income tax purposes.

Assuming that the Arrangement does not qualify as a Reorganization, subject to the “passive foreign investment company” rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)	a U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of Allied Gold Shares received by such U.S. Holder in the Arrangement and (ii) the tax basis of such U.S. Holder in the Nord Pacific Shares exchanged in the Arrangement;

(b)	the tax basis of a U.S. Holder in the Allied Gold Shares acquired in exchange for Nord Pacific Shares pursuant to the Arrangement should be equal to the fair market value of the Allied Gold Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Allied Gold Shares acquired in exchange for Nord Pacific Shares pursuant to the Arrangement should begin on the day after the date of receipt.

Subject to the “passive foreign investment company” rules discussed below, the gain or loss described in clause (a) immediately above should be capital gain or loss, which will be long-term capital gain or loss if the Nord Pacific Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S.

Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement should recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Nord Pacific Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Nord Pacific Shares.

Subject to the “passive foreign investment company” rules discussed below, such gain or loss should be capital gain or loss, which will be long-term capital gain or loss if the Nord Pacific Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Potential Application of the PFIC Rules to the Arrangement

      Qualification of Nord Pacific and Allied Gold as a PFIC

A foreign corporation generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Nord Pacific believes that it will be a PFIC for the current taxable year and that it was a PFIC for the taxable year ending December 31, 2003. Based on currently available information, Allied Gold expects that it will be a PFIC for the taxable year that includes the day after the effective date of the Arrangement. There can be no assurance, however, that the IRS will not challenge the determination made by Nord Pacific or Allied Gold concerning their respective PFIC status.

      Effect of PFIC Rules on the Arrangement as a Tax-Deferred Reorganization

In the event that Nord Pacific qualifies as a PFIC, certain proposed Treasury Regulations under Section 1291(f) of the Code (the “Proposed PFIC Regulations”) may cause a U.S. Holder to recognize gain (but not loss) on the exchange of Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization).

The effect of the Proposed PFIC Regulations on a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Nord Pacific as a “qualified electing fund” or “QEF” under Section 1295 of the Code for the tax year that is the first year in such U.S. Holder’s holding period for the Nord Pacific Shares during which Nord Pacific qualified as a PFIC (a “QEF Election”). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an “Electing Shareholder” and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a “Non-Electing Shareholder.”

If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a QEF Election and a “deemed sale election” to recognize, under the rules of Section 1291 of the Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the Nord Pacific Shares on the qualification date. The “qualification date” is the first day of Nord Pacific’s tax year in which Nord Pacific qualified as a QEF with respect to such U.S. Holder. The deemed sale election may be made only if such U.S. Holder held Nord Pacific Shares on the qualification date.

U.S. Holders should be aware that there can be no assurance that Nord Pacific will satisfy record keeping requirements that apply to a QEF, or that Nord Pacific will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that Nord Pacific is a PFIC and a U.S. Holder wishes to make a QEF Election.

                   Electing Shareholders

Under the Proposed PFIC Regulations, an Electing Shareholder is not required to recognize gain upon a Reorganization. Accordingly, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause an Electing Shareholder to recognize gain on the exchange of Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement.

                   Non-Electing Shareholders

Under the Proposed PFIC Regulations, a Non-Electing Shareholder is not required to recognize gain upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, a Non-Electing Shareholder will recognize gain (but not loss) upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

As discussed above, based on currently available information, Allied Gold expects that it will be a PFIC for the taxable year that includes the day after the effective date of the Arrangement. If Allied Gold does qualify as a PFIC for its taxable year that includes the day after the Arrangement, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause a Non-Electing Shareholder to recognize gain on the exchange of Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement.

If Allied Gold does not qualify as a PFIC for its taxable year that includes the day after the effective date of the Arrangement, under the Proposed PFIC Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization). The amount of such gain recognized by a Non-Electing Shareholder will be equal to the difference, if any, between (a) the fair market value of the Allied Gold Shares received by such U.S. Holder pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the Nord Pacific Shares exchanged pursuant to the Arrangement. Such gain recognized by a Non-Electing Shareholder will (a) be allocated pro rata over such Non-Electing Shareholder’s holding period for the Nord Pacific Shares (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

                   PFIC Information Reporting

The Proposed PFIC Regulations require a Non-Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-Electing Shareholder’s U.S. federal income tax return for the taxable year in which the Arrangement occurs. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Arrangement.

                   Mark to Market Election

The Proposed PFIC Regulations do not address the effect of a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) on whether a U.S. Holder will recognize gain or loss on the exchange of Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement. In addition, the IRS has not issued any other guidance regarding the effect of a Mark-to-Market Election on transfers of stock of a PFIC that would otherwise be tax-deferred (including transfers pursuant to a Reorganization). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the effect that a Mark-to-Market Election may have on whether gain or loss is recognized on the exchange of Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement.

                   Status of Proposed PFIC Regulations

The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those Code provisions.

      Effect of PFIC Rules on the Arrangement as a Taxable Arrangement

In the event that Nord Pacific qualifies as a PFIC, the PFIC rules will apply to gain or loss recognized by a U.S. Holder on the exchange of Nord Pacific Shares for Allied Gold Shares pursuant to the Arrangement if the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes. The PFIC rules will also apply to gain or loss recognized by a U.S. Holder that exercise the right to dissent from the Arrangement and is paid cash for such U.S. Holder’s Nord Pacific Shares.

Under the PFIC rules, gain recognized in the Arrangement by a Non-Electing Shareholder generally will (a) be allocated pro rata over such Non-Electing Shareholder’s holding period for the Nord Pacific Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year. In addition, under the PFIC rules, gain or loss recognized in the Arrangement by a U.S. Holder that has made a Mark-to-Market Election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years). However, gain recognized in the Arrangement by an Electing Shareholder should be capital gain or loss.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of proceeds arising from the sale or other taxable disposition of Nord Pacific Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

No Legal Opinion or IRS Ruling

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Australian Federal Income Tax Considerations

The Australian taxation consequences arising from the disposal of Nord Pacific Shares and subsequent acquisition of Allied Gold Shares in accordance with the Proposed Arrangement is as follows.

The discussion below can only be regarded as general advice as Australian taxation consequences are largely determined by the facts pertaining to each individual’s case. Therefore, it is not possible to exhaustively discuss all potential taxation outcomes arising from the proposed arrangement.

The Australian taxation consequences of the acquisition of Allied Gold Shares by Nord Pacific Shareholders are primarily dependent on whether the Nord Pacific Shareholder is considered to be an Australian tax resident or an Australian tax non-resident.

Non-resident Shareholders

For non-resident shareholders there are no Australian taxation consequences from the disposal of Nord Pacific Shares. It is only when the non-resident acquires Allied Gold Shares that Australian taxation consequences will arise. These are:

1.	Allied Gold pays a dividend to its shareholders

Where a dividend is paid to a non-resident shareholder the dividend will be subject to a withholding tax of 30%, which is a full and final tax. The withholding tax is collected by Allied Gold and remitted to the Australian revenue authority. Where the shareholder is a resident of a DTA (Double Tax Agreement) country the applicable withholding tax rate is generally 15%. However, where the dividend is fully franked, Australia will not seek to impose any further tax on that dividend. Therefore the dividend is exempt from withholding tax. A franked dividend generally means that a company has paid full prevailing income tax in Australia on before tax profits.

It may be necessary for shareholders to seek professional advice in determining whether they are eligible to claim any of the tax paid in Australia as a foreign tax credit in their own country.

2.	Sale of Allied Shares

A non-resident will only be liable to capital gains tax on the disposal of an asset when it has the necessary connection to Australia. For those shareholders who will hold less than 10% of the share capital of Allied Gold, the shareholding will not be considered to be an asset with the necessary connection to Australia. Therefore, any future sale of the Allied Gold Shares by the non-resident shareholder will not be subject to capital gains tax in Australia, consequently no tax will be payable.

However, although the sale of the Allied Gold Shares may be free of capital gains tax, it is first necessary to consider whether the gain on disposal should be taxed under ordinary income tax principles. A non-resident shareholder who is in the business of buying Australian assets may find that the gain on the subsequent sale could be taxed as ordinary income. The determination of the basis on which the profit is to be taxed is left to common law principles and can only be made after careful consideration of all the necessary facts.

It may be necessary for shareholders to seek professional advice in determining the income tax treatment when Allied Gold Shares are sold.

Resident Shareholders

The exchange of Nord Pacific Shares for Allied Gold Shares would ordinarily cause a capital gains tax consequence for the Australian resident Nord Pacific Shareholders that receive Allied Gold Shares pursuant to the Arrangement. However, resident Nord Pacific Shareholders can take advantage of the scrip for scrip roll-over relief, enabling them to defer the capital gain until the Allied Gold Shares are sold. To obtain scrip for scrip roll-over relief the shareholder must make a decision to do so at the time their tax return is lodged for the relevant income year. The scrip for scrip rollover relief is not available to resident shareholders if the disposal of the Nord Pacific Shares results in a capital loss. The scrip for scrip rollover relief is also not available for those shareholders who traditionally return profits from the sale of shares under ordinary income concepts.

Again, it may be necessary for shareholders to seek professional advice in determining the correct income tax treatment at the time of preparing their tax return in the relevant income year.

Readers are cautioned that neither Allied Gold nor Nord Pacific are in the business of providing taxation advice. Therefore, it is most important that shareholders seek their own independent professional advice in respect of the taxation consequences arising from the proposed arrangement.

Dissent Rights

The Interim Order provides that a Nord Pacific Securityholder is entitled to dissent in respect of the Arrangement in accordance with Section 131 of the NBBCA. Strict compliance with the provisions of Section 131 is required in order to exercise the right to dissent. Provided the Arrangement becomes effective, each dissenting Nord Pacific Securityholder who complies with such provisions will be entitled to be paid the fair value of his or her Nord Pacific Securities in respect of which such securityholder dissents in accordance with Section 131 of the NBBCA. Persons who are beneficial owners of Nord Pacific Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Nord Pacific Shares are entitled to dissent. Accordingly, a beneficial owner of Nord Pacific Shares desiring to exercise his or her right to dissent must make arrangements for the Nord Pacific Shares beneficially owned by such person to be registered in his or her name, or, alternatively, make arrangements for the registered holder of its Nord Pacific Shares to dissent on his or her behalf. See Schedule J to this Joint Circular for the full text of Section 131.

The Arrangement Agreement provides that it is a condition to completion of the Arrangement that Nord Pacific Securityholders representing less than 5% of the outstanding Nord Pacific Shares exercise their right of dissent.

Risk Factors

Nord Pacific Securityholders voting in favour of the Arrangement will be choosing to combine the businesses of Nord Pacific and Allied Gold. This combination involves certain risks. The risk factors described in this Section and under the Sections “Information Concerning Nord Pacific Limited”, “Schedule E - Form 10-KSB of Nord Pacific Limited”, “Schedule H- Financial Statements of Nord Pacific”, “Information Concerning Allied Gold Limited”, “Schedule F - Prospectus of Allied Gold Limited” and “Schedule I Financial Statements of Allied Gold” in this Joint Circular describe some, but not all, of the risks associated with the Arrangement. The order in which these risks are listed does not necessarily indicate their relative importance.

Before voting in favour of the Arrangement, Nord Pacific Securityholders and Allied Gold Shareholders should carefully consider these risks, in addition to the other information contained in this Joint Circular.

Allied Gold may not be able to realize the anticipated benefits of the Arrangement.

Nord Pacific and Allied Gold entered into the Arrangement Agreement to provide Allied Gold’s financial strength and technical expertise to assist Nord Pacific in completing its obligations under the Joint Venture and to eventually bring the project to the production stage. Achieving the benefits of the Arrangement will depend in part on the success of further work conducted on the Joint Venture with its joint venture counterparty, PGM, and the availability of future financing, as well as Allied Gold’s ability to realize the other opportunities from the properties of Nord Pacific. There is no guarantee that such efforts will be successful. There is no assurance that additional financing for the Joint Venture and other opportunities will be available, or if available, available at a reasonable cost.

The trading price of the Allied Gold Shares may be less than the trading price of the Nord Pacific Shares or the trading price of the Allied Gold Shares as of the date of the Arrangement Agreement or as of the dates of the Nord Pacific Meeting, and Allied Gold Meeting or upon completion of the Arrangement.

Upon completion of the Arrangement, all of the Nord Pacific Shares will be exchanged for Allied Gold Shares and the Nord Pacific Options will be cancelled. The ratio at which the Nord Pacific Shares and Allied Gold Shares will be exchanged and upon which Allied Gold Shares will be issued in consideration of Nord Pacific Options cancelled is fixed, and there will be no adjustment for changes in the market price of either Nord Pacific Shares or Allied Gold Shares. Neither Nord Pacific nor Allied Gold is permitted to terminate the Arrangement Agreement or resolicit the vote of its securityholders solely because of changes in the market price of either company’s shares.

There will be a significant amount of time between the date of the Arrangement Agreement and the date when the Arrangement is completed. As a result, the relative or absolute prices of Nord Pacific Shares and Allied Gold Shares may vary significantly between the dates of the Arrangement Agreement, this Joint Circular, the Nord Pacific Meeting and Allied Gold Meeting and the completion of the Arrangement. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of either Nord Pacific or Allied Gold, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for post-Arrangement operations and general market and economic conditions.

In addition, it is impossible to predict accurately the market price of the Allied Gold Shares after the completion of the Arrangement. Accordingly, the prices of Nord Pacific Shares and Allied Gold Shares on the dates of the meetings may not be indicative of their prices immediately prior to the completion of the Arrangement or the price of Allied Gold Shares after the Arrangement is completed.

If the Arrangement is not completed Allied Gold will still continue to be the largest shareholder of Nord Pacific and will be able to control Nord Pacific.

Even if the Nord Pacific Securityholders vote against the Arrangement or it is otherwise not completed, Allied Gold will continue to be the largest shareholder of Nord Pacific holding 16,433,650 Nord Pacific Shares representing approximately 44% of the issued and outstanding Nord Pacific Shares. In addition, Nord Pacific will be dependent on Allied Gold for further financing. Under the Credit Agreement, however, existing advances would become due upon the termination of the Arrangement Agreement at the option of Allied Gold. If Allied Gold does not finance

Nord Pacific any further or its existing advances become due, Nord Pacific will need to obtain other financing to continue to meet its operating expenses and capital obligations under the Joint Venture. Without such financial support, Nord Pacific’s interest in the Joint Venture may be further diluted and Nord Pacific may not be able to continue as a going concern. As a significant shareholder, Allied Gold would have significant control over whether any other alternative transactions could be successfully pursued with third parties.

Expenses of the Arrangement

The costs incurred by Nord Pacific and Allied Gold relating to the Arrangement including, without limitation, financial, tax, advisory, accounting and legal fees, the preparation of the Nord Pacific Form 10-KSB and the preparation and delivery of this Joint Circular and any other costs in connection with the Arrangement will be borne by the party to the Arrangement that incurs them. Allied Gold is providing Nord Pacific with funds to meet its costs of the Arrangement by virtue of cash draw downs pursuant to the Credit Agreement. The total of such costs is expected to be approximately $805,000. In the event the Arrangement Agreement is terminated Nord Pacific is liable to pay Allied Gold’s expenses, among other amounts, in certain circumstances.

PART II FINANCING ARRANGEMENTS

Credit Agreement

Nord Pacific had insufficient cash reserves to pay its capital expenditure obligations with respect to the Joint Venture, the costs and expenses related to compliance with securities laws necessary to complete the Arrangement or other current obligations incurred prior to the completion of the Arrangement. Upon entering into the Arrangement Agreement, Nord Pacific had virtually no cash reserves and represented its net current unfunded liabilities were approximately $400,000. Accordingly, in conjunction with entering into the Arrangement Agreement, Nord Pacific and Allied Gold entered into the Credit Agreement whereby Allied Gold agreed to provide a credit facility of up to $5.4 million in favour of Nord Pacific to fund its capital expenditure obligations with respect to the Joint Venture and to fund Nord Pacific’s operating expenses prior to the completion of the Arrangement. The first $2.4 million of this facility is committed by Allied Gold and the remaining $3.0 million is available with Allied Gold’s consent.

The credit facility is available until September 30, 2004 and thereafter may be extended by Allied Gold in its sole discretion. Nord Pacific is entitled to draw down on the credit facility by issuing convertible notes to Allied Gold. The convertible notes bear interest at LIBOR plus 2%, mature on December 31, 2005 and are convertible at any time at the option of Allied Gold, into Nord Pacific Shares on the following basis:

(a)	$0.05 per Nord Pacific Share on the first $600,000;

(b)	$0.10 per Nord Pacific Share on the next $1,800,000;

(c)	$0.15 per Nord Pacific Share on the next $1,000,000;

(d)	$0.20 per Nord Pacific Share on the next $1,000,000; and

(e)	$0.25 per Nord Pacific Share on the next $1,000,000.

The maximum number of Nord Pacific Shares issuable pursuant to the convertible notes is 35,666,667 Nord Pacific Shares. The facility is non-revolving and Nord Pacific may not make any repayments or prepayments until the December 31, 2005 maturity date unless Nord Pacific receives a Superior Proposal (as defined in the Arrangement Agreement) and the transactions contemplated by such Superior Proposal have been fully consummated. Interest is payable on any advance at a rate equal to LIBOR plus 2% per annum. Extension of the availability date and the maturity date may be requested by Nord Pacific but the decision to provide any such extension is at the sole discretion of Allied Gold. Nord Pacific may also request an increase in the credit facility, but any decision to provide such increase is also at the sole discretion of Allied Gold.

The Credit Agreement provides for a number of conditions to Allied Gold’s obligation to make advances thereunder, including that no event or circumstance, or failure to meet a condition, shall have occurred under the Arrangement Agreement that would entitle Allied Gold not to complete the Arrangement. The Credit Agreement also provides for the acceleration of the maturity date in certain events, including if:

(a)	Nord Pacific breaches its non-solicitation covenant in Section 4.2 of the Arrangement Agreement;

(b)	an Allied Gold Termination Event occurs;

(c)	an Acquisition Proposal for a Superior Transaction has been announced or received by Nord Pacific and Allied Gold has not agreed to an Amended Transaction (as defined in Section 4.3 of the Arrangement Agreement) within 5 days unless the Board of Directors publicly announces its determination not to approve or recommend such Acquisition Proposal and reiterates its recommendation of the Arrangement;

(d)	the Arrangement Agreement is terminated or any event or circumstance occurs, or a condition is not met, whereby Allied Gold is entitled to terminate the Arrangement;

(e)	an event or situation occurs which, individually or in the aggregate could have a material adverse effect on Nord Pacific or any Nord Pacific Subsidiary, the Joint Venture or Nord Pacific’s interest in the Joint Venture; and

(f)	certain events of bankruptcy, insolvency or reorganization of Nord Pacific under bankruptcy or insolvency laws.

As part of the Credit Agreement, Nord Pacific is obligated to pay Allied Gold a facility fee of $50,000 on December 31, 2005 or earlier upon the acceleration of the maturity date.

On January 13, 2004, Allied Gold made an initial advance of $527,647 to Nord Pacific under the Credit Agreement and received a Series A convertible note in the same amount in return which is convertible into Nord Pacific Shares at a rate of $0.05 per share. Those funds were used to satisfy Nord Pacific’s expenditure obligations with respect to the Joint Venture and certain operating expenses. On February 12, 2004, Allied Gold exercised its right to convert the $527,647 Series A convertible note it received in exchange for 10,552,940 Nord Pacific Shares. On March 9, 2004, Nord Pacific drew down an additional $272,223 and issued a Series A convertible note in the amount of $72,353, which is convertible into Nord Pacific Shares at a rate of $0.05 per share and a Series B convertible note in the amount of $199,870, which is convertible into Nord Pacific Shares at a rate of $0.10 per share. These funds were used by Nord Pacific to satisfy its expenditure obligations with respect to the Joint Venture and certain operation expenses. On May 5, 2004, Allied Gold exercised its option to convert the second Series A convertible note in the amount of $72,353 into 1,447,060 Nord Pacific Shares and the first Series B convertible note in the amount of $199,870 into 1,998,700 Nord Pacific Shares. On May 11, 2004, Allied Gold exercised its option to convert $243,495 of the second Series B convertible note into 2,434,950 Nord Pacific Shares.

Nord Pacific estimates that its expenditure obligations with respect to the Joint Venture for the months of June 2004 and July 2004 will be approximately $400,000. Nord Pacific expects to draw approximately an additional $400,000 pursuant to the Credit Agreement prior to the date of the Nord Pacific Meeting. It is anticipated that funding requirements for the month of July may not be payable until after the Effective Date.

PART III INFORMATION RELATING TO NORD PACIFIC

The following information concerning Nord Pacific supplements and updates the disclosure contained in Schedule E. For complete information concerning Nord Pacific readers must refer to this Part, Schedule E and the financials statements of Nord Pacific contained in Schedule H.

Inter-Corporate Relationship

Stock Options

The following table sets forth individual grants of Nord Pacific Options made to the directors (including former directors) and named executive officers of Nord Pacific that are still in existence as of the date hereof. All options shown are exercisable for which the vesting period or conditions, if any, have been met. No other Nord Pacific Options are outstanding.

Option Grants to Directors and named Executive Officers

Name	Securities Under Options Granted(1) (#)	% of Total Options still in Existence	Exercise Price (US$/Share)	Market Value of Securities Underlying Options (US$/Share)	Expiration Date

Mark R. Welch	30,000	23	2.75	0.14	March 5, 2008
Mark R. Welch	30,000	23	5.25	0.14	May 21, 2007
Lucile Lansing	20,000	13	2.75	0.14	March 5, 2008
Colin Ross Hastings	12,000	8	2.75	0.14	March 5, 2008
John C. Syriatowicz	20,000	13	2.75	0.14	March 5, 2008
John C. Syriatowicz	20,000	13	5.25	0.14	May 21, 2007

Note: (1)
Mr. Pierce Carson has, in accordance with an agreement entered into with Nord Pacific and certain other parties to settle litigation, a right to receive 1,431,482 Allied Gold Shares on the Effective Date for no additional consideration. As a result, Mr. Carson is considered to be a Nord Pacific Optionholder for purposes of the Arrangement Agreement whose exercise price is nil.

Prior Sales

The following table sets forth the Nord Pacific Shares issued by Nord Pacific during the past 12 months.

Date	Number of Common Shares Issued	Issue Price Per Share, US$	Aggregate Issue Price, US$	Nature of Consideration

Feb 12, 2004	10,552,940	0.05	527,647	Conversion of loan to equity
May 5, 2004	1,447,060	0.05	72,353	Conversion of loan to equity
May 5, 2004	1,998,700	0.10	199,870	Conversion of loan to equity
May 11, 2004	2,434,950	0.10	243,495	Conversion of loan to equity
April 30, 2004 (1)	(100,000)	--	--	Cancellation of stock grant

Note: (1)
100,000 Nord Pacific Shares issued to M.J. Binns for past services were returned to Nord Pacific and cancelled. Mr. Binns is a geologic consultant who used to work full time for Nord Pacific, who subsequently joined an independent mining and geologic consulting firm. As such, he believed he could not own the shares and conduct any independent consulting work for Nord Pacific.

Price Range and Trading Volume

The outstanding Nord Pacific Shares are listed on the “Pink Sheets” under the symbol “NORPF”. The following table sets forth the reported high and low trading prices of the Nord Pacific Shares for the periods indicated as reported by the “Pink Sheets”. There is no volume data available for the Nord Pacific Shares for these time periods.

	High ($)	Low ($)

2002
First Quarter	$0.09	$0.01
Second Quarter	$0.13	$0.06
Third Quarter	$0.13	$0.08
Fourth Quarter	$0.10	$0.01

	High ($)	Low ($)

2003
First Quarter	$ 0.09	$ 0.05
Second Quarter	$ 0.07	$ 0.01
Third Quarter	$ 0.25	$ 0.01
Fourth Quarter	$ 0.51	$ 0.05

2004
January	$ 0.14	$ 0.09
February	$ 0.15	$ 0.10
March	$ 0.14	$ 0.11
April	$ 0.14	$ 0.11
May	$ 0.14	$ 0.12
June	$ 0.12	$ 0.12
July	$ 0.14	$ 0.10
August 1 to August 12	$ 0.12	$ 0.08

Note: (1)	These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The closing price of the Nord Pacific Shares on the “Pink Sheets” on August 12, 2004, the last trading day prior to the date of this Joint Circular, was $0.08.

Principal Shareholders

To the knowledge of the directors and officers of Nord Pacific, as at the date hereof, the following table lists those persons or companies who own of record or beneficially, directly or indirectly, more than 10% of the voting rights attaching to shares of Nord Pacific as of July 31, 2004 (“principal shareholders”), and information as to the ownership of securities by each of Allied Gold’s directors and by all directors and executive officers as a group.

Name of beneficial owner	Number of Nord Pacific Shares	Percent of Outstanding Nord Pacific Shares

Principal shareholders
Allied Gold	16,433,650	44.2%
Nord Resources	3,697,561	9.9%

Directors and executive officers (1) (2)
Mark R. Welch	4,412,800	12.0%

Notes:(1)	The address for Mr. Welch is the head office of Nord Pacific which is 2727 San Pedro NE Suite 116 Albuquerque, New Mexico 87110.
(2)	As of July 31, 2004, the directors of Nord Pacific, as a group, owned directly or indirectly, or exercised control or direction over 4,830,440 Nord Pacific Shares or approximately 13% of the issued and outstanding Nord Pacific Shares.

Directors and Officers of Nord Pacific

The following table sets forth, for each of the directors and executive officers of Nord Pacific, the person’s name, age, municipality of residence, position with Nord Pacific, principal occupation and, if a director, the date on which the person became a director. Each of the directors was appointed or elected to office until the next annual meeting of shareholders.

Name, Municipality of Residence	Principal Occupation and Positions Held During the Last 5 years	Number of Nord Pacific Shares Held

Gregory H. Steemson, Perth, Western Australia, Chairman of Board of Directors. Director since February 17, 2004. He replaces Mr. John B. Roberts, who voluntarily resigned from the Board in February 2004.	Principal occupation - Chairman and Director of Nord Pacific. He is also a Director of Minerals Commodities Limited, an industrial minerals mining company, and Sandfire Resources NL, a mining company. He holds a Bachelor's of Science degree in Geology, University of Queensland, 1973, and a Masters of Science in Geophysics, University of Utah, 1982. He has 31 years of experience in the mining industry. He was previously a Director of Allied Gold. Prior to his affiliation with Nord Pacific (February, 2004) for the previous 5 years, he was engaged full time with Mineral Commodities and Gullewa Limited, both mining companies based in Western Australia as a director of both companies. Neither company had any affiliation with Nord Pacific.	0

Mark R Welch, Albuquerque, New Mexico, President and Chief Executive Officer and Director since September 14, 2001.	Principal occupation - President and Chief Executive officer and Director of Nord Pacific. He holds a Bachelor's of Science degree in Mining Engineering, Washington State University, 1962, and a graduate of the U.S. Army Command and General Staff College, 1982. He has over 42 years of experience in the mining industry throughout the world. Prior to September 14, 2001, he was previously Vice President Development for Nord Pacific, a position he had held since 1990.	4,412,800

Lucile Lansing, Albuquerque, New Mexico. Director since 1989.	Principal occupation - President, Lansing Financial Group, a financial consulting firm. She is also Chief Executive Officer of Ceracon, a powder metallurgy firm. She holds a Masters in Business Administration, Pepperdine University. For the prior 5 years, she has been engaged in financial consulting.	417,640

In addition to the foregoing Directors and Executive Officers, the following persons, in the capacities indicated, have had a significant role in administrative affairs of the Company but are not considered to be Executive Officers:

Name, Municipality of Residence	Principal Occupation and Positions Held During the Last 5 years	Number of Nord Pacific Shares Held

Colin Ross Hastings, 54, Sydney, New South Wales. Vice President since April 29, 2002.	Principal occupation - Vice President in charge of development of the Simberi Gold Project. He has a Bachelor's of Science degree in Geology and a Master's of Science degree in Economic Geology from Macquarie University, Sydney. He has over 20 years experience in the mining industry. Prior to April 29, 2002, he was Manager of Project Development for Nord Pacific for Australia and Papua New Guinea.	300,000

John C. Syriatowicz, 56, Sydney, New South Wales, Assistant Secretary since 1989.	Principal occupation - Administrative management of Nord Pacific matters in Australia and Papua New Guinea. He holds a Bachelor of Science degree in Applied Geophysics, Sydney University, and a Master of Commerce degree, University of New South Wales. He has over 24 years of experience in the mining industry.	100,000

Name, Municipality of Residence	Principal Occupation and Positions Held During the Last 5 years	Number of Nord Pacific Shares Held

Patricia D. Solano, 50, Albuquerque, New Mexico, Secretary of Nord Pacific since 1998.	Principal occupation - Secretary of the Corporation and is responsible for administrative matters at the corporate headquarters. Prior to joining Nord Pacific in 1998 as an employee, she was employed by Santa Fe Pacific Gold Corporation. She has 14 years experience in the mining industry.	100,000

Kevin. M. Smith, 48, San Antonio, Texas, Contract Acting Financial Controller since 2001.	Principal occupation - Certified Public Accountant with a 20-year background managing and advising accounting, financial, and management functions in the distribution, manufacturing, construction, mining and consumer products industries. He holds a Bachelor's degree in Business Administration, University of Texas, 1984.	50,000

Cease Trade Orders

No officer or director of Nord Pacific was subject to a cease trade order pertaining to another issuer within the previous 10 years.

The Cease Trade Orders were issued against Nord Pacific on August 17, 2001 by the Alberta Securities Commission, on February 19, 2002 by the British Columbia Securities Commission and by temporary order issued by the Ontario Securities Commission on July 31, 2001, as extended by a further order dated August 3, 2001 for failure to file and mail financial statements. The Cease Trade Orders have been partially revoked to allow Nord Pacific to distribute the Joint Circular and to effect the Arrangement. See “Part I The Arrangement Exemptions from Certain Canadian Securities Law Requirements.”

PART IV INFORMATION RELATING TO ALLIED GOLD LIMITED

The following information concerning Allied Gold supplements and updates the disclosure contained in Schedule F. For complete information concerning Allied Gold readers must refer to this Part, Schedule F and the financial statements of Allied (including the pro forma financial statements) contained in Schedules G and I.

Cautionary Statement

No technical report as defined under National Instrument 43-101 Standards for Disclosure of Mineral Projects will be provided for the Allied Gold Properties in connection with the Acquisition or filed with any of the Canadian securities regulatory authorities.

The scientific and technical information relating to the Allied Gold Properties contained in this document and the Allied Report was prepared and signed in accordance with the rules of the Australian Securities and Investment Commission and the Australian Stock Exchange.

General

Allied Gold was registered in Western Australia as a limited liability company on May 26, 2003. Allied Gold’s registered office and principal place of business is Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106. It has two wholly owned subsidiaries, Advance R&D Pty. Ltd. and Aretrend Pty. Ltd. These two companies are inactive other than their ownership of Australian and South African registered patents for the mobile mineral processing plant.

Allied Gold was admitted to the official list of ASX on December 4, 2003. Official quotation of Allied Gold’s securities (ASX codes Shares: “ALD”; Options: “ALDO”) commenced on December 8, 2003. A copy of the prospectus for Allied Gold’s initial public offering (the “Allied Gold Prospectus”), with the exception of information related solely to the actual offering of securities, is included as Schedule F to this Joint Circular.

Allied Gold’s mission was to enhance shareholder value through development of its existing mineral properties and to seek out other project acquisition opportunities.

Business of Allied Gold

On May 2, 2003, Allied Gold Mining & Processing Limited (now Fortescue Metals Group Limited “Fortescue”) announced plans to sell its gold assets to Allied Gold. Accordingly, Allied Gold was specifically incorporated for the purpose of acquiring the gold assets through a demerger.

Fortescue’s gold assets comprised:

•	the Red Dam gold project located approximately 50 km north-west of Kalgoorlie, Western Australia;

•	the Mobile Mineral Processing and Evaluation Unit (the "Mobile Plant");

•	100% of the issued capital of Advance R&D Pty. Ltd. and Aretrend Pty. Ltd., being companies having intellectual property rights with respect to the Mobile Plant.

To give effect to the demerger proposal, Fortescue and Allied Gold entered into an acquisition agreement, pursuant to which Allied Gold purchased these gold assets from Fortescue. The consideration paid by Allied Gold was the issue of 12,500,000 Allied Gold Shares (at a deemed issue price of AUS$0.20 each). On July 18, 2003, the shareholders of Fortescue approved an equal reduction of capital and in specie distribution of capital that had the effect of distributing 12,486,386 of the shares issued by Allied Gold to acquire the gold assets to Fortescue shareholders. The balance of the Allied Gold Shares were retained by Fortescue.

Pursuant to the Allied Gold Prospectus dated October 20, 2003, Allied Gold successfully completed its initial public offering of 9,000,000 shares (and 9,000,000 free attaching options) raising gross proceeds of AUS$1,800,000.

Further details regarding the assets of Allied Gold are set out in the following sections of the Allied Gold Prospectus:

•	Red Dam gold project - refer to Sections 3.3 and 5 of the Prospectus;

•	Mobile Plant - refer to Sections 3.4 and 6 of the Prospectus; and

•	intellectual property rights with respect to the Mobile Plant – refer to Sections 3.5, 10.5.3 and 10.5.4 of the Prospectus.

Since listing on the ASX on December 8, 2003 the main activities undertaken by Allied Gold, other than negotiating and executing the Arrangement Agreement with Nord Pacific and proceeding towards implementing the Arrangement, have been as follows.

•	Red Dam gold project – In April 2004, a 2,600 metre RC drilling programme was undertaken on the Petrus gold prospect. A total of sixteen inclined RC drill holes ranging from 100 to 220 metres in depth were drilled to provide further information on the continuity and grade of gold mineralization over the 500 metre long NNW-SSE trending Petrus prospect.

•	Mobile Plant – Allied Gold has entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian gold exploration company. By payment of the option fee of AUS$130,000 which was received by Allied Gold, Minera Colibri has secured an exclusive option to purchase the Mobile Plant for AUS$5,000,000 less the option fee, at any time prior to July 22, 2004. The option period is extendable by mutual agreement of the parties by the payment of a further AUS$30,000 for each month extended. AUS$2,000,000 of the total consideration is payable in cash and the balance is payable by the issue of shares in the initial public offering of a company to be listed on either the London AIM or the Toronto Stock Exchange.

Employees

Allied Gold has one full time employee under contract, being the Managing Director Mr. Jeffrey J. Moore.

Selected Consolidated Financial Information and Operational Data

The following information should be read in conjunction with the consolidated financial statements of Allied Gold including the notes thereto which includes a reconciliation of the differences between Australian GAAP and U.S. GAAP and Management’s Discussion and Analysis of the U.S. GAAP results.

	Nine Months ended March 31, 2004 (AUS$)	Period Ended June 20, 2003 (AUS$)

Revenue	28,503	--
Net Income (loss)	(550,199)	--
per share (basic)	(0.019)	--
per share (diluted)	(0.012)	--
Book Value per share	0.15	--
Total Assets	4,697,656	1
Cash Assets	868,713	1
Net Assets	4,232,662	1
Capital Expenditures	1,998,800	--
Shares Outstanding	28,500,000	1

Note: (1)	Allied Gold has not declared any dividends on the Allied Gold Shares since inception.

Directors and Officers of Allied Gold

The following table sets forth, for each of the directors and executive officers of Allied Gold, the person’s name, municipality of residence, position with Allied Gold, principal occupation and, if a director, the date on which the person became a director. Each of the directors was appointed to office in Allied Gold’s first year of operation to hold office until the next annual meeting of shareholders.

Name, Municipality of Residence	Principal Occupation and Positions Held During the Last 5 years	Number of Allied Gold Shares Held

Mark Victor Caruso Perth, Western Australia Chairman of Directors Director since 26 May, 2003	Principal occupation - Director of Allied Gold. Director of Simto Australia Pty. Ltd., a mining, earth moving and civil engineering company since 1983. He is also a director of Mineral Commodities Limited, Organic Resource Technologies Limited and Asset Backed Holdings Limited (each a mining company listed on the ASX). Was a director of Allied Gold Mining & Processing Limited now Fortescue (a mining company listed on ASX) from June 2002 to October 2003.	494,168

David Andrew Lymburn Perth, Western Australia Director/Secretary Director since 26 May, 2003	Principal occupation - Chartered Accountant Director of Allied Gold and Corporate Secretary of Allied Gold and Mineral Commodities Limited. He is also a director of Indcor Limited and is Corporate Secretary of Organic Resource Technology Limited. Was previously a director of Allied Gold Mining & Processing Limited now Fortescue from July 2002 to July 2003. Prior thereto was Chief Financial Officer and Company Secretary of Dome Coffees Australia (an integrated coffee roaster and supplier) and Nautronix Limited (a technology supplier to the offshore oil and gas sector).	285,920

Jeffrey John Moore Perth, Western Australia Managing Director since February 2004	Principal occupation - Geologist Managing Director of Allied Gold since February 2004. Prior thereto, was a director of Mount Burgess Mining N.L., managing director of New World Alloys Limited and director of AKD Limited (all mining companies listed on ASX). He holds a Bachelor of Applied Science Degree in Geology from Curtin University of Western Australia and has more than 20 years of experience in the mining industry.	40,000

As at July 31, 2004, the directors of Allied Gold, as a group, owned, directly or indirectly, or exercised control or direction over 820,088 Allied Gold Shares or approximately 2.5% of the issued Allied Gold Shares.

No Relationship to Nord Pacific Insiders

Mr. Greg Steemson resigned from the board of directors of Allied Gold on February 10, 2004. Mr. Steemson was appointed to the board of directors of Nord Pacific on February 10, 2004. Mr. Steemson currently holds 383,003 Allied Gold Shares and options to acquire 1,000,000 Allied Gold Shares.

No current director or officer of Allied Gold is a director or officer of Nord Pacific.

Executive Compensation

For the financial year ended June 30, 2003, Allied Gold had no executive officers (the “named officers”) whose salary and bonus exceeded Cdn.$100,000 as Allied Gold was incorporated on May 26, 2003. For the 9 month interim period ended March 31, 2004, Allied Gold also had no executive officer whose salary and bonus exceeded Cdn.$100,000.

Stock Options

The following table sets forth individual grants of options made to the directors (including former directors) and named executive officers of Allied Gold from incorporation to March 31, 2004.

Option Grants to Directors (including former directors)

Name	Securities Under Options Granted(2) (#)	% of Total Options Granted	Exercise Price (AUS$/Share)	Market Value of Securities Underlying Options on the date of Grant (AUS$/Share)	Expiration Date

Mark Caruso	1,000,000	40%	0.20	0.20	June 30, 2007
David Lymburn	500,000	20%	0.20	0.20	June 30, 2007
Greg Steemson (1)	1,000,000	40%	0.20	0.20	June 30, 2007

Notes: (1)	Mr. Greg Steemson resigned as a director of Allied Gold on February 10, 2004.
(2)	The options were granted on October 1, 2003 prior to establishment of a trading market in the Allied Gold Shares. The price used as the market value is the public offering price of AUS$0.20 per share.

Aggregated Option Exercises and Recent Option Values

The following table provides information concerning options exercised by any named executive officer during the period from incorporation until March 31, 2004 and the number and value at March 31, 2004 of the unexercised options held by the named executive officers. In the table, “exercisable” options are those for which the vesting period or conditions, if any, have been met, and “in the money” options are those where the exercise price was less than the market price of the Allied Gold Shares at the close of business on March 31, 2004.

	Options Exercised		Unexercised Options at March 31, 2004		Value of the unexercised In-the Money Options at March 31, 2004

Name	Securities Acquired	Aggregate Value	Exercisable	Not Exerciseable	(AUS$) Exerciseable	(AUS$) Not Exerciseable

Mark Caruso	nil	nil	1,000,000	nil	140,000	n/a
David Lymburn	nil	nil	500,000	nil	70,000	n/a
Jeffrey Moore	nil	nil	nil	nil	n/a	n/a

Remuneration of Directors

Mr. Mark Caruso receives director’s fees in his capacity as non executive Chairman of Allied Gold. Mr. Jeffrey Moore receives a salary as a full time executive in the role of Managing Director. Mr. Lymburn receives fees for services as Corporate Secretary. Neither Mr. Moore or Mr. Lymburn receive director’s fees.

Indebtedness of Directors and Senior Officers

No director or officer of Allied Gold or associate or affiliate of any such director or officer is, or at any time since Allied Gold’s formation, has been indebted to Allied Gold or any subsidiary of Allied Gold. As well, no such director, officer or associate or affiliate of any director or officer has any indebtedness to another entity that is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Allied Gold or any subsidiary of Allied Gold.

Interests of Management and Others in Material Transactions

Other than as discussed below or disclosed elsewhere in this Circular, no director or officer of Allied Gold or person or company beneficially owning, directly or indirectly, or exercising control or direction over, more than 5% of the outstanding Allied Gold Shares, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction completed since the registration of Allied Gold or in any proposed transaction that has materially affected or would materially affect Allied Gold.

Mark Caruso and Greg Steemson are directors of Mineral Commodities Limited (“Mineral Commodities”). Mineral Commodities is a limited liability company listed on the ASX and is a substantial shareholder of Allied Gold owning 17.38% of the issued Allied Gold Shares at the date of this Joint Circular.

Mineral Commodities has entered into the following agreements with Allied Gold.

In August 2003, Mineral Commodities agreed to advance Allied Gold AUS$200,000 for working capital purposes. The facility has been fully drawn and bears interest at 9% compounding monthly in arrears. The loan has no fixed term and is repayable on demand. Allied Gold may (at its sole discretion) repay the loan by the issue of Allied Gold Shares at an issue price of AUS$0.10 per share.

In October 2003, Mineral Commodities entered into a services agreement with Allied Gold to procure the provision of accounting, clerical, secretarial and serviced office accommodation to Allied Gold for a term of two years (commencing October 1, 2003). A fixed monthly fee of AUS$11,000 is payable by Allied Gold for the services provided.

In October 2003, Mineral Commodities agreed to underwrite the Allied Gold offer pursuant to the Allied Gold Prospectus as to AUS$900,000. The material terms of the underwriting agreement are set out in Section 10.5.7 of the Prospectus.

Stock Options

The following table sets forth all outstanding options to purchase Allied Gold Shares as of July 31, 2004.

Class of Optionee	Number of Allied Gold Shares under Option	Date of Grant or issue	Option Exercise Price (AUS$)	Average Market Value of Securities Underlying Options on the Date of Grant (AUS$/Share)	Average Market Value of Securities Underlying Options as of July 31, 2004 (AUS$/Share)	Expiry Date

Directors	1,500,000	October 1, 2003	0.20(2)	0.20	0.25	June 30, 2007
Former director	1,000,000	October 1, 2003	0.20(2)	0.20	0.25	June 30, 2007
Seed capitalists(1)	7,000,000	Sept/Oct 2003	0.20(2)	0.20	0.25	June 30, 2007
Public	9,000,000	December 2003	0.20	0.20	0.25	June 30, 2007

Total Options on issue	18,500,000

Notes: (1)	Includes 100,000 options acquired in the seed capital issue by Mr. Lymburn.
(2)	In this period the company’s shares were not tradable on a prescribed stock exchange nor was there an established market for such shares. The price used as market value is the public offering price of AUS$0.20 per share.

All of the Allied Gold options currently outstanding have the same expiry date, exercise price and terms and conditions. Accordingly, the options form a single class of security for the purposes of, and are listed on, the ASX.

Description of Share Capital

Allied Gold is a Western Australian limited liability company and has the capacity to issue an unlimited number of ordinary fully paid shares under its constitution. Each Allied Gold Share, when fully paid, entitles the holder to one vote at meetings of shareholders. A summary of the more significant rights attaching to the Allied Gold Shares is set out below. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of the Allied Gold Shareholders. Full details of the rights attaching to the Allied Gold Shares are set out in the constitution of Allied Gold, a copy of which is available on request.

The more significant rights attaching to the Allied Gold Shares are as follows:

General Meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of Allied Gold. Shareholders may requisition meetings in accordance with the Corporations Act and the constitution of Allied Gold.

Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of Allied Gold Shareholders or classes of shareholders:

(a)	each Allied Gold Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(b)	on a show of hands, every person present who is an Allied Gold Shareholder or a proxy or representative of a shareholder has one vote; and

(c)	on a poll, every person present who is an Allied Gold Shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each Allied Gold Share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid Allied Gold Shares shall have such number of votes as bears the same proportion to the total of such shares registered in the shareholder’s name as the amount of the issue price thereof paid up bears to the total issue price.

Dividend rights

The directors may from time to time declare a dividend to be paid to the Allied Gold Shareholders entitled to the dividend. Subject to certain limitations, the dividend as declared shall be payable on all Allied Gold Shares in proportion to the amount of capital for the time being paid up or credited as paid up in respect of such shares, unless it was a term of issue of such shares that they would carry full dividend rights, and such Allied Gold Shares were issued on a pro-rata basis to Allied Gold Shareholders. The directors may from time to time pay to the Allied Gold Shareholders such interim dividends as they may determine.

Winding-Up

If Allied Gold is wound up, the liquidator may, with the authority of a special resolution of Allied Gold Shareholders, divide among the shareholders in kind the whole or any part of the property of Allied Gold, and may for that purpose set such value as the liquidator considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Allied Gold Shareholders or different classes of Allied Gold Shareholders. The liquidator may, with the authority of a special resolution of Allied Gold Shareholders, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities in respect of which there is any liability. Where an order is made for the winding up of Allied Gold or it is resolved by special resolution of Allied Gold Shareholders to wind up Allied Gold, then on a distribution of assets to

Allied Gold Shareholders, shares classified by ASX as restricted securities at the time of the commencement of the winding up shall rank in priority after all other shares.

Transfer of Shares

Generally, Allied Gold Shares are freely transferable in Australia, subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act and the Listing Rules of the ASX.

Future increase in capital

The allotment and issue of any new Allied Gold Shares is under the control of the directors of Allied Gold. Subject to restrictions on the issue or grant of securities contained in the Listing Rules of the ASX , the constitution and the Corporations Act, the directors may issue Allied Gold Shares as they shall, in their absolute discretion, determine.

Variation of rights

Under the Corporations Act, Allied Gold may, with the sanction of a special resolution passed by 75% of the Allied Gold Shareholders voting at a meeting of such shareholders vary or abrogate the rights attaching to Allied Gold Shares. If at any time the share capital of Allied Gold is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class), whether or not Allied Gold is being wound up may be varied or abrogated with the consent in writing of the holders of three quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

Dividend Policy

Allied Gold has not paid dividends on its Allied Gold Shares to date. Any determination to pay dividends will be at the discretion of the board of directors of Allied Gold and will depend upon Allied Gold’s financial condition, results of operations, capital requirements and such other factors as the board of directors of Allied Gold may deem relevant.

The following table sets forth the consolidated capitalization of Allied Gold as at June 30, 2003 and March 31, 2004.

	As at March 31, 2004 after giving Effect to the Arrangement (AUS$)	As at March 31, 2004 (AUS$)	As at June 30, 2003 (AUS$)

	(unaudited)	(unaudited)	(audited)

Allied Gold Shares	7,884,000	4,782,861	1
	(56,345,176 shares)	(28,500,000 shares)	(1 share)

Options	18,500,000 options	19,925,000 options	nil

Principal Shareholders

To the knowledge of the directors and officers of Allied Gold, as at the date hereof, the following table lists those persons or companies who own on record or beneficially, directly or indirectly, more than 10% of the voting rights attaching to shares of Allied Gold as of July 31, 2004 (“substantial shareholders”), and information as to the ownership of securities by each of Allied Gold’s directors and by all directors and executive officers as a group.

Name of beneficial owner	Number of Allied Gold Shares	Percentage of Outstanding Allied Gold Shares

Substantial shareholders Mineral Commodities	5,697,150	17.38%

Anthony Grant Melville	2,694,168	8.22%

Directors and executive officers (1)
Mark Victor Caruso	494,168	1.51%
Jeffrey John Moore	40,000	0.12%
David Andrew Lymburn	285,920	0.87%
All directors and executive officers as a group (3 persons)	820,088	2.50%

Note: (1)	The address for each of these persons is the head office of Allied Gold which is Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, WA 6106

Prior Issues of Allied Gold Shares

The following table sets forth information regarding issues of Allied Gold Shares during the past 12 months:

Date of Issue	Number of Common Shares Issued	Issue Price per Common Share (AUS$)

July 2003	12,500,000	0.20
September - October 2003	7,000,000	0.10
December 2003	9,000,000	0.20
July 2004	4,275,000	0.20

Total	32,775,000

Price Range and Trading Volume of Ordinary Shares

The Allied Gold Shares and the Allied Gold Options are listed on the ASX under the symbols “ALD” and “ALDO” respectively. The following table sets forth price ranges and trading volume information regarding the Allied Gold Shares and the Allied Gold Options for the periods indicated.

Allied Gold Shares	High AUS$	Low AUS$	Volume
2003 December	0.28	0.11	5,628,454
2004 January	0.29	0.19	2,313,990
February	0.355	0.21	2,748,126
March	0.30	0.21	912,898
April	0.30	0.23	752,580
May	0.26	0.23	739,664
June	0.26	0.215	535,373
July	0.27	0.22	789,206

Allied Gold Options	High AUS$	Low AUS$	Volume
2003 December	0.13	0.03	1,772,182
2004 January	0.13	0.09	499,855
February	0.16	0.085	1,097,166
March	0.16	0.105	325,000
April	0.14	0.10	792,085
May	0.11	0.10	80,000
June	0.12	0.09	151,107
July	0.12	0.105	108,192

The closing price of the Allied Gold Shares on the ASX on July 30, 2004 was AUS$0.245 and for the Allied Gold Options was AUS$0.105.

Escrowed Securities

The following table sets out details of Allied Gold Shares and Allied Gold options that are subject to escrow restrictions as of July 31, 2004.

Expiry of restriction period	Escrowed shares held by directors(1)	Escrowed shares held by seed capitalists		Escrowed options held by directors(2)		Escrowed options held by seed capitalists

October 13, 2004	--	3,450,000	(3)	--		3,450,000	(6)
December 8, 2005	491,970	1,663,171	(4)	2,550,000	(5)	--
Notes: (1)	Includes 182,884 Allied Gold Shares by former director, Mr. Greg Steemson.
(2)	Includes 1,000,000 options held by former director, Mr. Greg Steemson.
(3)	Represents 12.1% of the issued Allied Gold Shares.
(4)	Represents 5.8% of the issued Allied Gold Shares.
(5)	Represents 13.8% of the issued Allied Gold Options.
(6)	Represents 18.6% of the issued Allied Gold Options.

Risk Factors

The risks and uncertainties described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included with the Allied Gold financial statements as Schedule I to this Joint Circular, the risk factors discussion in “Schedule F - Prospectus of Allied Gold” and “Part I - The Arrangement - Risk Factors” are applicable to the Allied Gold Shares, and should be carefully considered. These risks and uncertainties are not the only ones facing Allied Gold. Additional risks and uncertainties not presently known to Allied Gold or that Allied Gold currently believes to be immaterial may also impact the business operations of Allied Gold. If any of these risks actually occurs, Allied Gold’s business, financial condition and operating results could be materially harmed.

Legal Proceedings

Allied Gold is not involved in any material legal proceedings, nor is it aware of any such proceedings that are contemplated.

Auditors, Registrar and Transfer Agent

The auditors of Allied Gold are BDO Chartered Accountants and Advisers.

Computershare Investor Services Pty. Ltd., at its principal office in Perth, Western Australia, is the registrar and transfer agent for the Allied Gold Shares.

Material Contracts

Material contracts at the time of the Allied Gold Prospectus are described in Section 10.5 of Schedule F to this Joint Circular.

Developments with respect to each of those material contracts since the date of the Allied Gold Prospectus and the date of this Joint Circular is as follows.

•	Acquisition Agreement for the purchase of gold assets from Fortescue – This agreement has been completed and settled.

•	Red Dam project deed of sale with Plutonic Operations Pty. Ltd. – This is the agreement by which Fortescue first acquired this project. The deed of sale was assigned to Allied Gold as a condition of the Acquisition Agreement (refer to section 10.5.1 of the Allied Gold Prospectus). There has been no change to the circumstances described in section 10.5.2 of the Allied Gold Prospectus.

•	Bateman Deed of Assignment – There has been no change to the circumstances described in section 10.5.3 of the Prospectus.

•	Bateman MOU There has been no change to the circumstances described in section 10.5.4 of the Prospectus.

•	Loan Agreement with Mineral Commodities – This agreement is still in place. The principal sum of AUS$200,000 is still outstanding and compounded interest at March 31, 2004 is AUS$9,196.

•	Services Agreement with Mineral Commodities — there has been no change to the circumstances described in section 10.5.6 of the Prospectus.

•	Underwriting Agreement – with completion of the initial public offering of Allied Gold the underwriting agreement is discharged and of no further effect.

New material contracts executed since the issue of the Allied Gold Prospectus and not otherwise disclosed in this Joint Circular are as follows.

•	Allied Gold has entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian gold exploration company. By payment of the option fee of AUS$130,000 which was received by Allied Gold, Minera Colibri has secured an exclusive option to purchase the Mobile Plant for a AUS$5,000,000 less the option fee, at any time prior to July 22, 2004. The option period is extendable by mutual agreement of the parties by the payment of a further AUS$30,000 for each month extended. AUS$2,000,000 of the total consideration is payable in cash and the balance is payable by the issue of shares in the initial public offering of a company to be listed on either the London AIM or the Toronto Stock Exchange. This Option is still current at July 31, 2004

•	Allied Gold has entered into a loan facility with Mineral Commodities Limited for AUS$500,000. The loan is unsecured, bears interest at 9% and is repayable at call. At Allied Gold’s election it may repay the loan by the issue of Allied Shares at an issue price of AUS$0.20 per share together with one free attaching option for every three shares, exercisable at AUS$0.20 on or before June 30, 2007. Conversion of the loan is subject to compliance with the Corporations Act, the ASX Listing Rules and Allied Gold Shareholder approval.

•	Allied Gold has entered into an Option Agreement with Australian listed company Siberia Mining Corporation for the sale of the Red Dam Gold Project. By payment of a AUS$50,000 option fee Siberia has secured an exclusive option to purchase the Red Dam project at any time within a six month period commencing July 27, 2004. A further six month extension to the option can be acquired for an additional cash option payment of AUS$100,000. Siberia can exercise its option to purchase the project for AUS$900,000 in the first six month option period or for AUS$850,000 in the second six month option period.

PART V – PROXY AND VOTING MATTERS

Solicitation of Proxies

This Joint Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Nord Pacific for use at the Nord Pacific Meeting and to provide additional information for the Allied Gold Shareholders to consider prior to voting on the Allied Gold Resolutions at the Allied Gold Meeting.

Directors, officers and employees of Nord Pacific may, for no additional compensation, solicit proxies for the Nord Pacific Meeting, by telephone, telecopy, mail or other communication. Payments could also be made to brokers or nominees holding shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals.

Nord Pacific has retained Advantage Proxy to assist in the solicitation of proxies for the Nord Pacific Meeting and to act as information agent. For its services, Advantage Proxy will be paid a fee of $12,000 by Nord Pacific.

Accompanying this Joint Circular are, in the case of Nord Pacific Shareholder, a form of proxy printed on GREEN paper, in the case of Nord Pacific Optionholders a form of proxy printed on WHITE paper, for use at the Nord Pacific Meeting and in the case of, Allied Gold Shareholders a form of proxy printed on BLUE paper for use at the Allied Gold Meeting.

Voting of Registered Holders of Nord Pacific Shares and Nord Pacific Options

The persons designated in the form of proxy furnished by Nord Pacific are directors or officers of Nord Pacific. A securityholder submitting a form of proxy has the right to appoint a person (who need not be a securityholder) other than any person designated in the forms of proxy furnished by Nord Pacific to attend and act for them and on their behalf at the Nord Pacific Meeting at which they are entitled to vote. To exercise this right, the securityholder must insert the name of the desired representative in the blank space provided in the form of proxy or may submit another appropriate form of proxy.

The forms of proxy furnished by Nord Pacific, where the securityholder specifies a choice with respect to the resolutions to be voted upon at the Nord Pacific Meeting will be voted on or withheld from voting on any ballot in accordance with the instructions contained therein. Where no choice is specified, the form of proxy will be voted “FOR” each of the resolutions to be voted upon in respect of the matters set forth in the Notice of Meeting. The persons appointed under the forms of proxy furnished by Nord Pacific are conferred discretionary authority with respect to amendments to those matters specified in the forms of proxy or other matters which may properly come before the Nord Pacific Meeting. At the time of the printing of this Joint Circular, the management of Nord Pacific knows of no such amendment or other matter except as disclosed in this Joint Circular. If any matters which are not now known should properly come before the Nord Pacific Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

A form of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Nord Pacific Meeting, at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the securityholder or the securityholder’s attorney, authorized in writing, or if the securityholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited with the Corporate Secretary of Nord Pacific at the registered office of Nord Pacific no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Nord Pacific Meeting or, if such meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened, or with the Chairman of the meeting immediately prior to such meeting, or any reconvened meeting, and upon either of such deposits the proxy is revoked or any other manner permitted by law.

All properly executed forms of proxy of Nord Pacific Shareholders and Nord Pacific Optionholders must be received by the American Stock Transfer & Trust Co. using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to American Stock Transfer & Trust Co. at 59 Maiden Lane, Plaza Level, New York,

NY 10038 Attention: Paula Caroppoli, on or before noon (New York time) on September 9, 2004, or if the Nord Pacific Meeting is adjourned, by noon(New York time) on the second business day prior to the date on which the Nord Pacific Meeting is reconvened

The form of proxy must be signed by the securityholder or the securityholder’s attorney authorized in writing. If such securityholder is a corporation, the form of proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, or trustees should so indicate and must provide a true copy of the document establishing their authority. A partnership should sign in the partnership name by an authorized person(s).

Voting of Registered Holders of Nord Pacific Shares with respect to the Election of Directors

Each Nord Pacific Shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the Nord Shares held by them multiplied by the number of directors to be elected, and such Nord Pacific Shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.

Voting of Registered Holders of Allied Gold Shares

An Allied Shareholder entitled to attend and vote at the Allied Gold Meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the shareholder’s voting rights. If the Allied Gold Shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

A duly appointed proxy need not be a member of Allied Gold. In the case of joint holders, all must sign.

Corporate Shareholders should comply with the execution requirements set out on the Allied Gold proxy form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

•	two directors of the company;

•	a director and a company secretary of the company; or

•	for a proprietary company that has a sole director who is also the sole company secretary – that director.

For Allied Gold to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) of the Corporations Act as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

Completion of an Allied Gold proxy form will not prevent individual Allied Gold Shareholders from attending the Allied Gold Meeting in person if they wish. Where an Allied Gold Shareholder completes and lodges a valid proxy form and attends the Allied Gold Meeting in person, then the proxy’s authority to speak and vote for that Allied Gold Shareholder is suspended while the Allied Gold Shareholder is present at the Allied Gold Meeting.

Where an Allied Gold proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as the proxy form.

All properly executed forms of proxy of Allied Gold Shareholders must be received by Allied Gold at P.O. Box 235 Welshpool DC, Western Australia 6986 or by fax to +61 8 9353 4894 so that it is received by 10:30 a.m. (WST time) on September 15, 2004.

Advice to Beneficial Owners of Nord Pacific Shares or Allied Gold Shares

The information set forth in this Section is of significant importance to many Nord Pacific Shareholders and Allied Gold Shareholders, as a substantial number of such shareholders do not hold shares in their own name. Shareholders who hold Nord Pacific Shares or Allied Gold Shares through their brokers, intermediaries, trustees or other persons or who otherwise do not hold their Nord Pacific Shares or Allied Gold Shares in their own name (referred to in this Section as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Nord Pacific or Allied Gold, as the case may be, may be recognized and acted upon at the Nord Pacific Meeting and Allied Gold Meeting, respectively. If Nord Pacific Shares or Allied Gold Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder’s name on the records of Nord Pacific or Allied Gold, as the case may be. Such shares will more likely be registered under the names of the broker or an agent of that broker. In the United States, shares are often registered under the name of CEDE & Co. (the registration name for The Depositary Trust Company), which acts as nominee for many U.S. brokerage firms. Shares held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers, agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Nord Pacific Shares or Allied Gold Shares are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders to ensure that their Nord Pacific Shares or Allied Gold Shares, as applicable, are voted at the appropriate meeting. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers in the U.S. now delegate responsibility for obtaining instructions from clients to ADP Investor Communications in Canada and ADP Proxy Services in the US or other third party investor communications companies (collectively, “Communications Companies”). These Communication Companies typically supply a voting instruction form, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the forms or follow specified telephone or internet voting procedures. These companies then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the particular securityholder meeting. A Beneficial Shareholder receiving a voting instruction form from a Communications Company cannot use that form to vote Nord Pacific Shares or Allied Gold Shares directly at the respective meeting. The voting instruction forms must be returned to such company, or the telephone or internet procedures must be completed, well in advance of the respective meeting in order to have such shares voted.

Although Beneficial Shareholders may not be recognized directly at the appropriate meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend at the appropriate meeting as proxyholder for the registered shareholder and vote the Nord Pacific Shares or Allied Gold Shares, as the case may be, in that capacity. Beneficial Shareholders who wish to attend at the appropriate meeting and indirectly vote their Nord Pacific Shares or Allied Gold Shares, as the case may be, as proxyholder for the registered shareholder, should follow the instructions provided by such broker (or broker’s agent), well in advance of the appropriate meeting.

Nord Pacific Voting and Record Date

Each Nord Pacific Securityholder of record at the close of business on July 29, 2004 will be entitled to receive notice of the Nord Pacific Meeting. Each such securityholder will be entitled to vote at the Nord Pacific Meeting, in accordance with the provisions set out below, unless such securityholder transfers the ownership of any of the Nord Pacific Shares held by that securityholder after the Nord Pacific Record Date and the transferee of those shares establishes that such transferee owns the shares and demands to Nord Pacific’s transfer agent at the address referred to in this Joint Circular, not later than 10 days before the Nord Pacific Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Nord Pacific Meeting.

Allied Gold Voting and Record Date

Each Allied Gold Shareholder of record at on August 13, 2004 will be entitled to receive notice of the Allied Gold Meeting. Each such shareholder will be entitled to vote at the Allied Gold Meeting.

The Nord Pacific Meeting

The Nord Pacific Meeting will be held and conducted in accordance with the Interim Order, the NBBCA and the by-laws of Nord Pacific, as applicable. Nord Pacific proxies will be counted and tabulated by the American Stock Transfer & Trust Co. in such a manner as to preserve the confidentiality of individual securityholder votes, except: (a) as necessary to meet the applicable legal requirements or to confirm the voting of particular securityholders or groups thereof to the Court; (b) in the event of a proxy contest; or (c) in the event such securityholder has made a written comment on the form of proxy.

There were 37,172,344 Nord Pacific Shares outstanding as at July 31, 2004. With respect to voting on the resolutions at the Nord Pacific Meeting or on other matters properly coming before the Nord Pacific Meeting, each Nord Pacific Shareholder is entitled to one vote for each Nord Pacific Share held and each Nord Pacific Optionholder is entitled to one vote for each Nord Pacific Share which he or she could receive upon valid exercise of his or her Nord Pacific Options. Management of Nord Pacific is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Nord Pacific Shares, other than Allied Gold, which held 16,433,650 Nord Pacific Shares and Mark R. Welch who held 4,412,800 Nord Pacific Shares representing 41.1% and 11.8%, respectively, of the outstanding Nord Pacific Shares, as at July 31, 2004.

The Allied Gold Meeting

The Allied Gold Meeting will be held and conducted in accordance with the Corporations Act and the constitution of Allied Gold. Allied Gold proxies will be counted by Computershare Investor Services Pty. Ltd. in such a manner as to preserve the confidentiality of individual securityholder votes, except: (a) as necessary to meet the applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event such securityholder has made a written comment on the form of proxy.

There were 32,775,000 Allied Gold Shares on issue as at July 31, 2004.

With respect to voting on the resolutions at the Allied Gold Meeting or on other matters properly coming before the Allied Gold Meeting, each Allied Gold Shareholder is entitled to one vote for each Allied Gold Share held. Management of Allied Gold is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Allied Gold Shares, other than Mineral Commodities which held 5,697,150 Allied Gold Shares, representing 17.38% of the outstanding Allied Gold Shares, as at July 31, 2004.

Allied Gold Shareholders should note that certain voting exclusions apply to the Allied Gold Resolutions. The voting exclusions are contained in the Allied Gold Notice of Meeting.

PART VI OTHER BUSINESS AT THE NORD PACIFIC MEETING

This Joint Circular also contains the information relating to the election of directors of Nord Pacific.

Election of Directors

At the Nord Pacific Meeting, the Nord Pacific Shareholders will be asked to elect the persons listed in the following table as directors of Nord Pacific. It is desirable to elect a new Board of Directors of Nord Pacific to manage the business and affairs of Nord Pacific after the Arrangement becomes effective and in the event that the Arrangement does not proceed for any reason.

The Articles of Nord Pacific currently provide that the Nord Pacific Board of Directors shall consist of such number, not less than 2 nor more than 20, as may be determined from time to time by the Nord Pacific Board of Directors. The persons listed in the following table will be nominated at the Nord Pacific Meeting. To be elected, the directors to be nominated at the Nord Pacific Meeting must be approved by holders of more than 50% of the Nord Pacific Shares represented in person or by proxy at the Nord Pacific Meeting that vote on a resolution electing such directors. Each director elected will hold office until the close of the next annual meeting of shareholders, until his successor is duly elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of the persons named in the following table as directors of Nord Pacific. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Nord Pacific Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

The following table includes information about each of the nominees for election as a director, including the number of Nord Pacific Shares beneficially owned, directly or indirectly, or over which control or direction is exercised.

Name, Principal Occupation and Municipal Address	Position(s) Held with Nord Pacific	Director Since	Nord Pacific Shares Owned and Controlled
Greg H. Steemson (1)	Chairman and Director	February 10, 2004	Nil
Perth, Western Australia
Chairman, Nord Pacific

Jeffrey J. Moore(1)	None	Nominee	Nil
Perth, Western Australia

Mark R. Welch(1)	President and Chief	September 14, 2001	4,472,800
Albuquerque, New Mexico	Executive Officer of
President and Chief Executive	Director
Officer, Nord Pacific

Notes: (1)	Member of the Audit Committee. Nord Pacific does not have an Executive Committee.
(2)	As a group, the current directors of Nord Pacific beneficially owned, directly or indirectly, and controlled approximately 13% of the outstanding shares of Nord Pacific as at July 31, 2004.

PART VII ADDITIONAL INFORMATION FOR ALLIED GOLD SHAREHOLDERS

Certain information is required to be disclosed to the Allied Gold Shareholders in accordance with the Corporations Act and the ASX Listing Rules. The following should be read in conjunction with the information contained throughout the remainder of this Joint Circular.

Resolution 1 – Merger with Nord Pacific

Pursuant to Resolution 1, approval is sought from the Allied Gold Shareholders for the issue of 22,170,176 Allied Gold Shares to the Nord Pacific Shareholders in consideration for the acquisition of all the issued capital of Nord Pacific.

ASX Listing Rule 7.1

ASX Listing Rule 7.1 requires that a company obtain shareholder approval prior to the issue of securities representing more than 15% of the issued capital of the company.

Pursuant to the Arrangement Agreement, Allied Gold will be issuing greater than 15% of its issued capital. Accordingly, approval is sought from the Allied Gold Shareholders for Allied Gold to issue 22,170,176 Allied Gold Shares to the Nord Pacific Shareholders in accordance with the Arrangement Agreement and as otherwise on the terms set out throughout this Joint Circular.

ASX Listing Rule 7.3 requires that the following information be provided to the Allied Gold Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a)	Allied Gold will issue a maximum number of 22,170,176 Allied Gold Shares at a deemed issue price of AUS$0.20 per Allied Gold Share;

(b)	the Allied Gold Shares will be issued no later than 3 months after the date of the Allied Gold Meeting (or such later date approved by ASX);

(c)	the Allied Gold Shares issued will rank equally with the existing Allied Gold Shares on issue. It is intended that the allotment of the Allied Gold Shares will occur on one date;

(d)	the Allied Gold Shares will be allotted and issued to the Nord Pacific Shareholders or the Escrow Agent on the Effective Date as set out elsewhere in this Joint Circular; and

(e)	no funds will be raised from the issue. The Allied Gold Shares are being issued in consideration for the acquisition by Allied Gold of all the issued capital in Nord Pacific.

Resolution 2 – Allotment and Issue of Shares

Pursuant to the Arrangement Agreement, Allied Gold will also issue up to 1,400,000 Allied Gold Shares to Nord Resources in exchange for a liability of AUS$280,000 owed by Nord Pacific to Nord Resources.

ASX Listing Rule 7.3 requires that the following information be provided to the Allied Gold Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a)	Allied Gold will issue a maximum number of 1,400,000 Allied Gold Shares (at a deemed issue price of AUS$0.20 each);

(b)	the Shares will be issued no later than 3 months after the date of this Meeting (or such later date approved by ASX);

(c)	the Allied Gold Shares issued will rank equally with the existing Allied Gold Shares on issue. It is intended that the allotment of the Allied Gold Shares will occur on one date;

(d)	the Allied Gold Shares will be allotted and issued to Nord Resources (or its nominee); and

(e)	no funds will be raised from the issue. The Allied Gold Shares are being issued in exchange for the acquisition of the liability of AUS$280,000 owed by Nord Pacific to Nord Resources. Pursuant to the terms of the Arrangement Agreement, Allied Gold has agreed to acquire the indebtedness from Nord Resources.

Resolution 3 – Ratification of Issue of Shares

During July, 2004 Allied Gold issued 4,275,000 Allied Gold Shares at an issue price of AUS$0.20 cents per Allied Gold Share to raise AUS$855,000 pursuant to a prospectus (the “Placement”).

ASX Listing Rule 7.1 requires that a listed company obtain shareholder approval prior to the issue of securities representing more than 15% of the issued capital of that company in any 12 month period. ASX Listing Rule 7.4.2 sets out an exception to ASX Listing Rule 7.1. This rule provides that where a company in general meeting ratifies the previous issue of securities made without approval under ASX Listing Rule 7.1, those securities shall be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

Shareholder ratification for the Placement is now sought pursuant to ASX Listing Rule 7.4 to reinstate Allied Gold’s capacity to issue up to 15% of its issued capital, if required, in the next 12 months without shareholder approval.

Outlined below is the information required to be provided to Allied Gold Shareholders for the purpose of obtaining shareholder approval pursuant to ASX Listing Rule 7.4 for the Placement:

(f)	4,275,000 Allied Gold Shares were issued at an issue price of AUS$0.20 each;

(g)	the Allied Gold Shares were allotted and issued on July 6, 2004;

(h)	the allottees of the Allied Gold Shares were those parties set out in the list below;

(i)	the Allied Gold Shares issued pursuant to the Placement rank pari passu with the existing Allied Gold Shares on issue; and

(j)	the funds raised from the Placement will be used for working capital.

Details of the allotment including the number of Allied Gold Shares issued and, subject to the passing of Resolution 4, number of options of Allied Gold to be granted are as follows:

Name	Number of Shares	Number of Options

Adam James Lienert {Trading A/C}	100,000	33,333
Andrew John Worland	50,000	16,667
Anthony Casey Wilson	100,000	33,333
Beverley Marilyn Bosch	75,000	25,000
Camanda Super Fund A/C	125,000	41,667
Carolyn Margaret Caruso	50,000	16,667
Christopher Victor Caruso	100,000	33,333
Clodene Pty Ltd	350,000	116,667
Cyril Alan Ryman	300,000	100,000
David Phillip Whitehead	100,000	33,333
Dr Alistair Rowland Brown {Hipiki Staff Fund A/C}	100,000	33,333
Fortis Clearing Nominees Pty Ltd	150,000	50,000
Jindabyne Pty Ltd {H W Daly Family A/C}	150,000	50,000

Name	Number of Shares	Number of Options

Jonine Maree Jancey	100,000	33,333
Jonothan Charles Downes	250,000	83,333
Kathryn Yule	275,000	91,667
Margaret Anne Downes	200,000	66,667
Mark Stephen Ghirardello	150,000	50,000
Melsim Pty Ltd {Super fund A/C}	200,000	66,667
Mervyn and Shirley Bassett	50,000	16,667
Michael Kipling Mazalevskis {Miematt Family A/C}	100,000	33,333
Mr John Wellesley Ashworth	100,000	33,333
Narelle Elizabeth Conick	100,000	33,333
Reichard Grant Manners Hill {RGM Hill Account}	75,000	25,000
Rex William Adams	50,000	16,667
Robert Cameron Galbraith	50,000	16,667
Toltec Holdings Pty Ltd	150,000	50,000
Wolf G Martinick	675,000	225,000

	4,275,000	1,425,000

Resolution 4 – Grant of Options

Pursuant to Resolution 4, approval is sought from the Allied Gold Shareholders for the grant of 1,425,000 options each to acquire a fully paid ordinary share in the capital of Allied Gold exercisable at AUS$0.20 each on or before June 30, 2007. The options the subject of this resolution are being issued as a one for three (1:3) free attaching option to each Allied Gold Share issued under the Placement.

ASX Listing Rule 7.3 requires that the following information be provided to the Allied Gold Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a)	Allied Gold will grant a maximum number of 1,425,000 options;

(b)	the options will be issued no later than 3 months after the date of this Meeting (or such later date approved by ASX);

(c)	the options will be granted on the terms and conditions set out below;

(d)	the allottees are the subscribers to the Placement (refer to Resolution 3); and

(e)	there will be no funds raised from the grant of the options as they will be free attaching to the Placement of Allied Gold Shares the subject of Resolution 3.

The terms and conditions of the options are as follows:

(a)	each option entitles the holder to one Allied Share;

(b)	the options are exercisable at any time on or prior to 5.00 p.m. (Western Standard Time) on June 30, 2007 (the “Expiry Date”) by completing an option exercise form and delivering it together with the payment for the number of Allied Shares in respect of which the options are exercised to the registered office of Allied Gold;

(c)	the option exercise price is AUS$0.20 per option;

(d)	an option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the option can be exercised;

(e)	subject to the Corporations Act, the Listing Rules and Allied Gold’s constitution, the options are freely transferable;

(f)	all shares issued upon exercise of the options will rank pari passu in all respects with Allied Gold’s then issued shares. Allied Gold will apply for quotation of the options and all Allied Gold Shares issued upon exercise of the options on ASX;

(g)	there are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Allied Gold Shareholders during the currency of the options. However, Allied Gold will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue; and

(h)	if at any time the issued capital of Allied Gold is reconstructed, all rights of an option holder are to be changed in a manner consistent with the Corporations Act and the Listing Rules.

Resolution 5 – Re-election of a Director

Clause 13.4 of the Constitution of Allied Gold requires that a director filling a casual vacancy or appointed as an addition to the Board, holds office only until the next following general meeting. At the next general meeting, the relevant director is eligible for re-election.

Mr. Jeffrey Moore, having been appointed to the Board on February 10, 2004, is eligible and offers himself for re-election.

Mr. Moore has more than 20 years in exploration and mining industry experience for Australian public listed companies since graduating as a geologist in Western Australia.

During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities including gold, diamonds, base metals, industrial minerals and lightweight metals.

Mr. Moore has participated in the discovery and development of several resource projects in Australia, notably the Red October Gold Mine in Western Australia and during the past 8 years has identified and explored precious metals and diamond projects in South America, Africa and South East Asia.

PART VIII OTHER INFORMATION

Legal Matters

Holland & Hart LLP, U.S. legal counsel to Nord Pacific has advised Nord Pacific with respect to certain legal matters in accordance with the Arrangement.

Clark Drummie, New Brunswick, Canada, legal counsel to Nord Pacific, has advised Nord Pacific with respect to certain legal matters in New Brunswick in connection with the Arrangement.

Steinepreis Paganin, Lawyers and Consultants, Australian legal counsel for Allied Gold, has advised Allied Gold with respect to certain legal matters in connection with the Arrangement.

Macleod Dixon LLP, Canadian legal counsel to Allied Gold, has advised Allied Gold with respect to certain legal matters in connection with the Arrangement including with respect to certain Canadian tax considerations.

Dorsey & Whitney LLP, U.S. legal counsel to Allied Gold, has advised Allied Gold with respect to certain legal matters in connection with the Arrangement including with respect to certain U.S. tax considerations.

Patterson Palmer, New Brunswick, Canada, legal counsel to Allied Gold, has advised Allied Gold with respect to certain legal matters in New Brunswick in connection with the Arrangement.

As at August 13, 2004, partners and associates of each of Holland & Hart LLP, Clark Drummie, Steinepreis Paganin, Macleod Dixon LLP, Dorsey & Whitney LLP and Patterson Palmer owned beneficially, directly or indirectly, less than 1% of the outstanding Nord Pacific Shares and less than 1% of the outstanding Allied Gold Shares.

Experts

The U.S. GAAP consolidated financial statements of Nord Pacific included in this Joint Circular as at and for the years ended December 31, 2003 and December 31, 2002 have been audited by Stark Winter Schenkein & Co., as indicated in their report with respect thereto and are included in this Joint Circular in reliance upon the authority of Stark Winter Schenkein & Co. as experts in giving such report.

The Canadian GAAP consolidated financial statements of Nord Pacific included in this Joint Circular as at and for the years ended December 31, 2003 and December 31, 2002 have been audited by Clark Henning LLP as indicated in their report with respect thereto and are included in this Joint Circular in reliance upon the authority of Clark Henning LLP as experts in giving such report.

The feasibility study described in the 10-KSB of Nord Pacific attached hereto as Schedule E was prepared by Lycopodium Pty. Ltd., an independent engineering consultant located in Australia.

The consolidated financial statements of Allied Gold as at June 30, 2003 included in this Joint Circular have been audited by BDO Chartered Accountants and Advisers, as indicated in their report with respect thereto and are included in this Joint Circular in reliance upon the authority of BDO Chartered Accountants and Advisers as experts in giving such report.

The Independent Engineer’s Report contained in the Allied Gold Prospectus attached hereto as Schedule F was prepared by Como Engineers Pty. Ltd.

The Independent Geologist’s Report contained in the Allied Gold Prospectus attached hereto as Schedule F was prepared by Continental Resources Management Pty. Ltd.

As at August 13, 2004, the partners/principals of each of, Stark Winter Schenkein & Co., Lycopodium Pty. Ltd., BDO Chartered Accountants and Advisers, Como Engineers Pty. Ltd. and Continental Resources Management Pty.

Ltd. owned beneficially, directly or indirectly, less than 1% of the outstanding Nord Pacific Shares and less than 1% of the outstanding Allied Gold Shares.

Reliance

Nord Pacific has provided the information contained in this Joint Circular concerning Nord Pacific, its subsidiaries and the companies or partnerships in which it has equity investments. Allied Gold assumes no responsibility for the accuracy or completeness of information concerning Nord Pacific, nor for any omission on the part of Nord Pacific to disclose facts or events which may affect the accuracy of any such information.

Allied Gold has provided the information contained in this Joint Circular concerning Allied Gold, its subsidiaries and the companies or partnerships in which it has equity investments. Nord Pacific assumes no responsibility for the accuracy or completeness of information concerning Allied Gold, nor for any omission on the part of Allied Gold to disclose facts or events which may affect the accuracy of any such information.

NORD PACIFIC CERTIFICATE

The contents of this Joint Circular and the sending thereof to the Nord Pacific Securityholders has been approved by the Nord Pacific Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Albuquerque, New Mexico, this 13th day of August, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Mark R. Welch Director, President and Chief Executive Officer	(Signed) Lucile Lansing Director

ALLIED GOLD CERTIFICATE

The contents of this Joint Circular and the sending thereof to the Allied Gold Shareholders has been approved by the Allied Gold Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Perth, Western Australia, this 13th day of August, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Mark V. Caruso Chairman	(Signed) David A. Lymburn Director and Secretary

                                  SCHEDULE "A"
                      NORD PACIFIC ARRANGEMENT RESOLUTIONS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.   the  Arrangement  under Section 128 of the Business  Corporations  Act (New
     Brunswick)  (the "NBBCA") set forth in the Plan of  Arrangement,  a copy of which  is  attached  as  Schedule  1  to  the  Arrangement  Agreement  (the
     "Arrangement  Agreement")  dated  December  20, 2003  between  Nord Pacific
     Limited  and Allied  Gold  Limited,  as  amended  and  restated,  is hereby approved;

2.   the Plan of Arrangement,  with such amendments and variations  thereto made in  accordance  with the  terms of the  Arrangement  Agreement,  is  hereby confirmed, ratified and approved;

3.   notwithstanding   that  this   resolution  has  been  duly  passed  by  the
     shareholders and  optionholders of Nord Pacific or received approval of the
     Court of Queen's  Bench of New  Brunswick,  the board of  directors of Nord
     Pacific may, without further notice to, or approval of, the securityholders of Nord Pacific,  amend or terminate the Plan of Arrangement or revoke this resolution at any time prior the Arrangement becoming effective pursuant to the provisions of the NBBCA; and

4.   any one director or officer of Nord Pacific is hereby  authorized,  for and on behalf of Nord Pacific,  to execute and deliver  Articles of Arrangement and all other documents and instruments and take such other actions as they may determine to be necessary or desirable to implement this resolution and the matters authorized hereby,  including the transactions  contemplated in the Arrangement Agreement,  such determination to be conclusively evidenced by the execution and delivery of any such  documents or  instruments or the taking of any such actions.

                                      A-1

                                  SCHEDULE "B"
                                  INTERIM ORDER

                                                                       S/M/80/04
IN THE COURT OF QUEEN'S BENCH OF NEW BRUNSWICK
TRIAL DIVISION

JUDICIAL DISTRICT OF SAINT JOHN

                                             IN THE MATTER OF SECTION 128 OF THE
                                             BUSINESS CORPORATIONS ACT, S.N.B.
                                             1981, c. B-9.1, AS AMENDED

                                             and

                                             IN THE MATTER OF A PROPOSED
                                             ARRANGEMENT INVOLVING NORD PACIFIC
                                             LIMITED, ITS SECURITYHOLDERS AND
                                             ALLIED GOLD LIMITED

                                  INTERIM ORDER

UPON reading the Notice of Motion of Nord Pacific Limited ("Nord Pacific"),  and
the Affidavit of Mark Welch, Chairman of Nord Pacific, sworn July 27, 2004 filed herein (the "Affidavit");

UPON the Director (the "Director")  under the Business  Corporations Act, S.N.B.
1981, c. B-9.1,  as amended (the "NBBCA") having been served with notice of this
Application as required by subsection 128(5) of the NBBCA;

AND  UPON   hearing   Frederick   A.   Welsford   of  Clark   Drummie   and  Tad
Gruchalla-Wesierski of Macleod Dixon LLP for Nord Pacific;

FOR THE PURPOSES OF THIS ORDER the "Arrangement" is the Arrangement  proposed by
Nord  Pacific and Allied Gold  Limited  ("Allied  Gold"),  as  described  in the
Affidavit and in the form attached as Schedule 1 to the  Arrangement  Agreement, which Arrangement Agreement is Exhibit "A" to the Affidavit.

IT IS HEREBY ORDERED AND DIRECTED THAT:

Nord Pacific shall call a special  meeting (the "Nord  Pacific  Meeting") of the holders of its issued and  outstanding  common  shares  (the "Nord  Pacific
     Shares") and options to purchase common shares (the "Nord Pacific Options")
     to consider and, if deemed advisable,  pass special  resolutions (the "Nord
     Pacific Arrangement  Resolutions")  approving the Arrangement under Section
     128 of the NBBCA in respect of Nord Pacific and the holders of Nord Pacific
     Shares  (the "Nord  Pacific  Shareholders")  and  holders  of Nord  Pacific
     Options (the "Nord Pacific Optionholders"), and involving Allied Gold.

The  Nord Pacific Meeting shall be called, held and conducted in accordance with the NBBCA and the articles and the by-laws of Nord Pacific, subject to what is provided hereafter.

Nord Pacific  shall  mail the  Notice of  Special  Meeting,  Notice of  Proposed
     Application  and Joint  Circular,  in  substantially  the form contained in
     Exhibit "B" to the Affidavit,  with such amendments  thereto as counsel for
     Nord Pacific may advise are  necessary  or  desirable,  provided  that such amendments are not  inconsistent  with the terms of this Order, to the Nord
     Pacific  Shareholders  and Nord Pacific  Optionholders  (collectively,  the
     "Nord  Pacific  Securityholders")  of record as at the close of business on
     July 29, 2004, to the  directors  and auditors of Nord Pacific,  and to the
     Director,  by mailing  the same by prepaid  ordinary  mail at least 21 days prior to the date of the Nord Pacific  Meeting.  In calculating  the 21 day period, the date of mailing

                                      B-1

     shall  be  included  and the  date of the  Nord  Pacific  Meeting  shall be excluded.  Such mailing shall  constitute  good and  sufficient  service of notice of this  Application,  the Nord  Pacific  Meeting and the hearing in respect of the  Application  and no other  form of service  need be made or other material served on such persons.

The  accidental  omission to give  notice of the Nord  Pacific  Meeting,  or the non-receipt  of such  notice  by one or more of the  persons  specified  in paragraphs 3 and 6 hereof,  shall not invalidate  any resolution  passed or proceedings taken at the Nord Pacific Meeting unless otherwise ordered.

For purposes of the Nord Pacific Meeting:

     the  securities  of Nord Pacific for which the holders shall be entitled to vote at the Nord Pacific Meeting,  either in person or by proxy, shall be the Nord Pacific Shares and the Nord Pacific Options;

     the  Nord Pacific Shareholders and Nord Pacific  Optionholders shall be the only persons  entitled to vote on the  Arrangement and they shall vote
          together,   and  not  as  separate  classes,  with  the  Nord  Pacific
          Shareholders  being  entitled to one vote for each Nord Pacific  Share held and the Nord Pacific Optionholders being entitled to one vote for each Nord Pacific Share issuable  pursuant to each Nord Pacific Option held; and

     the  requisite  majority  for the approval of the  Arrangement  by the Nord
          Pacific   Shareholders  and  Nord  Pacific   Optionholders   shall  be
          two-thirds   of  the   aggregate   votes  cast  by  the  Nord  Pacific
          Shareholders and Nord Pacific Optionholders  attending in person or by proxy at the Nord Pacific Meeting,  voting together as a single class, in respect of the Nord Pacific Arrangement Resolutions.

The  only persons  entitled to notice of the Nord Pacific  Meeting  shall be the registered  holders of Nord Pacific Shares and Nord Pacific Options as they may appear on the  records of Nord  Pacific as at the close of  business on the 29th day of July, 2004, the directors and auditors of Nord Pacific, the
     Director and Nord Resources  Corporation.  The only persons  entitled to be represented and to vote at the Nord Pacific Meeting, either in person or by proxy,  shall be such  registered  holders of Nord Pacific  Shares and Nord
     Pacific  Options,  subject to the by-laws of Nord Pacific and section 90 of the NBBCA with respect to transferees of such shares after that date.

Upon approval of the  Arrangement at the Nord Pacific  Meeting in the manner set forth in this Order, Nord Pacific may appear before this Court for approval of the Arrangement,  which Application shall be heard before the Honourable
     Justice McLellan,  or such other Justice as may preside,  at the Provincial
     Building,  4th Floor, 110 Charlotte Street,  Saint John, New Brunswick,  on
     September  20, 2004 at  1:30p.m.  or so soon  thereafter  as counsel may be heard.

The  registered  holders of Nord Pacific  Shares and Nord  Pacific  Options are,
     subject to the provisions hereof and the terms of the Arrangement, accorded the right of dissent  under  Section  131 of the NBBCA with  respect to the
     Nord Pacific Arrangement  Resolutions.  In order to exercise such rights of dissent,  the Nord Pacific  Shareholder or Nord Pacific  Optionholder  must strictly  comply with Section 131 of the NBBCA.  The fair value of the Nord
     Pacific Shares or Nord Pacific  Options shall be determined as of the close of  business  on  the  last  business  day  before  the  day on  which  the
     Arrangement is approved by the Nord Pacific Securityholders.

Nord Pacific  Securityholders  who have  voted  in  favour  of the Nord  Pacific
     Arrangement Resolution shall not be accorded a right of dissent. Subject to further  order of this  Court,  the rights  available  to the Nord  Pacific
     Securityholders  under the NBBCA and the  Arrangement  to dissent from such resolution shall  constitute full and sufficient  rights of dissent for the
     Nord Pacific  Securityholders  with respect to the Nord Pacific Arrangement
     Resolutions.

Notice to the Nord  Pacific  Securityholders  of their  right  of  dissent  with respect to the Nord Pacific Arrangement Resolutions and to receive, subject to the provisions of the NBBCA and the Arrangement, the fair value of

                                      B-2

     their Nord  Pacific  Shares or Nord  Pacific  Options,  as the case may be, shall be good and sufficiently given by including  information with respect thereto in the Joint Circular to be sent to Nord Pacific Securityholders in accordance with paragraph 3 of this Order.

The  mailing of the Notice of Special  Meeting,  Notice of Proposed  Arrangement
     and Joint Circular  referred to in paragraph 3 of this Order, in accordance with the  provisions  of this Order shall  constitute  good and  sufficient service in respect of this Application upon all persons who are entitled to receive  such notice and no other form of service need be made and no other material  need be served on such  persons in respect of these  proceedings, and service of the Notice of  Application  and all  supporting  affidavits, including the Affidavit,  is dispensed with,  except for service thereof on the Director.

Any  Nord Pacific  Securityholder and any other interested person may appear and
     make   representations   on  the   Application  for  the  approval  of  the
     Arrangement,  provided that such  securityholder  or person shall file with this Court and serve on Nord  Pacific,  by service  on its  counsel,  on or before  5:00p.m.  (Saint  John time) on  September  15,  2004,  a Notice of
     Appearance setting out the address for service in respect of such holder or person and  indicating  whether such  securityholder  or person  intends to support or oppose the Application or make submissions thereat together with any  evidence or materials  which are to be  presented to this Court,  such
     Notice of Appearance  to be effected by delivery,  at the address set forth below:

           Clark Drummie
           40 Wellington Row
           P.O. Box 6850, RPO Brunswick Square
           Saint John, New Brunswick E2L 4S3
           Attention: William C. Kean

If   the Application  for approval of the  Arrangement is adjourned,  only those securityholders or persons who have filed and served a Notice of Appearance in  accordance  with  paragraph  12 above need be served with notice of the adjourned date.

14.  Nord Pacific shall be entitled at any time to seek leave to vary this Order upon such terms and upon giving such notice as this Court may direct.

     Dated this 13th day of August, 2004.

                                           (Signed) H.H. McLellan
                                           H.H. McLellan                A Judge
                                           of the Court of Queen's Bench of
                                           New Brunswick

                                      B-3

                                  SCHEDULE "C"
                  ARRANGEMENT AGREEMENT AS AMENDED AND RESTATED

                              ARRANGEMENT AGREEMENT

                                     between

                               ALLIED GOLD LIMITED

                                     - and -

                              NORD PACIFIC LIMITED

                                December 20, 2003

                                 Execution Copy

                                  (continued)

                                                                            Page
Schedule 1

                  ARRANGEMENT AGREEMENT AS AMENDED AND RESTATED

     THIS AGREEMENT made as of the 20th day of December, 2003 as amended and restated the 1st day of June, 2004; the 28th day of June 2004 and the 12th day
                                 of August 2004.

BETWEEN:

               ALLIED GOLD LIMITED,  a corporation  continued  under the laws of
               Western Australia ("Allied")

                                     - and -

               NORD PACIFIC LIMITED,  a corporation  continued under the laws of
               New Brunswick ("Nord")

     WHEREAS Nord intends to propose to its securityholders an arrangement under
Section 128 of the Business  Corporations  Act (New  Brunswick) on the terms and conditions of the Plan of Arrangement annexed hereto as Schedule 1;

     AND WHEREAS the parties  hereto have entered into this Agreement to provide for the  matter  referred  to in the  foregoing  recital  and for other  matters relating to such arrangement;

     NOW  THEREFORE  THIS  AGREEMENT  WITNESSES  THAT  in  consideration  of the premises and the  respective  covenants and  agreements  herein  contained,  the parties hereto covenant and agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1  Definitions

     In this  Agreement,  unless  there is  something  in the subject  matter or context  inconsistent  therewith,  the following  terms shall have the following meanings:

     "Acquisition Proposal" has the meaning ascribed thereto in subsection 4.2;

     "Acquisition Transaction" has the meaning given thereto in Section 4.2;

     "Act" means the  Business  Corporations  Act,  S.N.B.  1981,  c. B-9.1,  as
     amended;

     "affiliate" has the meaning ascribed thereto in the Act;

     "Allied" means Allied Gold Limited, a corporation  continued under the laws of Western Australia;

     "Allied  Financial  Statements"  means the audited  consolidated  financial statements  of Allied for the year ended  December 31, 2003,  including the notes thereto;

     "Allied  Meeting" means the special meeting of the holders of Allied Shares
     (including any adjournment  thereof) to be held to consider and, if thought fit,  to approve  the  Arrangement  or any other  matter  required  for the implementation of the Arrangement;

     "Allied Shares" means common shares of Allied;

     "Allied Termination Event" has the meaning given thereto in Section 9.4;

     "Amended Transaction" has the meaning given thereto in Section 4.3;

     "Arrangement"  means an arrangement  under the provisions of Section 128 of the Act on the terms and conditions set forth in the Plan of Arrangement;

     "ASX" means the Australian Stock Exchange;

     "Australex"  means Nord Australex  Nominees  (PNG)  Limited,  a corporation organized  under the laws of Papua New Guinea,  and which is a wholly-owned subsidiary of Nord;

     "Australian  GAAP" means  generally  accepted  accounting  principles as in effect in Australia from time to time,  applied on a basis  consistent with that of prior periods;

     "Australian  Securities  Laws"  means  all  applicable  securities  laws in
     Australia and the respective regulations or rules made thereunder, together with applicable published policy statements,  orders, rulings,  notices and
     interpretation   notes  of  the  Australian   Securities  and   Investments
     Commission ("ASIC");

     "Board  Approval  Modification"  means  the  Board  of  Directors  of  Nord approving, recommending or voting in favor of an Acquisition Proposal other than that of Allied or  withdrawing  or  modifying  in a manner  adverse to
     Allied its approval, recommendation or support of the Arrangement;

     "business  day"  means a day other  than a  Saturday,  Sunday or a day when banks in Albuquerque, New Mexico generally are not open for business;

     "Canadian GAAP" means generally accepted accounting principles as in effect in Canada  from time to time,  applied on a basis  consistent  with that of prior periods;

     "Canadian Securities Laws" means all applicable  securities laws in each of the provinces of British Columbia,  Alberta,  Ontario and New Brunswick and
     the  respective  regulations  or  rules  made  thereunder,   together  with
     applicable  published  policy  statements,  orders,  rulings,  notices  and interpretation  notes  of the  securities  regulatory  authorities  in such province, including national instruments,  multi-jurisdictional instruments and policy statements of the Canadian Securities Administrators;

     "Cease Trade  Orders"  means the cease trade  orders  issued by the Alberta
     Securities   Commission  on  August  17,  2001;  by  the  British  Columbia
     Securities Commission on February 19, 2002; and by a temporary order issued by the Ontario  Securities  Commission  on July 23, 2001,  as extended by a further order dated August 3, 2001;

     "CMNP"  means  Compania  Minera Nord  Pacific De Mexico,  S.A.  de C.V.,  a
     corporation organized under the laws of Mexico;

     "Competition  Act" means the  Competition  Act,  R.S.C.  1985,  c. C-34, as amended;

     "Confidentiality Agreement" means the confidentiality agreement dated as of
     November 24, 2003 between Allied and Nord;

     "Court" means the Court of Queen's Bench of New Brunswick;

     "Credit  Agreement" means the Credit Facility  Agreement dated December 20,
     2003  between  Nord and Allied,  under  which  Allied has agreed to provide certain financing to Nord in exchange for convertible notes issued to it by
     Nord;

     "Dissenting  Securityholders"  means Nord Securityholders who exercise, and do not prior to the Effective  Date withdraw or otherwise  relinquish,  the right of dissent  available  to such  holders  in  respect  of the  special resolution to be placed before the Nord Securityholders at the Nord Meeting to approve the Arrangement;

     "Effective Date" means the date on which the Arrangement  becomes effective under the Act;

     "EL 609" means  Exploration  License 609 which covers  substantially all of the Tabar  Islands  other than  Simberi  Island as well as that  portion of
     Simberi Island not covered by ML 136, as more particularly described in the
     Nord Disclosure Letter;

     "Employment   Agreements"  mean  all  employment,   severance,   collective
     bargaining or similar agreements, policies or arrangements between Nord and the Nord Subsidiaries and their respective officers,  directors,  employees and consultants;

     "Encumbrance"   includes,   without  limitation,   any  mortgage,   pledge,
     assignment,  charge (fixed or floating),  lien, security interest, claim or trust,  or any royalty,  carried,  working,  participation,  net profits or other third party  interest and any agreement,  option,  right or privilege capable of becoming any of the foregoing;

     "Environmental Law" includes any principles of equity or common law and any federal, provincial, state, municipal or local laws, statutes,  ordinances,
     regulations,  rules,  permits,  approvals,   certificates,   registrations,
     by-laws,  guidelines,  orders,  directives,  judgments,  decisions or other instruments  having  the force of law which are  rendered  or issued by any
     Governmental  Authority having  jurisdiction,  including but not limited to
     any  judicial  or  administrative  order,  consent,   decree,  judgment  or
     directive,  that relates in any way to the protection of the environment or to the  health and safety of  persons  or  property  or product  liability, handling or transportation, and whether applying to or governing any actual
     or  threatened   presence,   release,   discharge,   escape,   manufacture,
     processing,  distribution,  use, treatment,  storage, disposal,  transport, recycling  or  handling  of  any  Hazardous  Material  or any  material  or substance capable of becoming a Hazardous Material when in combination with any other substance;

     "Facility Documents" means:

     (a)  the Credit Agreement,

     (b)  the Notes evidencing advances thereunder, and

     (c)  such other documents and certificates  which in the opinion of Allied, acting reasonably, are required to fully document or satisfy the terms and conditions contained in the Credit Agreement;

     "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or modified  by the highest  court to which an appeal may be applied for;

     "Financing" means the financing contemplated by the Credit Agreement;

     "Government" means the Government of Papua New Guinea;

     "Governmental   Authority"   includes  any  federal,   provincial,   state,
     municipal,   or  other  political   subdivision,   government   department,
     commission,  board, court, bureau,  agency,  arbitrator or instrumentality, domestic or foreign;

     "Hazardous  Material" means  pollutants,  contaminants,  dangerous goods or substances, toxic or hazardous chemicals,  substances,  materials or waste, petroleum  products  or  any  derivatives  or  by-products  thereof,  other hydrocarbons  or other  substances,  and any other  substance  or  material released into or present in the environment, where such release or presence is  prohibited,  controlled,  managed  or  regulated  in any  manner  under
     Environmental Law or by any Governmental  Authority  thereunder or pursuant thereto,  and whether or not any release of such  substance or material was permitted by Environmental Law applicable at the relevant time;

     "Hicor" means Hicor Corporation,  a corporation organized under the laws of
     Delaware;

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of
     the United States, as amended;

     "Interim  Order" means the order of the Court  providing  for,  among other things, the calling and holding of the Nord Meeting;

     "Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28
     (1st Supp.);

     "Joint Information  Circular" means the information  circular to be sent by
     Nord to Nord  Securityholders  in  connection  with the Nord Meeting and by
     Allied to the  holders  of  Allied  Shares in  connection  with the  Allied
     Meeting;

     "Joint  Venture"  means the  Simberi  Mining  Joint  Venture  and the Tabar
     Exploration Joint Venture;

     "Joint Venture  Agreements" means the agreement dated November 29, 2002, as amended by an agreement among such parties dated January 27, 2003, the Deed of Agreement among such parties (dated 28.01.2003 in the footer of the text thereof)  with respect to the Simberi  Mining Joint Venture and the Deed of
     Agreement  among such parties  (dated  28.01.2003 in the footer of the text thereof) with respect to the Tabar Exploration Joint Venture;

     "Joint Venture Partner" means each of Nord, SGC, Australex and PGM;

     "Lien"  means  any   mortgage,   pledge,   priority,   security   interest,
     encumbrance,   statutory  deemed  trust,   contractual  deposit  or  escrow
     arrangement, collateral account, lien (statutory or otherwise) or charge of any  kind  (including  any  agreement  to give  any of the  foregoing,  any conditional  sale or other  title  retention  agreement,  any  lease in the nature thereof including a sale-leaseback  and a capitalized  lease) or any other  type of  preferential  arrangement  for the  purpose,  or having the effect,  of  protecting a creditor  against loss or securing the payment or performance of an  obligation,  but excluding any right of set-off given in the ordinary course of the mining business;

     "Material  Adverse Effect" and "Material Adverse Change" mean, with respect to any  party,  an effect or  change,  respectively,  in each case which is materially  adverse  to  the  business,  financial  condition,  operations, property, condition (financial or otherwise) or prospects of such party and its subsidiaries, taken as a whole, or on the ability of a party to perform its obligations  under this Agreement,  the Credit Agreement or to complete this Arrangement;

     "ML 136" means the mining lease granted by the  Government  covering  2,560 hectares  on  Simberi  Island  in the  Province  of New  Ireland,  as  more particularly described in the Nord Disclosure Letter;

     "NANPL" means Nord Australex  Nominees Pty.  Ltd., a corporation  organized under the laws of Australia;

     "Nord" means Nord Pacific Limited,  a corporation  organized under the Act, and includes any successor corporation;

     "Nord 2003 Financial  Statements" means the audited consolidated  financial statements  of Nord for the year ended  December  31, 2003,  including  the notes thereto;

     "Nord Disclosure Letter" means the written disclosure letter dated the date of this  Agreement  provided  by  Nord  to  Allied  concurrently  with  the execution of this Agreement;

     "Nord Meeting" means the special meeting of Nord Securityholders (including any  adjournment  thereof) to be held to consider  and, if thought  fit, to approve the Arrangement;

     "Nord Optionholders" means the holders of Nord Options;

     "Nord  Options"  means the  options  to  purchase  Nord  Shares  issued and outstanding  or any  agreement to issue shares on the  occurrence of one or more  conditions  in  existence  under  the  Nord  Stock  Option  Plans  or otherwise;

     "Nord Prior Period  Financial  Statements"  means the audited  consolidated financial  statements  of Nord  for the  years  ended  December  31,  2002,
     December 31, 2001 and December 31, 2000 including the notes thereto;

     "Nord   Securityholders"   means  the  Nord   Shareholders   and  the  Nord
     Optionholders;

     "Nord Shareholders" means the registered holders of Nord Shares;

     "Nord Shares" means common shares of Nord;

     "Nord Stock Option Plans" means the stock option plans of Nord as set forth in the Disclosure Letter;

     "Nord Subsidiaries" means, collectively, SGC, Australex, NANPL, NRPPL, CMNP and Hicor;

     "NRC" means Nord Resources  Corporation,  a corporation  incorporated under the laws of Delaware and a holder of  3,697,561  Nord Shares as of December
     15, 2003;

     "NRPPL" means Nord Resources  (Pacific) Pty. Ltd., a corporation  organized under the laws of Australia;

     "Permitted Encumbrances" means:

     (a)  Liens in any  judicial  proceedings  filed  against Nord or any of the
          Nord  Subsidiaries  in respect of which  final  judgment  has not been rendered  and  which  Nord or any of the  Nord  Subsidiaries  shall be contesting  in  good  faith  if and  for  so  long  as  (i) a stay  of enforcement  of such Lien (if  enforceable  by seizure,  sale or other remedy against any  property),  as the case may be, shall be in effect and (ii) in respect  of all such Liens  which are in excess of $50,000 in the  aggregate,  an  amount in cash (or cash  equivalent  security)
          sufficient  to obtain a discharge  thereof  shall have been  deposited with a court of competent jurisdiction;

     (b)  Liens  incurred or created in the ordinary  course of business of Nord or any of the Nord  Subsidiaries and in accordance with sound industry practice and incidental to

          construction  or  operations  which  have not at such time been  filed pursuant to law or which relate to obligations not due or delinquent;

     (c)  Liens  incurred or created in the  ordinary  course of business and in accordance  with  sound  industry  practice  in  respect of any of the assets of Nord or any of the Nord  Subsidiaries  as security in favour of any other person who is conducting the exploration,  development or operation of the property to which such Liens relate for Nord's or any of the Nord  Subsidiaries'  portion of the costs and  expenses of such exploration, development or operation which have not at such time been filed  pursuant  to law or  which  relate  to  obligations  not due or delinquent;

     (d)  Liens given to a public utility or any municipality or governmental or other  authority when required by such public utility or  municipality or other authority in connection with the operations of Nord or any of the Nord  Subsidiaries,  and which  relate to  obligations  not due or delinquent;

     (e)  Liens  securing   assessments   under  workers'   compensation   laws,
          unemployment  insurance or similar social security  legislation  which are not due or delinquent;

     (f)  Liens for penalties  arising under ordinary  course  non-participation provisions  of operating  agreements  in respect of Nord or any of the
          Nord Subsidiaries  mining properties (and related  tangibles) which do not, individually or in the aggregate, materially detract from the use or value of the property subject thereto;

     (g)  undetermined  or  inchoate  Liens  incidental  to  operations  in  the ordinary  course of business which have not been filed pursuant to law against  title to such  properties  or  assets  and  which  relate  to obligations not due or delinquent; and

     (h)  any security  granted under the terms of the Joint Venture  Agreements by Nord, SGC or Australex to PGM or to lenders to the Joint Venture;

     "person" includes any individual, partnership, firm, trust, body corporate, government,  governmental body, agency or  instrumentality,  unincorporated body or association;

     "PGM" means PGM Ventures  Corporation,  a corporation  organized  under the
     Act;

     "Plan of  Arrangement"  means the plan of arrangement set out as Schedule 1 hereto and any amendment thereto made in accordance with Section 8.1;

     "Proposed Agreement" has the meaning given thereto in Section 4.3;

     "Registrar"  means the  Director of  Corporations  or a Deputy  Director of
     Corporations  for the Province of New Brunswick,  duly appointed  under the
     Act;

     "Representative"  means, with respect to a person, that person's directors, officers,  employees,  financial or professional advisors,  accountants and all other authorized representatives of such person or a subsidiary of such person, and legal counsel and advisors to any of the foregoing;

     "SEC" means the United States Securities and Exchange Commission;

     "Security Interest" means a mortgage,  pledge,  deposit by way of security, charge,  hypothec,  assignment by way of security,  security interest, lien
     (whether statutory, equitable or at common law), title retention agreement, possessory lien,  lease with option or requirement to purchase,  a right of off-set (if created for the purpose of directly or indirectly  securing the repayment  of debt),  the rights of a lender or  purchaser  under a prepaid obligation,  the  agreement  to give any of the

     foregoing,  and any other interest in property or assets, howsoever created or arising, that secures payment or performance of an obligation (including a lease  without  option to purchase if the economic  effect  thereof is to secure an obligation  other than reasonable rent for the current use of the leased  property,  and a trust, a statutory deemed trust and statutory lien or charge);

     "SGC" means Simberi Gold Company Limited, a corporation organized under the laws of Papua New Guinea and which is a wholly-owned subsidiary of Nord;

     "Simberi Mining Joint Venture" means the Simberi Mining Joint Venture among
     Nord, SGC, Australex and PGM pursuant to the Joint Venture Agreements;

     "subsidiary"  has the meaning ascribed thereto in the Act and, with respect to Nord, includes the Nord Subsidiaries;

     "Superior Transaction" has the meaning given thereto in Section 4.3;

     "Tabar Exploration Joint Venture" means the exploration joint venture among
     Nord, SGC, Australex and PGM pursuant to the Joint Venture Agreements;

     "Termination Amount" means an amount equal to the sum of:

     (a)  Allied's   actual  out  of  pocket   expenses   (including   fees  and
          disbursements  of legal  counsel)  incurred  in  connection  with this
          Agreement, the Arrangement, and the transactions contemplated thereby;

     (b)  if requested by Allied, all amounts  (including  principal and accrued but unpaid interest) due and owing under the Credit Agreement; and

     (c)  $240,000.00;

     "U.S.  Exchange  Act" means the United  States  Securities  Exchange Act of
     1934, as amended;

     "U.S. GAAP" means generally accepted accounting  principles as in effect in the United States from time to time applied on a basis consistent with that of prior periods;

     "U.S.  Securities  Act" means the United States  Securities Act of 1933, as amended;

     "U.S. Securities Filings" means all forms, reports,  schedules,  statements and other documents required to be filed by it with the SEC,  collectively, as supplemented and amended since the time of filing; and

     "U.S.  Securities  Laws" means the U.S.  Securities Act, the U.S.  Exchange
     Act, the United  States  Investment  Company Act of 1940,  as amended,  the
     United States Trust Indenture Act of 1939, as amended and applicable  state securities and "blue sky" laws, and the rules, regulations, forms, policies and orders adopted by the SEC and other Governmental  Authorities  pursuant thereto.

1.2  Knowledge

     The use in this Agreement of the phrases "Nord's knowledge",  "knowledge of
Nord"  and  "known  to Nord"  with  respect  to any  matter  or  thing  shall be interpreted  to mean the actual  knowledge of the senior  officers of Nord after enquiry by such officers of the  management,  employees and  consultants of Nord and the Nord Subsidiaries who have significant  responsibilities with respect to the area of  business  of Nord and the Nord  Subsidiaries  to which  the  matter relates or who would  reasonably be expected to have  knowledge  with respect to such matter,  and the phrases  "Allied's  knowledge",  "knowledge of Allied" and
"known to Allied" have a corresponding meaning.

1.3  Interpretation Not Affected by Headings, Etc.

     The division of this Agreement  into articles,  sections and other portions and the insertion of headings are for  convenience  of reference  only and shall not affect the construction or interpretation of this Agreement. The terms "this
Agreement",  "hereof", "herein" and "hereunder" and similar expressions refer to this  Agreement  and the  Schedule  hereto  and not to any  particular  article, section  or other  portion  hereof  and  include  any  agreement  or  instrument supplementary or ancillary hereto.

1.4  Article References

     Unless  the  contrary  intention  appears,  references  in  this  Agreement
(excluding  the  Plan  of  Arrangement)  to  an  Article,  Section,  subsection, paragraph  or  subparagraph  by number or letter or both  refer to the  Article,
Section,  subsection,  paragraph  or  subparagraph,  respectively,  bearing that designation in this Agreement (excluding the Plan of Arrangement).

1.5  Number, Etc.

     Unless the context  requires the  contrary,  words  importing  the singular number only shall include the plural and vice versa and words  importing the use of any gender shall include all genders.

1.6  Date For Any Action

     If any date on which any action is required to be taken hereunder by any of the parties  hereto is not a business  day,  such action shall be required to be taken on the next succeeding day which is a business day.

1.7  Currency

     Unless otherwise  stated,  all references in this Agreement to "$" and sums of money are expressed in lawful money of the United States.

1.8  Entire Agreement

     This Agreement, together with the Credit Agreement,  constitutes the entire agreement  among  the  parties  pertaining  to the  subject  matter  hereof  and supersedes all prior agreements,  understandings,  negotiations and discussions, whether oral or written,  among the parties  with respect to the subject  matter hereof.  If there is any conflict  between any provision of the  Confidentiality
Agreement and this Agreement, the provisions of this Agreement shall prevail.

                                    ARTICLE 2
                                 THE ARRANGEMENT

2.1  Arrangement

     Subject to compliance with the terms and conditions  contained herein, Nord shall:

     (a)  as soon as  reasonably  practicable,  apply to the Court  pursuant  to
          Section 128 of the Act for an order  approving the  Arrangement and in connection with such application shall:

          (i)  forthwith  file,   proceed  with  and  diligently   prosecute  an
               application  for an Interim Order under Section 128(4) of the Act providing for, among other things, the calling and holding of the
               Nord  Meeting  for the  purpose  of  considering  and,  if deemed advisable, approving the Arrangement; and

          (ii) subject to obtaining  securityholder  approval as contemplated in the Interim Order,  forthwith  file,  proceed with and diligently prosecute an application to the Court for a Final Order; and

     (b)  deliver  to the  Registrar  articles  of  arrangement  and such  other documents as may be required to give effect to the  Arrangement on the earlier of:

          (i)  September 15, 2004 or as soon thereafter as possible, or

          (ii) such date  prior to  September  15,  2004 as Allied may notify to
               Nord.

2.2  Interim Order

     The Interim  Order sought by Nord shall provide that for the purpose of the
Nord Meeting:

     (a)  the securities of Nord for which the holders shall be entitled to vote on the Arrangement shall be the Nord Shares and the Nord Options;

     (b)  the Nord Shareholders and the Nord Optionholders  shall be entitled to vote on the Arrangement  together,  and not as separate classes,  with the Nord  Shareholders  being entitled to one vote for each Nord Share held and the Nord  Optionholders  being  entitled to one vote for each
          Nord Share issuable pursuant to the Nord Options; and

     (c)  the requisite majority for the approval of the Arrangement by the Nord
          Securityholders  shall be  two-thirds  of the  votes  cast by the Nord
          Securityholders  present  in person  or by proxy at the Nord  Meeting, voting together.

2.3  Alternative Structure

     If it  proves  desirable  to  Allied  to do so,  Allied  may  carry out the
Arrangement  through a  wholly-owned  subsidiary as long as the  obligations  of
Allied  hereunder shall be joint and several with such subsidiary and the effect thereof shall be the same as under the structure contemplated herein.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties of Nord

     Except as is fully and fairly disclosed and set forth in the  corresponding paragraph of the Nord Disclosure Letter (and subject to the  representation  and warranties and covenants made in the Nord  Disclosure  Letter),  Nord represents and warrants to and in favour of Allied as follows and acknowledges  that Allied is relying upon such  representations  and  warranties  in  connection  with the matters contemplated by this Agreement:

     (a)  as of the date hereof,  the board of directors of Nord has  determined unanimously that:

          (i)  the Arrangement is fair to the Nord Securityholders and is in the best interests of Nord; and

          (ii) the  board of  directors  of Nord  will  recommend  that the Nord
               Securityholders vote in favour of the Arrangement;

     (b)  each of Nord  and  the  Nord  Subsidiaries  is duly  incorporated  and validly  existing under the laws of its  jurisdiction of incorporation and has the  corporate  power to own or lease its  property and assets and to carry on business as now conducted;

     (c)  Nord  has the  corporate  power  and  authority  to  enter  into  this
          Agreement   and,   subject  to  obtaining  the   requisite   approvals
          contemplated hereby, to perform its obligations hereunder;

     (d)  this  Agreement  has been  duly  executed  and  delivered  by Nord and constitutes a valid and binding obligation of Nord enforceable against it in accordance with its terms;

     (e)  the  execution  and  delivery  of  this  Agreement  by  Nord  and  the completion of the transactions  contemplated hereby and by the Plan of
          Arrangement  have been duly  authorized  by the board of  directors of
          Nord and do not and will not:

          (i)  result in the breach of, or violate any term or provision of, the articles or by-laws of Nord or any of the Nord Subsidiaries;

          (ii) conflict  with,  result in the  breach of,  constitute  a default
               under,   or  accelerate  or  permit  the   acceleration   of  the
               performance  required  by, any  agreement,  instrument,  license, permit or authority to which Nord or any of the Nord Subsidiaries is a party or by which  Nord or any of the Nord  Subsidiaries  or any of their  assets is bound,  or result in the  creation of any
               Encumbrance   upon  any  assets  of  Nord  or  any  of  the  Nord
               Subsidiaries  under  any  such  agreement,  instrument,  license, permit or  authority,  or give to others any  interest  or right,
               including  rights  of  purchase,  termination,   cancellation  or
               acceleration,  under  any such  agreement,  instrument,  license, permit  or  authority,  where  such  conflict,  breach,  default, acceleration,  creation or giving  would have a Material  Adverse
               Effect on Nord or could  reasonably  be  expected  to  prevent or materially  hinder  the  completion  of  the  Arrangement  or the
               Financing; or

          (iii)violate or  contravene  any provision of any law or regulation or
               any  judicial  or  administrative   award,   judgment  or  decree
               applicable  to Nord  or any of the  Nord  Subsidiaries  or any of
               their assets,  where such violation or contravention would have a
               Material  Adverse Effect on Nord or could  reasonably be expected to prevent or materially hinder the completion of the Arrangement or the Financing;

     (f)  the   subsidiaries   of  Nord  consist  of  (and  only  of)  the  Nord
          Subsidiaries and Nord does not have any equity  securities or have the right to acquire equity securities of any other entity;

     (g)  CMNP,  Hicor,  NRPPL,  SGC and Australex are the only  subsidiaries of
          Nord which  actively  carry on business or have any assets (other than tax  pools) or  liabilities  or  potential  liabilities  greater  than
          $100,000 other than inter-company indebtedness;

     (h)  Nord  owns  all of the  issued  and  outstanding  shares  of the  Nord
          Subsidiaries,  and such  shares  have been  validly  issued to Nord as fully paid and  non-assessable  and all such shares owned  directly or indirectly  by Nord are owned free and clear of all  Encumbrances  and there are no outstanding options, rights, entitlements, understandings or  commitments  (contingent  or  otherwise)  regarding  the  right to acquire any shares or other  ownership  interests in any subsidiary of
          Nord save and except  under the Deed of  Agreement  among such parties
          (dated  28.01.2003  in the footer of the text thereof) with respect to the Simberi Mining Joint Venture, PGM may pledge the shares of SGC;

     (i)  each of Nord,  SGC and Australex and the other Nord  Subsidiaries  has all  licences,  permits,  orders  or  approvals  of,  and has made all required registrations with any government or regulatory body that are material  to its assets or the conduct of its  business  as  presently conducted;

     (j)  the  authorized  capital of Nord  consists of an  unlimited  number of common  shares,  of which  20,838,670  (and no more)  are  issued  and outstanding as of the date hereof and all of the outstanding shares of
          Nord are validly issued, fully paid and non-assessable;

     (k)  no person has any agreement,  option,  right or privilege  (including, without  limitation,  whether by law,  pre-emptive right,  contract or otherwise) to purchase,  subscribe for, convert into,  exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege  capable of becoming any such  agreement,  option,  right or privilege,  any of the  unissued  shares  of Nord  or any of the  Nord
          Subsidiaries,   except  for  Nord   Options   currently   granted  and
          outstanding to purchase an aggregate of 1,651,482 Nord Shares;

     (l)  the Nord Prior Period  Financial  Statements are complete and accurate in all material respects,  comply with all applicable  requirements of
          Canadian  Securities Laws and U.S. Securities Laws, and present fairly the consolidated  financial position of Nord and the Nord Subsidiaries and the results of its  operations as of the dates and  throughout the periods indicated in accordance with U.S. GAAP (reconciled to Canadian
          GAAP),  Nord and the Nord  Subsidiaries  had no  material  liabilities
          (contingent or otherwise),  on a  consolidated  basis,  which were not fully  reflected in such  statements in accordance with U.S. GAAP, and all legal  proceedings  against  Nord or any of the Nord  Subsidiaries which are  required in  accordance  with U.S.  GAAP to be reflected in
          Nord's  financial  statements had been properly  reflected in the Nord
          Prior Period Financial Statements in accordance with such principles;

     (m)  neither Nord nor any of the Nord Subsidiaries is:

          (i)  in breach or violation of any of the  provisions  of its articles or by-laws,  where such breach or violation would have a Material
               Adverse Effect on Nord, or

          (ii) in breach or violation of any of the terms or  provisions  of, or in default under, any indenture,  mortgage,  deed of trust,  loan agreement or other  agreement  (written or oral) or instrument to which Nord or any of the Nord Subsidiaries is a party or by which
               Nord or any of the Nord  Subsidiaries is bound or to which any of the assets of Nord or any of the Nord  Subsidiaries is subject or any  statute or any  order,  rule or  regulation  of any court or
               government   or   governmental   agency   or   authority   having
               jurisdiction  over Nord or any of the Nord Subsidiaries or any of their assets, where such breach,  violation or default has or may have a Material Adverse Effect on Nord, or

          (iii)a  party  to  or  is  bound  by  any   agreement  of   guarantee,
               indemnification,  assumption  or  endorsement  or any other  like
               commitment  of  the  obligations,   liabilities   (contingent  or
               otherwise) or indebtedness of any other person;

               except pursuant to the Credit Agreement;

     (n)  the  corporate   records  and  minute  books  of  Nord  and  the  Nord
          Subsidiaries are complete and accurate in all material respects;

     (o)  the  books  of  account  and  other  records  of  Nord  and  the  Nord
          Subsidiaries,   whether  of  a  financial  or  accounting   nature  or
          otherwise:

          (i)  have  been  maintained  in  accordance   with  prudent   business
               practices in all material respects, and

          (ii) are stated in reasonable detail and accurately and fairly reflect in all material  respects the  transactions  and acquisitions and dispositions of assets by Nord and the Nord Subsidiaries;

     (p)  neither Nord nor, to the knowledge of Nord, any of its Representatives nor  anyone  acting  on their  behalf  has made any  payment  or given anything of value in violation of section 30A(a) of the U.S.  Exchange
          Act,  commonly known as the "Foreign Corrupt  Practices Act", and Nord and the Nord Subsidiaries have devised and currently maintain a system of  internal  accounting  controls  sufficient  to provide  reasonable
          assurances   that   transactions   are  executed  in  accordance  with
          management's general or specific  authorization,  and transactions are recorded as necessary to permit preparation of financial statements in conformity  with U.S. GAAP and any other  criteria  applicable to such financial  statements and  preparation of  non-consolidated  financial statements  for  tax  purposes,  and to  maintain  accountability  for assets;

     (q)  each of Nord and the Nord  Subsidiaries owns its properties and assets free  and  clear  of  all  Security  Interests  other  than  Permitted
          Encumbrances;

     (r)  there are:

          (i)  no  claims,   actions,   suits,   proceedings  or  investigations
               commenced  or,  to  the  knowledge  of  Nord,   contemplated   or
               threatened   against  or  affecting  Nord  or  any  of  the  Nord
               Subsidiaries or any of their assets before or by any Governmental
               Authority;

          (ii) to the knowledge of Nord, no existing  facts or conditions  which may  reasonably  be expected to be a proper basis for any claims, actions, suits, proceedings or investigations; and

          (iii)no outstanding judgments,  awards, decrees, injunctions or orders against Nord or any of the Nord Subsidiaries;

          which in any case could prevent or materially hinder the completion of the  Arrangement  or the  Financing  or which  could  have a  Material
          Adverse Effect on Nord;

     (s)  other than in connection  with or in compliance with the provisions of the Act, Canadian Securities Laws and U.S. Securities Laws:

          (i)  there  is no  legal  impediment  to  Nord's  consummation  of the transactions contemplated by this agreement; and

          (ii) no filing or  registration  with,  or  authorization,  consent or approval of, any domestic or foreign  public body or authority is necessary by Nord or any of the Nord  Subsidiaries  in connection with the consummation of the Arrangement, except for such filings or registrations  which, if not made, or for such authorizations, consents or approvals,  which, if not received,  would not have a
               Material  Adverse Effect on the ability of Nord to consummate the transactions contemplated hereby;

     (t)  the public  filings made by Nord under  applicable  United  States and
          Canadian  disclosure laws up to December 15, 2000 when taken together, constituted  full,  true and plain  disclosure  of all material  facts relating to the business,  operations and capital of Nord and the Nord
          Subsidiaries on a consolidated basis and the other matters therein and did not contain  any untrue  statement  of a material  fact or omit to state any material fact required to be stated  therein or necessary in order to make the  statements  made therein not

          misleading  in light of the  circumstances  under which they were made and, in  particular,  no material  fact  existed on December  15, 2000 which  had not been  disclosed  in such  public  filings  and which if publicly disclosed would reflect that a Material Adverse Change (or an event,  condition or state of facts which might  reasonably  have been expected to give rise to any such  change) had occurred in the assets, liabilities,  business,  operations  or  capital  of Nord and the Nord
          Subsidiaries on a consolidated basis;

     (u)  since April 12, 2000,  except as has been publicly  disclosed by Nord, none of Nord or any of the Nord Subsidiaries has:

          (i)  amended its articles or by-laws;

          (ii) conducted  its  business  other  than in the  ordinary  course of business consistent with normal industry practice;

          (iii)made  any  material  loans  or  advances  (other  than  loans  or advances  from  Nord  to  SGC  and  Australex)  or  incurred  any indebtedness;

          (iv) suffered a Material Adverse Change;

          (v)  made any change in its  accounting  principles  and  practices as theretofore applied including, without limitation, the basis upon which its assets and  liabilities  are  recorded on its books and its earnings and profits and losses are ascertained;

          (vi) made any  changes to its salary  and other  compensation  levels, benefits, retention terms or severance arrangements;

          (vii)declared,   paid  or  set  aside  for  payment  any  dividend  or
               distribution  of any kind in  respect  of any of its  outstanding shares nor made any repayments of share capital;

          (viii) acquired or sold any assets which are material;

          (ix) made any payment to or entered into any agreement with any person not dealing at arms length with Nord; or

          (x)  entered  into  any  agreement  or  commitment  to do  any  of the foregoing;

     (v)  Nord has fully  disclosed the terms and  conditions of all  Employment
          Agreements to Allied,  and such Employment  Agreements,  as disclosed, are unamended as at the date hereof;

     (w)  neither Nord nor any of the Nord Subsidiaries:

          (i)  has any Employment  Agreements,  whether  written or oral,  which cannot be terminated without cause by Nord or such subsidiary, as the case may be,  upon  giving  such notice as may be required by law and without the payment of any bonus, damages or penalty, and

          (ii) is a party to any written or oral policy,  agreement,  obligation or understanding  providing for severance or termination payments to, or any employment agreements with, any person;

     (x)  neither Nord nor any of the Nord  Subsidiaries  has made, nor will any of  them  make  any  payment  to any  officer,  director,  consultant, employee or agent in respect of any  increase in  compensation  in any form,  nor make any loan to any such  person,  nor make any payment to any such person in respect of any severance or termination pay arising from the  Arrangement  or a  change  of  control  of Nord  other  than pursuant to pre-existing agreements,  and the amounts of such payments and the terms of such agreements shall have been disclosed in the Nord
          Disclosure Letter;

     (y)  all operations of Nord and the Nord Subsidiaries have been and are now in compliance with all Environmental Laws, except where the failure to be in compliance  would not  individually  or in the aggregate  have a
          Material Adverse Effect on Nord;

     (z)  neither  Nord nor any of the Nord  Subsidiaries  is  aware  of,  or is subject to:

          (i)  any proceeding, application, order, or directive which relates to environmental,  health or safety  matters,  and which may require any material work, repairs, construction or expenditures; or

          (ii) any  demand  or  notice  with   respect  to  the  breach  of  any
               Environmental   Laws   applicable  to  Nord,   any  of  the  Nord
               Subsidiaries or any other party to the Joint Venture,  including, without limitation,  any regulations respecting the use, storage, treatment, transportation or disposition of Hazardous Material,

          which  individually or in the aggregate would have a Material  Adverse
          Effect on Nord;

     (aa) each of Nord and the Nord  Subsidiaries  has filed all tax returns and information  returns  required  to be  filed  by it in all  applicable
          jurisdictions   and  has  paid   all   taxes,   levies,   assessments,
          reassessments,  penalties, interest and fines due and payable by it on the basis of such tax returns or demands from taxation authorities;

     (bb) provision  has been made, in  accordance  with U.S.  GAAP, in the Nord
          Prior Period Financial Statements for all taxes,  governmental charges and assessments,  whether relating to income,  sales, real or personal
          property,   or  other   types  of  taxes,   governmental   charges  or
          assessments,  including  interest and  penalties  thereon,  payable in respect of the business or assets of Nord and the Nord Subsidiaries or otherwise;

     (cc) there are no material actions, suits or other proceedings or claims in progress or, to Nord's knowledge,  pending or threatened  against Nord or any of the Nord Subsidiaries in respect of any taxes,  governmental charges or  assessments  and, in  particular,  there are no  currently outstanding  material  reassessments  or written  enquiries which have been issued or raised by any  Governmental  Authority  relating to any such taxes, governmental charges and assessments;

     (dd) to the knowledge of Nord, each of Nord and the Nord  Subsidiaries  has withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any taxes,  governmental charges or  assessments,  and has received no  indication or notice of any sort from any Governmental Authority to the contrary;

     (ee) in respect of each taxation year ending on or after  December 31, 1998 of Nord, each of its affiliates and subsidiaries, and the predecessors of such corporations, Nord has provided to Allied:

          (i)  full and  complete  disclosure  with respect to the status of any audits carried out by taxation  authorities in Canada, the United
               States, Papua New Guinea or elsewhere;

          (ii) copies of all  objections  or waivers  with respect to such years pursuant  to  the  Income  Tax  Act  (Canada)  or  other  similar legislation,  tax rulings and  opinions  from  applicable  taxing authorities  pursuant  to  which  Nord,  its  affiliates  and any predecessors of such corporations operated or now operate; and

          (iii) copies of all tax returns;

          which comprise all of the  information  necessary to form a reasonably accurate  understanding  of the current  tax  position of Nord and the
          Nord Subsidiaries;

     (ff) the tax  pools of each of Nord,  SGC,  Australex  and the  other  Nord
          Subsidiaries  as of  December  31,  2002 was as set  forth in the Nord
          Disclosure Letter;

     (gg) Nord  and  the  Nord  Subsidiaries   maintain  business  and  property
          insurance in  connection  with their assets and business and liability insurance  with  respect  to  claims  for  personal  injury,  death or property damage in relation to the operation of their businesses,  all with responsible and reputable insurance companies in such amounts and with such  deductibles  as are  customary in the case of businesses of established reputation engaged in the mining industry;

     (hh) none  of  Nord  or  the  Nord   Subsidiaries   have  any   outstanding
          indebtedness,  including letters of credit,  nor have Nord or the Nord
          Subsidiaries  guaranteed  the  obligations of any other person or each other, as of the date hereof;

     (ii) Nord, SGC and Australex are the legal, beneficial and registered owner of a  current  undivided  50%  participating  interest  in  and to the
          Simberi Mining Joint Venture and a current 99% participating  interest in the Tabar  Exploration  Joint Venture (in the future the Borrower's interest is subject to, and may be modified by, the terms of the Joint
          Venture  Agreements),  free and clear of any Security  Interests other than Permitted Encumbrances;

     (jj) none  of  Nord,  SGC or  Australex  is in  default  of  any  of  their respective  obligations  under the  Joint  Venture  Agreements  or any right,  licence,  permit,  authorization  or consent,  governmental or otherwise related to the Joint Venture;

     (kk) each of the Joint Venture  Agreements is in full force and effect and, to the best of Nord's  knowledge,  PGM is not in default of any of its obligations  thereunder;  PGM  currently  does not  have any  right to terminate any of the Joint Venture  Agreements;  PGM has not given any notice of any  assignment  of its interest in the Joint Venture or any
          Joint Venture Agreement; PGM has not threatened to terminate any Joint
          Venture Agreement or to fail to perform any obligations thereunder; no person  has  threatened  to  terminate  any  right,  licence,  permit, authorization  or consent,  governmental  or otherwise  related to the
          Joint Venture;

     (ll) Nord has  provided  to Allied a true and  complete  copy of each Joint
          Venture Agreement and each licence, permit,  authorization or consent, governmental  or otherwise,  issued in connection  therewith and there are no other  material  contracts  or  agreements  that pertain to the
          Joint Venture that are not one of the Joint Venture Agreements;

     (mm) there are no material  services,  materials or rights required for the current and  foreseeable  stages of  development  of the Joint Venture that are not available to the Joint Venture Partners;

     (nn) all conditions  precedent to the obligations of the respective parties under the Joint  Venture  Agreements  have  been  satisfied  or waived except  for such  conditions  precedent

          which  need  not and  cannot  be  satisfied  until a  later  stage  of development  of the Joint  Venture,  and Nord has no reason to believe that any such condition  precedent  cannot be satisfied on or prior to the commencement of the appropriate  stage of development of the Joint
          Venture;

     (oo) to the knowledge of Nord, all permits, licenses,  trademarks,  patents or agreements with respect to the usage of technology or other similar property that are  necessary for the current stage of the  development of the Joint  Venture  have been  obtained,  are final and are in full force and effect;

     (pp) Nord is not aware of any event or circumstance  currently  existing or threatened that could reasonably be expected to hinder the development of the Joint Venture on its current schedule;

     (qq) the  completion of the  Arrangement  and the Financing  (including all transactions  contemplated by the Credit Agreement) will not result in any  person  having  any right or  entitlement  to assert  any  claims adverse  to the  interest  of Nord,  SGC and  Australex  in the  Joint
          Venture or the Joint Venture Agreements;

     (rr) no person has any right or option to acquire  any of Nord's,  SGC's or
          Australex's  interest  in  the  Joint  Venture  or the  Joint  Venture
          Agreements  other than under the  express  written  terms of the Joint
          Venture Agreements;

     (ss) no person has taken any steps or  asserted  or  threatened  any action against Nord,  SGC or Australex or the Joint  Venture which would,  if carried  out,  hinder  the  development  of the Joint  Venture  on its current schedule;

     (tt) Nord,  SGC and  Australex  have not failed to  disclose  to Allied any information  relating to the Joint  Venture  within the  possession or control of Nord, SGC or Australex that could  reasonably be considered to be material to Allied for purposes of its  technical  evaluation of the Joint Venture;

     (uu) Nord,  SGC and  Australex  have not failed to  disclose  to Allied any material fact or circumstance relating to the development of the Joint
          Venture on its current  schedule that could  reasonably be expected to hinder or delay such development;

     (vv) to the knowledge of Nord, the data and information in respect of Nord, the  Nord  Subsidiaries  and  their  respective  assets,  liabilities, business and operations, including without limitation the engineering, geological,  geophysical  and  technical  information  relating to the
          Joint  Venture,  provided by Nord to Allied  prior to the date of this
          Agreement  was accurate  and correct in all  material  respects at the time it was  provided  and  did  not  omit  any  data  or  information necessary to make any data or  information  provided not misleading at the time it was  provided,  and  there  has been no  Material  Adverse
          Change with respect to any such data or information  since the time it was provided;

     (ww) Nord has not  incurred  any  obligation  or  liability  contingent  or otherwise  for  brokerage  fees,  finders  fees,  agent's  commission, financial  advisory fees or other similar forms of  compensation  with respect to the transactions contemplated herein;

     (xx) Nord is a "reporting  issuer" or its  equivalent  in the  provinces of
          British  Columbia,  Alberta,  Ontario and New  Brunswick  and the Nord
          Shares are  registered  with the SEC under  section  12(g) of the U.S.
          Exchange Act and are not listed on any stock  exchange,  and except as disclosed in the Nord Disclosure Letter, Nord has not been notified of any  default  or  possible  or  alleged  default by Nord or any of its current  or  former  directors  or

          officers  of  any   requirement  of  securities  or  corporate   laws,
          regulations, rules, orders, notices or policies;

     (yy) none  of the  U.S.  Securities  Filings  at  the  date  of its  filing contained an untrue statement of a material fact or omitted to state a material fact  required to be stated  therein or necessary to make the statements  made therein not misleading in light of the  circumstances in which they were made and to the  knowledge  of Nord,  all of Nord's officers, directors and beneficial owners of Nord's common shares have complied to the extent required,  with sections 16(a) and 13(d) of the
          U.S. Exchange Act;

     (zz) neither Nord nor the Nord Subsidiaries  nor, to Nord's knowledge,  any employee  or agent of Nord or any of the Nord  Subsidiaries,  has made any  payment  of  funds  of Nord or any of the  Nord  Subsidiaries  or received  or  retained  any  funds in  violation  of any law,  rule or regulation;

     (aaa)since July 30, 2002, Nord has not,  directly or indirectly,  including through any of the Nord Subsidiaries:

          (i)  extended  credit,  arranged  to  extend  credit  or  renewed  any extension of credit,  in the form of a personal  loan,  to or for any  director  or  executive  officer  of Nord,  or to or for any family  member or affiliate of any director or executive  officer of Nord; or

          (ii) made any material modification, including any renewal thereof, to any  term of any  personal  loan  to any  director  or  executive officer  of  Nord,  or any  family  member  or  affiliate  of any director or executive officer, which loan was outstanding on July
               30, 2002; and

     (bbb)neither  Nord nor any of the  Nord  Subsidiaries  has any  outstanding loans  to or  extensions  of  credit  to,  or  any  guarantee  or  any indebtedness  of, any employee,  officer or director of Nord or any of the Nord Subsidiaries.

3.2  Representations and Warranties of Allied

     Allied  represents  and  warrants to and in favour of Nord as follows,  and acknowledges  that Nord is relying upon such  representations  and warranties in connection with the matters contemplated by this Agreement:

     (a)  Allied is duly incorporated and validly existing under the laws of its jurisdiction  of  incorporation  and has the corporate power to own or lease  its  property  and  assets  and to  carry  on  business  as now conducted;

     (b)  Allied  has the  corporate  power  and  authority  to enter  into this
          Agreement   and,   subject  to  obtaining  the   requisite   approvals
          contemplated hereby, to perform its obligations hereunder;

     (c)  subject to the  approval  of the  holders of the Allied  Shares at the
          Allied Meeting,  all necessary  corporate action on the part of Allied has  been  taken to  authorize  the  execution  and  delivery  of this
          Agreement   by  Allied  and  the   completion   of  the   transactions
          contemplated hereby and by the Plan of Arrangement, and this Agreement has been duly executed and delivered by Allied and constitutes a valid and binding obligation of Allied enforceable  against it in accordance with its terms;

     (d)  the  execution  and  delivery  of this  Agreement  by  Allied  and the completion of the transactions  contemplated hereby and by the Plan of
          Arrangement do not and will not:

          (i)  result in the breach of, or violate any term or provision of, the articles or by-laws of Allied;

          (ii) conflict  with,  result in the  breach of,  constitute  a default
               under,   or  accelerate  or  permit  the   acceleration   of  the
               performance  required  by, any  agreement,  instrument,  license, permit or authority  to which  Allied is a party or is bound,  or result in the  creation  of any  Encumbrance  upon any  assets of
               Allied under any such agreement,  instrument,  licence, permit or authority,  or give to others any  interest  or right,  including rights of purchase,  termination,  cancellation or  acceleration,
               under  any  such  agreement,   instrument,   license,  permit  or
               authority,  where such conflict,  breach, default,  acceleration, creation or giving would have a Material Adverse Effect on Allied or could  reasonably be expected to prevent or materially  hinder the completion of the Arrangement; or

          (iii)violate or  contravene  any  provision of any  Australian  law or regulation or any judicial or administrative  award,  judgment or decree known to Allied,  where such  violation  or  contravention
               would  have  a  Material   Adverse  Effect  on  Allied  or  could
               reasonably  be  expected  to  prevent  or  materially  hinder the completion of the Arrangement;

     (e)  the authorized  capital of Allied  consists of an unlimited  number of
          Allied  Shares,  of which  28,500,000  (and no more)  are  issued  and outstanding as of the date hereof;

     (f)  as of the date of this Agreement,  no person has any agreement,  right or option, or any privilege capable of becoming an agreement, right or option,  for the purchase or issuance of any unissued shares of Allied or any material  subsidiary of Allied,  except for options to purchase
          18,500,000 Allied Shares;

     (g)  neither Allied nor any of its subsidiaries is:

          (i)  in breach or violation of any of the  provisions  of its articles or by-laws,  where such breach or violation would have a Material
               Adverse Effect on Allied; or

          (ii) in breach or violation of any of the terms or  provisions  of, or in default under, any indenture,  mortgage,  deed of trust,  loan agreement or other  agreement  (written or oral) or instrument to which  Allied is a party or by which  Allied is bound or to which any of the  properties  or assets of  Allied  is  subject  or any statute  or  any  order,  rule  or  regulation  of any  court  or
               government   or   governmental   agency   or   authority   having
               jurisdiction  over  Allied or any of its  properties  or  assets, where  such  breach,  violation  or  default  has or  may  have a
               Material Adverse Effect on Allied;

     (h)  there are:

          (i)  no  claims,   actions,   suits,   proceedings  or  investigations
               commenced  or,  to  the  knowledge  of  Allied,  contemplated  or
               threatened   against   or   affecting   Allied   or  any  of  its
               subsidiaries, before or by any Governmental Authority;

          (ii) to the knowledge of Allied, no existing facts or conditions which may  reasonably  be expected to be a proper basis for any claims, actions, suits, proceedings or investigations; and

          (iii)no outstanding judgments,  awards, decrees, injunctions or orders against Allied or any of its subsidiaries;

          which in any case could prevent or materially hinder the completion of the  Arrangement  or the  Financing  or which  could  have a  Material
          Adverse Effect on Allied;

     (i)  the  Prospectus  of Allied  dated 20 October  2003 and the  disclosure provided in this Agreement, when taken together, constitute full, true and plain  disclosure of all material  facts relating to the business,
          operations   and  capital  of  Allied  and  its   subsidiaries   on  a
          consolidated  basis and the other  matters  therein and do not contain any untrue  statement of a material fact or omit to state any material fact  required to be stated  therein or necessary in order to make the statements  made therein not misleading in light of the  circumstances under which they were made and, in particular, no material fact exists on the date hereof which has not been  disclosed in the public filings made by Allied and which if publicly  disclosed  would  reflect that a
          Material  Adverse  Change  (or an event,  condition  or state of facts which  might  reasonably  have been  expected to give rise to any such change) had occurred in the assets, liabilities,  business, operations or capital of Allied and its subsidiaries on a consolidated basis; and

                                   ARTICLE 4
                                COVENANTS OF NORD

4.1  Conduct of Business

     Nord  covenants  in favour of Allied  that prior to the  Effective  Date it shall, and it shall cause each of the Nord  Subsidiaries to, do, take or perform or refrain from doing,  taking and  performing  such actions and steps as may be necessary or advisable to ensure compliance with the following:

     (a)  subject to Section 4.3, neither Nord nor any of the Nord  Subsidiaries will take any action which might, directly or indirectly, interfere or be inconsistent  with or otherwise  adversely affect the completion of the Arrangement or the Financing and,  without limiting the generality of the  foregoing,  subject  to  Section  4.3,  each of Nord,  SGC and
          Australex:

          (i)  will carry on its business  in, and only in, the ordinary  course in substantially the same manner as heretofore  conducted and, to the extent  consistent  with such  business,  use all  reasonable efforts to  preserve  intact its present  business  organization, licences  and permits to the end that its  goodwill  and business shall be maintained;

          (ii) will not declare any dividends on or make any other distributions in respect of its outstanding  securities and Nord will not amend its articles or by-laws;

          (iii)will  not,  without  prior  written  consent  of  Allied,  issue, authorize  or propose the  issuance  of, or purchase or redeem or propose the purchase or  redemption  of, any of its shares of any class or  securities  convertible  into or  rights,  warrants  or options  to  acquire  any such  shares or other  exchangeable  or convertible  securities,  other than the issue of shares pursuant to the  exercise of  presently  outstanding  Nord  Options or the issue of securities to Allied;

          (iv) will not  reorganize,  amalgamate or merge with any other person,
               corporation,   partnership   or   other   business   organization
               whatsoever;

          (v)  will not adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, amalgamation, consolidation or reorganization;

          (vi) will not relinquish any material contractual rights or enter into any interest rate,  currency or commodity swaps,  hedges or other similar financial instruments;

          (vii)will not,  without  the prior  written  consent of Allied,  which shall not be unreasonably withheld,  settle any material actions, claims or liabilities;

          (viii) will not,  without the prior written  consent of Allied,  sell, transfer, assign, convey or otherwise dispose of assets having an aggregate market value in excess of $10,000, and Nord will not in any way  dispose of its shares of, nor allow the  issuance to any person (other than to Nord) of shares of, any subsidiary of Nord;

          (ix) will not  dispose  of,  in any way,  its  interests  in the Joint
               Venture;

          (x)  will not  acquire  or agree to  acquire  any assets or acquire or agree to acquire by amalgamating,  merging or consolidating with, purchasing  substantially all of the assets of or otherwise,  any business or any  corporation,  partnership,  association or other business  organization or division  thereof,  other than with the prior written consent of Allied;

          (xi) will not, and shall cause each of the Nord  Subsidiaries  not to:

               (A)  enter into or modify any Employment Agreement with, or grant any bonuses, salary increases,  severance or termination pay to or make any loan to, any officers or directors of Nord or any of the Nord  Subsidiaries  except as approved in writing by Allied; or

               (B)  in the case of employees  who are not officers or directors, take  any  action  with  respect  to the  entering  into  or
                    modifying   of   any   employment,   severance,   collective
                    bargaining or similar  agreements,  policies or arrangements or  with  respect  to  the  grant  of  any  bonuses,  salary increases,  stock options, pension benefits, profit sharing,
                    retirement  allowances,  deferred  compensation,   incentive
                    compensation, severance or termination pay or any other form of  compensation  or profit  sharing or with  respect to any increase of benefits  payable  except as approved in writing by Allied;

          (xii)other than under the Facility Documents or with the prior written consent of Allied, will not guarantee the payment of indebtedness or incur indebtedness for additional  borrowed money or issue any debt securities;

          (xiii) will not,  without the prior written  consent of Allied,  which shall  not  be  unreasonably  withheld,  make  any  tax  filings,
               including  any  returns  or  elections,   with  any  Governmental
               Authority,  and Allied will be considered to be acting reasonably in any case where  Allied  requires  that any tax  filings not be made until the final due date;

          (xiv)will  promptly  make  and  file  such  corporate  filings  as are required and past due under the Act;

     (b)  Nord,  SGC and  Australex  shall confer on a regular basis with Allied with  respect to  operational  matters  related to the Joint  Venture, including matters related to human resources,  safety,  environmental, security,  marketing  and off-take  arrangements  as well as all Joint
          Venture  activities  and shall make their best efforts to allow Allied representatives  to attend operation  committee  meetings of the Joint
          Venture;

     (c)  Nord, SGC and Australex shall confer with Allied with respect to SGC's and  Australex's  participation  in  any  meetings  of  Joint  Venture
          Partners or the Government regarding the Joint Venture;

     (d)  Nord,  SGC and  Australex  shall  obtain  prior  written  approval  or authorisation from Allied,  which shall not be unreasonably  withheld, for any material decisions relating to the Joint Venture and the Joint
          Venture Agreements, including, without limitation:

          (i)  any  development  proposal  contemplated  under the Joint Venture
               Agreements;

          (ii) the  amendment  of any of the  Joint  Venture  Agreements  or the programs or budgets thereunder;

          (iii)material  changes  to the  development  plan with  respect to the
               Simberi Mining Joint Venture;

          (iv) material  changes in the  technical  design  basis of the Simberi
               Mining Joint  Venture that would lead to amendments to any of the
               Joint Venture Agreements;

          (v)  material  communications  with  the  Government  or  other  Joint
               Venture Partners or any communications regarding legal issues;

          (vi) payment of any cash calls relating to the Joint Venture;

          (vii)membership in the committees  under the Joint Venture  Agreements or  staffing  of the  work to be done  under  the  Joint  Venture
               Agreements;

          (viii) material  changes to the terms and conditions of employment for any employee or consultant of Nord, the Nord  Subsidiaries or the
               Joint Venture; and

          (ix) security arrangements for personnel and equipment;

     (e)  Nord, SGC and Australex shall comply with their  obligations under the
          Joint Venture Agreements and Nord shall take, and shall cause the Nord
          Subsidiaries to take, all action  necessary in order to keep the Joint
          Venture  Agreements in good standing and will make its best efforts to pay all cash calls thereunder to prevent the interest of Nord, SGC and
          Australex from being reduced;

     (f)  Nord shall  ensure that SGC and  Australex  do not,  without the prior written consent of Allied, which shall not be unreasonably withheld:

          (i)  amend or modify any Joint Venture Agreement, or terminate or give any notice of termination thereunder,  or fail to comply with any of its obligations  thereunder,  or fail to enforce compliance by the other  parties to each Joint  Venture  Agreement,  or fail to defend and protect its interests  therein or in the Joint Venture from all adverse claims whatsoever; and

          (ii) allow any right,  licence,  approval,  consent  or  authorization related to the Joint Venture to terminate, lapse or be suspended, or do or omit to do any  act or  thing  that  would  entitle  any person to terminate, lapse or suspend the same;

     (g)  Nord shall not, and shall not permit the Nord  Subsidiaries to create, incur,  assume  or  suffer  to  exist  any  Security  Interest  on its properties and assets other than under Permitted Encumbrances;

     (h)  Nord shall comply with its obligations under the Facility Documents;

     (i)  Nord shall promptly and expeditiously do all acts and things as may be necessary or desirable to ensure the successful  implementation of the
          Arrangement and, without limiting the generality of the foregoing:

          (i)  prepare  or  cause  to  be  prepared  the  Nord  2003   Financial
               Statements,  and the Nord Prior Period Financial  Statements (the
               latter as notified to Nord by Allied) which shall be complete and accurate in all  material  respects,  comply with all  applicable requirements  of  Canadian  Securities  Laws and U.S.  Securities
               Laws, and present fairly the consolidated  financial  position of
               Nord and the Nord  Subsidiaries and the results of its operations and  cash  flows  as of the  dates  and  throughout  the  periods indicated in accordance  with U.S. GAAP  (reconciled  to Canadian
               GAAP),  Nord and the Nord  Subsidiaries  shall  have no  material liabilities  (contingent or otherwise),  on a consolidated basis, which are not fully  reflected in such  statements  in accordance with U.S. GAAP, and all legal proceedings  against Nord or any of the Nord Subsidiaries  which are required in accordance with U.S.
               GAAP to be  reflected  in Nord's  financial  statements  shall be properly reflected in the Nord 2003 Financial  Statements and the
               Nord Prior Period Financial Statements (the latter as notified to
               Nord by Allied) in accordance with such principles;

          (ii) prepare  and file,  and  correct  any  defect  in any  previously prepared and filed, tax returns and information  returns, and pay
               all  taxes,  levies,   assessments,   reassessments,   penalties,
               interest and fines due and payable by it on the basis of such tax returns  or  demands  from  taxing  authorities,  not  previously prepared,  filed,  corrected  and  paid,  as set out in the  Nord
               Disclosure Letter;

          (iii)subject to the granting of the Interim  Order,  Nord will use all reasonable efforts, as soon as practicable and in any event on or before April 30, 2004, to complete the  preparation  of the Joint
               Information  Circular and disseminate to the Nord Securityholders
               and  file  in  all   jurisdictions   where   required  the  Joint
               Information   Circular  and  other   documentation   required  in
               connection with the Nord Meeting, all in accordance with National
               Instrument 54-101 of the Canadian Securities Administrators,  the
               requirements of the U.S.  Securities  Laws, the Interim Order and
               applicable  law, and Nord will use all reasonable  efforts to, as soon as practicable  and in any event on or before June 25, 2004, convene  the  Nord  Meeting  for the  purpose  of  approving  the
               Arrangement in accordance with the Interim Order;

          (iv) Nord will cause a list of Nord  Securityholders  as of the record date for the Nord Meeting,  in a form suitable for  soliciting of
               Nord  Securityholders and prepared by the transfer agent of Nord, to be delivered  to Allied no later than the second  business day after such record date; and

          (v)  Nord  will  use  all   reasonable   efforts   to   promptly   and
               expeditiously  perform its  obligations  under this Agreement and cause each of the conditions precedent set forth in Sections 7.1,
               7.2 and 7.3,  to the  extent  it is  within  its  control,  to be complied with;

          provided that nothing  contained  herein shall  obligate Nord to waive any condition for its benefit contained herein;

     (j)  Nord will provide Allied in a timely and  expeditious  manner with all information relating to Nord and the Nord Subsidiaries  required to be included in the Joint  Information  Circular,  including the Nord 2003
          Financial  Statements,  in order for the Joint Information Circular to comply with all applicable disclosure laws and the Interim Order;

     (k)  Nord shall cause the resignation,  effective as of the Effective Date, of such of the  directors  of Nord  and the  Nord  Subsidiaries  as is requested  by Allied  not less than three  business  days prior to the
          Nord Meeting;

     (l)  Nord shall cause its current insurance policies, whether held by it or another  entity,  not  to be  cancelled  or  terminated  or any of the
          coverage  thereunder  to  lapse,   unless   simultaneously  with  such
          termination,  cancellation or lapse, replacement policies underwritten by insurance  companies of nationally  recognized  standing  providing coverage  equal to or greater than the coverage  under the  cancelled, terminated or lapsed policies for  substantially  similar premiums are in full force and effect; and

     (m)  Nord shall:

          (i)  use its best efforts,  and cause each of the Nord Subsidiaries to use  its  best  efforts,  to  preserve  intact  their  respective business  organizations  and  goodwill,  to  keep  available  the services of its officers and employees as a group and to maintain satisfactory  relationships  with  all  persons  having  business relationships with it or the Nord Subsidiaries;

          (ii) not take any action,  or permit any of the Nord  Subsidiaries  to take any action,  that would render,  or that  reasonably  may be expected to render,  any representation or warranty made by it in this Agreement  untrue in any material  respect at any time prior to the time that the Arrangement is effected if then made; and

          (iii)promptly  notify  Allied  orally and in  writing of any  Material
               Adverse Change in its or any of the Nord Subsidiaries' businesses or  affairs  or in the  operation  of  its  or  any  of the  Nord
               Subsidiaries' businesses or in the operation of its or any of the
               Nord Subsidiaries'  properties,  and of any material governmental
               or  third  party  complaints,   investigations  or  hearings  (or
               communications indicating that the same may be contemplated).

     (n)  If required  at the time of holding  the Nord  Meeting by order of the
          Court of Queen's Bench of New Brunswick in order to participate in the
          Arrangement,  Nord  shall  propose  to Nord  shareholders  at the Nord
          Meeting the  following  resolutions  to be  approved by  disinterested vote:

          (i)  the  issuance to Alex  Chisholm as trustee,  in trust for Mark R.
               Welch and Sharon Welch of 4,000,000  Nord Shares  approved by the board of directors of Nord on or about March 31, 2003; and

          (ii) the  issuance to Mark Welch,  Lucile  Lansing and John Roberts of
               1,200,000 Nord Shares  approved by the Board of Directors of Nord on or about dated February 25, 2002 and December 16, 2002.

          In the event one or the other of such  resolutions  are not  approved, the shares so issued shall be cancelled and shall not  participate  in either  the vote on the  Arrangement  nor in the  Arrangement  and the persons to whom such  shares had been  issued  shall be entitled to no compensation  therefor and the Plan of Arrangement shall be amended to so state.

4.2  Non-Solicitation

     (a)  Nord will not (subject to the exceptions  described herein),  directly or indirectly,  and will not authorize or permit any Representative of
          Nord or any Nord Subsidiary to,  directly or indirectly,  (i) solicit, initiate, invite, assist, facilitate, promote, consent to or encourage proposals or offers from,  or entertain or enter into  discussions  or negotiations with any other person relating to the acquisition of Nord
          Shares or any other  securities  of Nord or any Nord  Subsidiary,  any amalgamation,  merger or other form of business combination  involving
          Nord or any Nord Subsidiary,  any sale, lease, exchange or transfer of all or a substantial  portion of the assets of Nord (on a consolidated
          basis),  or  any  takeover  bid,   reorganization,   recapitalization,
          liquidation  or  winding-up  of  or  other  business   combination  or
          transaction  involving  Nord or any Nord  Subsidiary  with any  person other  than  Allied  or any of its  affiliates  (each an  "Acquisition
          Transaction" and any offer or proposal  relating to any transaction or series of related transactions  involving an Acquisition  Transaction, an "Acquisition  Proposal") or (ii) enter into any letter of intent or
          similar   document  or  any   contractual   agreement  or   commitment
          contemplating or otherwise relating to any Acquisition Proposal.  Nord shall, and shall direct its  Representatives to, immediately cease and cause to be terminated any existing  discussions or negotiations  with any  parties  (other  than  Allied)  with  respect  to  any  potential
          Acquisition Proposal. Nord shall immediately close any data room which may be open.  Nord  agrees  not to  release  any third  party from any confidentiality  or standstill  agreement to which Nord and such third party are a party and  agrees  not to amend any such  agreement  or to waive any rights  Nord may have  thereunder.  Nord  shall  immediately request  the  return  or  destruction  of all  non-public  information provided to any third  parties  relating  to a  potential  Acquisition
          Proposal  and shall use all  reasonable  efforts  to ensure  that such requests are honoured.  Nord shall not make available,  after the date hereof, any material non-public information to any party in connection with any potential or actual Acquisition Proposal.

     (b)  Nord will ensure that its Representatives, including those of the Nord
          Subsidiaries,  and any financial or other advisors or  representatives retained  by it or any of them  are  aware of the  provisions  of this
          Section  4.2 and  Nord  will be  responsible  for any  breach  of this
          Section  4.2 by any of the  foregoing  and any  such  breach  shall be considered a breach by Nord. Nord shall  immediately  advise Allied of receipt of any written or oral Acquisition Proposal or any request for non-public information relating to Nord or any Nord Subsidiary related to an Acquisition Proposal or consideration  whether or not to make an
          Acquisition  Proposal,  and provide  Allied  with the  identity of the party making the Acquisition  Proposal and the material terms thereof, and copies of any  correspondence or draft agreement  received by Nord with respect thereto.

4.3  Superior Proposal

     Notwithstanding  Sections  4.1 and 4.2,  provided  that  there  has been no breach  thereof,  the Board of Directors of Nord and Nord are not  prohibited by
Section 4.1 or 4.2 from:

     (a)  considering,  negotiating and providing  information and disclosure in respect of Nord if Nord's Board of Directors  determines in good faith
          (after consultation with its financial  advisors,  after appropriately considering  all relevant  factors and after  receiving  the advice of outside counsel to the effect that the board of directors of Nord must do so in order to  discharge  properly its  fiduciary  duties) that an
          Acquisition  Proposal  is, or is  reasonably  likely  to result  in, a transaction (a "Superior Transaction"):

          (i)  pursuant to which (A) more than 50% of the then  outstanding Nord
               Shares would be transferred, (B) an amount of Nord Shares greater than 100% of the then  outstanding  Nord Shares  would be issued,
               (C) the holders of more than 50% of the Nord  Shares  outstanding immediately  prior  to  such  transaction  would  following  such transaction  receive  in  exchange  for Nord  Shares an amount of securities (if any) of the surviving or resulting  entity (or its direct or indirect parent, as applicable)  constituting less than
               50% of the voting power of the surviving or resulting  entity (or its direct or indirect parent, as applicable) or

               (D) in which all or substantially all of the assets of Nord (on a consolidated basis) would be transferred;

          (ii) on terms which are more favourable from a financial point of view to the holders of Nord Shares than the  Arrangement  (taking into account  all  of  the  terms,  conditions  and  aspects  of  such
               Acquisition Proposal and the Arrangement);

          (iii) for which any necessary financing is committed; and

          (iv) that does not contain a due diligence condition;

          provided that:

          (v)  Nord  promptly  (and in any event at least one business day prior to taking any such action)  notifies Allied orally and in writing of the identity of a party to whom it is providing information or with whom it is discussing or negotiating  and the material terms and conditions of any Acquisition  Proposal  together with copies of all  correspondence  and draft agreements or documents related to such Acquisition Proposal;

          (vi) Nord   receives   from   such   person   or  group  an   executed
               confidentiality   agreement  containing  commercially  reasonable
               limitations on the use and  disclosure of all non-public  written and oral  information  furnished to such person or group by or on behalf of Nord, and a standstill  agreement which provides to the effect  that,  for a  period  of one  year  from the date of this
               Agreement,  without  the  prior  written  consent  of Nord and in compliance  with this Section  4.3,  such person or group (or any member  of  such  group)  will  not in any  manner,  directly  or indirectly,  or in  conjunction  with any other person or entity:
               (A)  effect  or  seek,  offer or  propose  (whether  publicly  or otherwise) to effect or  participate  in, (1) any  acquisition of any  securities (or  beneficial  ownership  thereof) or assets of
               Nord or a Nord  Subsidiary,  (2) any  tender or  exchange  offer, merger or other  business  combination  involving  Nord or a Nord
               Subsidiary, (3) any recapitalization, restructuring, liquidation, dissolution or other  extraordinary  transaction  with respect to
               Nord or a Nord Subsidiary, or (4) any "solicitation" of "proxies"
               (as such terms are defined in Rule 14a-1 under the U.S.  Exchange
               Act)  or  consents  to  vote  any  securities  of  Nord or a Nord
               Subsidiary; (B) form, join or in any way participate in a "group"
               (as such term is used in Section  13(d)(3)  of the U.S.  Exchange
               Act) or otherwise act,  alone or with others,  to seek to acquire or affect control or influence the management, Board of Directors or  policies  of Nord or a Nord  Subsidiary;  (C) enter  into any discussions or arrangements with any third party regarding any of the  foregoing;  or (D) take any action which might force Nord to make a public  announcement  regarding any of the  foregoing;  in each case in form and substance  satisfactory  of Allied,  acting reasonably; and

          (vii)contemporaneously    with    furnishing   any   such   non-public
               information  to  such  person  or  group,   Nord  furnishes  such
               non-public  information to Allied (to the extent such  non-public information has not been previously furnished by Nord to Allied);
               or

     (b)  accepting,  approving,  recommending  to its  shareholders or entering into an unsolicited  bona fide  agreement or arrangement  regarding an
          Acquisition  Proposal if the board of directors of Nord  determines in good faith (after  consultation  with its  financial  advisors,  after appropriately considering all relevant factors and after receiving the advice of outside counsel to the effect that the board of directors of
          Nord must do so in order to discharge  properly its fiduciary  duties)
          that such  Acquisition  Proposal  would,  if

          consummated in accordance  with its terms (but taking into account the risk of non-completion),  result in a Superior  Transaction;  provided that  immediately  prior to any entry into an agreement or arrangement pursuant to this  Subsection  4.3(b),  Nord  terminates this agreement pursuant to Section 9.5 and at or prior to such  termination  pays the
          Termination Amount as provided in such Section 9.5.

Nord will not terminate  this Agreement  pursuant to Subsection  4.3(b) or enter
into  any  agreement,   arrangement  or   understanding   regarding  a  Superior
Transaction  (a  "Proposed  Agreement")  and  will not  effect a Board  Approval
Modification  relating to a Superior  Transaction without first providing Allied with an opportunity to amend the  Arrangement  contemplated by this agreement as described  below.  Nord will in any event (i) provide  Allied with a copy of any
Proposed Agreement in the final form proposed by the person making the proposal, as soon as possible and in any event not less than five  business  days prior to its  proposed  execution  by Nord,  and (ii)  provide  Allied not less than five business  days  prior  written  notice of any such Board  Approval  Modification together with a description  of the material  terms of the Superior  Transaction related thereto. If Allied agrees to amend the Arrangement  contemplated by this agreement (an "Amended  Transaction")  within such five business day period such that in the good faith  determination  of the Board of  Directors of Nord in the exercise  of its  fiduciary  duties  (after  having  received  the advice of its financial advisors in this regard), the Amended Transaction,  if consummated, is reasonably  likely to result in a  transaction  which is as  favourable  or more favourable  from a financial  point of view to the holders of Nord Shares as the
Superior  Transaction  (taking  into  account all of the terms,  conditions  and aspects of such Amended  Transaction  and Superior  Transaction),  Nord will not enter into the Proposed  Agreement or, as applicable,  effect the Board Approval
Modification,  and will agree to the Amended  Transaction.  Any  amendment to an
Acquisition  Proposal will be deemed for purposes hereof to be a new Acquisition
Proposal which will be subject to the provisions of this Section 4.3.

4.4  Access to Information

     Nord  shall  (and  shall  cause  each of the Nord  Subsidiaries  to) afford
Allied's  Representatives  access,  at all reasonable times from the date hereof and until the expiration of this Agreement, to its properties,  books, contracts and  records as well as to its  management  personnel,  employees  and agents or advisors,  and, during such period, Nord shall (and shall cause each of the Nord
Subsidiaries  to) furnish  promptly  to Allied all  information  concerning  its business,  properties and personnel as Allied may reasonably request, including, as soon as they are available, the Nord Financial Statements.

                                   ARTICLE 5
                               COVENANTS OF ALLIED

5.1  Covenants of Allied

     Allied  covenants  in favour of Nord that it shall,  do, take or perform or refrain  from  doing,  taking and  performing  such  actions and steps as may be necessary or advisable to ensure compliance with the following:

     (a)  prior to the  Effective  Date,  Allied will not take any action  which might,  directly or indirectly,  interfere or be inconsistent  with or otherwise  adversely  affect the completion of the  Arrangement or the
          Financing;

     (b)  prior to the Effective Date, Allied will use all reasonable efforts to do all acts and things as may be  necessary or desirable to ensure the successful implementation of the Arrangement and, without limiting the generality of the foregoing:

          (i)  prepare or cause to be prepared the Allied Financial  Statements, which shall be complete and accurate in all material respects and present fairly the consolidated  financial position of Allied and the results of its  operations and cash flows as of the dates and throughout the periods  indicated in accordance  with  Australian

               GAAP and  reconciled to U.S.  GAAP in accordance  with item 18 of
               SEC  Form 20F  (and to  Canadian  GAAP if  required  by  Canadian
               Securities  Laws),  Allied  shall  have no  material  liabilities
               (contingent or otherwise), on a consolidated basis, which are not fully  reflected in such statements in accordance with Australian
               GAAP,  and all  legal  proceedings  against  Allied or any of its subsidiaries  which are required in  accordance  with  Australian
               GAAP to be reflected in Allied's  financial  statements  shall be
               properly   reflected  in  the  Allied  Financial   Statements  in
               accordance with such principles;

          (ii) Allied will  co-operate  in obtaining  the Interim  Order and the
               Final Order; and

          (iii)Allied  will use all  reasonable  efforts  to  cause  each of the conditions  precedent  set forth in Sections 7.1, 7.2 and 7.3, to the extent it is within its control, to be complied with;

          provided that nothing  contained herein shall obligate Allied to waive any  condition  for its  benefit  contained  herein  or in the  Credit
          Agreement;

     (c)  subject to  compliance  by Nord with  paragraph  4.1(j),  Allied  will ensure that all information  concerning  Allied set forth in the Joint
          Information Circular complies with all applicable  disclosure laws and the Interim Order;

     (d)  Allied  will issue fully paid and  non-assessable  Allied  Shares,  in accordance  with the terms of the Plan of  Arrangement,  to those Nord
          Securityholders  who are entitled to receive Allied Shares pursuant to the Arrangement;

     (e)  Allied  will  assume,  in  accordance  with  the  terms of the Plan of
          Arrangement,  the  obligations  of Nord  under  the  Nord  Options  as converted in accordance with the terms of the Plan of Arrangement;

     (f)  Allied will comply with its  obligations  under the Credit  Agreement;
          and

     (g)  after the  Effective  Date,  Allied  will cause  Nord to  satisfy  any obligations which Nord may have to Dissenting Securityholders.

                                   ARTICLE 6
                                MUTUAL COVENANTS

6.1  Mutual Covenants of Nord and Allied

     Each of Nord and Allied  covenant  in favour of the other that prior to the
Effective  Date,  it shall and it shall cause each of its  subsidiaries,  to do, take or perform or refrain from doing,  taking and  performing  such actions and steps as may be necessary or advisable to ensure compliance with the following:

     (a)  each of Nord and Allied will use all reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take,  or cause to be taken,  all other action and to do,  or  cause to be done,  all  other  things  necessary,  proper  or advisable  under  applicable  laws and  regulations  to  complete  the
          Arrangement, including using all reasonable efforts to:

          (i)  obtain all necessary waivers,  consents and approvals required to be obtained by it from other parties to contracts;

          (ii) obtain all necessary  consents,  approvals and  authorizations as are  required to be obtained by it under any  Canadian or foreign law or regulation; and

          (iii)effect all necessary  registrations  and filings and  submissions of information requested by governmental  authorities required to be effected by it in connection with the Arrangement;

          and  each of Nord  and  Allied  will  use all  reasonable  efforts  to cooperate  with the other in connection  with the  performance  by the other of its  obligations  under this  subsection  including,  without limitation, continuing to provide reasonable access to information and to maintain  ongoing  communications  as between  officers of Nord and
          Allied; and

     (b)  each of Nord and Allied will as soon as reasonably  practicable notify the  other of any  actual,  imminent  or  incipient  Material  Adverse
          Change.

     (c)  As promptly as practicable after execution of this Agreement, Nord and
          Allied  shall  prepare  and Nord  shall  file  with the SEC the  Joint
          Information  Circular,  together with any other documents  required by the  U.S.  Securities  or U.S.  Exchange  Act in  connection  with the
          Arrangement and the other transactions  contemplated hereby. The Joint
          Information  Circular shall constitute (i) the management  information circular  of Allied  with  respect to the Allied  meeting and (ii) the management  information  circular  of Nord  with  respect  to the Nord meeting.  As  promptly  as  practicable  after the  Joint  Information
          Circular is cleared by the SEC,  Allied and Nord shall cause the Joint
          Information  Circular  to  be  mailed  to  each  company's  respective securityholders entitled to vote, as the case may be.

     (d)  Each of Allied and Nord shall promptly  furnish to the other party all information  concerning such party and its  securityholders  as may be reasonably required in connection with any action contemplated by this
          Agreement. The Joint Information Circular shall comply in all material respects with all applicable  requirements  of law. Each of Allied and
          Nord will notify the other  promptly  of the  receipt of any  comments from  the SEC or  other  securities  regulatory  authorities  or stock exchanges and of any request by the SEC or other securities regulatory authorities  or stock  exchanges for  amendments or supplements to the
          Joint Information  Circular, or for additional  information,  and will supply the other  with  copies of all  correspondence  with the SEC or other  securities  regulatory  authorities  or  stock  exchanges  with
          respect  to  the  Joint  Information   Circular  or  concerning  other
          documents to be filed with securities regulatory authorities. Whenever any  event  occurs  which  should  be  described  in an  amendment  or supplement to the Joint Information  Circular,  Allied or Nord, as the
          case may be, shall  promptly  inform the other of such  occurrence and cooperate  in  filing  with the SEC and  other  securities  regulatory authorities or stock exchanges  and/or mailing to  securityholders  of
          Allied  and  Nord  entitled  to  vote  on the  Arrangement,  as may be required, such amendment or supplement.

                                   ARTICLE 7
                              CONDITIONS PRECEDENT

7.1  Mutual Conditions Precedent

     The respective  obligations of Nord and Allied to complete the transactions contemplated  by this  Agreement and the  obligation of Nord to file articles of arrangement  to  give  effect  to  the  Arrangement  shall  be  subject  to  the satisfaction,  on or before the Effective Date, of the following conditions, any of which may be waived in whole or in part by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

     (a)  the Cease Trade  Orders  shall have been revoked and Nord shall become current in its reports to the SEC as required by U.S. Securities Laws;

     (b)  the Arrangement shall have been approved without material amendment at the Nord Meeting by the requisite majority of persons entitled to vote thereon as may be determined by the Court;

     (c)  the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to Nord and Allied, acting reasonably;

     (d)  the Allied Shares to be issued pursuant to the Plan of Arrangement are approved for official  quotation by the ASX  (conditional  only on the issue of those shares and on Allied providing the ASX with an Appendix
          3B as required by the Listing Rules) and shall be tradeable on the ASX
          (other  than as limited by Rule 145 under the U.S.  Securities  Act or other  restrictions  on sales by  affiliates  (as  defined in Rule 144 under  the  U.S.  Securities  Act) or  control  persons  which  may be
          applicable)  under  applicable   Canadian  Securities  Laws  and  U.S.
          Securities Laws;

     (e)  all notification and any review  requirements of the Investment Canada
          Act shall have been satisfied;

     (f)  all other  consents,  orders and approvals  necessary or that Nord and
          Allied agree are  appropriate  for the  completion of the  Arrangement shall have been obtained;

     (g)  there shall be no action  taken under any existing  applicable  law or regulation,  nor any  statute,  rule,  regulation  or  order  which is enacted,  enforced,  promulgated  or issued by any court,  department,
          commission,   board,   regulatory  body,  government  or  governmental
          authority or similar agency, domestic or foreign, that:

          (i)  makes it illegal or otherwise  directly or indirectly  restrains, enjoins or prohibits the  Arrangement  or any other  transactions contemplated herein or in the Credit Agreement, where the failure to  complete  such  transactions  would have a  Material  Adverse
               Effect on the completion of the Arrangement;

          (ii) results in a judgment or assessment of material damages, directly or indirectly,  relating to the transactions  contemplated herein or in the Credit Agreement; or

          (iii)imposes  or  confirms  material  limitations  on the  ability  of
               Allied to  effectively  exercise  full rights of ownership of the
               Nord Shares to be acquired by Allied  pursuant to the Arrangement or on the  ability of those Nord  Securityholders  to whom Allied
               Shares are issued  pursuant  to the  Arrangement  to  effectively exercise full rights of ownership of such Allied  Shares  subject to securities law restrictions in applicable  jurisdictions  but, including the right to vote or trade any such shares on the ASX;

     (h)  there shall not be in force any law,  order or decree making  illegal, restraining  or enjoining  the  completion of the  Arrangement  or any other transactions  contemplated  herein or in the Credit Agreement or which enables any court,  department,  commission,  board,  regulatory body, government or governmental authority or similar agency, domestic or foreign, as a result of the transactions contemplated herein, to:

          (i)  prohibit Allied or any of its  subsidiaries or Nord or any of the
               Nord  Subsidiaries from owning or operating all or any portion of their respective businesses or assets; or

          (ii) compel  Allied or any of its  subsidiaries  or Nord or any of the
               Nord  Subsidiaries  to dispose of or hold  separately  all or any portion of their respective businesses or assets or the shares of
               Nord  to  be  indirectly  acquired  by  Allied  pursuant  to  the
               Arrangement;

          if such prohibition or compulsion could have a Material Adverse Effect on Allied and its  subsidiaries  (including  Nord),  on a consolidated basis, after completion of the Arrangement; and

     (i)  none of the consents,  orders or approvals  contemplated  herein shall contain terms or conditions or require undertakings or security deemed unacceptable by Nord or Allied, acting reasonably.

7.2  Conditions to Obligation of Nord

     In addition to the  conditions  set forth in Section 7.1, the obligation of
Nord to complete the  transactions  contemplated by this Agreement is subject to the satisfaction,  on or before the Effective Date, of the following conditions, any of which  may be  waived by Nord in whole or in part  without  prejudice  to
Nord's right to rely on any other condition in favour of Nord:

     (a)  the  covenants of Allied to be  performed  on or before the  Effective
          Date  pursuant  to the terms of this  Agreement  shall  have been duly performed  in all  material  respects  by Allied,  and Nord shall have received a certificate to that effect dated the Effective Date, signed by two senior  officers of Allied on behalf of Allied,  and Nord shall not have reasonably established that it has knowledge to the contrary;

     (b)  Allied  shall  have  furnished  Nord  with  certified  copies  of  the resolutions  duly passed by the board of directors of Allied approving this  Agreement and the  completion of the  transactions  contemplated hereby, including the issuance of Allied Shares in accordance with the
          Plan of Arrangement;

     (c)  the  representations  and  warranties of Allied set out in Section 3.2 shall have been true and correct in all material  respects on the date of this Agreement and such  representations  and  warranties  shall be true and  correct  in all  material  respects  on the  Effective  Date
          (before giving effect to the Arrangement) as if made on and as of such date, except as affected by transactions  contemplated or permitted by this Agreement, and Nord shall have received a certificate from Allied to that  effect,  dated the  Effective  Date and  signed by two senior officers  of Allied,  and Nord shall not have  reasonably  established that it has knowledge to the contrary; and

     (d)  no Material Adverse Change (or any event,  condition or state of facts which may  reasonably  be  expected  to give rise to any such  change)
          shall have  occurred  with  respect to Allied  from and after the date hereof.

7.3  Conditions to Obligation of Allied

     In addition to the  conditions  set forth in Section 7.1, the obligation of
Allied to complete the transactions contemplated by this Agreement is subject to the satisfaction,  on or before the Effective Date, of the following conditions, any of which may be waived by Allied in whole or in part  without  prejudice  to
Allied's right to rely on any other condition in favour of Allied:

     (a)  all lawsuits and actions  involving Nord or any Nord Subsidiary  shall have  been  settled  to the  satisfaction  of  Allied,  including  the litigation  relating to the  composition  of the Board of Directors of
          Nord and the issued and outstanding Nord Shares;

     (b)  Allied shall be satisfied with the results of its due diligence review of Nord and the Nord  Subsidiaries  and their  respective  assets  and operations,  including  their  interests in the Joint  Venture and the
          Joint Venture Agreements;

     (c)  the covenants of Nord to be performed on or before the Effective  Date pursuant to the terms of this Agreement shall have been duly performed in all material  respects by Nord,  and Allied  shall have  received a certificate  from Nord to that effect,  dated the  Effective  Date and signed by two  senior  officers  of Nord,  and  Allied  shall not have reasonably established that it has knowledge to the contrary;

     (d)  on or before the  Effective  Date,  Nord shall have  furnished  Allied with:

          (i)  certified  copies of the resolutions  duly passed by the board of directors of Nord  approving this Agreement and the completion of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Nord Meeting; and

          (ii) certified  copies  of the  resolutions  duly  passed  at the Nord
               Meeting approving the Arrangement;

     (e)  the  representations  and  warranties  of Nord set out in Section  3.1 shall have been true and correct in all material  respects on the date of this Agreement and such  representations  and  warranties  shall be true and  correct  in all  material  respects  on the  Effective  Date
          (before giving effect to the Arrangement) as if made on and as of such date, except as affected by transactions  contemplated or permitted by this Agreement, and Allied shall have received a certificate from Nord to that  effect,  dated the  Effective  Date and  signed by two senior officers of Nord,  and Allied  shall not have  reasonably  established that it has knowledge to the contrary;

     (f)  Nord Securityholders representing less than 5% of the then outstanding
          Nord Shares shall be Dissenting Securityholders;

     (g)  on the  Effective  Date,  Nord  shall  have  furnished  Allied  with a certificate of Nord, signed by the President of Nord, certifying as to the number of shares in respect  of which  holders of the Nord  Shares
          have   exercised   rights  of  dissent   granted  under  the  Plan  of
          Arrangement;

     (h)  no adverse change (or any event, condition or state of facts which may reasonably  be  expected to give rise to any such  change)  shall have
          occurred  in  the  business,   operations,   assets,   capitalization,
          financial condition, licenses, permits, rights, liabilities, prospects or privileges,  whether contractual or otherwise, of Nord and any Nord
          Subsidiaries on a consolidated basis,  including without limitation in
          SGC's and  Australex's  interest  in the Joint  Venture  or any of the
          Joint Venture Agreements, that, in the sole judgment of Allied, acting reasonably,  would make it inadvisable  for Allied to proceed with the
          Arrangement;

     (i)  Allied shall have received from the  Government  and the Joint Venture
          Partners,  in a form  satisfactory to Allied,  such consents,  orders, approvals and confirmations as Allied,  acting  reasonably,  considers are  necessary  or advisable  under the Joint  Venture  Agreements  or
          applicable   law  for  the   Arrangement,   the   Financing   and  the
          post-Arrangement  transactions contemplated by Allied (which have been disclosed  in writing  to Nord),  and none of such  consents,  orders, approvals  or  confirmations  shall  contain  terms or  conditions  or
          require   undertakings,   security,   payments   or   actions   deemed
          unacceptable by Allied, acting reasonably;

     (j)  there  shall  not  have  occurred  any  change  in  the  political  or governmental  structure of Papua New Guinea that, in the sole judgment of Allied, acting reasonably,  would make it inadvisable for Allied to proceed with the Arrangement;

     (k)  there shall not have  occurred  any general  hostilities  in Papua New
          Guinea that result in a threat to the construction or operation of the
          Simberi  Mining Joint Venture or any actual direct threat to the Joint
          Venture or to Nord or any of the Nord  Subsidiaries,  such threats may be  evidenced by an increase in the security  measures  regarding  the
          Joint  Venture  or  personnel  working  on  the  Joint  Venture,   the
          evacuation of personnel  working on the Joint  Venture,  a stoppage in the  construction  or operation of the Simberi Mining Joint Venture or actual  physical  damage  to the  Joint  Venture,  that,  in the  sole judgment of Allied,  acting  reasonably,  would make it inadvisable to proceed with the Arrangement;

     (l)  no law,  regulation  or  policy  shall  have been  proposed,  enacted, promulgated or applied, whether or not having the force of law, in any
          jurisdiction  (including,   without  limitation,   the  imposition  of
          sanctions  involving  Papua New Guinea in Canada or the United States)
          which, in the sole judgment of Allied,  acting reasonably,  would make it inadvisable for Allied to proceed with the Arrangement;

     (m)  there  shall  not  have  occurred  any  actual  or  threatened  change
          (including  any proposal by the Minister of Finance  (Canada) to amend
          the  Income  Tax  Act  (Canada),   similar   proposals  in  any  other
          jurisdiction   or  any   announcement,   governmental   or  regulatory
          initiative,  condition,  event or development  involving a change or a prospective  change)  that,  in the sole  judgment  of Allied,  acting reasonably, has or may have material adverse significance with respect to the current or  anticipated  business or operations of Nord and the
          Nord Subsidiaries, or with respect to the regulatory regime applicable to their  businesses and operations,  or with respect to any potential integration of Nord or any of the Nord Subsidiaries with Allied or any reorganization of Nord, Allied or any of their respective subsidiaries in connection with any such potential integration;

     (n)  no change shall have  occurred  with  respect to any existing  action, suit or proceeding against Nord or any of the Nord  Subsidiaries,  and no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agents  or other  regulatory  authority  or  administrative  agency or commission  in any  jurisdiction,  whether  or not having the force of law, which, in the sole judgment of Allied,  acting reasonably,  would make it inadvisable for Allied to proceed with the Arrangement;

     (o)  no adverse change (or any event, condition or state of facts which may reasonably  be  expected to give rise to any such  change)  shall have occurred in the Joint Venture or the Joint Venture Agreements,  or any
          development proposal, program or budget thereunder, which, in the sole judgment of Allied,  acting reasonably,  would make it inadvisable for
          Allied to proceed with the Arrangement;

     (p)  Allied shall have received an opinion of New Brunswick counsel to Nord
          (and  such  other  counsel  in  other   jurisdictions  as  Allied  may
          reasonably  request) as to the  enforceability  of this  Agreement and such other matters as it may reasonably  request, in a form acceptable to counsel to Allied, acting reasonably,  which opinion may reasonably rely on  certificates  of an officer or officers of Nord as to matters of fact;

     (q)  such  members of the board of  directors  and officers of Nord and the
          Nord  Subsidiaries  as Allied shall have designated in writing to Nord not less than  three  days  prior to the  Effective  Date,  shall have provided their written  resignations as directors and officers of Nord
          effective  as  of  the   Effective   Date   together   with   releases
          (satisfactory to Allied acting reasonably) in favour of Nord;

     (r)  Allied shall be satisfied  that the  securities to be issued by Allied pursuant to the Plan of Arrangement  shall be exempt from registration under the U.S. Securities Act pursuant to section 3(a)(10) thereof and under  applicable  State  securities laws and all "affiliates" of Nord
          (within the meaning of Rule 145 under the U.S.  Securities  Act) shall have executed and delivered to Allied agreements in form and substance satisfactory to Allied restricting  offers,  sales,  pledges and other disposition  of Allied  Shares  received  pursuant to the  Arrangement except  in  compliance  with  Rule  145(d)  or  another  exemption  or exclusion from registration under the U.S. Securities Act; and

     (s)  Allied shall receive support  agreements  ("Support  Agreements") from the directors of Nord and Nord Resources  Corporation  and others with respect  to an  aggregate  of 50% of the  currently  outstanding  Nord
          Shares being voted in favor of the  Arrangement  substantially  in the form of Schedule 7.3(s) hereto.

Nord shall file articles of arrangement to give effect to the  Arrangement  only upon the  written  certificate  of  Allied as to the  satisfaction  or waiver by
Allied of all the conditions  for Allied's  benefit set forth in Section 7.1 and this Section 7.3.

7.4  Notice of Non-Compliance

     Each of Nord and  Allied  shall  give  prompt  notice  to the  other of the occurrence,  or  failure  to  occur,  at any time  from the date  hereof  to the
Effective Date of any event or state of facts which occurrence or failure would, or would be likely to:

     (a)  cause any of the  representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or

     (b)  result  in the  failure  to  comply  with  or  satisfy  any  covenant, condition or agreement to be complied with or satisfied hereunder,

provided  that  no  such  notification  shall  affect  the   representations  or
warranties of the parties or the  conditions to the  obligations  of the parties hereunder.  Neither Nord nor Allied may elect not to complete  the  transactions contemplated  herein pursuant to the conditions  precedent contained in Sections
7.1, 7.2 or 7.3 unless, prior to the filing on the Effective Date of articles of arrangement  for the  purpose  of giving  effect to the  Arrangement,  the party intending  to rely  thereon has  delivered a written  notice to the other party, specifying in  reasonable  detail all matters  which the party  delivering  such notice  is  asserting  as the  basis for the  non-fulfilment  of the  applicable condition precedent. More than one such notice may be delivered by a party.

7.5  Satisfaction of Conditions

     The conditions  set out in Sections 7.1, 7.2 and 7.3 shall be  conclusively deemed to have been  satisfied,  waived or released when,  with the agreement of
Allied and Nord,  articles of  arrangement  are filed under the Act to carry the
Arrangement into effect.

7.6  Adjustments in Event of Change in Allied Shares

     In the  event,  at any  time  or  from  time  to  time,  of a  subdivision, consolidation or reclassification of the share capital of Allied, the payment of stock  dividends  by Allied or other  similar  changes in the  capital of Allied
(other  than the  issuance  of Allied  Shares  for value,  contemplated  in this
Agreement  or pursuant to options or  agreements  referred to in the  Agreement)
prior to  completion  of the Plan of  Arrangement,  the number of Allied  Shares issuable to Nord Securityholders shall be proportionately  adjusted so that Nord
Securityholders  shall, upon completion of the Plan of Arrangement,  be entitled to receive such  proportion  of Allied  Shares as they would have  received upon completion  of the Plan of  Arrangement  if such change in the share  capital of
Allied had not occurred.

                                    ARTICLE 8
                                    AMENDMENT

8.1  Amendment

     This Agreement and the Plan of Arrangement may at any time and from time to time,  before or after the  holding of the Nord  Meeting  but not later than the
Effective  Date, be amended by written  agreement of the parties hereto without, subject to applicable  law,  further notice to or  authorization  on the part of their respective securityholders and any such amendment may, without limitation:

     (a)  change the time for  performance of any of the  obligations or acts of the parties hereto;

     (b)  waive  any  inaccuracies  or modify  any  representation  or  warranty contained herein or in any document delivered pursuant hereto; or

     (c)  waive  compliance  with  or  modify  any of the  conditions  precedent contained herein;

provided that no such amendment shall decrease the  consideration to be received by the Nord  Securityholders  in exchange for their Nord securities  pursuant to the Arrangement without the approval of such  securityholders in the same manner as required for the approval of the  Arrangement  or in such other manner as may be ordered by the Court. This Agreement including the Plan of Arrangement may be amended in  accordance  with the Final Order but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 7.1,
7.2, 7.3 and Article 9 shall remain unaffected.

                                   ARTICLE 9
                            TERMINATION AND REMEDIES

9.1  Termination

     This   Agreement  may  be  terminated   prior  to  the  completion  of  the
Arrangement, without prejudice to any rights or causes of action which may exist at the date of termination:

     (a)  by mutual written consent of Nord and Allied;

     (b)  subject to Section  9.5,  by either  Nord or Allied  giving  notice in writing  to the  other  if any of the  conditions  contained  in  this
          Agreement  for the  benefit  of the  terminating  party are not met or waived on or before the date required for their  performance  provided that no party may terminate  this  Agreement  pursuant to this Section
          9.1(b) if the failure to meet the  conditions  involved is principally the result of such parties  actions or failure to act and such actions or failure to act constitutes a breach of this Agreement;

     (c)  by Allied upon the occurrence of an Allied Termination Event; and

     (d)  by Nord, in compliance with Section 9.5.

This Agreement  shall also terminate  without further notice or agreement if the
Arrangement has not become  effective by September 30, 2004,  unless extended by
Allied in its sole discretion by up to three calendar months in the aggregate or such other date as may be agreed to by the parties hereto in writing.

9.2  Effect of Termination

     In the event of such  termination of this  Agreement,  this Agreement shall forthwith  become void and neither  party  shall have any  liability  or further obligation to the other party  hereunder  except with respect to the obligations set forth in Sections 9.4, 9.5 and 9.6, which shall survive such termination.

9.3  Limitation

     Nothing  contained in this Article 9,  including  the payment of any amount under Section 9.4,  shall,  however,  relieve or have the effect of resulting in relieving any party in any way from  liability for damages  incurred or suffered by a party as a result of a breach of this  Agreement  by a party  acting in bad faith  intended  or  designed  to result  in the  conditions  precedent  to this
Agreement not being satisfied.

9.4  Allied Termination Event

     If at any time after the execution of this Agreement  Allied  exercises its right to terminate  this  agreement  pursuant to Section 9.1(c) as the result of the occurrence of any of the following:

     (a)  the board of directors of Nord has failed to make or has  withdrawn or changed the  recommendation  referred to in Section 3.1(a) in a manner adverse to Allied or shall have made any  recommendation  in favour of any other  Acquisition  Proposal or shall have resolved to do so prior to the  Arrangement  becoming  effective or has failed to promptly and publicly reconfirm its recommendation referred to in Section 3.1(a) if requested to do so by Allied;

     (b)  Nord enters into an agreement (other than a confidentiality agreement)
          with any person with respect to an Acquisition Proposal;

     (c)  Nord Securityholders do not approve the Arrangement or the Arrangement is not submitted for their  approval on or before  September 24, 2004;
          or

     (d)  Nord is in material breach of or breaches any of its  representations, warranties  or  covenants  made  in this  Agreement  which  breach  or breaches  individually  or in the  aggregate  would  have  a  Material
          Adverse  Effect on Nord or  materially  impede the  completion  of the
          Arrangement;

(each of the above being a "Allied Termination  Event"),  then Nord shall pay to
Allied  the  Allied  Termination  Amount in  immediately  available  funds to an account  designated  by Allied within one Business Day after Allied gives notice of termination.

9.5  Nord Termination Event

     If Nord shall wish to terminate this  Agreement  pursuant to Section 4.3 or as a result of a failure of the conditions set forth in Subsection 7.1(b),  Nord shall,  immediately  prior to such  termination,  pay to Allied the  Termination
Amount in immediately available funds to an account designated by Allied.

9.6  Liquidated Damages

     Nord acknowledges that the Termination  Amount is liquidated  damages and a genuine pre-estimate of damages which Allied will suffer or incur as a result of the  event  giving  rise to  such  damages  and  resultant  termination  of this
Agreement and is not a penalty. Nord irrevocably waives any right it may have to raise as a defence that any such  liquidated  damages are excessive or punitive.
Nothing  set forth in this  Section  9.6 or  elsewhere  in this  Agreement  will relieve Nord in any way for liability for damages suffered or incurred by Allied as a result of intentional misrepresentations or fraud in connection with, or an intentional or wilful breach of, this Agreement.

9.7  Judgment Currency

     (a)  If, for the  purposes  of  obtaining  judgment in any court it becomes necessary  to  convert  any amount  due under  this  Agreement  in one currency  (the "Proper  Currency")  into anther  currency  (the "Other
          Currency"),  then  the  conversion  shall be made at the rate at which Allied is able, in accordance with normal banking procedures, to purchase the Proper  Currency with such Other Currency on the business day immediately prior to the day on which the judgment is given.

     (b)  Notwithstanding  any judgment  expressed in a currency  other than the
          Proper  Currency,  the  obligation  of Nord  under this  Agreement  in respect of any amount  originally  due from it in the Proper  Currency shall be  discharged  only to the extent  that,  on the  business  day following  receipt  by  Allied of any  amount  in any Other  Currency,
          Allied  is  able in  accordance  with  normal  banking  procedures  to purchase the Proper Currency with such Other  Currency.  If the Proper
          Currency so purchased is less than the amount originally due to Allied in the Proper  Currency,  Nord shall pay to Allied the difference;  if the Proper Currency so purchased  exceeds the amount originally due to
          Allied in the Proper Currency,  Allied agrees to credit such excess to
          Nord.

     (c)  Nord shall  indemnify  Allied for any  premiums  and costs of exchange incurred by Allied in connection with the conversion into, or purchase of, the Proper Currency.

     (d)  The  obligations  in  this  Section  shall  constitute   separate  and
          independent  obligations of Nord from its other obligations under this
          Agreement  and shall not merge in any  judgment  granted in respect of this Agreement.

                                   ARTICLE 10
                                     GENERAL

10.1 Notices

     All notices which may or are required to be given pursuant to any provision of this  Agreement  shall be  given  or made in  writing  and  shall  be  served personally or sent by telecopy and in the case of:

     (a)  Nord, addressed to:

                Nord Pacific Limited
                Suite 116, 2727 San Pedro Dr. N.E.
                Albuquerque, New Mexico  87110
                United States

                Attention:       President and Chief Executive Officer
                Facsimile:       +1-505-830-9332

     (b)  Allied, addressed to:

                Allied Gold Limited
                Unit 15, Level 1
                51-53 Kewdale Road
                Welshpool, WA  6106
                Australia

                Attention:       Managing Director
                Facsimile:       +62-8-9353-4894

          With a copy to:

                Macleod Dixon LLP
                Barristers and Solicitors
                3700 Canterra Tower
                400 - 3rd Avenue S.W.
                Calgary, AB T2P 4H2
                Canada

                Attention:  Tad Gruchalla-Wesierski
                Facsimile No.:  +1-403-264-5973

or such other address or facsimile number as the parties may, from time to time, advise the other parties hereto by notice in writing. The date of receipt of any such notice  shall be deemed to be the date of delivery  thereof or, in the case of notice sent by facsimile, the date of successful transmission thereof (unless transmission  is received on a day that is not a business day or after 5:00 p.m.
local time on a business  day, in which case the date of receipt shall be deemed to be the next business day).

10.2 Survival

     The representations and warranties contained herein shall,  notwithstanding any  investigation  by any party,  survive the execution of this Agreement until the Effective Date,  whereupon such  representations and warranties shall expire and be of no further force or effect.

10.3 Binding Effect and Assignment

     This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective  successors and permitted
assigns.   Neither  this  Agreement  nor  any  rights  hereunder  or  under  the
Arrangement may be assigned by either party without the prior written consent of the other.

10.4 Public Disclosure

     With  the  exception  of  the  initial  news  release  pertaining  to  this
Agreement, the contents of which must be acceptable to both parties hereto, none of  Nord,  the  Nord  Subsidiaries  or their  respective  Representatives  shall disclose or  communicate,  by press  release or other public  announcement,  any aspect of the  transactions  contemplated  hereby,  without  the  prior  written consent of Allied;  provided that, if Nord is required by law or  administrative regulation  to make any  disclosure  relating to the  transactions  contemplated herein,  such  disclosure  may be made,  but Nord will inform and  consult  with
Allied,  to the  extent  and as early as  possible,  as to the  wording  of such disclosure prior to its being made. To the extent possible, Nord and Allied will use best efforts to issue joint press releases if so requested by Allied.

10.5 Expenses

     Each  party  shall  pay its own  costs  incurred  in  connection  with  the
Arrangement  and  shall  not be  responsible  for any  costs,  expenses  or fees incurred or paid by the other party.

10.6 Time of Essence

     Time shall be of the essence of this Agreement.

10.7 Governing Law

     This  Agreement  shall be governed by and construed in accordance  with the laws of the Province of New Brunswick and the parties hereto  irrevocably attorn to  the  non-exclusive  jurisdiction  of  the  courts  of  the  Province  of New
Brunswick.

10.8 Counterparts

     This  Agreement  may be  executed in  counterparts,  each of which shall be deemed an original,  and all of which together shall constitute one and the same instrument.  Each party that signs a  counterpart  shall  provide an original of that counterpart to the other parties hereto.

10.9 Further Assurances

     Each of the parties shall make, do and execute,  or cause to be made,  done and executed all such further acts, deeds,  agreements,  transfers,  assurances, instruments  or  documents as may  reasonably  be required in order to implement this Agreement and the Plan of Arrangement.

     IN WITNESS  WHEREOF the parties have executed this Agreement as of the date first above written.

Allied Gold Limited                    Nord Pacific Limited

By: (Signed) Greg Steemson             (Signed) Mark Welch
--------------------------             ---------------------------------

By: (Signed) David Lymburn
--------------------------             ---------------------------------

                                     - 39 -

                                   SCHEDULE 1
            to the Arrangement Agreement made as of December 20, 2003
                             as amended and restated
                         between ALLIED GOLD LIMITED and
                              NORD PACIFIC LIMITED

                   PLAN OF ARRANGEMENT OF NORD PACIFIC LIMITED
                            UNDER SECTION 128 OF THE
                    BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

                                   ARTICLE 1
                                 INTERPRETATION

1.1  Definitions

     In this Plan of  Arrangement,  unless  there is  something  in the  subject matter or context  inconsistent  therewith,  the following  terms shall have the following  respective meanings,  and grammatical  variations of such terms shall have corresponding meanings:

     "Act" means the  Business  Corporations  Act,  S.N.B.  1981,  c. B-9.1,  as
     amended;

     "Aggregate  Option  Exercise  Price" means the aggregate  value of the cash that would have been  payable  upon  exercise  of the Nord  Option in full, expressed in Australian Dollars after conversion at the Exchange Rate;

     "Aggregate  Option  Worth" means the product  obtained by  multiplying  the aggregate  number of Nord Shares  issuable upon exercise of the Nord Option in full by AUS $0.20;

     "Allied" means Allied Gold Limited,  a corporation  incorporated  under the laws of Western Australia;

     "Allied Shares" means common shares of Allied;

     "Arrangement"  means an arrangement  under the provisions of Section 128 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

     "Arrangement Agreement" means the Arrangement Agreement made as of December
     20, 2003 between Allied and Nord, as the same may be amended or amended and restated;

     "AUS$" means Australian dollars, the lawful currency of Australia;

     "business  day"  means a day other  than a  Saturday,  Sunday or a day when banks in the City of Albuquerque generally are not open for business;

     "Court" means the Court of Queen's Bench of New Brunswick;

     "Depositary" means American Stock Transfer and Trust Co. at 59 Maiden Lane,
     Plaza Level, New York, NY 10038  Attention:  Paula Caroppoli and such other depositary, if any, specified in the Letter of Transmittal;

     "Effective Date" means the date on which the Arrangement  becomes effective under the Act;

     "Effective Time" means 12:01 a.m. (Fredericton time) on the Effective Date;

                                     - 40 -

     "Exchange Rate" means the exchange rate used to calculate the conversion of
     U.S. Dollars into Australian Dollars based upon the noon rate quoted by the
     Federal  Reserve  Bank of New  York on the 2nd  business  day  prior to the
     Effective Date;

     "Letter of Transmittal"  means the letter of transmittal to be forwarded by
     Nord to the Nord Securityholders, for use by the Nord Shareholders in order to receive share  certificates  representing  Allied Shares in exchange for their share certificates  formerly  representing Nord Shares and for use by the Nord Optionholders in order to receive share certificates  representing
     Allied Shares in exchange for the cancellation of their Nord Options;

     "Nord" means Nord Pacific Limited,  a corporation  continued under the laws of New Brunswick;

     "Nord   Options"   means   options  to  purchase  Nord  Shares  issued  and
     outstanding,  or any agreement to issue shares on the  occurrence of one or more conditions in existence, immediately prior to the Effective Time under the Nord Stock Option Plans or otherwise;

     "Nord Meeting" means the special meeting of Nord Securityholders (including any  adjournment  thereof)  to be held to  consider  and,  if thought  fit, approve the Arrangement;

     "Nord  Securityholders" means the registered holders of Nord Shares and the holders of Nord Options;

     "Nord Shares" means common shares of Nord;

     "Nord Stock  Option  Plans" means the Nord Stock Option Plans as defined in the Arrangement Agreement;

     "Registrar"  means the  Director of  Corporations  or a Deputy  Director of
     Corporations  for the Province of New Brunswick,  duly appointed  under the
     Act;

     "U.S." means the United States of America including the states thereof, the
     District of Columbia, and its territories and possessions.

1.2  Interpretation Not Affected by Headings, Etc.

     The division of this Plan of Arrangement into articles,  sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.
The terms "this Plan of  Arrangement",  "hereof",  "herein" and  "hereunder" and similar  expressions  refer to this Plan of Arrangement  and the Appendix hereto and not to any particular  article,  section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3  Article References

     Unless  the  contrary  intention  appears,   references  in  this  Plan  of
Arrangement to a Section,  subsection,  paragraph or  subparagraph  by number or letter or both refer to the  Section,  subsection,  paragraph  or  subparagraph, respectively, bearing that designation in this Plan of Arrangement.

1.4  Number, Etc.

     Unless the context  requires the  contrary,  words  importing  the singular number only shall include the plural and vice versa;  words importing the use of any gender shall include all genders;  and words importing persons shall include
natural  persons,  firms,  trusts,  partnerships,   corporations,  associations,
unincorporated  organizations,  governmental  bodies and other legal or business entities of any kind.

                                     - 41 -

                                   ARTICLE 2
                                 THE ARRANGEMENT

2.1  Arrangement

     At the  Effective  Time  on  the  Effective  Date,  each  of the  following transactions  shall  occur and shall be deemed to occur in the  following  order without any further act or formality:

     (a)  all the issued and  outstanding  Nord  Shares  (other than Nord Shares held by Allied or by  registered  holders who have  exercised  dissent rights in accordance with Section 3.1 and who are ultimately  entitled to be paid fair value for such  shares)  shall be, and shall be deemed to be,  exchanged  with Allied and all of the Nord Options (other than
          Nord  Options  held by Allied or holders  who have  exercised  dissent rights in accordance with Section 3.1 and who are ultimately  entitled to be paid fair value for such options)  shall be, and shall be deemed to be, cancelled, as follows:

          (i)  in respect  of each Nord  Shareholder  whose  Nord  Shares are so exchanged,  each  Nord  Share  shall be  exchanged  for  AUS$0.20 payable  in  Allied  Shares at the rate of one  Allied  Share for
               AUS$0.20; and

          (ii) in respect of each Nord  Optionholder  whose Nord  Options are so exchanged,  an amount in Australian  dollars equal to the amount, if positive,  by which the Aggregate Option Worth is greater than the Aggregate  Option  Exercise  Price,  and such amount shall be payable  in  Allied  Shares at the rate of one  Allied  Share for
               AUS$0.20;

     (b)  with  respect  to each Nord Share or Nord  Option to which  Subsection
          2.1(a) applies:

          (i)  the holder thereof shall cease to be a holder of such  securities and such holder's name shall be removed from the register of Nord
               Shares  with  respect to such  shares or shall  cease to have any rights under the Nord Options, as the case may be;

          (ii) the  holder  thereof  shall  cease to have any  rights  of action related to the  holder's  ownership  of such Nord  Shares or Nord
               Options  other  than  to  be  paid  the  consideration   therefor
               contemplated  herein (where  applicable,  net of withholding  tax paid by Allied in respect thereof); and

          (iii)Allied  shall be,  and shall be deemed to be, the  transferee  of such Nord Shares (free of any claims) and shall be entered in the register of such Nord Shares as the legal and beneficial owner of all Nord Shares so exchanged and transferred and the Nord Options shall be cancelled;

     (c)  to  the  extent  Allied  pays   withholding  tax  in  respect  of  the
          consideration  payable to any Nord  Shareholder or Nord  Optionholder,
          Allied shall have thereby satisfied its obligations in respect of that
          Nord   Shareholder  or  Nord   Optionholder  to  the  extent  of  such
          withholding tax paid; and

     (d)  the subordinated indebtedness of Nord to Nord Resources Corporation in the amount of AUS$280,000 on the books of Nord shall be exchanged with
          Allied  for  shares  of  Allied  at  the  rate  of  AUS$0.20  of  such indebtedness  for one Allied Share (or 1,400,000  Allied Shares in the
          aggregate)  so that Allied  shall  thereafter  hold such  subordinated indebtedness of Nord.

                                     - 42 -

2.2  Fractional Shares

     Notwithstanding anything herein contained, no fractional Allied Shares will be issued.  Where the aggregate number of Allied Shares to be issued to a former
Nord Shareholder would result in a fraction of a Allied Share being issued,  the number of Allied  Shares  shall be rounded  down to the nearest  number of whole shares.

                                   ARTICLE 3
                                RIGHTS OF DISSENT

3.1  Rights of Dissent

     Registered  holders of Nord Shares and Nord Options may exercise  rights of dissent in the manner set forth in Section 131 of the Act in connection with the
Arrangement, subject to the following provisions:

     (a)  securityholders  who  exercise  their  rights of  dissent  and who are ultimately  entitled  to be paid  fair  value  shall be deemed to have transferred their Nord Shares or Nord Options to Nord for cancellation as of the  Effective  Time and such shares  shall be deemed to have no longer been issued and  outstanding or valid as of the Effective Time;
          and

     (b)  securityholders  who  exercise  such  rights  of  dissent  and who are ultimately not entitled for any reason to be paid fair value for their
          Nord Shares or Nord  Options or  securityholders  who  withdraw  their dissent in  accordance  with Section 131 of the Act shall be deemed to have participated in the Arrangement as of and from the Effective Time on the  same  basis  as  the  non-dissenting  securityholders,  and in particular:

          (i)  the Nord  Shares and Nord  Options  held by such  securityholders shall be  deemed  to have  been  transferred  to Allied as of the
               Effective Time in accordance with Section 2.1; and

          (ii) such  securityholders  shall be entitled to receive Allied Shares in accordance with Section 2.1 and the other relevant  provisions of this Plan of Arrangement.

In no case shall Nord or Allied be required  to  recognize  securityholders  who exercise  their  rights of dissent as holders of Nord Shares or Nord  Options at and after the Effective  Time,  and the names of such  securityholders  shall be deleted  from  Nord's  registers  of  holders  of such  shares or options on the
Effective Date.

                                   ARTICLE 4
                NORD SHARE CERTIFICATES AND ALLIED SHARES ISSUED

4.1  Rights of Holders

     After the Effective Time,  certificates  formerly  representing Nord Shares and  agreements  relating to Nord  Options to which  Section  2.1 applies  shall represent only the right to receive certificates representing the Allied Shares, if any,  which the former holder of such Nord Shares or Nord Options is entitled to receive pursuant to Article 2 subject to compliance with the requirements set forth in this Article 4.

4.2  Transmittal

     Before the Effective  Date,  Nord shall  forward to each former  registered holder of Nord Shares to which Section 2.1 applies at the address of such holder as it appeared in the relevant  share  register of Nord a Letter of  Transmittal containing,  among other  things,  instructions  for obtaining the Allied Shares pursuant  to this Plan of  Arrangement  registered  in their name or as they may direct. Such former holder of Nord

                                     - 44 -

Shares shall be entitled to such  registration  of the Allied  Shares which such holder is  entitled to receive  pursuant to Section  2.1,  upon  delivering  the certificate  formerly  representing such holder's Nord Shares to the Depositary, or as the Depositary may otherwise  direct,  in accordance with the instructions contained in the Letter of Transmittal.  Such certificate formerly  representing such holder's  Nord Shares shall be  accompanied  by the Letter of  Transmittal, duly  completed,  and such other  documents  as the  Depositary  may  reasonably require.  Allied  shall  register,  or  shall  cause  the  Allied  Shares  to be registered in such name, and shall deliver by first class mail, postage prepaid, or, in the case of  postal  disruption,  by such  other  means as  Allied  deems prudent,  holding statements for such shares, to such address as such holder may direct in such Letter of Transmittal, as soon as practicable after the Effective
Date (upon receipt by the  Depositary of the required  documents from the holder of the Nord Shares).

4.3  No Entitlement

     The  holders of Nord  Shares or Nord  Options  shall not be entitled to any interest,  dividend,  premium or other  payment  on or with  respect to the Nord
Shares  other than the Allied  Shares which they are entitled to receive for the
Nord Shares or Nord Options pursuant to this Plan of Arrangement.

4.4  Termination of Rights

     Any  certificate  formerly  representing  Nord Shares that is not deposited with all other  documents  as provided in Section 4.2 or  agreement  relating to such  holder's  Nord  Options  not  provided  to Nord  on or  before  the  sixth anniversary  of the Effective  Date shall cease to represent a right or claim of any kind or nature  whatsoever and the rights of the holder of such  certificate in respect of the Allied Shares  represented  thereby or any payment pursuant to
Section  2.2 shall be  deemed to be  surrendered  to  Allied  together  with all dividends or distributions thereon held for such holder.

4.5  Distributions

     All dividends  paid or  distributions  made in respect of the Allied Shares issued to a former  Nord  Securityholder  for which a  certificate  representing
Allied Shares has not been  delivered to such holder in accordance  with Section
4.2 shall be held in trust for such holder, subject to Section 4.4, for delivery to the holder,  net of all  withholding  and other taxes,  upon  delivery of the certificate  in  accordance  with  Section 4.2 or any  documents  required  from holders of Nord Options hereunder.

SCHEDULE "D"
CANADIAN WITHHOLDING TAX CLEARANCE CERTIFICATE INSTRUCTIONS

To Non-Resident Holders of Nord Pacific Shares:

A beneficial owner of Nord Pacific Shares who is not a resident of Canada for the purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act") and who disposes of Nord Pacific Shares as part of the Arrangement (a "Non-Resident Securityholder") is required to notify the Canada Revenue Agency ("CRA") of the disposition and to obtain a Certificate of Compliance pursuant to section 116 of the Canadian Tax Act. In order for the CRA to accept a Request for a Certificate of Compliance without a late filing penalty, the Request for a Certificate of Compliance must be received by the CRA no later that 10 days following the Effective Date of the Arrangement.

The purpose of obtaining the Certificate of Compliance is to exempt most, if not all, Nord Pacific shareholders from having 25% of the value of the transaction with Allied Gold being withheld and submitted to the CRA. When received, the Certificate of Compliance must be submitted to the party acting as the Depository under the Arrangement to avoid any withholdings. The procedure for applying for a Certificate of Compliance is discussed herein and will be discussed in the Joint Circular under the heading "Canadian Federal Income Tax Considerations".

A copy of CRA Form T2062 – "Request By A Non-Resident Of Canada For A Certificate Of Compliance Related To The Disposition Of Taxable Canadian Property" has been included in this package of materials. Additional copies of this form may be obtained by contacting the CRA or from their website (*www.ccra-adrc.gc.ca*).

A sample CRA Form T2062 has been completed and is enclosed in this package for general guidance as to the completion of the form. Nevertheless, these instructions are of a general nature only and are not intended to be legal or tax advice to any particular Non-Resident Securityholder concerning the procedure to Request a Certificate of Compliance. Non-Resident Securityholders should consult with their own tax advisors for specific advice in respect of applying for a Certificate of Compliance having regard to their own particular circumstances.

Please review the enclosed form(s) very carefully and consult your tax advisor as to their proper completion and delivery and any filing deadlines. You are also advised to review Information Circular 72-17R4 - Procedures Concerning the Disposition of Taxable Canadian Property by Non-Residents of Canada issued by the CRA for information in respect of the Certificate of Compliance.

In order to apply for a Certificate of Compliance, the applicable form(s) must be signed and properly completed with the necessary information, including the number of Nord Pacific Shares to be disposed of as part of the transaction with Allied Gold. The proper filing of the Request for a Certificate of Compliance form(s) with the relevant tax authority is the sole responsibility of the Non-Resident Securityholder.

Allied Gold must receive the withholding tax exemption certificate together with the share certificates representing your Nord Pacific shares at least one day prior to the Effective Date of the Arrangement in order to avoid a sale of 25% of your Allied Gold shares to pay the withholding tax. **The processing of a Request for a Certificate of Compliance can take 4 to 8 weeks, or longer, therefore you should submit the completed Request for a Certificate of Compliance application as soon as possible in order to maximize the likelihood of obtaining a Certificate of Compliance prior to the Effective Date. The Effective Date is estimated to occur on or about September 15, 2004.**

As Nord Pacific is a corporation governed by the laws of the Province of New Brunswick, the completed Request for a Certificate of Compliance application, CRA Form T2062, should be sent to the CRA at the following address:

Canada Revenue Agency
Saint John Tax Services Office
126 Prince William Street
Saint John NB
E2L 4H9

D-1

Upon receipt of the Certificate of Compliance by the Nord Pacific Shareholder, a copy should be sent to the Depository as provided in the Joint Information Circular which Nord Pacific Limited Securityholders will receive in the near future.

Procedure for Completing Prescribed Form T2062

The following section illustrates the information required to be provided by a Nord Securityholder completing Form T2062. The information should be typed or legibly printed on the prescribed form. Do not write the required information on this letter of instruction.

Complete the information in this first box for the Nord Securityholder making the application by checking the appropriate box. The disposition is a "proposed disposition" provided the application is submitted prior to the Effective Date.

Tick (✓) the box that applies to you	☐ Proposed disposition	☐ Completed disposition

Complete the next section, "**Vendor**", by filling in the full legal name of the beneficial holder of the Nord Shares and, **if applicable**, date of birth, date of departure from Canada (in the case of a Nord Securityholder that was previously resident in Canada for tax purposes) and Canadian tax identification numbers.

Vendor (non-resident)

Last name (print)	First name and initial (print)	Date of birth (Year / Month / Day)	Date of departure from Canada (Year / Month / Day)
Present address		Social insurance number or temporary tax number	
		Business Number (BN)	
Representative – name and address (see note below)		Telephone and fax number	

Note: By completing this information, you authorize the person named to act as your representative in matters concerning this request.

The address inserted by the Nord Securityholder in the above box is the address to which the CRA will mail the Certificate of Compliance when issued.

Additional Information for Non-Resident Corporations, Partnerships or Sole Proprietorships Only

A Non-Resident Securityholder that is a corporation, partnership or sole proprietorship will be required to obtain a business number (BN) from the CRA before the CRA will process the Request for a Certificate of Compliance. In order to obtain a BN, the holder must complete CRA Form RC1 and mail or fax the completed form (together with a copy of the certification of incorporation, in the case of a corporate securityholder) to the International Tax Services Office of the CRA as follows:

Canada Revenue Agency
International Tax Services Office
2204 Walkley Road
Ottawa, ON K1A 1A8
Canada

A copy of CRA Form RC1 has been included in this package of materials. Additional copies can be obtained by contacting the CRA or from their website (*www.ccra-adrc.gc.ca*).

D-2

Once you obtain a BN, you should inform the tax services office where you file your Request for a Certificate of Compliance application as shown below:

Canada Revenue Agency
Saint John Tax Services Office
126 Prince William Street
Saint John NB E2L 4H9
Canada

You must also include the name of an authorized person (including the person's address, telephone number and fax number) that the CRA can contact in the event that they have any questions. This authorized person, or representative, could be your tax advisor.

The next box regarding the **"Purchaser"** should be completed as follows:

Purchaser

Last name	First name and initial	Telephone
Present address		
Representative's name and address		Telephone and fax number

If you have filed a T2062 with the CRA in respect of another disposition of taxable Canadian property in 2004, please provide details in the next question. If not, please indicate "Not Applicable".

1. If you previously filed Form T2062 or Form T2062A in this calendar year, state the name of the tax services office where you filed it, and give the name and address of the purchaser(s). __________

You can answer the next three questions as follows:

2. Is the disposition subject to an election under section 85 (transfer of property to a corporation)? ☐ Yes ☐ No
3. Do you hold or plan on holding a mortgage as a result of the disposition? ☐ Yes ☐ No
4. Have you received income, including rents, royalties, or lease payments, from the property? ☐ Yes ☐ No

   If *yes*, complete the following:

   ☐ Non-resident tax was withheld.
   Give the name and address of person who withheld the tax. __________

   ☐ Non-resident tax was not withheld.
   State the period when income was received from the property. ______ (year, month, day) to ______ (year, month, day) (attach income statements that show the amount of gross income)

   If *no*, state the use of the property during the period of ownership. __________

In answering the next two questions please indicate whether you have any outstanding tax or customs liabilities in Canada and, if applicable, the last year in which you filed a Canadian income tax return. If you do not have any outstanding balances of this nature and you have not previously filed a Canadian income tax return, please indicate "Not Applicable".

5. If you have outstanding balances for taxes, including income or excise taxes, custom duties, or the goods & services tax/harmonized sales tax (GST/HST), give the identification or account number(s) for the outstanding balances. __________
6. State the last tax year for which you filed a Canadian income tax return, if applicable: ______

Provided that you, together with any related parties, do not hold or control more than 50% of the Nord Pacific Shares, then please answer the next question as follows. If this is not the case, please speak with your tax advisor.

7. Is the disposition of property to a person with whom you are not dealing at arm's length, or is it a gift inter-vivos? ☐ Yes ☐ No
   If *yes*, and the disposition is at less than fair market value, enter the fair market value at the time of disposition in column (1) below.

D-3

In completing the next box, describe the total number of Nord Pacific Shares that you will be disposing of pursuant to the Arrangement (e.g., "10,000 common shares of Nord Pacific Limited"). If there was a single date when you acquire the Nord Shares, indicate such date where required. Otherwise leave the date of acquisition blank. Finally, use September 20, 2004 as the proposed date of disposition.

Details of property (refer to instructions on page 1 for more information)

Date or proposed date of disposition			Vendor's acquisition date			Description of property
Year	Month	Day	Year	Month	Day	

(1) Proceeds of disposition	(2) Adjusted cost base	(3) Gain or (loss). Column (1) less column (2)	(4) Exemptions	(5) Net gain or (loss). Column (3) less column (4)
$	$	$	$	$
			Payment of tax. Enter 25% of net gain. ▶	$

Complete the above section, **"Proceeds of disposition"** as follows:

(1) Enter the estimated total fair market value of Allied Gold Shares you expect to receive on the Effective Date. In determining this value, the trading price of the Allied Gold Shares on the Australian Stock Exchange on or immediately prior to the Effective Date should provide an acceptable valuation in this regard. The closing price of the Allied Gold Shares on July 8, 2004 was AUS$0.27. This amount must be converted into Canadian dollars. The noon spot rate for the conversion of Australian dollars to Canadian dollars on July 12, 2004 was 0.9603. **In the event that the fair market value of the Allied Gold Shares on the Effective Date exceeds the estimated value you used in completing this application, then you will be required to request an amended clearance certificate at that time.** It should take less time to receive an updated certificate.

To calculate the fair market value of the Allied Gold shares you expect to receive, multiply the number of expected shares times the expected closing price of Allied Gold in Australian dollars as described above times the anticipated Australian to Canadian foreign exchange rate in effect at that time. The resultant sum is the value to be inserted in the box labelled "Proceeds of disposition" above. You may choose to be more conservative in this calculation (i.e., choose a higher number) to reduce the likelihood of having to request an amended clearance certificate after the Effective Date. The number of Allied Gold shares which you are to receive on a one-for-one basis is the same number of Nord Pacific shares that you own.

(2) Enter the "Adjusted cost base" of your Nord Pacific Shares. The adjusted cost base of your Nord Pacific Shares would generally be the amount you paid to acquire the shares. This amount must also be calculated in Canadian dollars using a currency exchange rate in effect at the time the securities were acquired. To do this, multiply the number of Nord Pacific shares you hold times the average price you paid for the shares in U.S. dollars (or Australian dollars for Australian shareholders) times the U.S. (or Australia) to Canadian foreign exchange rate in effect at the time of acquisition. If you do not have records indicating the applicable exchange rate at that time, then you can use the average annual exchange rates provided below. The resultant sum is the value to be inserted in the box labelled "Adjusted cost base" above.

D-4

Canadian dollars per Australian 1.00	
1995	1.0173
1996	1.0675
1997	1.0295
1998	0.9330
1999	0.9589
2000	0.8633
2001	0.8008
2002	0.8535
2003	0.9105

Canadian dollars	
1995	1.3726
1996	1.3636
1997	1.3844
1998	1.4831
1999	1.4858
2000	1.4852
2001	1.5484
2002	1.5704
2003	1.4015

(3) Subtract (1) – (2). This represents the gain or (loss) on the disposition.

(4) In the event that you would realize a gain on the disposition of your Nord Pacific Shares, you may be entitled to claim an exemption from Canadian taxation on such gain if you reside in a jurisdiction with which Canada has a tax treaty and such treaty provides you with an exemption from Canadian taxation. In order to successfully claim this exemption for the purposes of the clearance certificate application, you must provide additional documentation to the CRA. The list of additional documentation required to be submitted with your application in order to claim a treaty exemption is described further below under the heading "Required Supporting Documentation", subparagraph d below.

Subtract (3) – (4) This represents the gain or loss on the disposition after claiming any applicable treaty exemptions. In most cases, where a treaty exemption applies, the amount in (4) would equal the amount in (3) such that there would be no net gain or loss subject to Canadian tax.

Important: The following section applies only to Securityholders who anticipate realizing a gain on the disposition of their Nord Pacific Shares and who may not be exempt from Canadian taxation.

(5) If the amount in box (5) is a positive number, then you will be required to pay 25% of such positive amount to the CRA in order to obtain a Certificate of Compliance with a limit equal to the estimated purchase price, only if you believe you may not be exempt from Canadian taxation. Payment of this amount should be included in the application and should be made by way of certified cheque or money order payable to the "Receiver General for Canada". Alternatively, you could arrange to post acceptable security with the CRA to cover 25% of the estimated gain. Generally, acceptable security for these purposes would be an irrevocable letter of credit or guarantee from a financial institution acceptable to the CRA. If the Certificate of Compliance limit does not equal or exceed the fair market value of the Allied Gold Shares on the Effective Date, Allied Gold will be required to withhold 25% of the difference and remit such amount to the CRA.

For all Securityholders:

Finally, **all** Nord Securityholder must sign and date in the last box as indicated:

Certification

I, ____________________ (Name), certify that the information given on this form is, to the best of my knowledge, correct and complete.

____________________ (Date) ____________________ (Authorized person's signature) ____________________ (Position or office)

T2062 E (01) (Ce formulaire existe en français.) Canada

D-5

Required Supporting Documentation

In addition to completing the Form T2062 as described above, you should include copies of the following documents:

(a) **Evidence of Holdings** – where available, include a copy of your Nord share certificate(s), or some other evidence confirming the number of Nord Shares you hold (e.g., a brokerage account statement). Also include any applicable documents relating to the acquisition of your Nord Shares, such as copies of subscription agreements, option agreements, and selling instruments (e.g., a prospectus or offering memorandum).

(b) **Evidence of Adjusted Cost Base** – include any documentation that will support the calculation of your adjusted cost base in your Nord Shares. This could include the subscription agreements or options agreements with respect to such securities, but could also include brokerage account or bank account statements.

(c) **Evidence of Transaction Terms** – Allied Gold has arranged with the CRA to submit a single copy of the Joint Circular for all of the applications to be made by Non-Resident Securityholders. As a result, unless you send your application to a tax services office of the CRA other than Saint John, New Brunswick, you do <u>not</u> need to send any documentation in this regard with your application.

<u>Important: The following section is applicable to most Nord Pacific shareholders who are not Canadian residents and who may have a gain on the disposition. This section is generally applicable to U.S., Papua New Guinean, U.K., Irish and certain other non-Canadian residents:</u>

(d) **Evidence of Treaty Exemption Entitlement** – If you reside in a jurisdiction outside Canada with which Canada has a tax treaty and such treaty provides you with an exemption from Canadian taxation, you may be entitled to claim an exemption from Canadian taxation on any gain arising from the disposition of your Nord Pacific shares. If you intend to claim an exemption from Canadian taxation on the gain resulting from the disposition of your Nord Shares, you will need to include the following:

Claims for exemptions under tax conventions
If you are claming an exemption under a tax convention, you have to give us proof of residency.

Individuals should include:
- ☐ copies of their most recent income tax returns from the treaty country; or
- ☐ a letter from the tax authority in the treaty country confirming their residency status; or
- ☐ an affidavit signed by a commissioner of oaths or notary public confirming their residency status.

Corporations should include:
- ☐ a copy of their charter; and
- ☐ copies of their most recent income tax returns from the treaty country; or
- ☐ a letter from the tax authority in the treaty country confirming their residency status.

Trusts and estates should include:
- ☐ a copy of the trust agreement, indenture, or will; and
- ☐ copies of the most recent income tax returns from the treaty country; or
- ☐ a letter from the tax authority int he treaty country confirming the trust's residency status.

D-6

The CRA may request additional documentation or explanation with respect to your Request for a Certificate of Compliance. If you do not provide all of the documentation required, or if you do not respond in a timely manner to requests from the CRA in this regard, you may not be able to obtain a Certificate of Compliance prior to the Effective Date. Failure to obtain a Certificate of Compliance and deliver such Certificate together with the share certificates representing your Nord Pacific shares to the Depositary at least one business day prior to the Effective Date with a limit(s) not less than the fair market value of the Allied Gold Shares which you are entitled to receive pursuant to the Arrangement will give rise to withholding obligations on the part of Allied Gold. As a result, Allied Gold will withhold 25% of the Allied Gold Shares you are entitled to receive pursuant to the Arrangement in order to satisfy this withholding obligation. The Escrow Agent will be required to sell these withheld Allied Gold Shares, and it is only the net proceeds against which you will be paid if you deliver a Certificate of Compliance together with the share certificates representing your Nord Pacific shares after the Effective Date. If you do not deliver a Certificate of Compliance together with the share certificates representing your Nord Pacific shares to the Depositary prior to the 21st day of the month following the month in which the Effective Date occurs, Allied Gold and the Escrow Agent will remit your net proceeds to the CRA. You may be entitled to a refund of all or some portion of any amounts remitted to the CRA by filing a Canadian income tax return for your taxation year that includes the disposition of your Nord Pacific Shares. You should speak with your tax adviser as to the requirements relating to the filing of a Canadian income tax return as a result of the Arrangement.

D-7

SCHEDULE "E" FORM 10-KSB OF NORD PACIFIC LIMITED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-19182

NORD PACIFIC LIMITED
(Name of small business issuer in its charter)

New Brunswick, Canada	Not Applicable
(State or other jurisdiction of incorporation or other organization)	(I.R.S. Employer Identification No.)

2727 San Pedro, N.E., Albuquerque, New Mexico 87110
(Address of principal executive offices)(Zip Code)

Issuer's telephone number: 505-872-2470

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Act:

                                        Title of each class                            Name of Exchange on which registered
                             No Par Value Common Stock                                         None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [  ] No[X ].

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer's revenues for its most recent fiscal year were:  $0.00

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such stock as of March 15, 2004 was:  $4,081,000

The number of outstanding shares of the issuer's classes of common stock as of March 15, 2004 was 31,391,610 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Transitional Small Business Disclosure Format               Yes___            No X

PART I

Unless otherwise indicated, "the Company" and "Nord Pacific" are used in this report to refer to Nord Pacific Limited and its subsidiaries.

All dollar references are to United States dollars unless otherwise specifically stated.

ITEM 1:         DESCRIPTION OF BUSINESS.

General

The Company's primary business is the participation in two joint ventures concerning mineral properties located on the islands of the Tabar Group of Papua New Guinea ("PNG"). These joint ventures exist pursuant to an agreement with PGM Ventures Corporation ("PGM"), a New Brunswick, Canada corporation. The primary joint venture of the Company and PGM is a proposed development of oxide gold properties on Simberi Island. See "Business Development" below in this Item and also see Item 2, Description of Property, which Item 2 is incorporated herein by this reference.

The Company has entered into an Arrangement Agreement with Allied Gold Limited ("Allied Gold"). The Company must complete the arrangement contemplated under that agreement, an alternative sale of all or part of the Company, or an external financing in order to be able to continue operations.

Historically, the Company has been engaged in the production of gold and copper in Australia and exploration for copper, gold and other minerals in Australia, Papua New Guinea and North America. The Company was originally incorporated in Bermuda in 1988, at which time it was controlled by Nord Resources Corporation ("Nord Resources"), which had transferred certain mining and joint venture assets into Nord Pacific in exchange for shares of the Company's common stock.

In September, 1998, the Company was reincorporated ("continued") under the Business Corporations Act of New Brunswick, Canada (the "NBBCA"), where it currently maintains its registered office at 40 Wellington Row, Suite 2100, Saint John, New Brunswick E2L 4S3, telephone number (506) 633-3800. The Company's headquarters are located at 2727 San Pedro N.E., Suite 116, Albuquerque, New Mexico 87110, telephone number (505) 872-2470, where office space is leased by its wholly owned subsidiary, Hicor Corporation, a Delaware corporation ("Hicor").

The Company's Australian copper operations were conducted in joint venture with Straits Resources Limited ("Straits"), an Australian corporation. The Company owned a 40% interest in the Girilambone Copper Mine (placed into production in May, 1993) and a 50% interest in the Girilambone North Copper Mine (placed into production in July, 1996). The Company also held a 50% interest in the Tritton Copper Project ("Tritton") and had agreed to purchase the remaining 50% interest from Straits, with payment of the purchase price to be made on an installment basis.

By the end of calendar year 2000, it had become apparent (primarily because of low copper prices and depleting reserves) that the Company could no longer fund its share of joint venture expenses and that it would default on the outstanding purchase money obligations to Straits for Tritton. Nord Pacific was faced with the prospect of insolvency and was unable to complete its audited financial statements for the fiscal year ended December 31, 2000 or file periodic reports under the Securities Exchange Act of 1934 (the "Exchange Act") for such fiscal year and subsequent periods. The Company endeavored to find sources of financing to cover costs of the joint ventures with Straits and preserve its rights to complete the purchase of Tritton but was unsuccessful. Straits threatened legal action in Australia, which would have placed Nord Pacific into insolvency but withheld formal action pending the Company's efforts to obtain funding.

By the fall of 2001, the Company recognized that its only possibility to preserve corporate viability was to try to complete a settlement with Straits in an effort to preserve its remaining assets.  Over the next several months, negotiations with Straits were undertaken and in March 2002, the Company announced that it had reached a final settlement with Straits whereby all of the Company's interests in the Girilambone joint venture properties and Tritton were conveyed to Straits and pursuant to which the Company received a cash settlement of $US643,000 and was relieved of all further liabilities with respect to all of the properties. The majority of the cash settlement was used to pay Australian creditors and the balance used for general working capital with the objective of raising additional equity funds in order for Nord Pacific to become current in its financial reporting and, hopefully, reach agreement with one or more joint venture partners to develop the Company's Tabar Islands gold project in PNG.

At the time of the Straits settlement, the Company's primary remaining asset was the Tabar Islands gold project, as more fully described below under Description of Properties. The Company also held minority positions in two exploration joint ventures in Australia and one in Canada, as well as a 100% interest in a Mexican concession called the Mapimi exploration prospect. The Company decided to concentrate on the Tabar Islands project (which included the Simberi oxide gold deposits), particularly because the price of gold had begun to increase, thereby enhancing the economic viability and prospects for development of the Simberi project.

The Company continued its efforts to raise equity for working capital but was initially unsuccessful. Well over 100 mining and other companies were contacted to determine if they had any interest in pursuing a business arrangement with regard to the Simberi project.  However, the Company was unsuccessful in these efforts until it was introduced to PGM as more fully described below.

Business Development

          PGM Transaction

Following an extensive search for a suitable joint venture partner for the Simberi project, the Company entered into a letter agreement with PGM on September 20, 2002 pursuant to which PGM was granted an option to acquire various interests in the Tabar Islands projects. PGM exercised its option on or about November 29, 2002 by paying the Company a total of $375,000 and entering into a mining joint venture and exploration joint venture (respectively the Simberi Mining Joint Venture and Tabar Exploration Joint Venture) with Nord Pacific. PGM is a public corporation traded on the TSX Venture Exchange under the symbol "PPG.V". The commercial terms of the joint ventures include the following:

1.         Upon exercise of the option, PGM acquired a 25% interest in the Simberi Mining Joint Venture which includes Mining Lease No 136 ("ML 136) and a 1% interest in the Tabar Exploration Joint Venture, which includes Exploration License No 609 ("EL 609"). PGM also earned the right to acquire an additional 25% interest in ML 136 by spending at least US$1.5 million in preproduction costs on or before May 29, 2004, which spending has been accomplished subject to confirmation of funds expended. Further, if PGM is successful in arranging project debt financing on behalf of both parties for development of the Simberi oxide gold deposits, it will earn an additional 1% of ML 136.

2.         The Company and PGM will each be responsible for contributing their respective share of equity required to complete project financing. However, if the Company elects, or is unable to contribute its share, its interest will be diluted in accordance with a standard formula specified in the Joint Venture Agreement.  However, in no event will the Company's interest fall below a 15% interest in the Simberi Mining Joint Venture under this dilution provision.

3.         If PGM earns a 50% interest in ML 136 as described above, it can also earn a 50% interest in EL 609 by spending an aggregate of $2 million in exploration on ML 136 and EL 609 on or before December 31, 2006.

The objectives of the joint ventures are to put the Simberi Oxide Gold Project into production and the further exploration of properties in the Tabar Group.

The Joint Ventures are directed by an Operating Committee ("Opcom") made up of representatives of both companies. The Opcom approves programs and budgets and gives general directions to a Manager who implements the Opcom's decisions in the day-to-day operations of the joint ventures. The joint ventures have an unlimited life.

The Simberi Mining and Tabar Exploration Joint Venture Agreement is attached as an exhibit to this Form 10-KSB and the above summary is qualified in its entirety by reference to the complete Joint Venture Agreement.

The Company had initially planned to utilize the option and buy-in funds received from PGM to become current in its audited financial statements and also current in its reporting under the Exchange Act, which the Company believed would enhance Nord Pacific's ability to raise its share of funds under the PGM Joint Venture.   Unfortunately, on December 31, 2002, Nord Resources (symbol: NRDS.PK) and Ronald L. Hirsch filed suit against the Company and its directors in State District Court in New Mexico seeking to void the PGM Joint Venture and alleging that the directors had acted improperly in completing the transaction. The Company and the directors vigorously contested this action. Nord Resources then pursued a second action in the New Brunswick Court of Queen's Bench seeking, among other things, to invalidate certain shares which the Company had issued to its directors and to compel the holding of a shareholder meeting for the purpose of ousting at least two of Nord Pacific's directors. See Item 3, Legal Proceedings, below.

At the time of these proceedings, issuance of the shares in question would have had a significant impact on the percentage ownership of the Company held by Nord Resources, which could have ranged from about 18% to about 24%. Based upon advice received by the Company from its New Brunswick counsel, the Company's management believed that the shares had been properly issued. The Company's directors also had the view that proper notice had not been given for the shareholder meeting and that the proxy statement issued by Nord Resources was not in compliance with the requirements of the Exchange Act. Therefore, the Company filed an action in the United States District Court for the District of New Mexico asking the Court to set aside the purported meeting, at least until such time as proper notice was given and proxies were properly solicited under the requirements of the Exchange Act.

It should be noted that the Company could not solicit proxies in connection with the purported meeting under the definition of "solicitation" under the Exchange Act because of its delinquency in filing periodic reports and the unavailability of audited financial statements. Nevertheless, the time and cost of the litigation was disruptive and prevented the Company from having any reasonable opportunity to raise funds conventionally for its share of equity under the PGM joint ventures or becoming current in its financial statements.

            Arrangement with Allied Gold Limited

As a result of the Company's financial condition, which was exacerbated by PGM's tardiness in meeting cash calls from the Company under the Simberi Mining Joint Venture Agreement, Nord Pacific began to explore other alternatives to meet its foreseeable project equity and cash operating requirements. These efforts culminated in initial meetings with Allied Gold, a Western Australia corporation, in early August 2003, which had expressed preliminary interest in acquiring the Company.

At the time of the initial discussions, Allied Gold was in the process of listing its stock on the Australian Stock Exchange ("ASX"), which was in fact completed in December 2003. Allied Gold also has an affiliation with Mineral Commodities Limited which is also listed on the ASX and which, in conjunction with the management of Allied Gold, appears to have the capability to raise capital for worthwhile projects.

Discussions and meetings between the Company and Allied Gold continued in a very positive manner. The Company and individual directors entered into a settlement agreement on December 19, 2003 to settle all litigation with Nord Resources and associated parties, and provided mutual releases to each other. The settlement was a condition precedent to Allied Gold's willingness to enter into the Arrangement Agreement. See Item 3, Legal Proceedings.

In order to induce Allied Gold to enter into the Arrangement Agreement and the Credit Facility Agreement, on December 15, 2003, Nord Pacific entered into a new executive employment agreement with Mark R. Welch, Nord Pacific's President and Chief Executive Officer. The employment agreement terminates a previously existing change of control and severance agreement between Nord Pacific and Mr. Welch. The employment agreement sets forth Mr. Welch's monthly salary and his benefit package. The effect of these provisions is to reduce Nord Pacific's potential liabilities to Mr. Welch in the event of a change of control from three years of salary and benefits to salary and benefits for the period ended December 31, 2004. The employment agreement terminates on December 31, 2004 with possible earlier termination, including upon one month's written notice by Nord Pacific or Mr. Welch. If Nord

Pacific terminates Mr. Welch's employment for any reason other than cause, he shall receive a separation package including his base salary for the remaining term of the agreement.

On December 20, 2003, the Company entered into an Arrangement Agreement with Allied Gold pursuant to which, if successfully completed, Allied Gold would acquire all of the outstanding shares of Nord Pacific in an Arrangement under the NBBCA at an exchange ratio of one share of Allied Gold for one share of Nord Pacific, subject to compliance with Canadian withholding tax requirements. Allied Gold also agreed to finance Nord Pacific under the terms of a Credit Facility Agreement signed on December 20, 2003.  An announcement of the Arrangement was filed with the United States Securities and Exchange Commission (the "Commission" or the "SEC") under cover of a Form 8-K dated December 23, 2003 and included as exhibits the Arrangement Agreement and related Credit Facility Agreement between the Company and Allied Gold; both of these agreements are also deemed filed as exhibits to this Form10-KSB through incorporation by reference. The Form 8-K filing also included as exhibits (a) a new Executive Employment Agreement dated December 17, 2003 between Mark R. Welch (President and Chief Executive Officer), the Company and Hicor (See "Related Party Transactions") and (b) the Form of Support Agreement dated December 22, 2003 between Allied, Nord Pacific directors and the Trustee of Retirement Trust for the benefit of Mark R. and Sharon S. Welch in support of the proposed transaction with Allied. These documents are also filed as exhibits to this Form 10-KSB through incorporation by reference.

The summary of the Allied Gold transaction as described herein is qualified in its entirety by reference to the above exhibits. The information contained herein is not a solicitation of a proxy from any security holder of Allied Gold or Nord Pacific, nor is this information an offer to purchase or a solicitation to sell securities. Any offer or solicitation will be made only through an information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information for them to consider with their vote. Any such document will be filed with the SEC, in Canada on SEDAR and with the ASX and will be available at the SEC's web site, www.sec.gov. Nord Pacific, its directors, executive officers and certain employees may be considered "participants in the solicitation" of proxies from Nord Pacific's shareholders in connection with the proposed business combination. Information regarding such persons and descriptions of their interests in the proposed business combination and related transactions will be contained in the proxy statement of Nord Pacific when it is filed.

As set forth above, under the Arrangement provided by the Arrangement Agreement, Nord shareholders (other than Allied Gold) will receive one share of Allied Gold common stock for each share of Nord Pacific that they own, subject to compliance with Canadian withholding tax requirements. If the Plan is approved, Allied Gold is expected to issue 22,270,152 ordinary shares based on the same number of Nord Pacific shares being currently outstanding, which includes 1,431,482 Nord Pacific shares issuable to W. Pierce Carson (a former executive officer and director of the Company), fully diluted and not held by Allied Gold, pending certain actions as more fully described below.

Allied Gold (symbol: ALD.AX) is headquartered in Perth, Western Australia and is actively engaged in exploration for gold and acquisition of gold properties.  It is closely affiliated with its parent company, Mineral Commodities Limited, which is also traded on the ASX (symbol: MRC.AX).  Mineral Commodities Limited is engaged in a number of projects including the large Xolobeni heavy minerals project in South Africa.

This Arrangement, if successfully completed, will result in Allied Gold, through its ownership of Nord Pacific, acquiring a joint venture interest in the advanced Simberi Gold Project located in the Tabar Islands of New Ireland Province, Papua New Guinea, as well as a joint venture interest in the Tabar Exploration Joint Venture. See Description of Property below for a description of these mining and exploration interests.

Completion of the Arrangement is subject to various conditions. These conditions include court approval of the Arrangement in New Brunswick, regulatory approvals, approval of the Arrangement by the shareholders and option holders of Nord Pacific, approval of the issuance of Allied Gold shares by shareholders of Allied Gold, the continued accuracy of representations and warranties, Allied Gold's satisfaction with results of its due diligence review of Nord Pacific and no adverse changes affecting Nord Pacific or its joint ventures that in Allied's reasonable judgment make it inadvisable for Allied to proceed with the Arrangement. The Arrangement Agreement provides that Nord Pacific will seek a court order approving the Arrangement and an interim court order providing that the Arrangement must be approved by two-thirds of the votes cast by Nord Pacific shareholders and Nord Pacific option holders voting together, with Nord Pacific shareholders being entitled to one vote for each Nord Pacific share held and Nord Pacific option holders being entitled to one vote for each Nord Pacific share issuable pursuant to a Nord Pacific option. Nord Resources, which holds approximately 3.7 million shares (12%) of Nord Pacific, and the management and directors of Nord Pacific, who hold 5.3 million shares (17%), have agreed to vote their Nord Pacific shares in favor of the Arrangement. Allied Gold holds approximately 10.6 million shares (34%), as more fully described below.

The Arrangement Agreement also contains covenants on the part of Nord Pacific. They include not incurring liens or new indebtedness for borrowed money, conferring with Allied Gold as to operational matters related to the joint ventures of Nord Pacific, obtaining the prior approval of Allied Gold (which approval will not be unreasonably withheld) for material decisions relating to those joint ventures and compliance with the Credit Facility Agreement with Allied Gold.

In the Arrangement Agreement, Nord Pacific has agreed not to solicit or encourage any competing acquisition proposals and has agreed to pay Allied Gold a break fee of $240,000 plus expenses if the Arrangement Agreement is terminated under certain events.  If the Arrangement Agreement is terminated, the loans and other liabilities under the Credit Facility Agreement may become due and payable.

Nord Pacific and Allied Gold also entered into a Credit Facility Agreement under which Allied Gold has agreed to loan up to $5.4 million to Nord Pacific to fund its share of Simberi Mining Joint Venture capital requirements and to fund ongoing corporate costs prior to completion of the Plan of Arrangement.  The notes issued for loans under the agreement bear interest at LIBOR plus 2% and mature on December 31, 2005.  The notes are convertible, at Allied's option, into Nord Pacific common stock at increasing prices per share. The notes provide that the initial $600,000 (all of which has already been advanced) is convertible at a price of $0.05 per share, the next $1,800,000 (of which $199,780 has been advanced) at $0.10 per share, the next $1,000,000 at $0.15 per share, the next $1,000,000 at $0.20 per share and the last $1,000,000 at $0.25 per share.  Once Allied Gold acquired conversion rights to acquire 10% of the shares of Nord Pacific (which has occurred), it became entitled to nominate a director to replace an existing director on the Board of Nord Pacific.  When and if Allied Gold acquires shares and conversion rights to 50% of the shares of Nord Pacific, Allied Gold will be entitled to replace another director.

On February 17, 2004, the Company announced that Allied Gold had converted the initial loan in the amount of $527,647 under a Series A Note into 10,552,940 shares of Nord Pacific's common stock, representing 33.8% of the Company's outstanding common stock. The announcement also stated that Mr. John B. Roberts voluntarily stepped down as Chairman of Nord Pacific and, in line with the Arrangement Agreement with Allied Gold, had been replaced as Chairman by Mr. Gregory H. Steemson, who was formerly Managing Director of Allied Gold.

On March 17, 2004, the Company announced that Allied Gold had advanced an additional $272,223 under the Credit Facility Agreement, which, if converted by Allied Gold into Nord Pacific common stock, would increase its total ownership to 40.2% of Nord Pacific's outstanding common stock.

Nord Pacific may not prepay the principal of the advances except upon termination of the Arrangement Agreement under certain circumstances. The obligation of Allied Gold to make each advance is subject to various conditions, including the continued accuracy of representations and warranties in the Credit Facility Agreement and Arrangement Agreement, no change with a material adverse effect on Nord Pacific, and the Arrangement Agreement remaining in full force and effect without a default on the part of Nord Pacific. The Credit Facility Agreement also contains covenants on the part of Nord Pacific, including that Nord Pacific will comply with the Arrangement Agreement, not incur liens or security interests except for permitted encumbrances, not incur additional indebtedness except permitted debt, not sell assets, not change its business and maintain a board of directors consisting of three or four members.  Allied Gold is entitled to a $50,000 facility fee on the maturity date or earlier if the due date of the loans is accelerated.

Nord Pacific engaged Stark Winter Schenkein & Co. LLP of Denver, Colorado, as auditors to prepare the necessary financial statements and annual reports which are in arrears and are required by regulatory authorities in order to solicit proxies and hold a shareholders' meeting for the purposes of voting on the Arrangement.  Holland & Hart LLP, also of Denver, has been engaged as securities counsel for the Company to assist with the preparation of public filings to be made with the SEC.

Because the issuance of Allied Gold shares under the Arrangement is subject to payment of Canadian withholding taxes by Allied Gold in respect of Nord Pacific security holders who are not residents of Canada, non-Canadian security holders of Nord Pacific will need to provide to Allied Gold an exemption certificate from the Canadian Revenue Agency ("CRA") that such withholding tax need not be remitted by Allied Gold.  Otherwise, Allied Gold will be required to remit 25% of the value of the consideration for the Nord Pacific Shares to the CRA, with the balance being paid to the Nord Pacific security holders in Allied Gold shares.  It is anticipated that instructions as to how to obtain an exemption certificate will be provided to Nord Pacific security holders as part of the proxy information package which will be sent to shareholders in connection with the proxy solicitation for the meeting called to consider approval of the Arrangement.

It is currently expected that the security holders' meeting to approve the Arrangement will be held in the second quarter of 2004.

            Additional Events

On January 14, 2004, the Company received notice, in the form of a news release by PGM, that PGM proposed making a formal bid for all of the issued and outstanding shares (with qualifications) of Nord Pacific. To date, Nord Pacific has not received any such formal bid. Nord Pacific advised PGM by letter on January 20, 2004 that any such bid or offer should comply with United States securities laws regarding proxy solicitations, tender offers and offers of securities to the public in the United States and that the PGM press release may have violated these laws. PGM has not responded to the Company's letter. The Company also filed a Form 14D-9 with the SEC on February 2, 2004, which included a letter to shareholders advising them of the PGM news release, stating (among other matters) that:

"The news release by PGM creates more questions than it answers, but is clearly hostile in contrast to the proposed transaction with Allied Gold.  In the press release, PGM states that PGM will be seeking a court order that certain share allotments and reservations made by the Board of Nord Pacific be voided and set aside.  Nord Pacific believes that those transactions are valid.  There are other contingencies and uncertainties in the PGM press release and Nord Pacific has doubts that PGM's press release and related activities complies with applicable securities laws. If and when appropriate, the Nord Pacific Board of Directors will consider and evaluate a proposal or offer of PGM, or any other person, and will let you know its view regarding any such proposal or offer . . . .In the meantime, the Nord Pacific Board of Directors and management plans to stay on track under its agreements with Allied Gold and had been advised that Allied Gold intends to pursue the same course of action."

The reason for questioning whether the PGM press release complied with applicable securities laws was based upon the Company's belief at that time that a tender or exchange offer for shares of Nord Pacific, if made, would be subject to the application of the United States securities laws and that any such tender or exchange offer would need to comply with those laws. Factors relevant to this conclusion are stated under "Shareholders" in Item 5 below. The Company also believed that PGM was aware of these facts because of prior discussions and because of the manner in which the Company has made filings with the SEC. However, PGM did not initially file the press release with the SEC as a communication prior to commencing a tender or exchange offer as required by rules under the United States securities laws. The Company continues to believe that a tender or exchange offer for shares of Nord Pacific, if made, would be subject to the United States securities laws.

On March 2, 2004, PGM and Warrama Consulting Proprietary Limited ("Warrama"), an Australian financial consulting firm, filed a motion with the New Brunswick Court of Queen's Bench requesting that PGM and Warrama be added as parties in the proceeding brought by Nord Resources against Nord Pacific and certain directors as indicated above. See Item 3 below. Nord Pacific and Nord Resources agreed to the settlement of this litigation in December 2003 just prior to Nord Pacific entering into the Arrangement Agreement with Allied Gold.  In the motion, PGM and Warrama claimed to be shareholders of Nord Pacific, owning 5,000 and 75,000 shares respectively, and also claimed that actions of the Nord Pacific Board regarding the Arrangement with Allied Gold have been, among other things, oppressive and unfair and have been done without proper care. They requested the Court to declare all directors' meetings since June 28, 2003 null and void, to set aside transactions with Allied Gold, and to invalidate 5.2 million common shares issued previously to certain directors.  A court hearing on the motion of PGM and

Warrama was held on March 23, 2004, at which time the Court adjourned the hearing until April 7, 2004. On April 7, 2004, the Court dismissed the motion of PGM and Warrama and awarded costs to Nord Pacific and Nord Resources in the amount of C$8,000 to be paid one-half by each of PGM and Warrama as related to the motion.  The Court also discontinued all legal proceedings and terminated an Interim Order issued on June 26, 2003.  The Court also signed a Consent Order confirming the settlement of the action between Nord Resources and Nord Pacific (among others), and a discontinuance of the legal proceedings was filed at the direction of the Court.

PGM may have motivations other than the interests of Nord Pacific's shareholders.  As indicated above, PGM stated in a press release dated January 14, 2004 that PGM "is making" a bid for all issued and outstanding shares of Nord Pacific.  Nord Pacific has not received an offer or documents for an offer by PGM.  PGM is also a party with Nord Pacific to the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture. Warrama had been a financial adviser to Nord Pacific and to the Simberi Mining Joint Venture.  Warrama has also stated in a court filing that Warrama was retained in January 2004 by PGM to assist with the development, promotion and enhancement of PGM or its affiliated company's current economic interest in the Simberi Mining Joint Venture.

PGM has earned a 50% interest in the Simberi Mining Joint Venture, subject to confirmation of funds expended by PGM. If Nord Pacific cannot meet its share of expenses in the joint venture, PGM could dilute Nord Pacific's interest in the Simberi Mining Joint Venture, according to a formula, to as low as 15%, with PGM's interest rising to 85%. Similar provisions apply in the Tabar joint venture.

Nord Pacific has been using funds borrowed from Allied Gold to pay expenses of giving its security holders current information about the Company, to give its security holders the opportunity to consider the Arrangement, to pay legal expenses, to support its operations and to meet its equity requirements for the Simberi Mining Joint Venture in order to preserve its participating interest in the joint venture as an asset for all of its shareholders. If these loans by Allied Gold had to be repaid, if Nord Pacific were unable to meet the equity requirements of its Simberi Mining Joint Venture, and if PGM were to fund the additional equity requirements for the Simberi Mining Joint Venture, then (as described above) under the joint venture agreement PGM would be able to increase its participating interest in the Simberi Mining Joint Venture at the expense of Nord Pacific's participating interest to the detriment of Nord Pacific's shareholders.

Products and Marketing

At the present time, the Company has no products to market but ultimately intends to be, through the Simberi Mining Joint Venture (and, as currently contemplated, as a subsidiary of Allied Gold) a producer of gold with respect to its share of production under Part 24 of the Simberi Mining Joint Venture Agreement with PGM, provided project financing is arranged, of which there can be no assurance. Part 24 does contain, however, certain restrictions on the ability of the joint venture parties to market their respective share of gold production as long as project debt is outstanding. The manner in which such restrictions will be operative cannot be determined until the detailed terms and conditions of project financing have been established. As a practical matter, however, gold is a fungible commodity widely traded in world markets and can be readily sold on a spot or forward-sale basis. Nord Pacific has sound experience in gold marketing and hedging through its prior majority ownership and successful operation of a gold mine in Australia.

The Industry and the Registrant's Competition

Because of the Company's financial condition, it has not been in a position to compete in the exploration and mining industry for many years. The exploration and mining industry has been historically competitive in terms of project opportunities and recruiting employees, and it has always been difficult for smaller companies to compete with well-financed large mining companies.

Employees

The registrant has four full time employees, two of whom are based in Albuquerque and two in Sydney, Australia.

ITEM 2:         DESCRIPTION OF PROPERTY.

Offices

The Company leases approximately 1,900 square feet for its executive offices located at 2727 San Pedro NE, Suite 116, Albuquerque, New Mexico 87110 on a monthly basis at a rent of $2,155 per month. The lease is cancelable on 90 days' notice. Nord Pacific's management believes that the executive offices will be adequate for the Company's business for the near future. In Sydney, Australia, the Company's operations are conducted out of the homes of its two employees. As hereinafter described, the Simberi Mining Joint Venture maintains an office on Simberi Island (Papua New Guinea), the costs of which are being paid by the Joint Venture.

Mineral Properties

The Company's principal mineral properties consist of its holdings in the Tabar Islands, Papua New Guinea, in the form of Mining Lease No. 136 on Simberi Island, and Exploration License No 609 which covers the balance of the Tabar Islands not covered by the Mining Lease.  Both instruments are included in the Joint Ventures with PGM.

The Papau New Guinea government owns 786,000 shares of the Company's common stock.

In addition, the Company holds an exploration concession covering the Mapimi precious and base metal prospect near Durango, Mexico and minority interests in two precious and base metal exploration joint ventures in Australia and one in Canada. The Australian exploration joint ventures are conducted by the other parties but are not considered by the Company to be significant assets at this time. The Company's interests are being diluted as the other joint venturers expend funds.  The Company believes that the Mapimi prospect has potential for discovery of gold, silver, lead, zinc and copper deposits but is not the subject of any current work program and its holding costs are minimal. Nord Pacific does not currently have available funds to independently undertake any exploration work at Mapimi and does not have any discussions in progress pursuant to which a joint venture for Mapimi exploration would be undertaken.

In many countries outside the United States (including Australia and Canada), quantities, volumes and distances are set forth in metric terms, which can sometimes be confusing to U.S. residents. The following are some of the more common metric and English equivalents used in describing mining properties, which are described herein in metric equivalents unless otherwise stated:

Metric                                      English

Centimeter (cm)                        0.39 inches = 1 cm

Gram (gm)                                31.1 gm = 1 ounce (troy)

Hectare                                     2.47 acres = 1 hectare

Kilometer (Km)                        0.62 miles = 1 Km

Meter (m)                                 39.37 inches = 1 m

Tonne                                       2,240 pounds (or 1.12 short tons) = 1 tonne

Gram                                        1 troy ounce gold = 31.1034768 grams

Tabar Islands and Simberi Mining Joint Venture

General

The Company's properties covered by Mining Lease 136 are part of the Simberi Mining Joint Venture. The Simberi Mining Joint Venture proposes to develop a mining operation and a gold extraction plant on Simberi Island in the Tabar Group on certain of these properties, which is called the Simberi Oxide Gold Project or the Project.

In August 2003, Lycopodium Pty Ltd., an independent engineering consultant located in Australia, with contributions from the parties to the Simberi Mining Joint Venture and other consultants, completed a feasibility study of the Simberi Oxide Gold Project. The estimated capital and operating costs of the Simberi Oxide Gold Project as set forth in the 2003 feasibility study in Australian dollars were converted into U.S. dollars on the basis of

A$1 for US$0.625. The feasibility study also used a gold price per ounce of US$350. The foreign exchange rate at March 31, 2004 was approximately A$1 equals US$0.75, and the gold price on that date was US$425 per ounce. The capital and operating costs in United States dollars could be higher or lower depending on the foreign currency exchange rate and, depending on the price of gold, could affect the reserves at the Simberi Gold Mining Project.

The Simberi Oxide Gold Project involves the development of oxide gold deposits located on Simberi Island within ML 136. "Oxide gold deposits" are those that have been "weathered" (or oxidized) by nature (generally as the result of surface waters which have percolated through the mineralization over millions of years) and are generally found at or near the surface. The oxide deposits are amenable to open-pit mining methods, as well as processing and recovery of gold through conventional milling for the recovery of gold bullion.

The gold mineralization ("ore") begins at the surface, with little or no waste to be mined (which would normally be disposed of in waste holding facilities). However, inferred resources do exist at the various mine sites which contain economically extractable gold values.  These in-pit resources have to be mined in order to access the balance of the ore reserves.  Due to the nature of the terrain, high rainfall events, environmental constraints and considerations, and the contained and recoverable gold within the in-pit resources, a decision was made that it is more economic to mine and process the in-pit resources than it is to dispose of the material.  This approach at the same time avoids some environmental problems (such as muddy run-off and stream and coastal pollution).  In all cases, the in-pit resources have gold grades that are in excess of the operating cutoff grades.

There are several deposits to be mined, ranging in size from a few hundred thousand tonnes to several million tonnes.  The deposits tend to occur on the tops or along ridges of the interior hills of Simberi Island.

After clearing each deposit from natural vegetation, the gold, including internal inferred resources, will be mined utilizing bulldozers and front-end loaders.  Mined materials will be crushed at or near each mine site.  The crushed materials will to be slurried with water and will be transported by pipeline to a processing mill located near the coast line, where it will be received into large storage and processing tanks.

The oxide gold is amenable to conventional milling practices using sodium cyanide as the leaching agent. After additional grinding, if required, the resulting slurry, referred to as "pulp", will be pumped into the processing circuit, which consists of a series of large open-topped agitated tanks in which cyanide leaching and carbon adsorption take place.  A weak solution of sodium cyanide is introduced into the pulp at a relatively high pH. The gold is dissolved by the cyanide and goes into the leaching solution. Following this step, the gold is recovered through what is commonly referred to as a carbon-in-leach ("CIL") or carbon-in-pulp ("CIP") process. Activated carbon has the ability to adsorb gold from the cyanide solution. Accordingly, discrete particles of activated carbon, usually manufactured from coconut shells, are introduced into the pulp as well. The gold is adsorbed onto the particles of carbon, which are then periodically screened out from the pulp.  The gold is then stripped from the carbon using a stronger solution of cyanide and is recovered through conventional electrowinning (electrical extraction from solution).

Drilling and geophysical work performed at the oxide deposits at Simberi, as well as on the other islands, has also confirmed the presence of sulfide gold mineralization underlying the oxides, demonstrating the potential for further exploration. Generally, sulfides consist of mineralization in which the metallic elements, such as iron and copper, are chemically linked to sulfur and have not been exposed to the weathering or oxidation applicable to oxides.  The gold occurs as elemental gold within sulphide crystals, typically pyrite. The sulfide mineralization is usually found at greater depth than the oxides and can often, if ore reserves are discovered, require underground mining methods and a more complicated and therefore more expensive method of processing than that required for oxides.

The geology of the Tabar Islands is similar to that on Lihir Island, located about 80 kilometers from Simberi, on which an affiliate of Rio Tinto Plc. (Lihir Gold Limited) produces a reported 650,000 ounces of gold per year from a massive sulfide deposit using autoclave leaching technology. Should an economic sulphide deposit be developed on Simberi, it might be possible to treat the ore or sulphide concentrates at the Lihir facility, subject to a satisfactory agreement with Lihir.

In 1981, Nord Resources acquired EL 609 covering the Tabar Islands group, which are located in the northern part of PNG in New Ireland Province. In 1983, the exploration license was farmed out to the Kennecott Niugini Mining

Joint Venture, which earned a 70% interest in the license and resulted in the following ownership:  Kennecott Explorations (Australia) Ltd. (61.6%), Nuigini Mining Ltd. (8.4%) and Nord Resources (30%). Kennecott, now owned by Rio Tinto Plc., managed the joint venture, which expended over $14 million on exploration and development drilling over a 10-year period on the Tabar Islands, the major part of which was spent on Simberi Island. Amounts expended included administrative costs associated with the joint venture, as well as costs associated with developing an infrastructure on Simberi Island. Other exploration targets on Simberi and the other islands were also identified for both gold and copper mineralization.

The Company was organized in Bermuda in 1988 for the purpose of acquiring all of the assets, subject to the liabilities, of two limited partnerships.  The partnerships and Nord Resources owned the venture interests in a California joint venture (Nord-Highlands).  In April, 1990, the partnerships transferred all of their assets, including the interests in the Kennecott-Niugini Tabar Exploration joint venture (subject to their liabilities) to the Company in exchange for common shares of the Company, and Nord Resources relinquished all rights it had in Nord-Highlands.  The partnerships then immediately dissolved and liquidated and distributed the shares of the Company to their respective limited partners.  In 1993, the Company acquired all the interests of Kennecott and Nuigini in the joint venture. Nord Pacific's former joint venture partners (Kennecott and Nuigini Mining) have an option to reacquire 50% of a project if feasibility studies indicate that the project could produce 150,000 ounces or more of gold annually.  If the option is exercised, the former owners would be required to pay to the Company 250% of its cumulative expenditures for mine development from July 1994 to the date the option is exercised.  The Company concentrated its efforts on further exploration and development of the oxide gold deposits on Simberi Island. As a result of these efforts, which were undertaken at an approximate cost of $14 million through December 31, 2003, seven oxide gold targets were delineated.

Simberi Oxide Gold Project and 2003 Feasibility Study

The Simberi Oxide Gold Project consists of the development of a mining operation and a gold extraction plant on Simberi Island as previously described. The mining operation, as proposed by the Simberi Mining Joint Venture, would include open pit mining at seven locations or pits. The proposed treatment plant will be designed to operate at 1,000,000 metric tonnes of oxides per year and, as proposed, will commence operation at a rate of 600,000 metric tonnes in the first year.

Lycopodium Pty Ltd was initially engaged by Nord Pacific in 1996 to prepare a feasibility study for the development and production of gold from the Simberi oxide deposits. This study was completed in August 1996. Under the Simberi Mining Joint Venture with PGM, Lycopodium was retained in 2003 to update the 1996 feasibility study in connection with plans to obtain financing for the development of the Project (the "2003 feasibility study"). Pursuant to these undertakings, Lycopodium managed and compiled the 2003 feasibility study; in doing so, Lycopodium prepared parts of the study and retained independent consultants for other specific areas of responsibilities, including the following:

  Geological interpretation;

  Resource estimation;

  Technical review of data collection;

  Mine planning and scheduling, including mine operating cost data and mining methodology;

  Geotechnical data;

  Water management;

  Submarine tailings facility design;

  Environmental plans, management and monitoring;

  Business plan;

  Process plant design and metallurgical characterization;

  Infrastructure and plant operation;

  Estimates of capital and operating costs;

  Project implementation plan; and

  Financial analysis.

Lycopodium has estimated that the capital cost of constructing the oxide processing plant and related infrastructure is approximately A$29.6 million or US$18.5 million. Lycopodium has also estimated that mining, treatment and plant operating costs, including maintenance and administration, will be approximately A$19.13, or US$11.96 per metric tonne of ore in the first year of operation (including costs of administration and maintenance) and approximately A$12.94, or US$8.09 per metric tonne thereafter. These estimated amounts are based on the value of Australian dollars at A$1 for US$0.625, are exclusive of working capital and financing costs and contain no allowance for, among other things, escalation of costs or compensation of corporate staff during construction or operations.

The current plan as stated in the 2003 feasibility study provides for a plant which will produce on average approximately 34,000 ounces of gold per year for a minimum of nine years. The 2003 feasibility study estimated that 90% of the gold in the proven and probable reserves of 6,854,000 tonnes at 1.36 grams per tonne will be recovered into 270,000 ounces of gold as metal bullion and that approximately 85% of the gold contained in the inferred resources of 2,125,000 tonnes at 0.95 grams per tonne will be recovered into 55,000 ounces of gold as metal bullion, for a total estimated production of 325,000 ounces of gold from the reserves and in-pit inferred resources. Based upon the stated capital and operating cost estimates, this equates to a total average cash cost of production, including general/administration costs, of approximately US$238 per ounce. In addition, the initial construction capital (US$18.5 million) equates to an average capital cost per ounce of gold produced of approximately US$57, exclusive of interest costs. The current plan as stated in the 2003 feasibility study and these costs are based upon mining the estimated proved and probable reserves and also the estimated inferred resources which are not reserves. See also "Tabar Islands and Simberi Mining Joint Venture - General" above regarding the decision to mine in-pit resources.

There can be no assurance as to the future price of gold, which historically has been quite volatile, or to the future exchange rate between the Australian and United States dollars, the latter of which has been in a downtrend during the last year. Other than labor at the Simberi project, most costs will be incurred in Australian dollars. In this regard, a major component of cash operating costs will be determined by the cost of diesel fuel for generation of electric power and to perform mining operations. The world price of oil has recently climbed to 14-year highs, which could adversely affect overall operating costs.

PNG Mining Laws, Mining Lease and Exploration License

The principal PNG mining laws are the PNG Mining Act, the Mining (Safety) Act and the Regulations under these acts. The PNG Mining Act provides that "all minerals existing on, in or below the surface of any land in PNG, including any materials contained in any water lying on any land in PNG, are the property of the PNG Government. The PNG Mining Act also provides for a system of licenses and leases, pursuant to which persons are permitted to explore for minerals, develop mines and extract mining products. The Mining (Safety) Act provides for the regulation and inspection of mines and associated works.

In 1990 and 1991, actions were brought in the PNG National Court challenging the constitutional validity of the prior Mining Act on the grounds that the PNG Government's ownership of minerals under privately owned land resulted in an unjust deprivation of property. The actions were dismissed on procedural grounds and thus the merits of the challenge were never decided. When the PNG Mining Act was enacted in June 1992, provisions were included in an attempt to clarify the constitutional status of any compulsory acquisition of property, or deprivation of the use or possession of property, which may be effected by or under the new PNG Mining Act.

The primary rights for operations under the PNG Mining Act are exploration licenses and mining leases. An exploration license confers the exclusive right to carry out exploration for minerals for a two-year period over a defined area. The holder of an exploration license is required to conduct certain minimum agreed exploration activities during the term of the license. Assuming it complies with the terms of the exploration license and submits an acceptable program for the next period, the holder can generally expect the license to be renewed for additional two-year periods over a reduced area at each renewal down to a minimum of 250 sq km. However, the holder has no legal right to require such an extension. A mining lease with respect to property covered by an exploration license can only be granted to the holder of the license, although the PNG Government is under no obligation to issue a mining lease and could simply allow the exploration license to lapse, in which case a mining lease for the property could be granted to another person.  In practice, this has not occurred to the Company's knowledge.

In December 1996, Nord Pacific, the PNG government, the New Ireland Provincial Government, the Tabar Community Government (now called the Central New Ireland Local Level Government) and the Simberi Landowners Association entered into a Memorandum of Agreement ("MOA") that details the relationship among the parties during the project life. Pursuant to the MOA, a mining lease, ML 136, was granted by the Papua New Guinea Department of Mining ("DOM") for the mining and exploitation of the Simberi oxide deposits for a period of 12 years.

A mining lease provides tenure to carry out construction and operations. Mining Lease 136 ("ML 136") has been granted for a term expiring on December 31, 2008 and may be extended indefinitely to cover the life of the project provided that production is being obtained at the end of the primary term. In addition, before the land is occupied for mining purposes, agreement must be reached with the landowners on appropriate compensation, which has been accomplished for ML 136 but which is currently under review as provided in the MOA. Such compensation is relatively nominal and effectively constitutes annual rental to the landowners.

ML 136 covers 2,560 hectares. Seven different Simberi deposits will be the subject of initial exploitation by the Simberi Mining Joint Venture. EL 609 essentially covers the balance of the Tabar Islands. The term of EL 609 has been extended until May 5, 2005 pursuant to the Company having completed its previous work programs and pursuant to an approved exploration plan.

The holder of a mining lease is obligated to pay a royalty to the PNG Government equal to 2% of the net smelter returns derived from sale of the recovered minerals or metals, a substantial portion or all of which is distributed to the landowners and the Local Level Community Government.

The standard conditions of Mining Lease No 136 include the following requirements:

  Nord Pacific complies with the Mining (Safety) Act Chapter No. 195A and its Regulations;

  Nord Pacific complies with the conditions imposed by the Department of Environment and Conservation and conditions set by the Bureau of Water Resources;

  Nord Pacific provides the DOM with production reports every six months incorporating monthly production figures gained as a result of the lease;

  Nord Pacific submits the open-pit mining plans to the Chief Inspector of Mines six weeks prior to the commencement of mining operations;

  Nord Pacific submits to the Chief Inspector of Mines all construction and mine plans; and

  Other standard provisions including conditions relating to land use and mine closure.

            The Project-specific conditions of the Mining Lease include the following requirements:

  The Project is to be developed as defined within the 1996 Feasibility Study of the Simberi Oxide Gold Project originally prepared by Lycopodium Pty. Ltd. ("Lycopodium").  The feasibility study was updated in 1999 and further updated in August 2003 under the present joint venture, but the Project remains essentially the same.

  Nord Pacific shall commence production of gold by December 31, 2004.  This is expected to be extended for at least another two years consistent with past extensions based upon discussions and correspondence with officials of the PNG government.

  Nord Pacific is required to provide an alternative water supply to any village or hamlet whose normal water supply is impacted by the Project, which has already been addressed to the satisfaction of the Government. It should be noted that the Project could use salt water from time to time for its process water should there be a fresh water shortage.

  Nord Pacific shall maintain drainage channels draining from areas affected by mining which pass through villages in a state that minimizes flood impacts on village areas.

Finally, the Mining Lease acknowledges "it is planned to continue exploration and evaluation of any sulfide resources which may be identified within the Mining Lease for future development if proven to be economic."

Exploration License No 609 (EL 609) covers an area of 234 square kilometers (90.4 square miles) and extends over the islands of Big Tabar, Tatau and the western side of Simberi Island. As described previously, exploration licenses are granted for two years and can be extended in two-year terms subject to the approval of the Minister for Mining. The annual rental for EL 609 is K32,430 (approximately US$10,000) and the minimum annual expenditure requirement is K138,000 (US$43,000). The conditions of the licensee are:

  Compliance with the work program submitted at the time of application

  The State has the right to acquire up to 30% equity in the any mineral discovery within the license.

The previous joint venture with Kennecott and Niugini Mining and subsequent sole exploration by Nord Pacific resulted in the identification of some 22 prospects of which 17 are gold related and the other five are gold and copper occurrences.

Permitting

All significant environmental and operating permits required for the Simberi Mining Joint Venture to undertake gold production operations on the Simberi oxide gold deposits have been obtained, although some additional permits will be necessary with respect to water pumping and discharge, and the environmental permits are being updated. Applications have already been made for such additional permits, and the Company reasonably believes, and has been so advised, that they will be granted by the PNG government without undue delay, complications or requirement for performance of additional work.

Financing

Development of the Simberi Oxide Gold Project will require outside financing. The Simberi Mining Joint Venture parties have estimated that debt of approximately US$20 million will be required. PGM has announced that it plans to complete such debt financing for the Project in the spring of 2004. However, the Company has not been furnished with any detailed information concerning the financing plans of PGM or the equity share of each of PGM and the Company for the Project if such a financing were obtained. As described above under "Plan of Arrangement With Allied Gold Limited," the Company has available funding which should be sufficient to satisfy its share of the equity portion of any financing for the Project.

Geography and Climate

Papua New Guinea lies wholly within the tropics north of Australia and comprises the eastern half of the island of New Guinea (the western half forming Irian Jaya, a province of Indonesia); the Bismarck Archipelago, the main islands of which are New Britain, New Ireland and Manus; the northernmost Solomon Islands of Bougainville and Buka; and the group of islands in the eastern part that include Trobriand and D'Entrecasteaux Islands. Papua New Guinea is one of the largest countries in the South Pacific with a land area of approximately 465,000 square kilometers.

A line of active volcanoes stretches along the north coast of the mainland and through the island of New Britain. The coastline is ringed by coral reefs with very few deep landlocked harbors. The vegetation changes from swamps and savannah grasslands on the coast through tropical rain forest to moss alpine forest and grasslands in the highlands. The dominant vegetation is dense tropical rain forest.

The climate is tropical and monsoonal with only two seasons, the wet and the dry, (although at the latitude of the project (2o40'S) the rainfall is distributed relatively evenly throughout the year), regulated by the northwest and southeast airstreams, respectively. Temperatures vary significantly between the coast (20°C to 35°C) and the highlands (l0°C to 30°C). Rainfall varies from 102 cm per annum in the Port Moresby area to more than 510 cm per annum in some localities. At Simberi average annual rainfall is about 300 cm per year.

Simberi is the northern-most island in the Tabar Group. The Tabar Group forms part of an alkaline, basic to intermediate chain of volcanic islands that have a northwest trend roughly parallel to the coast of New Ireland, and are known as the Tabar - Lihir - Tanga - Feni island arc (TLTF). The island groups are roughly equidistant from one another (approximately 75km) and are spread out over a distance of 225km from Bougainville in the south to Mussau in the north.

Access to Simberi and the other Tabar Islands is generally by ship or boat, which will be the means by which equipment, supplies and consumables are transported to the harbor at Simberi Island for mining operations. Simberi Island also has a usable airstrip for light planes, which facilitate transportation of management personnel or visitors, who generally will fly in from Port Moresby. All electric power on Simberi will generated by diesel-fired generators, including at least one proposed standby generator to allow for repairs and maintenance.

Geological Setting and Mineralization

The gold prospects on Simberi are Island located in the eastern half of a volcanic core and are within an epithermal alteration system about 4 km by 2 km in size. The oxide gold mineralization varies between a few meters to 50 meters in thickness and is typically at the top of or running along ridges. The grade of the mineralization is related to the degree of fracturing of the host rocks, which are generally altered alkaline lava flows or intrusives, or volcanoclastics and tuffs (consolidated volcanic ash). In layman's terms, this refers to a geologic system in which prehistoric volcanic activity was present and resulted in hot, mineral-bearing solutions being percolated upwards to the surface through fractures in the volcanic rock, with the result that the minerals were precipitated in the host rock as the solutions cooled. All the main gold prospects on Simberi Island are concentrated in a north-south corridor on the eastern side of the island, coincident with a strong airborne geophysical radiometric and magnetic anomaly typical of alteration associated with an epithermal mineralization system.

Although all the prospects on Simberi outcrop on or near ridge crests, the reasons for which are not clear, the gold mineralization does not seem to be associated with any particular lithology (rock type).

In the oxide zone, gold mineralization is associated with anomalous arsenic values. Where higher gold values occur, high arsenic values also occur. High silver values also occur but appear to have no direct association with gold grades. Depletion of base metals such as zinc, lead and copper has occurred in the oxide zone, and assay results for these elements are generally low and cannot be directly correlated with gold grades. In general the base metals form a broad halo around higher-grade gold mineralization, and there appears to be an inverse relationship between high gold values and base metal values. At all the prospects on Simberi, widespread disseminated pyrite mineralization is observed which occurs as two separate phases. One phase is associated with gold mineralization and a second more pervasive phase is generally barren and believed to have occurred before the gold mineralizing event.

Previous Exploration

The joint venture with Kennecott and Niugini Mining as described above and subsequently the Company, on its own behalf, conducted exploration on Simberi Island since 1983. As a result, the Company identified seven separate oxide deposits, of which the Company believes six are commercially mineable at a price of gold in excess of $350 per ounce. See "Simberi Reserves (Australian)" below.

The main ground techniques used in the exploration for gold mineralization on Simberi were systematic reconnaissance stream sediment and rock chip geochemical surveys, ridge-and-spur and auger geochemical soil surveys, bulldozer benching and associated channel sampling, diamond core and reverse circulation percussion drilling, together with Induced Polarization ("IP") geophysical surveys. In addition, airborne radiometric, magnetic and side-looking radar surveys were completed, as well as color air photography.

The bulldozer benching and IP geophysical surveys were the main tools used by Nord Pacific to focus upon areas of anomalous gold geochemistry, with a view to subsequent testing by drilling. Bulldozers were used to expose bedrock, which could subsequently be sampled and mapped along extensive traverses. The benches were sited along strike of mineralization, or within zones of anomalous gold geochemistry that had been previously identified either by soil sampling, rock chip sampling or benching.

During mapping, special attention was paid to the orientation and declination of fractures and joint sets to determine which parameters had the most influence on grade, all of which was later used in planning drilling programs. During the period between 1984 and 1997, a total of 871 drill holes were completed in exploring the Simberi oxide deposits. Of this total, 88 were core holes (commonly referred to as "diamond drill holes") in which an actual core or intact sample of rock is taken from the deposit. The balance of the exploration drill holes were "reverse circulation" holes, in which pulverized drill cuttings are taken from the deposit. More than 2,700 channel samples were also taken, thereby providing a high degree of confidence in estimates of the mineral resource. Assays for both the drill holes and channel samples were completed using standard industry practices by independent laboratories.

There are no adjacent operating properties on Simberi Island itself or on the other islands of the Tabar Group. However, there are numerous gold and base metal prospects on Simberi Island and on the other two main islands in the Tabar Group, within EL 609, that merit additional exploration.

Simberi Reserves (Australian)

The 2003 feasibility study for the Simberi Oxide Gold Project contains estimates of mineral reserves and resources at the site of the proposed seven pits. Michael Binns calculated these estimates through his company Minstat Pty Ltd. Mr. Binns is a member of the Australasian Institute of Mining and Metallurgy and has worked with the Company on this Project since 1994. According to the 2003 feasibility study, Mr. Binns has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activities he undertook to qualify as a "competent person" as defined in the 1999 edition of the Australasian Code for Reporting of Mineral Resources and Ore Reserves.

A summary of the reserve and resource estimates prepared by Mr. Binns is stated below. These estimates follow the guidelines of the 1999 edition of the Australasian Code for Reporting of Mineral Resources and Ore Reserves, which were prepared by a committee established by the Australian mining industry and known as the Joint Ore Reserves Committee ("JORC"). This edition is sometimes referred to as the 1999 JORC Code.

The gold price and foreign exchange rate used for these estimates of reserves and resources were US$350 per ounce and a foreign exchange rate of A$1 equals US$0.625. The average afternoon fixing prices on an annual basis and expressed in U.S. dollars for gold per ounce on the London Bullion Market was approximately $299 for the three years ended July 31, 2003 and was approximately $315 for the three years ended December 31, 2003. The average annual fixing prices were US$271 for 2001, US$310 for 2002 and US$363 for 2003.

The exchange rate used for United States dollars in determining reserves is also important because it affects the costs of operations in Australian dollars that will be experienced by Simberi Mining Joint Venture.  The 2003 feasibility study uses an exchange rate of A$1 for US$0.625.  This exchange rate was the mean between the average exchange rate of these currencies for February 2003 (A$1 for US$0.59) and the average exchange rate for these currencies in August 2003 (A$1 for US$0.65).  At March 31, 2004, the exchange rate was A$1 for US$0.7537. Thus, the costs in United States dollars at March 31, 2004 would be higher. The gold price per ounce also fluctuates and was US$425 per ounce at March 31, 2004, which is also higher than the price used in the 2003 feasibility study.

The term "transition" in the table below refers to partially oxidized rock that contains a mixture of sulfide minerals and sulfur-free mineral (oxidized material). Transitional material lies between oxide and fresh mineralisation and represents the interface between these two rock types.

The Company's ownership and economic interest in the Simberi Oxide Gold Project and thus the reserves at the Project, is currently 50% (assuming PGM provides adequate documentation of expenditures permitting it to become a 50% owner). In order to maintain this percentage interest, Nord Pacific must continue to fund its part of the equity requirements for the Project. See Item 1, Description of Business above. If PGM is successful in obtaining Project financing, the Company's interest will be reduced to 49% of the Simberi Joint Venture and thus the Project.

The information contained in the table below has been made available to Allied Gold and to PGM. It is believed that these parties view this information as significant in terms of their consideration of the Simberi Mining Joint Venture and the Company.

Simberi Mining Joint Venture
Ore Reserves and Mineral Resources within Designed Pits
as of August, 2003

Pit/Category	Oxide Metric Tonnes ('000's)	Oxide Gold Grade (Grams per tonne)	Transition Metric Tonnes ('000's)	Transition Gold Grade (Grams per tonne)	Total Metric Tonnage ('000's)	Total Gold Grade (Grams per tonne)	Ounces of contained gold
Sorowar Proved Probable	3503 1300	1.27 0.86	- -	- --	3503 1300	1.27 0.86
Total Ore Reserves	4803	1.16	-	-	4803	1.16	179,127
Inferred Resource	384	1.07	-	-	384	1.07	13,210
Pigibo Proved Probable	- -	- -	- -	- -	- -	- -
Total Ore Reserves	-	-	-	-	-	-
Inferred Resource	1673	0.90	-	-	1673	0.90	48,409
Botlu South Proved Probable	768 198	1.34 1.39	- -	- -	768 198	1.34 1.39
Total Ore Reserves	966	1.35	-	-	966	1.35	41,928
Inferred Resource	17	1.41	-	-	17	1.41	623
Pigiput Proved Probable	386 176	1.32 1.27	- -	- -	386 176	1.32 1.27
Total Ore Reserves	562	1.30	-	-	562	1.30	23,489
Inferred Resource	45	1.40	-	-	45	1.40	2,025
Samat East Proved Probable	- 161	- 1.77	- -	- -	- 161	- 1.77
Total Ore Reserves	161	1.77	-	-	161	1.77	9,162
Inferred Resource	3	2.49	-	-	3	2.49	240

Pit/Category	Oxide Metric Tonnes ('000's)	Oxide Gold Grade (Grams per tonne)	Transition Metric Tonnes ('000's)	Transition Gold Grade (Grams per tonne)	Total Metric Tonnage ('000's)	Total Gold Grade (Grams per tonne)	Ounces of contained gold
Samat South Proved Probable	136 21	4.98 2.01	- 37	- 5.37	136 58	4.98 4.15
Total Ore Reserves	157	4.58	37	5.37	194	4.73	29,502
Inferred Resource	3	4.00	-	-	3	4.00	386
Samat North Proved Probable	150 12	3.34 0.56	- 6	- 6.00	150 18	3.34 2.37
Total Ore Reserves	162	3.13	6	6.00	168	3.23	17,459
Inferred Resource	-	-	-	-	-	-
Grand Total Proved Probable	4943 1868	1.45 1.04	- 43	- 5.46	4943 1911	1.45 1.14
Total Ore Reserves	6811	1.34	43	5.46	6854	1.364	300,667
Inferred Resource	2125	0.95	-	-	2125	0.95	64,893

The Company believes, on the basis of independent metallurgical tests conducted on the materials extracted from the oxide gold deposits through drilling, that approximately 90% of the contained gold can be extracted and recovered from the Ore Reserves and Inferred Resources.

The terms ore reserve, proved reserve and probable reserve under the 1999 JORC Code have the following meanings:

An "Ore Reserve" is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

A "Proved Ore Reserve" is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A "Probable Ore Reserve" is the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The terms mineral resources and inferred resource have the following definitions under the 1999 JORC Code. Inferred resources are not generally disclosed in reports filed with the United States Securities and Exchange Commission but are stated in this Report because of their disclosure to Allied Gold and PGM and because of the disclosure of this information in Canada and Australia by those two parties. Mineral resources and inferred resources are not reserves. In the United States, references to "resources" mean "mineralized material."

A "Mineral Resource" is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

"Inferred Resources" are defined as that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based upon information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The Company believes that the above definitions of reserves are similar to those terms as defined by the United States Securities and Exchange Commission. After discussion with the party which made the estimates, the Company believes that the reserves would be substantially the same if the definitions of the United States Securities and Exchange Commission had been used and if a gold price of US$350 per ounce were used as was done in the 2003 feasibility study.

In addition to the exploration performed on the Simberi oxide deposits, exploration drilling performed under the Kennecott-Nuigini-Nord Resources joint venture and by the Company also identified significant sulfide gold mineralization underlying the oxide deposits, as well as the potential for significant copper mineralization in other areas of the Tabar Islands. Although many of the drill holes disclosed intercepts of relatively high grades in gold, much additional work remains to be performed in order to delineate "reserves" of either gold or copper, and there can be no assurance that additional work, if conducted, will in fact delineate additional reserves of gold or of copper. Under the terms of the Tabar Exploration Joint Venture with PGM, the Company does not control exploration plans for the first US$2 million in expenditures, and thereafter the parties jointly determine exploration expenditures above that amount for this Venture. There can be no assurance that additional exploration will be conducted. Further, there can be no assurance that the Company, either on its own behalf or through its acquisition by Allied Gold if the Arrangement is approved as described above, will be able to fund its share of any exploration expenditures which may be undertaken by PGM.

Risk Factors

The future of the Company, and the value of its assets to the shareholders of the Company, is dependent upon the success of the Simberi Oxide Gold Project.

The primary need for this Project is to obtain financing to develop the project. The Company is dependent upon the efforts of PGM (or Allied Gold) in arranging this financing and then later in developing the Project.

The Company has no revenues.

The Company is dependent upon external financing by means of the credit agreement with Allied Gold for funds to conduct its ongoing administrative operations and to meet any equity requirements of the Simberi Mining Joint Venture. Loans under the Allied Gold credit facility become due and payable on the maturity date of December 31, 2005, or, if earlier, upon termination of the Arrangement Agreement with Allied Gold or prior to Nord Pacific entering into a proposed agreement for a Superior Transaction (as defined in the Arrangement Agreement) for the sale of the Company.

The Company in the recent past has not been able to find other sources of financing. Therefore, the value of the shareholders' interests is dependent upon completion of the Arrangement with Allied Gold or another sale of the Company or its assets.

In exchange for advancing loans under the credit facility, Allied Gold receives convertible notes. The first note issued to Allied Gold has been converted. Conversions of such notes will result in substantial dilution of existing shareholders of the Company.

If mining of the Simberi Oxide Gold Project commences, the Project will be subject to all the risks inherent in new and existing mining operations.

Any proposed mine, processing plant or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the operator, including environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. No assurance can be given that Simberi operations will be able to obtain insurance coverage at reasonable rates against such risks or that any coverage it arranges will be adequate to cover any such risks.

The Simberi Properties are located in Papua New Guinea, a country oftentimes perceived to be subject to a relatively high degree of political risk.

The proposed mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Simberi operation will not be adversely affected by future developments in PNG. Fiscal and tax policy in Papua New Guinea can be uncertain and subject to sudden changes. For example, the PNG Government imposed and later replaced a 4% mining levy and 15% withholding tax on interest in 1998 and 1999. In addition to the national PNG Government, PNG has a system of 19 provincial level governments, which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

There have been instances of civil unrest within PNG. Although the Company believes that the risk of civil insurrection on Simberi Island and the Tabar Islands in general is unlikely, there can be no assurance that the people of the region will not disrupt operations at the proposed mine site in the future.

Since 1978 the PNG Government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in PNG. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous PNG Government announced a decision to increase the PNG Government's equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although the other joint venturers in the Porgera project resisted this move, a price was ultimately negotiated and accepted by all parties. The Company is not aware of any current intention on the part of the PNG Government to seek equity participation in the Tabar Islands projects.  No assurance can be given that the PNG Government will not seek to acquire equity in the Simberi or other Tabar Islands properties in the future.  In the past the PNG Government has taken equity only in major mining projects of national significance.

Approximately 97% of land in PNG is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure cannot be alienated and is almost entirely communally owned. Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, can be difficult. The Company believes that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in PNG and believes that it enjoys an excellent relationship with the affected landowners. The Company has always been committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, but there can be no assurance that disruptions arising out of landowner dissatisfaction will not occur.  The Company will also be affected by PGM's efforts in this regard.

A substantial or extended decline in gold prices would have a material adverse effect on the Company and on the Project.

The Company's business and the Project are dependent on the price of gold, which is affected by numerous factors beyond the control of the Company. Factors which tend to put downward pressure on the price of gold include: Sales or leasing of gold by governments and central banks; a strong U.S. dollar; global and regional recession or reduced economic activity; speculative trading; and the devaluing of local currencies leading to lower production costs and higher production in certain gold producing regions. Any significant decrease in the price of gold can negatively impact the reserves for the Project (as stated above based on the Australian standards) and any potential future revenues, profits and cash flows and could halt or delay the development of the Project.

Increased costs can affect potential profitability.

Cash costs at the Project or any future project are subject to variation in any year due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. Also, costs are affected by the price of commodities such as fuel and electricity. These commodities are subject to volatile price movements. A material increase in costs relating to the Simberi Oxide Gold Project or any future locations may have a significant impact on the Company, its results and its value.

Currency fluctuations affect the costs of the Simberi Oxide Gold Project.

Currency fluctuations may affect costs that the Company or the joint venture incurs.  A significant portion of operating expenses for the Project will be incurred in local currencies, primarily Papau New Guinea kinas and Australian dollars. The appreciation of non-U.S. local dollar currencies against the U.S. dollar can increase the costs of production in U.S. dollar terms for the Project and affect estimated reserves at the Project.

Estimates of reserves are uncertain.

Estimates of proved and probable reserves are subject to uncertainty. Such estimates are, to a large extent, based on interpretations of geologic data. The Project is also dependent on the accuracy of the feasibility study. Actual operating costs and economic returns may differ significantly from original estimates. Over time, the economic feasibility of exploiting a property may change.

In addition, the estimated reserves in the 2003 feasibility study as of August, 2003 are based upon a gold price of US$350 per ounce while SEC standards for reserves would require as of December 31, 2003 the use of a gold price of US$315 per ounce. The Company has not determined what would be the effect on the estimated reserves if this lower gold price were used.

Gold mining is subject to extensive environmental laws and regulations.

The Project and any future activities regarding the exploration, mining and processing of gold are regulated in all countries for the protection of the environment. These laws generally concern air and water quality, hazardous waste management and reclamation. Any delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company, the Project and their operations. Changes may also affect the costs of the Project in order to comply with environmental laws. Reclamation costs may exceed the provisions that have been made.

The Simberi Joint Venture includes an estimated cost for reclamation. The cost of the reclamation or the standards for the reclamation can change over time, and there is a risk that the cost of reclamation may exceed any provisions that have been estimated.

The Company needs an extension in the production deadline stated in the Mining Lease 136.

The current provisions in Mining Lease 136 require that the Company or Simberi Mining Joint Venture commence the production of gold by December 31, 2004.  The scheduled development of the Project will result in production after that date.  The Company has requested a two-year extension of this production date from the Department of Mining. The Company anticipates that an extension of this date to December 2006 will be granted. The Secretary for the Department of Mining, who also acts as the Chairman of the Mining Advisory Board, has stated that he will cooperate to have all necessary extensions processed and duly approved in line with the recent development plan of the Joint Venture.  However, the grant of such an extension is not certain.

Mining rights for the properties underlying the Project may be challenged.

Although the Company believes that it has appropriate rights for mining for the Project under the Mining Lease 136, it is possible that other parties may claim that the lease is subject to challenge. Any disruption of that lease would negatively impact the Company.

ITEM 3:         LEGAL PROCEEDINGS.

At the date of this report, there are no known material legal proceedings pending against Nord Pacific or against any director or officer of the Registrant in their capacity as such.

On December 31, 2002, Nord Resources and Ronald A. Hirsch filed a shareholders' derivative action against the then three current directors of the Company in the Second Judicial District Court for the County of Bernalillo, State of New Mexico. In the action, the plaintiffs claimed that the directors had breached their fiduciary duties in completing the joint ventures with PGM, and the plaintiffs requested restraining orders, rescission of the agreement with PGM and damages. The directors of Nord Pacific counterclaimed for bad faith and malicious abuse of process on the part of the plaintiffs.

Nord Resources also requested of the Company that it hold an annual meeting of shareholders and proposed five nominees for the Company's Board of Directors. A purported annual meeting called by Nord Resources was later held on June 28, 2003.

On April 8, 2003, Nord Resources commenced a second action against the Company, its then three directors (Mark Welch, John Roberts and Lucile Lansing), the wife of Mr. Welch and a trustee for a retirement trust for Mr. Welch and his wife. Among other things, the plaintiffs claimed that a total of 5.2 million shares of Nord Pacific issued to directors were improperly issued, asked the court to compel the holding of an annual meeting to elect directors, and challenged a Nord Pacific bylaw amendment made in November 2002 for the purpose of defining the quorum requirement for a shareholders' meeting as a majority of shareholders. On June 26, 2003, the New Brunswick Court entered an interim order that Mr. Welch and the other directors could not vote the 5.2 million shares until issuance was approved by a disinterested majority of shareholders and also placed other restrictions on those shares pending shareholder approval of their issuance. The court also stated that the bylaw amendment on the quorum was ineffective until approved by shareholders, that a shareholders meeting originally called by Nord Resources for

February 15, 2003 could be held on June 28, 2003 and that Nord Resources and other Nord Pacific shareholders could elect five directors in addition to the then three existing directors.

The Company and its three directors filed a separate action in the United States District Court for the District Court of New Mexico against Nord Resources and persons purportedly elected as directors of the Company at the claimed shareholders meeting on June 28, 2003. The Company asserted that any action taken at the meeting was invalid because of defective notice and disclosure issues. Nord Resources did not respond in this action, and a motion for a default judgment was pending at the date of settlement of this matter.

All these actions were the subject of a settlement agreement dated December 19, 2003, which was entered into in part to induce Allied Gold to enter into the Arrangement Agreement with Nord Pacific. The parties to the settlement agreement include the Company, its then three directors, Nord Resources and four of the five persons who were purportedly elected as directors at the June 28, 2003 meeting. Among the main points of the settlement agreement, Nord Resources recognized the validity of 5.2 million share issuances to certain directors of Nord Pacific and agreed to seek to have the interim order entered in the New Brunswick case against Nord Pacific and its directors withdrawn. Nord Resources and associated persons (with the exception of one individual who has not been contactable and is apparently incapacitated) also recognized the validity of the Board of Directors of Nord Pacific as constituted at the time of the commencement of the litigation, and four of the persons purportedly elected to the Board on June 28, 2003 resigned.  Under the settlement agreement Nord Pacific will also transfer its 20% carried interest in Nord Resources' Johnson Camp copper project back to Nord Resources. Nord Pacific carried the Johnson Camp investment at a net realizable value of zero. Thus, no gain or loss was recognized on the transaction. Nord Pacific also recognized a debt to Nord Resources in the amount of A$280,000 as part of the settlement agreement.  This debt is to be satisfied by the issuance of 1,400,000 Allied Gold shares if the Arrangement is completed.  Nord Pacific will also withdraw and seek the dismissal of default judgments and litigation against Nord Resources and associated persons in both New Mexico State Court and U.S. Federal Court.

In March 2004, PGM and Warrama filed a motion to become parties to the New Brunswick case and to make various claims in that case. On April 7, 2004, the Court dismissed the motion of PGM and Warrama and awarded costs to Nord Pacific and Nord Resources in the amount of Canadian $8,000 to be paid one-half by each of PGM and Warrama as related to the motion.  The Court also discontinued all legal proceedings and terminated the interim order issued on June 26, 2003. The Court also signed a consent order confirming the settlement, and a discontinuance of the legal proceedings was filed at the direction of the Court. See "Additional Events" under Item 1 above.

ITEM 4:         SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2003.

PART II

ITEM 5:         MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information:  The Company's common stock is traded on the "pink sheets" under the symbol "NORPF.PK".  The high and low bid prices for the Company's common stock for the past two years, as reported by Yahoo Finance,  is as follows:

                Quarter Ended                                             High                             Low

Quarter ended March 31, 2002                              $0.09                           $0.01

Quarter ended June 30, 2002                                 $0.13                           $0.06

Quarter ended September 30, 2002                       $0.13                           $0.08

Quarter ended December 31, 2002                        $0.10                           $0.01

Quarter ended March 31, 2003                              $0.09                           $0.05

Quarter ended June 30, 2003                                 $0.07                           $0.01

                Quarter Ended                                             High                             Low

Quarter ended September 30, 2003                       $0.25                           $0.01

Quarter ended December 31, 2003                        $0.51                           $0.05

These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Dividends:  The Company has paid dividends on only one occasion. However, it should be anticipated that, should the Company experience earnings that might otherwise warrant the payment of dividends, the possible future business development needs of the Company could result in no dividends being paid in the foreseeable future.

Shareholders:  At March 15, 2004, the Company had approximately 1,224 shareholders of record. In addition, at the date of this Report, more than 50% of the ownership in terms of the Company's outstanding common shares and more than 50% of the Company's holders of common shares are located in the United States, Nord Pacific's sole executive officer is a United States citizen and the Company is administered principally from its executive office in Albuquerque, New Mexico. (This ownership percentage includes the 5.2 million shares of common stock, which are the subject of a proceeding in a New Brunswick Court as described elsewhere in this Report.)

Stock Plans: The following table provides as of December 31, 2003 information regarding the Company's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	220,000	$4.45	(1)
Equity compensation plans not approved by security holders	-	-	-
Total	220,000	$4.45	(1)

ITEM 6:         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation and Liquidity

The following Plan of Operation should be read in connection with the Company's financial statements and notes hereto.  Information discussed herein, as well as this Annual Report on Form 10-KSB, includes forward-looking statements or opinions regarding future events or the future financial performance of the Company, and is subject to a number of risks and other factors which could cause the actual results to differ materially from those contained in forward looking statements.  See "Risk Factors" in Item 3 above.

The Company's Plan of Operations for the next 12 months is to continue funding its equity obligations for the Simberi Mining Joint Venture from outside sources and to complete the proposed Arrangement with Allied Gold.  The Company intends to obtain this funding, which is also used to support the administrative operations of the Company, under the Credit Facility Agreement with Allied Gold as described in Item 1, Business, above.

The Company anticipates that its cash needs for administrative operations from April 1, 2004 through March 31, 2005 will be approximately $600,000 and that equity funding for the Simberi Mining Joint Venture during those 12 months will be up to approximately $3,000,000.  However, the Company also anticipates completion of the Arrangement with Allied Gold in the second or third quarter of 2004.  So long as the Company meets the conditions of the Credit Facility Agreement with Allied Gold, cash available under that facility should be sufficient for the Company's needs until the Arrangement Agreement is finalized in mid 2004, or beyond, if required.

As of March 31, 2004, the Company had borrowed $799,870 under the Credit Facility Agreement with Allied Gold, Allied Gold had converted $527,647 of these borrowings into common stock of the Company, and borrowings of $272,233 remain outstanding under the Credit Facility Agreement.

The Company does not have any active operations that generate revenue. The Simberi Mining Joint Venture proposes to develop the Simberi Gold Mining Project into an operating mine. The Company believes that it must complete the Arrangement with Allied Gold, an alternative sale of all or part of the Company or an external financing in order to be able to continue operations and to develop Simberi Gold Mining Project.

The Company has no expected purchase or sale of any significant assets or any expected significant changes in the number of employees.

The Company's cash position decreased to $12,000 at December 31, 2003 from $72,000 at December 31, 2002.

Cash used in operating activities was $1,344,000 in 2003 compared to $1,366,000 in 2002.  The change in the current year was primarily the result of the positive cash flow from the sale of both the Giralambone joint venture and a 25% interest in the Simberi Mining Joint Venture in 2002 and from the Company's efforts to maintain corporate viability, reduce liabilities, and seek arrangements to fund the Company's anticipated share of capital expenditures under the PGM joint venture.

The Company's joint venture partner, PGM, has advised that it has infused cash into the Simberi Mining Joint Venture of $1,378,000.  This cash infusion supported the efforts to continue operations in PNG, Australia and the United States.  PGM will earn an additional 25% of the Simberi Mining Joint Venture when it contributes  additional capital to complete funding of at least $1.5 million, which it appears to have done, subject to verification of costs and expenses submitted.

The Company incurred additional debt of A$280,000 (US$209,860) to Nord Resources in 2003 as part of the settlement with Nord Resources described above. This debt will be paid by 1.4 million shares of Allied Gold if the Arrangement is completed.

Results of Operations

The Company recorded a net loss of $1,648,000 for the year ended December 31, 2003 compared to a net loss of $1,159,000 in 2002.  Of this loss, $759,000 was directly related to expenses incurred during 2003 to remain an operating entity.  No revenue has been generated since the sale of the Girilambone copper mine joint venture in March 2002.

The Company incurred a book loss on the discontinued operations of the Girilambone copper mine joint venture in 2002 of $431,000.  The Company received $656,000 (A$1,261,000) in consideration for the sale of Girilambone to Straits Resources Limited, our joint venture partner.  This value included the release of $315,000 (A$606,000) held by a bank as security for a performance bond on the mine, cash of $309,000 (A$594,000) from Straits, and $32,000 (A$61,000) in cash to pay for leave entitlements for a former employee of Girilambone Exploration Joint Venture.

The Company received $375,000 in cash for the year ended December 31, 2002 for the sale of 25% of the Simberi joint venture to PGM.  This  transaction resulted in a gain on the sale of joint venture interest in the consolidated statements of operations of $181,000 for 2002.  For the year ended December 31, 2003, the Company received $475,000 from PGM as reimbursement of general and administrative costs incurred by the Company's corporate office.

General exploration expenses increased from $44,000 in 2002 to $211,000 in 2003.  This increase was the result of additional expenditures in the Simberi Mining Joint Venture paid from capital contributions specifically designated to bring the exploration site up to local standards.  Additional maintenance and upkeep was neglected when the Company had low cash reserves and these additional expenses were paid in 2003.

General and Administrative (G & A) expenses in 2002 and 2003 included compensation of officers and employees, directors' fees, legal fees, office rental, supplies and other administrative and management costs. G & A increased for the year ended December 31, 2003 to $1,575,000 from $1,081,000.  This increase was primarily due to legal expenses of $250,000 in 2003 compared to $16,000 in 2002 and a charge to earnings of $210,000 in 2003 to settle a lawsuit from Nord Resources.  Salaries to employees and contract employees decreased from $523,000 in 2002 to $430,000.  The 2002 expenses included a $76,000 (A$143,000) additional termination expenses for terminated Australian employee due to statutory termination laws.  In an effort to reduce overhead costs to a minimum, three employees were terminated in 2002 from the Australian subsidiary, two contract employees were terminated from corporate office and the use of contract employees was reduced in 2003.  G & A expenses in 2003 included the Simberi Mining Joint Venture's G & A expenses consolidated by Nord Pacific totaling $580,000.  Many of these expenses were previously being paid by the Company's PNG subsidiary.

Rent expenses decreased for the year ended December 31, 2003 by $76,000 compared to 2002 due to the corporate office reducing office space and moving to a lower cost building.  The net savings averaged $9,000 per month in rental expenses.

In 2003 the Company entered into an agreement with its CEO, Mark Welsh to accept 4,000,000 shares of common stock valued at $0.07 per share, the fair market value on the date of the agreement ($280,000) in satisfaction of the Company's pension obligation of $510,000 to Mr. Welsh.  The difference was credited to capital.

In 2003 the Company consolidated the operations of Simberi Mining Joint Venture for its 75% interest in the joint venture.  PGM's 25% share of the operating loss of the joint venture is shown as minority interest in operations of $212,000 in the consolidated statement of operations and their minority interest in the joint venture is shown as minority interest of $1,361,000 on the consolidated balance sheet.

ITEM 7:         FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Nord Pacific, Limited

We have audited the accompanying balance sheet of Nord Pacific Limited as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nord Pacific Limited as of December 31, 2003, and the results of its operations, and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 17 to the financial statements, the Company has suffered recurring losses.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to these matters are also discussed in Note 17.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Stark Winter Schenkein & Co., LLP
Denver, Colorado
April 12, 2004

NORD PACIFIC LIMITED
AND SUBSIDIARIES
Consolidated Balance Sheet
December 31, 2003
(In thousands of U.S. Dollars)

Assets

Current assets:
Cash and cash equivalents	$12
Accounts receivable:
Other, including joint venture partner	15

Total current assets	27

Property, plant and equipment at cost less
accumulated depreciation	140

Deferred exploration and development costs:
Exploration and development prospects	975

$1,142

See accompanying notes to consolidated financial statements.

NORD PACIFIC LIMITED
AND SUBSIDIARIES
Consolidated Balance Sheet
December 31, 2003
(In thousands of U.S. Dollars)

Liabilities and Stockholders' (Deficit)

Current liabilities:
Accounts payable:
Trade	$482
Affiliates	2
Accrued expenses	145

Total current liabilities	629

Long-term liabilities:
Long-term debt	235
Retirement benefits	93

Total long-term liabilities	328

Minority interest	1,361

Commitments and contingent liabilities

Stockholders' (deficit):
Common shares, no par value; unlimited authorized shares,
20,838,670 shares issued and outstanding	47,478
Accumulated (deficit)	(49,323)
Foreign currency translation adjustment	669

Total stockholders' (deficit)	(1,176)

$1,142

See accompanying notes to consolidated financial statements.

NORD PACIFIC LIMITED
AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2003 and 2002
(In thousands of U.S. dollars)

	2003	2002

Sales	$-	$-

Costs and expenses:
Cost of exploration	211	44
General and administrative	1,575	1,081

Total costs and expenses	1,786	1,125

Operating (loss)	(1,786)	(1,125)

Other income (expense):
Interest and other income (expense), net	3	14
Interest expense	(3)	(3)
Foreign currency transaction gain (loss)	(74)	189

Total other income (expense)	(74)	200

Minority interest in operations	212	-

(Loss) before income taxes	(1,648)	(925)

Income taxes	-	-

(Loss) from continuing operations	(1,648)	(925)

Discontinued operations:
(Loss) on discontinued operations	-	(431)
Gain on sale of assets	-	16
Gain on sale of joint venture	-	181

(Loss) on discontinued operations	-	(234)

Net (loss)	$(1,648)	$(1,159)
Per share amounts:
(Loss) from continuing operations	$(0.08)	$(0.05)
Discontinued operations:
(Loss) on discontinued operations	---	(0.03)
Gain on sale of assets and joint venture	---	0.01
	---	(0.02)

Net (loss) per common share	$(0.08)	$(0.07)

Weighted average common shares outstanding	19,505,337	16,838,670

See accompanying notes to consolidated financial statements.

NORD PACIFIC LIMITED
AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2003 and 2002
(In thousands of U.S. dollars, except for outstanding shares)

	NORD PACIFIC LIMITED
	Common stock			Foreign
	Outstanding		Accumulated	Currency
	Shares	Amount	(deficit)	Translation	Total

Balance, December 31, 2001	14,388,670	$46,797	$(46,516)	$ 669	$ 950

Net (loss)	-	-	(1,159)	-	(1,159)

Issuance of common shares
for compensation	2,450,000	171	-	-	171

Balance, December 31, 2002	16,838,670	46,968	(47,675)	669	(38)

Net (loss)	-	-	(1,648)	-	(1,648)

Issuance of common shares
for pension obligation	4,000,000	510	-	-	510

Balance, December 31, 2003	20,838,670	$47,478	$(49,323)	$ 669	$ (1,176)

See accompanying notes to consolidated financial statements.

NORD PACIFIC LIMITED
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2002
(In thousands of U.S. dollars)

	2003	2002
Operating activities:
Net (loss)	$(1,648)	(1,159)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
Depreciation	25	96
Amortization	-	79
Compensation relating to stock issuance	-	172
Gain on sale of assets	-	(16)
Gain on sale of 25% interest in Simberi Mining JV	-	(181)
Provision for retirement benefits	42	81
Retirement of pension obligation	(230)	-
Minority interest share of (loss)	(212)	-
Change in assets and liabilities:
Accounts receivable	2	75

Other assets	(6)	31
Prepaid expenses	-	9
Accounts payable	366	(82)
Accounts payable affiliates	---	(181)
Accrued expenses and other liabilities	87	(290)
Net cash (used in) operating activities	(1,344)	(1,366)

Investing activities:
Capital expenditures	(9)	-
Proceeds from sale of property and equipment	-	9
Deferred exploration and development costs	(320)	9
Proceeds from sale of Girilambone joint venture	-	656
Proceeds from sale of 25% interest in Simberi Mining joint venture	-	375
Investment in Simberi Mining Joint Venture	1,378	-
Net cash provided by (used in) investing activities	1,049	1,040

Financing activities:
Additions to debt	235	-

Net cash provided by financing activities	235	-

Increase (decrease) in cash and cash equivalents	(60)	(326)

Cash and cash equivalents - beginning of year	72	398

Cash and cash equivalents - end of year	$12	72
Cash paid for interest	$3	5

See accompanying notes to consolidated financial statements.

(1)     Summary of Significant Accounting Policies

(a)     Company Description and Basis of Presentation

Nord Pacific Limited and its subsidiaries (collectively, the Company) are engaged in the exploration for gold, copper, and other minerals in Australia, Papua New Guinea (PNG), and North America.

In June 1998, the Company's shareholders approved the discontinuance of the Company from Bermuda and approved its continuance into the Province of New Brunswick, Canada, effective September 30, 1998.  As a New Brunswick Canada Company, the Company is required to report its financial statements in accordance with generally accepted accounting principles in Canada.  These principles differ in certain respects from those in the United States as described in Note 13.  In compliance with United States Securities and Exchange Commission rules and regulations, these financial statements are in accordance with accounting principles generally accepted in the United States.

(b)     Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its 75% interest in the Simberi Joint Venture ("SMJV") property in PNG.  The financial statements include the Company's proportionate share of the assets, liabilities and operations of SMJV.  All intercompany balances and transactions have been eliminated in consolidation.

(c)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(d)     Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash equivalents.  The carrying amount of cash and cash equivalents approximates fair value.

(e)     Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market.

(f)      Deferred Costs Associated with Ore Under Leach

Costs at Girilambone incurred with respect to ore under leach are deferred and amortized using the units of production method over the remaining estimated reserves.  The Company continually evaluates and refines estimates used to determine the amortization and carrying amount of deferred costs associated with ore under leach based upon actual copper recoveries and mine operating plans.

(g)     Property, Plant and Equipment

Plant, mining and milling equipment at Girilambone is depreciated using the units-of-production method over the estimated remaining reserves.  Furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

(h)     Deferred Exploration and Development Costs

All costs directly attributable to exploration and development have been deferred in previous years.  Costs related to producing properties were amortized using the units-of-production method over the estimated recoverable reserves.  Deferred costs were carried at cost, not in excess of anticipated future recoverable value, and were expensed when a project was no longer considered commercially viable.  Deferred costs relative to development are still being carried at cost, not in excess of anticipated future recoverable value, and are expensed when a project is no longer considered commercially viable.

(i)      Impairment of Mining Properties and Projects

Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  Events or circumstances that may indicate that the carrying amount may not be recoverable include a significant decrease in current or forward commodity prices, a significant reduction in estimates of proven and probable reserves, and significant increases in operating costs, capital requirements or reclamation costs.  If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recorded to reduce the carrying amount of the mining project or property to its estimated net recoverable amount.

Impairments are assessed for each individual mining project, except where it is not practical to separately identify the net recoverable amount of related properties, which are operated, on a combined basis.

(j)      Debt Issuance Costs

Professional fees and other costs relating to the issuance of debt are capitalized and amortized over the term of the related borrowings.

(k)     Foreign Currency Translation

The functional currency for operations conducted in Australia is the Australian dollar.  Adjustments to monetary assets and liabilities denominated in Australian dollars, PNG Kina and Mexican Pesos are a result of changes in the exchange rate between U.S. dollars and Australian dollars, PNG Kina and Mexican Peso are recognized currently in the statement of operations as foreign currency transaction gains and losses.

(l)      Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year.  Diluted earnings per share is calculated based on the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options and warrants outstanding.  For the years ended December 31, 2003 and 2002, the assumed exercise of options and warrants was antidilutive and therefore not included in the weighted average shares computation.

(m)     Revenue Recognition

Revenue from the sale of gold, copper and other minerals is recognized when delivery has occurred, title and risk of loss passes to the buyer, and collectibility is reasonably assured.

(n)     Asset Retirement Obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed into service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed into service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement liability. The amortization of the additional property cost (using the units of production method) is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is recorded as a separate operating expense in the Company's Statement of Operations.

(2)     Girilambone

The Company's Australian copper operations were conducted in joint venture with Straits Resources Limited ("Straits"), an Australian corporation. The Company owned a 40% interest in the Girilambone Copper Mine (placed into production in May, 1993) and a 50% interest in the Girilambone North Copper Mine (placed into production in July, 1996). The Company also held a 50% interest in the Tritton Copper Project ("Tritton") and had agreed to purchase the remaining 50% interest from Straits, with payment of the purchase price to be made on an installment basis.

By the fall of 2001, the Company recognized that its only possibility to preserve corporate viability was to try to complete a settlement with Straits in an effort to preserve its remaining assets.  In March 2002, the Company announced that it had reached a final settlement with Straits whereby all of the Company's interests in the Girilambone joint venture properties and Tritton were conveyed to Straits and pursuant to which the Company received a cash settlement of $656,000 and was relieved of all further liabilities with respect to all of the properties.

(3)     Simberi Mining Joint Venture

On September 20, 2002 PGM Ventures Corporation ("PGM") was granted an option to acquire various interests in the Tabar Islands projects. PGM exercised its option on or about November 30, 2002 by paying the Company a total of $375,000 and entering into a mining joint venture and exploration joint venture with Nord Pacific (respectively the Simberi Mining Joint Venture and Tabar Exploration Joint Venture) (SMJV).

Upon exercise of the option, PGM acquired a 25% interest in the Simberi Mining Joint Venture which includes Mining Lease No 136 ("ML 136") and a 1% interest in the Tabar Exploration Joint Venture, which includes Exploration License No 609 ("EL 609"). PGM also earned the right to acquire an additional 25% interest in ML 136 by spending at least $1.5 million in preproduction costs on or before May 29, 2004.  The Company and PGM will be responsible for contributing their respective share of equity required to complete project financing.  However, if the Company elects or is unable to contribute its share, its interest in the joint venture will be diluted in accordance with a formula specified in the joint venture agreement.

Following is a condensed balance sheet of Simberi Mining Joint Venture and the corresponding amounts included in the Company's financial statements (in thousands):

Current assets	$474
Property, plant and equipment, net	136
Deferred exploration and development costs, net	948

Total assets	1,558

Current liabilities	(150)

Partners' equity	$1,408

(4)     Property, Plant and Equipment

(In thousands)

Land	$54

Plant, mining and milling equipment	113
Furniture and fixtures	52

219

Less accumulated depreciation	(79)

$140

(5)     Deferred Exploration and Development Costs

Deferred exploration and development costs by prospect are as follows (in thousands):

Tabar Islands	$975

(a)     Tabar Islands

As of December 31, 2003, the Company owns a 50% interest (subject to confirmation of expenses from our joint venture partner) in a gold mining development project and a 99% interest in a gold exploration project in the Tabar Islands (Tabar), north of PNG.  On December 3, 1996, the Company was granted a mining lease to develop and operate a gold mine on Simberi Island.  While the government of PNG will have no participating interest, if production commences, a royalty of 2% of sales will be payable to the government.

Nord Pacific's former joint venture partners (Kennecott and Nuigini Mining) have an option to reacquire 50% of a project if feasibility studies indicate that the project could produce 150,000 ounces or more of gold annually.  If the option is exercised, the former owners would be required to pay to the Company 250% of its cumulative expenditures for mine development from July 1994 to the date the option is exercised.

Due to the precipitous decline in gold prices during the fourth quarter of 1997, the Company reviewed the carrying costs of and anticipated cash flows from the project to determine if it was impaired.  The Company determined that future cash flows, based on estimated resources, were insufficient at projected gold prices to support the $17,656,000 carrying value of the project.  The Company therefore recorded a provision for impairment of $13,381,000 at December 31, 1997 to reduce the carrying value of the project to its estimated net recoverable amount of $4,275,000.  In 2000 due to a change in accounting principles, the Company reduced the carrying value of the project to its estimated net recoverable amount of $627,000.

(6)     Long-Term Debt

(In thousands)

Nord Resources Corp. settlement agreement	$210
Allied Gold financing agreement	25

$235

The Nord Resources settlement agreement dated December 20, 2003 for A$280,000 (US$209,860) was entered into in order to settle a lawsuit by Nord Resources.  The settlement agreement requires that the New Brunswick action being withdrawn or dismissed without costs and the interim order of the court dated June 26, 2003 being terminated.  The loan is non-interest bearing.  Upon completion of the Arrangement Agreement with Allied Gold Limited ("Allied Gold"),  Nord Resources will convert such indebtedness at a rate of Australian $0.20 per share into 1,400,000 shares of Allied Gold.

Allied Gold and Nord Pacific Limited ("Nord") have entered into an agreement to combine the two companies through an  arrangement under New Brunswick law. As part of this agreement, the companies have entered into a Credit Facility Agreement whereby Allied Gold will advance funds to Nord via a series of Convertible Notes.

(7)     Financial Instruments

The Company does not currently utilize any financial instruments, hedging agreements or foreign currency forward exchange contracts, to reduce the risk associated with the volatility of commodity prices and fluctuations in foreign currency exchange rates, particularly the Australian dollar, Papua New Guinea Kina and the Mexican Peso.

(8)     Operating Leases

The Company leases its office space and certain equipment under operating leases.  Certain of the leases contain renewal options and escalation clauses.  Minimum annual lease payments under non-cancelable operating leases for the years ended December 31 are as follows (in thousands):

2004	$19
Thereafter	-

$19

Rent expense for operating leases was $29,952, and $105,889 for the years ended December 31, 2003, and 2002, respectively.

(9)     Shareholders' (Deficit)

(a)     Stock Option Plans and Other Option Grants

The Company has established three incentive stock option plans, the 1989 Stock Option Plan, the 1991 Stock Option Plan and the 1995 Stock Option Plan (the Plans) for the benefit of employees and directors of the Company.  The Company has also granted options, which are not governed by the terms of the Plans (the Non-Plan Options).  At December 31, 2000, Non-Plan Options covering 567,400  shares have been granted to officers and Directors of the Company and are outstanding.  During 1998 and 1997, Non-Plan Options covering 49,000 and 53,000 shares, respectively, were issued to certain consultants to the Company.

Options are granted at an exercise price equal to or in excess of the quoted market price on the date of the grant.  Options are generally exercisable beginning six months to three years from date of grant and expire over a five to ten year period from date of grant.  At December 31, 2003, 104,080 shares are available for future option grants under the terms of the Plans.

A summary of the status of the Company's outstanding stock options as of December 31, 2003, and 2002 and changes during the years then ended follows:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding at beginning of year	324,800	$3.87	468,878	$4.01

Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(104,800)	3.91	(144,078)	4.35

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding at End of year	220,000	3.84	324,800	3.86

Options exercisable at year-end	220,000	3.84	324,800	3.87

The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise prices per share	Options Outstanding	Weighted average Contract life	Options exercisable
		(years)

$2.75	102,000	4.2	112,000
4.38	56,000	0.3	55,000
4.80	12,000	0.0	12,000
5.25	50,000	3.4	50,000

$2.41-5.69	220,000	3.8	220,000

(b)     Stock Grants

Between April 1, 2002 and June 4, 2002, as a part of overall restructuring of the Company's plan of operations, Nord Pacific has issued a total of 2.3 million restricted shares of common stock valued at $0.07 per share to employees and directors and 150,000 shares to consultants of the Company who remain engaged by the Company through December 31, 2002. Management believed that this action was essential to preserving its core group of key personnel and creating a worthwhile incentive to enhance the likelihood of future success. The Company recorded stock compensation related to these stock grants of $171,500 and $0 for the years ended December 31, 2002 and 2003, respectively, approximating the fair market value on the dates stock was issued.

(c)     Stock issuance in exchange for pension benefits

An agreement was entered into on March 31, 2003 between Nord Pacific Limited and Mark R. Welch, President and Chief Executive Officer of Nord Pacific Limited pursuant to which 4,000,000 shares of common stock valued at $0.13 per share were issued in trust for the benefit of Mr. Welch (and his wife) in consideration of his agreement to cancel his Retirement Benefits Agreement (RBA) entered into on November 20, 2001.

As of April 1, 2003, the net present value of the RBA to Welch was $517,311, the liability of Nord Pacific for the RBA represented an unfunded liability of Nord Pacific (and its wholly owned subsidiary Hicor).

Mr. Welch was willing to convert this unfunded liability at a discount into equity in Nord Pacific in the form of Common Stock in order to assist Pacific in its efforts to raise financing to become current in its audited financial statements and public filings under the Securities Exchange Act of 1934, as amended, as well as to maintain its interests in its joint venture with PGM Ventures Corporation for development of Nord Pacific's Simberi Island oxide gold project in Papua New Guinea.

The Common Stock of Nord Pacific was trading at approximately $0.07 per share on the Over-the-Counter "Pink Sheets," which would equal 7,390,163 shares of Nord Pacific Common Stock if the debt were exchanged for equity at current market price for the shares of Common Stock.

Welch was willing to terminate the RBA, in exchange for 4,000,000 shares of Nord Pacific Common Stock, and the directors of Nord Pacific believe that such an agreement would be in the best interests of Nord Pacific and all of its shareholders, which equates to a share price of $.13 per share of Nord Pacific Common Stock (or a premium of more than 85% above current market).

(10)   Income Taxes

         The Company's operations are in foreign countries, Australia and PNG. There are no material outstanding tax liabilities.

(11)   Pension Plans

The Company has a defined contribution pension plan covering certain employees of its Australian operations.  Under the terms of the plan, the Company contributes an amount equal to 10% of the employee's wages.  Pension costs were $33,857  and $72,121 for the years ended December 31, 2003 and 2002 respectively.

The Company had an unfunded non-contributory defined benefit program for one of its executive officers.  An agreement was entered into on March 31, 2003 between Nord Pacific Limited and Mark R. Welch, President and Chief Executive Officer of Nord Pacific Limited pursuant to which 4,000,000 shares of common stock valued at $0.13 per share (rounded) were issued in trust for the benefit of Mr. Welch (and his wife) in consideration of his agreement to cancel his Retirement Benefits Agreement entered into on November 20, 2001.

(12)   Employment Agreements

The Company has an employment agreement with the CEO, Mark Welch, which would entitle him to receive his salary through December 31, 2004.

In order to induce Allied Gold to enter into the Arrangement Agreement and the Credit Facility Agreement, Nord Pacific entered into a new executive employment agreement with Mark R. Welch, Nord Pacific's President and Chief Executive Officer, on December 17, 2003. The employment agreement terminates a previously existing change of control and severance agreement between Nord Pacific and Mr. Welch. The employment agreement sets forth Mr. Welch's monthly salary and his benefit package. The effect of these provisions is to reduce Nord Pacific's potential liabilities to Mr. Welch. The employment agreement terminates on December 31, 2004 with possible earlier termination, including upon one month's written notice by Nord Pacific or Mr. Welch. If Nord Pacific terminates Mr. Welch's employment for any reason other than cause, he shall receive a separation package including his base salary for the remaining term of the agreement.

(13)   Difference Between Canadian and U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States (U.S. GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the Canada (Canadian GAAP).

Canadian accounting principles provide for the deferral of exploration expenditures until such time as the property is put into production or the property is abandoned or disposed of through sale, or when it is no longer considered to be commercially viable.  For U.S. GAAP purposes, the Company has expensed all exploration costs until such time as the Company establishes, generally by completing a detailed feasibility study, that a commercially mineable deposit exists.

Other differences between Canadian GAAP and U.S. GAAP as they relate to these financial statements are not significant.

(14)   Stock Compensation

For U.S. GAAP purposes, the Company has elected to measure compensation cost for stock options issued to employees using the intrinsic value based method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which is consistent with the method used for Canadian GAAP.

No options were granted during 2003 or 2002.

(15)   Environmental Contingencies

At December 31, 2003 the Company had no reserves  for remediation for certain Papua New Guinea sites and other environmental costs, which have been provided for in accordance with the Company's policy to record liabilities for environmental expenditures when it is probable that obligations have been incurred and the costs can reasonably be estimated.

The amounts of these liabilities are very difficult to estimate due to such factors as the unknown extent of the remedial actions that may be required and, in the case of sites not owned by the Company, the unknown extent of the Company's probable liability in proportion to the probable liability of other parties.

(16)   Legal

At the date of this report, there are no known legal proceedings pending against Nord Pacific or against any director or officer of the Registrant in their capacity as such except for the litigation in New Brunswick and New Mexico described below.

On December 31, 2002, Nord Resources Corporation and Ronald A. Hirsch filed a shareholders' derivative action against the then three current directors of the Company in the Second Judicial District Court for the County of Bernalillo, State of New Mexico. In the action, the plaintiffs claimed that the directors had breached their fiduciary duties in completing the joint ventures with PGM, and the plaintiffs requested restraining orders, rescission of the agreement with PGM and damages. The directors of Nord Pacific counterclaimed for bad faith and malicious abuse of process on the part of the plaintiffs.

Nord Resources also requested of the Company that it hold an annual meeting of shareholders and proposed five nominees for the Company's Board of Directors. A purported annual meeting called by Nord Resources was later held on June 28, 2003.

On April 8, 2003, Nord Resources commenced in New Brunswick a second action against the Company, its then three directors (Mark Welch, John Roberts and Lucile Lansing), the wife of Mr. Welch and a trustee for a retirement trust for Mr. Welch and his wife. Among other things, the plaintiffs claimed that a total of 5.2 million shares of Nord Pacific issued to directors were improperly issued, asked the court to compel the holding of an annual meeting to elect directors, and challenged a Nord Pacific bylaw amendment made in November 2002 for the purpose of defining the quorum requirement for a shareholders' meeting as a majority of shareholders. On June 26, 2003, the New Brunswick Court entered an interim order that Mr. Welch and the other directors could not vote the 5.2 million shares until issuance was approved by a disinterested majority of shareholders and also placed other restrictions on those shares pending shareholder approval of their issuance. The court also stated that the bylaw amendment on the quorum was ineffective until approved by shareholders, that a shareholders meeting originally called by Nord Resources for February 15, 2003 could be held on June 28, 2003 and that Nord Resources and other Nord Pacific shareholders could elect five directors in addition to the then three existing directors.

The Company and its three directors filed a separate action in the United States District Court for the District Court of New Mexico against Nord Resources and persons purportedly elected as directors of the Company at the claimed shareholders meeting on June 28, 2003. The Company asserted that any action taken at the meeting was invalid because of defective notice and disclosure issues. Nord Resources did not respond in this action, and a motion for default was pending at the date of settlement of this matter.

All these actions were the subject of a settlement agreement in December 2003, which was entered into in part to induce Allied Gold to enter into the Arrangement Agreement with Nord Pacific. The parties to the settlement agreement include the Company, its then three directors, Nord Resources and four of the five persons who were purportedly elected as directors at the June 28, 2003 meeting. Among the main points of the settlement agreement, Nord Resources recognized the validity of 5.2 million share issuances to certain directors of Nord Pacific and agreed to seek to have the interim order entered in the New Brunswick case against Nord Pacific and its directors withdrawn. Nord Resources and associated persons (with the exception of one individual who has not been contactable and is apparently incapacitated) also recognized the validity of the Board of Directors of Nord Pacific as constituted at the time of the commencement of the litigation, and four of the persons purportedly elected to the Board on June 28, 2003 resigned.  Under the settlement agreement Nord Pacific will also transfer its 20% carried interest in Nord Resources' Johnson Camp copper project back to Nord Resources.  Nord carried the Johnson Camp investment at its net realizable value of zero.  Thus, no gain or loss was recognized on the transaction.  Nord Pacific also recognized a debt to Nord Resources in the amount of A$280,000 as part of the settlement agreement.  This debt is to be satisfied by the issuance of 1,400,000 shares of Allied Gold if the Arrangement is completed.  Nord Pacific will also withdraw and seek the dismissal of default judgments and litigation against Nord Resources and associated persons in both New Mexico State Court and U.S. Federal Court.

In March 2004, PGM and Warrama Consulting Propriety Limited (an Australian financial consulting firm) filed a motion to become parties to the New Brunswick case and to make various claims in that case. On April 7, 2004, the Court dismissed the motion of PGM and Warrama and awarded costs to Nord Pacific and Nord Resources in the amount of CND$8,000 to be paid one-half by each of PGM and Warrama as related to the motion.  The Court also discontinued all legal proceedings and terminated the interim order issued on June 26, 2003.  The Court also signed a consent order confirming the settlement, and a discontinuance of the legal proceedings was filed at the direction of the Court.

(17)   Nature of Operations and Going Concern

The Company is in the business of mineral exploration. These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The continued operations of the Company and the recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The Company has incurred recurring operating losses of approximately $1.2 million and $1.4 million for the years ended December 31, 2002 and 2003, respectively. The Company has a working capital deficit of approximately $602,000 and requires additional funds to meet its obligations and maintain its operations. The Company intends to obtain this financing under a CreditFacility Agreement with Allied Gold.  The Company believes that it must complete the arrangement with Allied Gold, an alternative sale of all or part of the Company, or an external financing in order to be able to continue operations and to develop the gold mining project proposed by Simberi Mining Joint venture.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

(18)   Subsequent Events

Nord Pacific and Allied Gold also entered into a Credit Facility Agreement under which Allied Gold has agreed to loan up to $5.4 million to Nord Pacific to fund its share of Simberi Mining Joint Venture capital requirements and to fund ongoing corporate costs prior to completion of the Plan of Arrangement.  The notes issued for loans under the agreement bear interest at LIBOR plus 2% and mature on December 31, 2005.  The notes are convertible, at  Allied Gold's option, into Nord Pacific common stock at increasing prices per share. The initial $600,000 (all of which has already been advanced) is convertible at a price of $0.05 per share, the next $1,800,000 (of which $199,780 has been advanced) at $0.10 per share, the next $1,000,000 at $0.15 per share, the next $1,000,000 at $0.20 per share and the last $1,000,000 at $0.25 per share.  Once Allied Gold acquired conversion rights to acquire 10% of the shares of Nord Pacific (which has occurred), it became entitled to nominate a director to replace an existing director on the Board of Nord Pacific.  When and if Allied Gold has Nord Pacific shares and conversion rights to 50% of the shares of Nord Pacific,  Allied Gold will be entitled to replace another director.

On January 14, 2004 Allied Gold loaned the Company $527,647 for a Series A Convertible Note pursuant to the Credit Facility Agreement, of which $25,000 was advanced in December 2003.  In January 2004, Allied Gold exercised its right to convert the Series A Convertible Note of $527,647 into 10,552,940 fully paid common shares of Nord Pacific Limited (Nord). The total value of the Series A facility is $600,000, $72,353 remains of the Series A Notes.

On February 17, 2004, the Company announced that Allied Gold had converted the initial loan in the amount of $527,647 under a Series A Note into 10,552,940 shares of Nord Pacific's common stock, representing 33.8% of the Company's outstanding common stock. The announcement also stated that Mr. John B. Roberts voluntarily stepped down as Chairman of Nord Pacific and, in line with the Arrangement Agreement with Allied Gold, had been replaced as Chairman by Mr. Gregory H. Steemson, who was formerly Managing Director of Allied Gold

On March 9, 2004, Allied Gold loaned $72,353 in return for a Series A Convertible Note and $199,870 for a Series B Convertible Note pursuant to the Credit Facility Agreement, for a total of $272,223..  The Series A Note is convertible into Nord shares at the rate of $0.05 per share or 1,447,060 shares. The Series B Note is convertible into Nord shares at the rate of $0.10 per share or 1,998,700 shares. Conversion may take place at Allied Gold's election by the giving of written notice to that effect any time prior to the Maturity Date of December 31, 2005.  Allied Gold has committed to a further $1,600,130 in funding by way of Series B Convertible Notes. These notes are convertible into Nord shares at the rate of $0.10 per share.

The notes for  $272,223 under the Credit Facility, if converted by Allied Gold into Nord Pacific common stock, would increase its total ownership to 40.2% of Nord Pacific's outstanding common stock.

(19)     Recent Pronouncements

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides new guidance on the recognition of costs associated with exit or disposal activities.  The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS 146 supercedes previous accounting guidance provided by the EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."  EITF Issue No. 94-3 required recognition of costs at the date of commitment to an exit or disposal plan.  SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The Company adopted SFAS 146 effective January 1, 2003.  The adoption of SFAS 146 by the Company did not have a material impact on the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections."  Among other things, this statement rescinds FASB Statement 4, "Reporting Gains and Losses from Extinguishment of Debt" which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB Opinion 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses.  The provisions of SFAS 145 related to the classification of debt extinguishment are effective for years beginning after May 15, 2002.  The adoption of SFAS 145 by the Company did not have a material impact on the Company's financial position, results of operations, or cash flows.

In November 2001, the EITF of the FASB issued EITF 01-9 "Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products)."  EITF 01-9 provides guidance on when a sales incentive or other consideration given should be a reduction of revenue or an expense and the timing of such recognition.  The guidance provided in EITF 01-9 is effective for financial statements for interim or annual periods beginning after December 15, 2001.  The adoption of EITF 01-9 by the Company did not have a material impact on the Company's financial statements.

ITEM 8.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On July 3, 2003, the Company filed an 8-K Report which disclosed the Company's belief that KPMG LLP would not choose to continue as the Company's auditors due to the Company's previous difficulty in paying KPMG's audit fees.  The Company chose to pursue securing another auditing firm to replace KPMG.  A copy of this disclosure regarding KPMG is attached as Exhibit 99 to this Report and incorporated herein by this reference.

On December 4, 2003, the Board of Directors of Nord Pacific engaged Stark Winter Schenkein & Co., LLP of Denver, Colorado ("SWS") to fill a vacancy in the office of auditor pursuant to section 108 of the NBBCA, and to serve as Nord Pacific's independent public accountant for the years ending December 31, 2002 and December 31, 2003.

During Nord Pacific's two most recent fiscal years ended December 31, 2001 and December 31, 2002 and the period from January 1, 2003 to the date of engaging SWS as stated above, Nord Pacific did not consult with SWS with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events described in Items 304(a)(2)(i) and (ii) of Regulation S-B.

ITEM 8A.       CONTROLS AND PROCEDURES.

As of December 31, 2003, the Company conducted an evaluation, under the supervision and with the participation of Mr. Welch who is the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms as of December 31, 2003.  There was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 9:         DIRECTORS, EXECUTIVE OFFICES, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Directors and Management Information

The Company's Board of Directors consists currently of three directors, the names and backgrounds of which are as follows:

Mark R. Welch, Age 65

Mr. Welch is President and Chief Executive Officer of the Company, a position he has held since September 14, 2001, at which time he became a director of the Company. Previously, Mr. Welch was employed by the Company since 1990 as Vice President Development and was the Company's senior representative overseeing activities in Australia and Papua New Guinea. He holds a Bachelor of Science degree in Mining Engineering from the Washington State University and has more than 40 years of experience in mining, processing, project development, engineering, construction and general management. He is a member of the Society for Mining, Metallurgy and Exploration (SME), the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), a Chartered Professional in Mining Management and a Fellow of the Australasian Institute of Mining and Metallurgy.

Gregory H. Steemson, Age 50

Mr. Steemson serves as a director and Chairman of the Company, a position he has held since February 17, 2004 following the Arrangement Agreement between the Company and Allied Gold. He also currently serves as a director of Mineral Commodities Ltd, a diversified natural resources company which is listed on the Australian Stock Exchange, and is a director of Sandfire Resources NL, a company exploring deposits of precious and base metals. From May 2003 to February 2004, he was Managing Director of Allied Gold, a position from which he resigned to assume his current position with the Company. Mr. Steemson was a director of Allied Mining and Processing Limited (a predecessor to Fortescue Metals Group Limited) from May 2002 until July 2003. Mr. Steemson was a director of Gullewa Limited (a Western Australian based gold and base metals exploration company) from February 1997 to October 2002. Mr. Steemson is a geologist and geophysicist with more than 30 years of experience in the exploration and mining industry, both in technical and management positions.

Lucile Lansing, Age 74

Ms. Lansing has served as a director of the Company since 1990. She has a distinguished career as a successful investment broker, investor, investment advisor representative, venture capitalist and financial advisor. As founder of Lansing Financial Group in 1979 and subsequently as General Partner of a small venture capital fund, Ms. Lansing has been responsible for the placement of more than $70 million of investor capital in both start-up and mezzanine financing for young growth companies. She also raised the initial seed capital and mezzanine financing for Ceracon, Inc. and has been its CEO for the past five years. Ceracon is a privately held company engaged in advanced powder metal technology. She is currently a registered investment advisor representative with H. Beck, Inc. and Capital Financial Group. Ms. Lansing holds an M.B.A. from Pepperdine University.

Each of the directors holds the office until the next annual meeting of shareholders or until the person's successor is elected or appointed.

Mr. Steemson was nominated by Allied Gold and was appointed to the position of director in accordance with provisions in the Credit Facility Agreement of the Company with Allied Gold.

Mr. Welch is the only executive officer of the Company and is also the chief financial officer. The executive officer serves at the pleasure of the Board of Directors. Mr. Welch also has an employment agreement which requires one month's written notice for a termination of his employment by the Company without cause, which agreement is described below.

There are no family relationships among the directors or executive officers of the Company.

The Company has two persons who may be considered significant employees. They are Mr. C. Ross Hastings and Mr. John Syriatowicz, both of whom are located in Australia. Mr. Hastings has extensive knowledge and expertise concerning the Simberi and Tabar Islands Gold Projects. Mr. Hastings has been a vice president of the Company since April 2002. Prior to that time, he served as project development manager for more than five years. Mr. Syriatowicz has extensive administrative and historical knowledge concerning the Company's holdings in Australia and Papaua New Guinea. Mr. Syriatowicz has been administrative manager for more than five years.

The Company does not have an active audit committee or an audit committee financial expert. In this regard, the Company's financial statements for 2000 and 2001 were not audited.

The Company does not have a nominating committee with respect to election of directors. The Company could not have solicited shareholder proxies for election of directors during the last three years because of its inability to obtain audited financial statements and file required Annual Reports on either Form 10-K or 10-KSB under the Exchange Act. The full Board of Directors performs the functions of a nominating committee. The Board of Directors has not taken any action as to whether it would consider, or procedures to be followed for, a director nominee submitted to the Company by a shareholder. The bylaws of the Company require that every director be 19 or more years of age and that no person shall be a director who is of unsound mind, who has the status of a bankrupt or who has been convicted of an offense under the Criminal Code (Canada) in connection with the promotion, formation or management of a corporation or involving fraud (subject to limited exceptions concerning no sentencing or completion of penalties imposed).

During 2003, the Company held five meetings of its Board of Directors, all of which were conducted telephonically, and conducted actions by three written consents.

To the knowledge of the Company, based upon Section 16 reports submitted to the Company during 2003, all of its officers and directors, as well as any 10% beneficial owner of the Company's common stock, filed in a timely manner all reports required by Section 16(a) of the Securities Exchange Act of 1934 during 2003 and prior years.

Code of Ethics

As a result of the scope of its activities in recent years, the Company has not formally adopted a code of ethics concerning the Company's principal executive officer, principal financial officer, principal accounting officer or controller or concerning employees in general. Until the establishment of the Credit Facility Agreement with Allied Gold, the Company did not have the financial resources to engage securities counsel. Notwithstanding these matters, the Company believes that its principal executive officer, Mark R. Welch, and the other Company directors and employees, have conducted themselves in an honest and ethical manner and in compliance with applicable laws and regulations.

ITEM 10:       EXECUTIVE COMPENSATION.

            Summary Compensation Table

The following Summary Compensation Table shows the Company's only executive officer at December 31, 2003, for services in all capacities provided to the Company and its subsidiaries for the past three years.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Name and Principal Position		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	All Other Compensation
	Year	$	$	$(1)	$(2)	($)

Mark R. Welch President, Chief Executive Officer and Chief Operating Officer	2003 2002 2001	$141,120 $141,120 $141,120	- - -	$12,205 $15,465 $17,915	- $28,000 -	- - -

(1)       Other annual compensation includes payments for life and disability insurance, matching contributions by the Company to its 401(k) Plan, and in 2001 an automobile expense. In 2003, the Company ceased the payment of medical and dental insurance.

(2)       In February, 2002, the Board of Directors granted restricted stock awards, covering a total of 2,300,000 shares of common stock, to the Company's executive officer, the then directors, certain key personnel and certain consultants. The awards were forfeitable unless the person remained engaged by the Company through December 31, 2002. The main purpose of the awards was to encourage personnel to stay with the Company during difficult times. As of December 16, 2002, after entering into a joint venture with PGM, the Board of Directors authorized completion of the issuance of these stock awards for past services. Each of the directors including Mr. Welch who is also the executive officer received 400,000 shares of the Company's common stock. These shares have been valued for purposes of the compensation table at $0.07 per share which was the fair market value of the shares on December 16, 2002.

Mr. Welch's base salary has not changed since 1996, nor has the salary of any other current employees since that date.

Mr. Welch also entered into an agreement dated March 31, 2003 with the Company and a subsidiary under which Mr. Welch was issued 4,000,000 shares of common stock of the Company.  Previously, the Company had established an unfunded retirement plan for Mr. Welch, and on November 20, 2001, Mr. Welch and a subsidiary of the Company entered into a retirement benefits agreement as a replacement of the retirement plan. At the time of Board action on this matter on March 31, 2003, an accountant estimated the present value of Mr. Welch's benefits under the retirement benefits agreement at $517,311, if Mr. Welch were to retire on April 1, 2004. The common stock of Nord Pacific traded at that time at approximately $.07 per share. Mr. Welch agreed to the termination of the retirement benefits agreement in return for the 4,000,000 shares, which equates to a price of $0.13 per share when using the present value of the retirement benefits agreement at the amount stated above. The retirement benefits agreement was at that time the subject of a challenge in a New Mexico court proceeding which was subsequently settled as described under Item 3 above. These shares were issued into a retirement trust for the benefit of Mr. Welch and his wife.

In court proceedings in New Mexico and New Brunswick, Nord Resources challenged, among other things, the validity of the issuance of the 2,300,000 shares to the Company's executive officer, directors and key personnel pursuant to the Board action on December 16, 2002 and the validity of the issuance of 4,000,000 shares to Mr. Welch under the March 31, 2003 agreement.  In connection with the Arrangement Agreement with Allied Gold, Nord Pacific, the other defendants and Nord Resources agreed to settle these and other claims, and on April 7, 2004 the New Brunswick proceeding was dismissed.  See Item 3 above.

Employment Agreement of Mr. Welch

Effective December 17, 2003, Mr. Welch entered into an executive employment agreement with the Company and one of its subsidiaries for a term ending December 31, 2004.  The employment agreement was a condition precedent to Allied Gold's entering into the Arrangement Agreement. Under the employment agreement, the Company employs Mr. Welch as the Chief Executive Officer and President, pays to him a salary of $11,760 per month, for an annual salary of $141,120, and pays benefits to him as in the past, including life and disability insurance at a cost of $312 per month, for an annual amount of $3,738, and a matching contribution to the Company's 401(k) Plan of $706 per month for an annual amount of $8,467. The Company has the right to terminate the employment of Mr. Welch upon giving one month's written notice. In that event, Mr. Welch is entitled to receive a lump sum payment of the equivalent of his base salary for the period of time remaining in the term of the agreement. This separation package is not paid for termination for cause or upon death or resignation. This new executive employment agreement also terminated the prior 2001 severance agreement which Mr. Welch had with the Company. The prior severance agreement provided the payment of salaries and benefits for three years in the event of termination of employment after a change in control. The employment agreement contains non-competition requirements on the part of Mr. Welch effective for one year following termination of his employment. Further, the employment agreement confirms the termination of the earlier retirement benefits agreement mentioned above.

No Option Grants in Last Fiscal Year

The Company did not grant any options to its executive officer or its directors during 2003.

Outstanding Options

No options were exercised by any of the Company's executive officer or directors during 2003.  The following table summarizes information with respect to the value of each person's unexercised stock options at December 31, 2003.

Fiscal Year End Option Values

	Number of Securities		In-the-Money
	Underlying Unexercised		Value of Unexercisable
	Options at Year End		Options at Year End (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Mark R. Welch	92,000(2)	0	0	0
Gregory H. Steemson	0	0	0	0
Lucile Lansing	20,000	0	0	0

(1)   The in-the-money value of unexercised options is equal to the excess of the per share market price of the Company's stock at December 31, 2003 of $0.09 over the per share exercise price multiplied by the number of unexercised option.

(2)    Of these options, 32,000 options expired in April, 2004.

Compensation of Directors

The standard compensation for its Company's directors is currently: $3,000 per month to the Chairman of the Board of Directors; and $2,000 per month to other directors who are not employees. Prior to January 1, 2004, the Company intended to pay its directors $500 per meeting plus $1,000 per calendar quarter. In addition, John Roberts, a director until February, 2004, was to be paid A$20,000 per year in fees as a consultant. The Company did not pay these fees from 2001 through 2003. In settlement of the amounts owed for these fees, the Company paid in January, 2004 $30,675 to Mr. Roberts and $10,250 to Ms. Lansing, which was one-half of the total fees owed. In addition, each of the Company's three directors (which included Mr. Welch and Ms. Lansing) received in December, 2002 400,000 shares of the Company's common stock in payment for past services. See the description of this matter above under "Summary Compensation Table."

ITEM 11:       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following persons are the only persons known to the Company who as of April 10, 2004, owned beneficially more than 5% of the Company's common stock, its only class of outstanding voting securities:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Allied Gold Limited Unit 15, Level One 51-53 Kewdale Road Welshpool, Western Australia Australia	13,998,700(2)	40.2%

Nord Resources Corporation c/o Johnson Camp Mine 3048 Seven Dash Road Dragoon, Arizona	3,697,561(3)	11.8%

Mark R. Welch 2727 San Pedro, N.E., Suite 116 Albuquerque, New Mexico	4,472,800(4)	14.2%

(1)        Beneficial owners listed have sole voting and disposition power with respect to the shares shown unless otherwise indicated.

(2)       These shares consist of (1) 10,552,940 common shares which were acquired by Allied Gold upon the conversion of a convertible note issued under the Credit Facility Agreement with the Company and (2) 3,445,760 common shares issuable upon conversion of the principal amounts of a Series A convertible note and a Series B convertible note issued by the Company under such Credit Facility Agreement. As the Company borrows additional amounts under the Credit Facility Agreement, the beneficial ownership of Allied Gold will increase. Allied Gold has informed the Company that Allied Gold intends to convert these existing notes and accrued interest into common stock.

(3)       In addition, pursuant to a settlement agreement described in Item 3 above, Nord Resources will receive 1,400,000 of Allied Gold shares, if the Arrangement between the Company and Allied Gold is completed, to satisfy a debt of A$280,000 owed to Nord Resources by the Company as part of the December, 2003 settlement agreement.

(4)        These shares consist of 4,000,000 shares held in a retirement trust for the benefit of Mr. Welch and his wife, 412,800 shares held by Mr. Welch and 60,000 shares underlying exercisable stock options granted by the Company to Mr. Welch.

The following table shows as of April 10, 2004, the shares of the Company's common stock beneficially owned by each director and executive officer of the Company and the shares beneficially owned by all of the directors and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Mark R. Welch	4,472,800(2)	14.2%
Gregory H. Steemson	-0-(3)	-%
Lucile Lansing	420,000(4)	1.3%
All directors and executive officers as a Group (three persons)	4,892,800(5)	15.5%

(1)       Beneficial owners listed have sole voting and disposition power with respect to the shares shown unless otherwise indicated.

(2)       For information regarding the beneficial ownership of shares by Mr. Welch, see Note 4 under the table above regarding 5% or more beneficial owners.

(3)        Mr. Steemson was formerly a managing director of Allied Gold and was nominated to the Board of the Company by Allied Gold in accordance with provisions in the Credit Facility Agreement between the Company and Allied Gold. Mr. Steemson disclaims beneficial ownership of shares owned by Allied Gold as set forth in the table above concerning 5% or more beneficial owners.

(4)       These shares consist of 400,000 shares owned by Ms. Lansing and 16,000 shares underlying exercisable stock options granted by the Company to Ms. Lansing.

(5)        For information regarding the beneficial ownership of these shares, see the notes above and notes to the table above concerning 5% or more beneficial owners.

For information regarding an Arrangement Agreement and Credit Facility Agreement of the Company with Allied Gold, please see Item 1 above. Under the Credit Facility Agreement, Allied Gold committed to loan to the Company up to US$2,400,000 and may, at its option, loan up to an additional US$3,000,000.

On January 14, 2004, Allied Gold loaned US$527,647 to Nord Pacific in return for a Series A note as provided in the Credit Facility Agreement. On February 12, 2004, Allied Gold converted such note into 10,552,940 common shares representing approximately 33.6% of the outstanding shares of common stock of Nord Pacific.

In February, 2004, John B. Roberts voluntarily stepped down as a director and chairman of Nord Pacific.  Gregory H. Steemson replaced Mr. Roberts on the Board of Nord Pacific and as chairman of Nord Pacific.  Mr. Steemson was nominated to the Board by Allied Gold.  At that time, Mr. Steemson resigned as managing director of Allied Gold.  (This information regarding Mr. Steemson is based upon a Schedule 13D filed by Allied Gold with the Securities and Exchange Commission.)

On March 9, 2004, Nord Pacific obtained an additional loan under the credit facility agreement in the amount of US$272,223, of which US$72,353 is represented by a Series A note and US$199,870 is represented by a Series B note. The principal of these two notes are convertible in the aggregate into 3,445,760 shares of common stock. If Allied so converted these principal amounts, it would own a total of 40.2% of the then outstanding common shares of Nord Pacific. The Company has been informed by Allied Gold that it intends to convert the notes currently held by it and accrued interest into common stock of the Company.

According to the Schedule 13D of Allied Gold, funds used in the acquisition of the notes came from Allied Gold's working capital.

These transactions and events may be viewed as resulting in a change of control of Nord Pacific from the public and Board of Directors of Nord Pacific to Allied Gold. Additional loans by Allied Gold under the Credit Facility Agreement will increase the number of Company shares which Allied Gold may acquire. When and if Allied Gold acquires shares and conversion rights to 50% of the shares of Nord Pacific, Allied Gold will be entitled to replace another director on Nord Pacific's Board of Directors.

For information on stock plans of Nord Pacific, please see Item 5 above.

ITEM 12:       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Transactions in which Nord Pacific or its subsidiaries have engaged during the last two years, or propose to engage, with the Company's executive officer, any director or any 5% or more beneficial owner of Nord Pacific shares are described elsewhere in this Report.  These transactions include an employment agreement dated December 17, 2003 with Mr. Welch; an agreement of March 2003 under which 4,000,000 shares were issued to Mr. Welch for termination of a retirement benefits agreement; the issuance of 400,000 shares to each of the directors in December 2002 for past services; the settlement agreement dated December 19, 2003 concerning legal proceedings with claims by and against Nord Resources; and the Arrangement Agreement and Credit Facility Agreement with Allied Gold (Allied Gold was not a 5% or more beneficial owner of the Company's shares prior to these Agreements).

Allied Gold, Nord Resources and Mr. Welch may be considered "parents" of Nord Pacific, meaning an affiliate which directly or indirectly controls Nord Pacific.  Each of these persons is more than a 10% beneficial owner of the Company's shares.  See Item 11 above.  Allied Gold also is a party to significant agreements with the Company as described in Item 1 above.  Mr. Welch is the Chief Executive Officer and President of the Company and a director.

ITEM 13:       EXHIBITS AND REPORTS ON FORM 8-K.

(a)        Exhibits.

Exhibit No.	Document
3.1	Registrant's Articles of Continuance [Incorporation] under Section 126 of the New Brunswick Business Corporations Act filed September 30, 1998.
3.2	Registrant's Amended By-laws Adopted Pursuant to the New Brunswick Business Corporations Act on November 10, 1998, as amended on November 12, 2002.
10.1

Simberi Mining and Tabar Exploration Joint Venture Agreement dated November 29, 2002 among the Registrant, Nord Australex Nominees (PNG) Limited, Simberi Gold Company Limited and PGM Ventures Corporation; also as part of annexures to this Joint Venture Agreement, the Mining Lease (ML 136) for land on Simberi Island and Exploration License No. 609 concerning the Tabar Islands.

10.2	Amendment dated January 27, 2003 to Simberi Mining and Tabar Exploration Joint Venture dated November 29, 2002.

Exhibit No.	Document
10.3	Deeds of Agreement for Simberi Mining Joint Venture and Tabar Exploration Joint Venture.
10.4	Deed of Cross Charge dated December 13, 2002 for Simberi Mining and Tabar Exploration Joint Venture.
10.5

Arrangement Agreement, dated December 20, 2003 between Allied Gold Limited and the Registrant, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed with the Commission on December 23, 2003.

10.6

Credit Facility Agreement dated December 20, 2003 between Allied Gold Limited and the Registrant, incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed with the Commission on December 23, 2003.

10.7

Executive Employment Agreement dated December 17, 2003 between the Registrant (and its wholly owned subsidiary Hicor Corporation) and Mark R. Welch.  Incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K filed with the Commission on December 23, 2003.

10.8

Form of Support Agreement Dated December 20, 2003 between Allied Gold Limited and each of Nord Resources Corporation, Mark R. Welch, John B. Roberts, Lucile Lansing and Trustee of Retirement Trust for the benefit of Mark R. and Sharon S. Welch, incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-K filed with the Commission on December 23, 2003.

10.9	Settlement Agreement dated as of December 19, 2003 among the Registrant and Nord Resources Corporation et al.
10.10

Agreement dated March 31, 2003 between Mark R. Welch, Hicor Corporation and the Registrant pursuant to which Mr. Welch converted his unfunded Retirements Benefit Agreement dated November 20, 2001 into shares of the Registrant's common stock, incorporated by reference to Exhibit 99 of the Registrant's Form 8-K filed with the Commission on April 4, 2003.

10.11

Form of stock option dated January 11, 1991, as amended pursuant to which Mark R. Welch and Lucile Lansing hold options to purchase shares of the Registrant's common stock, incorporated by reference to Exhibit 4.1 of Form S-8 Registration Statement (File No. 0335172) filed with the Commission on September 8, 1992.

10.12

Settlement Agreement dated October 29, 2001 among the Registrant, Hicor Corporation (a wholly owned subsidiary of the Registrant) and W. Pierce Carson") (and his spouse, collectively "Carson") pursuant to which Carson will receive 1,431,282 shares (subject to normal anti-dilution provisions) on or before February 1, 2005.

10.13

Form of Stock Option Agreement dated September 25, 1998 pursuant to which Mark R. Welch and Lucile Lansing hold options to purchase shares of the Registrant's common stock, incorporated by reference to Exhibit 4.1 of Form S-8 registration statement (File No. 333-65167) filed with the Commission on October 1, 1998.

13	Letter on change in certifying accountant, incorporated by reference to Exhibit 10.47 of the Registrant's Form 8-K filed with the Commission on July 3, 2003.
21	List of Subsidiaries of the Company.
23	Consent of Stark Winter Schenkein & Co., LLP.
31	Rule 13a-14(a) Certification.
32	Section 1350 Certification.
99	Form 8-KA filed by the Registrant with the Commission on July 3, 2003 with respect to the termination of its relationship with KPMG LLP as the Registrant's public accountant.

            (b)        Reports on Form 8-K.

                        The following reports were filed by Nord Pacific on Form 8-K during the quarter ended December 31, 2003:

A report filed on December 23, 2003 regarding Item 4, Changes in Registrant's Certifying Accountant, Item 5, Other Events and Item 7, Exhibits.

ITEM 14:       PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Stark Winter Schenkein & Co., LLP ("SWS") has been selected by the Board of Directors of the Company as the Company's independent auditor for the year ended December 31, 2003.

Disclosure of Auditor Fees

The following is a description of the fees billed to the Company by its independent auditor for each of the last two years (2002 and 2003) for professional services rendered by the independent auditor for the audit of financial statements for those years or other matters.  Because of a lack of funds, Nord Pacific did not request any services for 2002 and 2003 from KPMG prior to terminating the Company's relationship with KPMG in 2003 and has not requested any services of SWS other than services relating to the audit of the Company's financial statements for this Report. The fees shown for SWS include services regarding the audit of the Company's financial statements for the year ended December 31, 2003 and 2002 for this Report and are an estimated amount.

	KPMG LLP		SWS
Audit and Non-Audit Fees	2002	2003	2003
Audit fees	$ -	$ -	$70,000
Audit-related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	-	-	$70,000

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORD PACIFIC LIMITED

By:                   /s/ Mark R. Welch

Mark R. Welch, President and Chief Executive Officer,

and Chief Operating Officer (Principal Executive
Officer and Principal Financial Officer)

Date:  April 14, 2004

                        and

By:                   /s/ Kevin M. Smith

            Kevin M. Smith, Acting Controller

            (Principal Accounting Officer)

            Date:  April 14, 2004

In accordance with the Exchange Act, this report has been signed below by the following persons in behalf of the Registrant and in the capacities and on the dates indicated.

By:                   /s/ Mark R. Welch

Mark R. Welch, Director

Date:  April 14, 2004

By:                   /s/ Lucile Lansing

Lucile Lansing, Director

Date:  April 14, 2004

By:                   Gregory H. Steemson

Gregory H. Steemson, Director

Date:  April 14, 2004

Allied Gold Limited

ABN 86 104 855 067

Prospectus

For the offer of 10,000,000 Shares at an issue price of 20 cents per Share together with free attaching Options to raise $2,000,000.
(Oversubsciptions of up to a further 2,500,000 Shares at an issue price of 20 cents each to raise up to $500,000 may be accepted).

Mineral Commodities Limited (ABN 39 008 478 653) has agreed to underwrite the offer as to $900,000. The material terms of the underwriting agreement, including the events enabling termination of the underwriting agreement, are disclosed in Section 10.5 of this Prospectus.

Lead Manager to the Offer
Paterson Ord Minnett Ltd
(ABN 69 008 896 311)

Allied Gold Limited
ABN 86 104 855 067

Corporate Directory

Directors
Mark Victor Caruso
Gregory Hugh Steemson
David Andrew Lymburn

Company Secretary
David Andrew Lymburn

Australian Business Number
86 104 855 067

Registered and Principal Office
Unit 15, Level 1
51- 53 Kewdale Road
WELSHPOOL WA 6106

Telephone: (08) 9353 3638
Facsimile: (08) 9353 4894

E-mail
info@alliedgold.com.au

Website
www.alliedgold.com.au

Solicitors
Steinepreis Paganin
Lawyers & Consultants
Level 14, Citibank House
37 St Georges Terrace
PERTH WA 6000

Auditors
BDO Chartered Accountants and Advisers
Level 8
256 St Georges Terrace
PERTH WA 6000

Investigating Accountant
BDO Consultants (WA) Pty Ltd
Level 8
256 St Georges Terrace
PERTH WA 6000

Share Registry
Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
PERTH WA 6000

Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Lead Manager
Paterson Ord Minnett Ltd
Level 23, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Telephone: (08) 9263 1111
Facsimile (08) 9325 5123

Telephone: (08) 9353 4890
Facsimile: (08) 9353 4894

Independent Geologist
Continental Resource Management Pty Ltd
10 Hehir Street
BELMONT WA 6104

Independent Engineer
Como Engineers Pty Ltd
15 Charles Street
SOUTH PERTH WA 6151

IMPORTANT NOTICE

This Prospectus is dated 20 October 2003 and was lodged with the ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

The expiry date of this Prospectus is 19 November 2004 at 5.00pm WST (Expiry Date). No Securities may be issued on the basis of this Prospectus after the Expiry Date.

Application will be made to ASX within seven (7) days after the date of this Prospectus for Official Quotation of the Shares and Options the subject of this Prospectus.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any of these restrictions. Failure to comply with these restrictions may violate securities laws.

Applicants who are resident in countries other than Australia should consult their professional advisers as to whether any governmental or other consents are required or whether any other formalities need to be considered and followed.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

It is important that investors read this Prospectus in its entirety and seek professional advice where necessary. The Securities the subject of this Prospectus should be considered speculative.

WEB SITE - ELECTRONIC PROSPECTUS

A copy of this Prospectus can be downloaded from the website of the Company at www.alliedgold.com.au or the Lead Manager at www.patersonord.com.au. Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

The Corporations Act prohibits any person passing onto another person an application form unless it is attached to a hard copy of this Prospectus or it accompanies the complete and unaltered version of this Prospectus. Any person may obtain a hard copy of this Prospectus free of charge by contacting the Company.

EXPOSURE PERIOD

This Prospectus will be circulated during the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. Potential investors should be aware that this examination may result in the identification of deficiencies in the Prospectus and, in those circumstances, any application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act.

Acceptances and applications for Securities under this Prospectus will not be processed by the Company until after the expiry of the Exposure Period. No preference will be conferred on persons who lodge acceptances and applications prior to the expiry of the Exposure Period.

1

Chairman's Letter

Dear Shareholder,

On behalf of the Board of Allied Gold Limited, I am pleased to present to you this Prospectus to raise funds for the development of the Company's existing assets and new business. The Offer is partially underwritten by Mineral Commodities Limited and supported by Paterson Ord Minnett as Lead Manager.

The Company has its origins in Allied Mining & Processing Limited (now Fortescue Metals Group Limited). As a consequence of the restructuring of Fortescue's assets, the iron ore assets remained with that company and the non-iron ore assets were divested to Allied Gold. The motivation for the separation of the assets in Fortescue was to allow the iron ore and gold assets to be developed separately due primarily to the different capital and market requirements for each commodity and to allow management focus.

Once listed, the Board intends to continue with the exploration of the Red Dam Gold Project and to identify suitable opportunities for the gold treatment plant. In addition the Board will seek out new business opportunities including acquisitions.

The Red Dam Gold Project (refer to Sections 3.3 and 5 for further details) is located 50km north of Coolgardie and covers approximately 3km of the Carbine Telegraph Shear Zone. The Petrus Prospect is located on the shear zone in the northern part of the project area and covers approximately 600m of the shear zone. An intensive drilling program is proposed for the Petrus Prospect to test the continuity and extent of the gold mineralisation intersected by previous drilling. Along strike from the Petrus Prospect the Company intends to undertake staged exploration programs to complete the testing of the shear zone within the project area.

The modular gold treatment plant (refer to Sections 3.4 and 6 for further details of the Plant) gives the Company a degree of leverage to participate in new gold projects by reducing the lead time for development and capital requirements. The strategic relationship with Bateman also provides the Company with ongoing development support and access to a wider range of opportunities. The Company has considered an involvement with new projects ranging from equity to an outright sale and will continue with this strategy.

The Board of Allied Gold has common directors with Mineral Commodities Limited and the previous board of Fortescue and potential investors may be assured that the same business principles will be applied to the operations of Allied Gold.

Existing shareholders of Allied Gold and Mineral Commodities Limited will be given a priority opportunity to participate in the Offer. However, the number of Shares to which this priority opportunity applies is limited and applications will be processed in the order received.

Detailed information about the Red Dam Gold Project, the Plant and the Offer are contained in this Prospectus. Please read this Prospectus carefully before making any investment decision. My fellow Directors and I believe this is an excellent opportunity to invest in a company focussed on enhancing shareholder value, and we look forward to welcoming you as a Shareholder.

Yours sincerely

Mark V Caruso

CHAIRMAN

20th October 2003

2

Contents

CORPORATE DIRECTORY		
CHAIRMAN'S LETTER		2
1.	INVESTMENT OVERVIEW	4
2.	DETAILS OF THE OFFER	6
3.	COMPANY AND PROJECT OVERVIEW	10
4.	DIRECTORS	13
5.	INDEPENDENT GEOLOGISTS' REPORT	14
6.	INDEPENDENT ENGINEERING REPORT	30
7.	INVESTIGATING ACCOUNTANT'S REPORT	42
8.	SOLICITOR'S REPORT ON TENEMENTS	50
9.	RISK FACTORS	58
10.	ADDITIONAL INFORMATION	60
11.	DIRECTORS' AUTHORISATION	67
12.	GLOSSARY	68
APPLICATION FORMS		

3

Section 1

Investment Overview

1. INVESTMENT OVERVIEW

1.1 Important Notice

This section is not intended to provide full information for investors intending to apply for Securities offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

1.2 Objectives

The strategic objective of the Company is to build a producing gold mining company through exploration and acquisition.

Initially, the Company will continue with the exploration and evaluation of the Red Dam Gold Project and exploit opportunities relating to the Plant.

It is planned to use the Plant to acquire a strategic position in existing gold projects.

The Company also intends to seek out further acquisitions that have the potential to underpin the Company's growth strategy.

1.3 Indicative Timetable

Lodgement of Prospectus with the ASIC	20 October 2003
Record Date	29 October 2003
Opening Date	29 October 2003
Round Up Offer Closing Date	12 November 2003
Priority Offer Closing Date	12 November 2003
General Offer Closing Date	21 November 2003
Despatch of Holding Statements	27 November 2003
Expected date for listing on ASX	1 December 2003

The above dates are indicative only and may change without notice.

1.4 Purpose of the Offer and Use of Proceeds

The Company is seeking to raise up to $2,000,000 pursuant to the Offer. These funds, together with the current working capital, will be utilised as follows:

Pre-Offer cash	$785,000
Total raised in the Offer	$2,000,000
Available funds	**$2,785,000**

	Year 1	Year 2	Total
Evaluation and exploration	$ 500,000	$ 580,000	$1,080,000
Acquisition costs (including stamp duty)	$ 137,500	-	$ 137,500
Plant maintenance, storage costs and studies	$ 108,000	$ 108,000	$ 216,000
Expenses of issue	$ 225,000	-	$ 225,000
Administration Costs	$ 350,000	$ 350,000	$ 700,000
Project Generation	$ 100,000	$ 100,000	$ 200,000
Unallocated working capital	$ 153,250	$ 73,250	$ 226,500
Total	**$1,573,750**	**$1,211,250**	**$2,785,000**

4

Section 1

Investment Overview

Oversubscriptions of up to $500,000 may be accepted. If oversubscriptions are accepted, the net funds raised will be added to unallocated working capital.

The minimum subscription for the Offer is $1,800,000. Should the minimum subscription be raised, the ability of the Company to meet all of the expenditure conditions of the Tenements and other expenditure requirements in general will not be affected. If less than the full subscription is received, the amount of unallocated working capital will be reduced by a maximum of $200,000.
Following completion of the Offer, the Company will have sufficient working capital to carry out its stated objectives.

1.5 Capital Structure

The capital structure of the Company following completion of the Offer (assuming no oversubscriptions) is summarised below[1]:

Shares	Number
Shares on issue at date of Prospectus	19,500,000
Shares now offered	10,000,000
Total Shares on issue at completion of the Offer[2]	**29,500,000**
Options	
Options on issue at date of Prospectus	9,500,000
Options now offered	10,000,000
Total Options on issue at completion of the Offer[2]	**19,500,000**

Notes:

[1] Refer to Investigating Accountant's Report for further information.
[2] Assumes that Offer is fully subscribed.

Restricted securities

Subject to the Company being admitted to the Official List, certain of the Shares on issue prior to the Offer and certain of the Shares issued on the exercise of the Options on issue prior to the Offer, are likely to be classified by ASX as restricted securities and will be required to be held in escrow.

Oversubscriptions

Oversubscriptions of up to a further 2,500,000 Shares (and free attaching Options) may be accepted (refer to Section 2.4 of this Prospectus).

Allied Gold Limited

5

Section 2

Details Of The Offer

2. DETAILS OF THE OFFER

2.1 The Offer

By this Prospectus, the Company offers for subscription up to 10,000,000 Shares at 20 cents per Share to raise approximately $2,000,000 (together with one (1) free attaching Option per Share allotted and issued).

The Offer consists of:

(a) a Round Up Offer;
(b) a Priority Offer; and
(c) a General Offer to the public.

The Shares offered under this Prospectus will rank equally with the existing Shares on issue.

The Options will be exercisable at 20 cents each on or before 30 June 2007. The full terms and conditions of the Options are set out in Section 10.6.2 of this Prospectus.

The Options will be issued on the basis of one (1) Option for every one (1) Share allotted and issued.

2.2 Round Up Offer

Not all Shareholders may participate in the Round Up Offer. It is only open to Shareholders holding less than a minimum parcel of 10,000 Shares on the Record Date.

The enclosed green Round Up Offer Application Form sets out the number of Shares for which a Shareholder may apply and the total amount that will be payable upon acceptance of the Round Up Offer.

The number of Shares which may be issued under the Round Up Offer is limited to an aggregate of 2,500,000 Shares (representing subscription monies of $500,000).

The Round Up Offer is non renounceable and may only be applied for in full. Applications under the **Round Up Offer** may only be made by completing the green **Round Up Offer Application Form** as directed and forwarding the completed form together with a cheque payable to "Allied Gold Ltd - Share Offer Account" for the total amount payable, so that they are received no later than the Round Up Offer Closing Date, to:

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
PERTH WA 6000
or
GPO Box D182
PERTH WA 6840

The Shares the subject of the Round Up Offer will be allotted at the discretion of the Directors and, if Directors exercise their discretion, preference will be given to applications on a first received basis. Any shortfall from the Round Up Offer will be made available to subscribers under the General Offer.

2.3 Priority Offer and General Offer

The number of Shares which will be issued under the General Offer is limited to a maximum of 10,000,000 Shares (including oversubscriptions) plus any shortfall from the Round Up Offer.

Priority Offer

Of the 10,000,000 Shares being offered, 5,000,000 Shares will be offered in priority to existing Shareholders of the Company and shareholders of Mineral Commodities Limited (MRC) registered as at the date of this Prospectus on a first come first served basis. To the extent that subscriptions from existing Allied Gold and MRC shareholders exceed 5,000,000 Shares, the excess applications will be considered after Shares have been allotted to the public under the General Offer.
The priority given to Allied Gold and MRC shareholders will be in respect of 10,000 Shares for each applicant.

6

Section 2

Details Of The Offer

General Offer

The pool for the General Offer will be a minimum of 2,500,000 shares, with the balance of any Shares not applied for by existing Allied Gold and MRC shareholders under the Round Up and Priority Offers also forming part of the pool for the General Offer.

Applications

Applications for Shares under the ***Priority Offer*** must be made using the blue ***Priority Offer Application Form.***

Applications for Shares under the ***General Offer*** must be made using the ***General Offer Application Form*** in the back of this Prospectus.

Payment for the Shares must be made in full at the issue price of 20 cents per Share. Applications for Shares must be for a minimum of 10,000 Shares and thereafter in multiples of 1,000 Shares.

Cheques should be made payable to "Allied Gold Limited - Share Offer Account" and crossed "Not Negotiable".

Completed Priority Offer Application forms and accompanying cheques must mailed or delivered to the Share Registry at :

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
PERTH WA 6000
or
GPO Box D182
PERTH WA 6840

by no later than the Priority Offer Closing Date.

Completed General Offer Application Forms and accompanying cheques must be mailed or delivered to the Lead Manager at :

Paterson Ord Minnett Ltd
Level 23
2 The Esplanade
PERTH WA 6000
or
GPO Box W2024
PERTH WA 6846

by no later than the General Offer Closing Date.

The Company reserves the right to close the Offer early.

2.4 Oversubscriptions

The Company reserves the right to accept over-subscriptions of up to $500,000 through the issue of a further 2,500,000 Shares at an issue price of 20 cents per Share (together with free attaching Options). The maximum amount which may be raised under this Prospectus is therefore $2,500,000.

2.5 Allotment

Subject to ASX granting approval for the Company to be admitted to the Official List, allotment of Securities offered by this Prospectus will take place as soon as practicable after the Closing Date. Prior to allotment, all application monies shall be held by the Company on trust. The Company, irrespective of whether the allotment of Securities takes place, will retain any interest earned on the application monies.

The Directors reserve the right to allot Securities in full for any application or to allot any lesser number or to decline any application. Where the number of Securities allotted is less than the number applied for, or where no allotment is made, the surplus application monies will be returned by cheque to the applicant within seven (7) days of the allotment date.

Allied Gold Limited

7

Section 2

Details Of The Offer

2.6 Minimum Subscription

The minimum subscription to be raised pursuant to this Prospectus is $1,800,000.
If the minimum subscription has not been raised within four (4) months after the date of this Prospectus, all applications will be dealt with in accordance with the Corporations Act.

2.7 ASX Listing

The Company will apply to ASX within seven (7) days after the date of this Prospectus for admission to the Official List and for Official Quotation of the Securities offered under this Prospectus. If ASX does not grant permission for Official Quotation of the Securities within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Securities offered by this Prospectus will be allotted or issued. In that circumstance, all applications will be dealt with in accordance with the Corporations Act.

2.8 Applicants outside Australia

This Prospectus does not, and is not intended to, constitute an offer in any place or jurisdiction, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify these Securities or otherwise permit a public offering of the securities the subject of this Prospectus in any jurisdiction outside Australia.

It is the responsibility of applicants outside Australia to obtain all necessary approvals for the allotment and issue of the Securities pursuant to this Prospectus. The return of a completed application form will be taken by the Company to constitute a representation and warranty by the applicant that all relevant approvals have been obtained.

2.9 Underwriter

The Offer has been underwritten as to $900,000 by Mineral Commodities Limited under the terms and conditions of the Underwriting Agreement. MRC's obligations in respect of underwriting the Offer are conditional upon the Company receiving and accepting applications for a minimum of 4,500,000 Shares from other parties. Accordingly, should the Company receive applications for Shares to the value of $900,000, MRC will subscribe for $900,000 of Shares in order for the Company to reach the minimum subscription of $1,800,000. Details of the Underwriting Agreement (including the events which entitle the Underwriter to terminate its obligations) are set out in Section 10.5.7 of this Prospectus.

Should the Underwriter be required to fulfil its obligations under the Underwriting Agreement, its shareholding in the Company may increase above 20% to 23.18%, assuming it subscribes for the full 4,500,000 Shares pursuant to the Underwriting Agreement.

2.10 Commissions on Application Forms

The Company will pay a commission of 5% (inclusive of goods and services tax) of amounts subscribed to any licensed securities dealers or Australian Financial Services licensees in respect of valid applications lodged and accepted by the Company and bearing the stamp of the licensed securities dealer or Australian Financial Services licensee. Payments will be subject to the receipt of a proper tax invoice from the licensed securities dealer or Australian Financial Services licensee.

8

Section 2

Details Of The Offer

2.11 CHESS

The Company will apply to participate in the Clearing House Electronic Subregister System (CHESS). CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd (ASTC), a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the SCH Business Rules.

Under CHESS, the Company will not issue certificates to investors. Instead, Share and Option holders will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement.

2.12 Risk factors

Prospective investors in the Company should be aware that subscribing for securities the subject of this Prospectus involves a number of risks. These risks are set out in Section 9 of this Prospectus and investors are urged to consider those risks carefully (and if necessary, consult their professional adviser) before deciding whether to invest in the Company.

The risk factors set out in Section 9, and other general risks applicable to all investments in listed securities not specifically referred to, may in the future affect the value of the Securities. Accordingly, an investment in the Company should be considered speculative.

2.13 Privacy Statement

If you complete an application for Shares, you will be providing personal information to the Company. The Company collects, holds and will use that information to assess your application, service your needs as a Shareholder and to facilitate distribution payments and corporate communications to you as a Shareholder.

The information may also be used from time to time and disclosed to persons inspecting the register, including bidders for your securities in the context of takeovers; regulatory bodies, including the Australian Taxation Office; authorised securities brokers; print service providers; mail houses and the Share Registry.

You can access, correct and update the personal information that we hold about you. If you wish to do so, please contact the Share Registry at the relevant contact number set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules such as the SCH Business Rules. You should note that if you do not provide the information required on the application for Shares, the Company may not be able to accept or process your application.

Allied Gold Limited

9

Section 3

Company And Project Overview

3. COMPANY AND PROJECT OVERVIEW

3.1 Company History and Background

On 22 May 2003, Allied Mining and Processing Limited (now Fortescue) announced plans to sell its Gold Assets. Accordingly, the Company was specifically incorporated for the purpose of acquiring Fortescue's Gold Assets through a demerger.

To give effect to the proposal, Fortescue and the Company entered into the Acquisition Agreement, pursuant to which the Company purchased the Gold Assets. The consideration paid by the Company to acquire the Gold Assets was the issue of 12,500,000 Shares at a deemed issued price of 20 cents (Consideration Shares). The material terms of the Acquisition Agreement are set out in Section 10.5.1 of this Prospectus.

On 18 July 2003, the shareholders of Fortescue approved an equal capital reduction and in specie distribution of capital that had the effect of distributing 12,486,386 of the Consideration Shares to Fortescue shareholders. The balance of the Consideration Shares were retained by Fortescue.

3.2 Mission and Objectives

The Company's mission is to enhance shareholder value through development of the Company's mineral properties, and to seek out other project acquisition opportunities. The Company's initial objective is to explore and evaluate the Tenements.

3.3 Red Dam Project

The Red Dam Project (Project) is comprised of P16/1577 and P16/1578, and applications for M16/344 and P16/2078 and is located approximately 50km north west of Kalgoorlie. The Tenements cover a contiguous area of approximately 300ha.

RED DAM
Legend
Tenement
Minesite
Major Road
Minor Road
Railway

Red Dam Project Location Map

Allied Gold Limited

10

Section 3

Company And Project Overview

The Project is located in a structural corridor containing current gold resources exceeding 5 Moz. Deposits in this zone include Kundana, White Foil, Frogs Leg, the ABC Line, Mungari East and Carbine.

The Tenements contain gold mineralisation at the Petrus Prospect where gold mineralisation has been intersected over a strike length of 600m and across a zone 200m wide.

Since February 2003, eight drillholes have been completed, which were designed to test the northern extension to the Central Lode of the Petrus mineralisation.

Based on the current data, the mineralisation has been interpreted to be offset by several post mineralisation structures. The geometry of these structures and the effect that they have on the continuity and distribution of the mineralisation is not fully understood. The current interpretation will need to be tested by future drilling programs.

To assist in establishing some of the positions and orientations of the post mineralisation structures, it is proposed to undertake a low-level detailed airborne magnetometer survey.

Once this has been interpreted, the Company will continue with drilling.

Petrus Prospect
Legend
RAB Drill Hole
RC Drill Hole
Diamond Drill Hole
Max Au
No data
0
1
kilometer

Red Dam : Maximum Au in RAB holes

This program was successful in intersecting the host dolerite on each section tested. Where mineralized, the dolerite has been intensely altered to a quartz-carbonate-sericite rock. The style of mineralisation intersected during the recent drilling program is of the same style as the Petrus mineralisation.

Further description of the Project is contained in the Independent Geologist's Report at Section 5 of this Prospectus.

Allied Gold Limited

11

Section 3

Company And Project Overview

3.4 Mobile Mineral Processing & Evaluation Unit (MMPEU)

This modular gold treatment plant was designed by K.C. Dodd & Associates and built for Fortescue in 1998. It is a complete modular treatment plant with equipment and circuits for:

- Crushing (2 stage)
- Grinding & classification
- Gravity metal recovery
- Leaching
- Adsorption (CIP)
- Elution (stripping)
- Carbon reactivation
- Bullion smelting
- Reagent mixing

In 2000, the front end of the Plant (crushing, grinding and classification) was set up at the RAV 8 nickel deposit near Ravensthorpe for Tectonic Resources NL. A flotation circuit owned by Tectonic Resources NL followed the milling circuit.

The Plant was decommissioned in December 2001 after treating approximately 200,000 tonnes of ore and the equipment was dismantled and relocated to a storage yard in Perth. The equipment used at RAV 8 is generally in good condition with an estimated $100,000 of refurbishing required before re-installation. The remaining equipment has never been used and it is therefore in 'as new' condition.

Since returning all of the Plant components to Perth, the Company has investigated several opportunities for the Plant. The design of the Plant offers the advantages of being able to be moved into a project site quickly and, if necessary, moved around that site with or without modification.

The opportunities investigated to date range from selling the Plant as an operational unit, leasing the Plant (or one or more of the major components) and vending the Plant into a project for equity.

As at the date of the Prospectus, the Company has not entered into an agreement regarding the use of the Plant. However, the Company was holding discussions with several parties regarding the use of the Plant.

In the short term, the Company will undertake a low cost program for the storage of the Plant and will delay any major works until details of the proposed use for the Plant are known.

3.5 Intellectual Property

As detailed in Section 10, the MOU with Bateman for the marketing of the Plant design has been assigned to the Company. (Bateman is an international engineering firm whose main business is the design and construction of treatment plants for the mining industry.) This association with Bateman will ensure the preservation of the intellectual property and potentially provide additional opportunities for the Company.

Crushing and Grinding Circuit installed at RAV 8

Allied Gold Limited

12

Section 4

Directors

4. DIRECTORS

4.1 Mark Victor Caruso

Mr Caruso is a director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. With over 20 years experience in the mining and contracting industries he brings particular expertise in the areas of contract negotiation, acquisitions and asset building. He is also a director of MRC and Syntech Limited. He is currently a director of Fortescue Metals Group Limited, having joined the board of Allied Mining and Processing Limited in May 2002.

4.2 Gregory Hugh Steemson

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. Mr Steemson has held senior technical and management positions within the mining and exploration industry during his 30 year career. He has held Board positions in public listed companies since 1996. He was a director of Allied Mining and Processing Limited from May 2002 until July 2003. He is also a director of MRC.

4.3 David Andrew Lymburn

Mr Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has served as Company Secretary and CFO of a number of small to medium sized public listed companies. He is also a non executive director of Indcor Limited and is company secretary of MRC. He was a director of Allied Mining and Processing Limited from July 2002 until July 2003.

4.4 Corporate Governance

The Directors monitor the business affairs of the Company on behalf of Shareholders and have formally adopted a corporate governance policy which is designed to encourage Directors to focus their attention on accountability, risk management and ethical conduct.

Allied Gold Limited

13

Section 5

Independent Geologists' Report

CONTINENTAL RESOURCE MANAGEMENT PTY LTD

10 Hehir Street
BELMONT W.A. 6104
PO Box 307
BELMONT W.A. 6984
Australia

ACN 009 366 929
Facsimile +61 8 9478 3986
Phone +61 8 9478 3987
email crm@iinet.net.au

10 October 2003

The Directors
Allied Gold Limited
Unit 15 Level 1,
51-53 Kewdale Rd,
WELSHPOOL,
Western Australia

Dear Sirs,

INDEPENDENT GEOLOGISTS' REPORT
RED DAM PROJECT, WESTERN AUSTRALIA

This report has been prepared by Continental Resource Management Pty Ltd (CRM) for inclusion in a Prospectus to be dated on or about 20 October, 2003 relating to the offer by Allied Gold Limited (Allied Gold) of up ten million fully paid ordinary shares of twenty cents each, payable in full on application.

Allied Gold has ownership of a group of tenements near Red Dam, northwest of Kalgoorlie in Western Australia. The tenements contain known gold mineralisation, and Allied Gold intends to conduct further drilling in order to be able to quantify the mineralisation. The agreements, status and interests held by Allied Gold in the properties are set out elsewhere in this Prospectus.

CRM's assessment of the tenements included in the Prospectus is based upon technical information provided by Allied Gold. Reference has been made to other sources of information, published and unpublished, including government reports and reports prepared by previous title holders to the areas, where it has been considered necessary. CRM has endeavoured, by making reasonable enquiries, to confirm the authenticity and completeness of the technical data used in the preparation of this report and to ensure CRM had access to all relevant technical and other information.

It is the opinion of CRM that the property described in this Prospectus is worthy of continued exploration, that there is reasonable expectation of locating economic mineralisation, and that the program and budget proposed for the project is appropriate. It is not possible to accurately determine the outcome of exploration and considerable variation to the proposed exploration program and budget may be required, as new data becomes available. We have visited the Red Dam project area in the course of our review.

The statements contained in this report are given in good faith and have been derived from information believed to be reliable and accurate, and supplemented by our own investigations. We have relied upon this information and have no reason to believe that any material facts have been withheld from us. We do

Continental Resource Management Pty Ltd Independent Geologists' Report
14

Section 5

Independent Geologists' Report

not imply that we have carried out any type of audit on the technical, accounting or other records of Allied Gold or that our assessment has revealed all of the matters which an audit or more extensive examination might disclose at the date of this report.

The following professional staff of CRM prepared this report:

Dr John Chisholm, who holds a Bachelor of Science degree (Geology) from the University of New England and a Doctorate of Philosophy (Applied Science) from the University of New South Wales and is a Fellow of both the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. He also has Chartered Practicing Status in geology with the AusIMM. On completion of his studies he lectured at the University of Western Australia and Curtin University in economic geology and geochemistry. Dr Chisholm subsequently worked in senior positions for Texasgulf Australia Ltd and Elf Aquitaine Australia Ltd in base metals and Getty Oil Development Company Ltd for gold. In late 1984 he joined Western United Mining Services Pty Ltd as geological manager later becoming managing director. Since 1989 he has been a principal geologist in the consulting firm Continental Resource Management Pty Ltd. He has 25 years extensive experience in exploration, assessment and development of gold, base metals and heavy minerals in Australia, West Africa, Southeast Asia and countries of the former Soviet Union.

J John G Doepel, who has 25 years experience in the mineral industry as a geologist. He has carried out exploration on numerous projects including many resource estimations. Mr Doepel holds a Bachelor of Science with Honours and a Graduate Diploma in Forensic Science from the University of Western Australia and a Diploma of Teaching from Curtin University. He is a Member of the Geological Society of Australia and of the Australasian Institute of Mining and Metallurgy. He has worked primarily as a project geologist, exploring for a wide variety of metals, especially gold and base metals, in the Archaean and Proterozoic of Western Australia. He has more than five years experience in the type of mineralisation being sought.

No member or employee of CRM is, or is intended to be a director, officer or other direct employee of Allied Gold. No member or employee of CRM has, or has had, any share holding, or the right (whether enforceable or not) to subscribe for securities, or the right (whether legally enforceable or not) to nominate persons to subscribe for securities in Allied Gold. Fees are being charged at a commercial rate for the preparation of this report, the payment of which are not contingent upon the conclusions of the report nor on the success of the proposed listing of Allied Gold on the Australian Stock Exchange Ltd.

CRM has given and has not at the time of lodgement of this Prospectus withdrawn its consent to the issue of the Prospectus with this report included in the form and context in which it appears.
Yours sincerely

Dr John Chisholm
Continental Resource Management Pty Ltd

Allied Gold Limited

Continental Resource Management Pty Ltd Independent Geologists' Report

15

Section 5

Independent Geologists' Report

INTRODUCTION

Allied Gold Limited (Allied Gold) has acquired four tenements which comprise the Red Dam Gold Project, located 45km northwest of Kalgoorlie, Western Australia. Exploration of the project is at an advanced stage, particularly at the Petrus Prospect, where significant gold mineralisation has been discovered within a number of parallel lodes over a strike length of 600m. The prospect has been tested by 19 reverse circulation and 18 combination diamond and reverse circulation holes, drilled on 10 sections - mostly 50m apart. The mineralisation is open along strike and indications from shallow drilling are that it possibly extends for about 1,300 metres to the southeast from the Petrus Prospect.

Location and Access

The Red Dam Project is located approximately 45km north-northwest of Coolgardie and 45km northwest of Kalgoorlie in the Kunanalling Mining District of Western Australia. By road it is best accessed by driving about 50km from Coolgardie along the formed Coolgardie North Road, and then about 6km east along the Black Flag Road.

The project area is within the Kalgoorlie 1:250,000 Sheet Area (SH51-9). The location of the project is shown on Figure 1.

Ora Banda
Grants Patch
Broad Arrow
Paddington
Paradigm
Carbine
Breakaway Dam
Lady Bountiful
Mt Pleasant
Zuleika
6 620 000 mN
RED DAM
Broads Dam
Blue Funnel
Kintore
White Flag Lake
Kunanalling
Kundana
6 600 000 mN
Kalgoorlie
KCGM
White Foil
Legend
Tenement
Minesite
Major Road
Minor Road
Railway
Bonnie Vale
Great Eastern Highway
Three Mile Hill
Bayleys
Coolgardie
Map area
Kalgoorlie
Perth
MGA94 Zone 51

Figure 1 : Red Dam Project Location

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Tenements

The Red Dam Project tenements (Figure 2) are comprised of two granted prospecting licences, P16/1577 and 1578, over which a mining lease application, M16/344, has been lodged. A small prospecting licence, P16/2078, has been applied for to cover a gap created during the pegging of the mining lease. There is no certainty that the tenement applications will be granted in full, due to the presence of granted tenements surrounding P16/1577 and 1578.

Threeof the tenements are registered as being held by Allied Mining and Processing Ltd (Allied Mining) and one application by Plutonic Operations Limited. Tenement details are summarised in Table 1.

P16/1577
P16/1578
N

Figure 2 : Red Dam Tenement Plan

Agreements

The project tenements are the subject of a Deed of Sale dated 13 February 2003 between Plutonic Operations Ltd, the vendor of the tenements, and Allied Mining, the purchaser of the tenements.

The tenements are also subject to an Agreement for Sale of Gold Assets dated 16 June 2003 between Allied Mining, the vendor of the tenements, Advance R & D Pty Ltd and Aretrend Pty Ltd, wholly owned subsidiaries of Allied Mining, and Allied Gold, the purchaser of the tenements.

Details of these agreements are provided in other relevant sections of this prospectus.

Resources/Reserves

No resources have been formally defined within the project.

RED DAM GOLD PROJECT

Regional Geological Setting

The project area lies within a greenstone belt in the Kalgoorlie Terrane of the Archaean Yilgarn Block (Figure 3). The tenements are situated over the Carbine / Telegraph Shear, which lies parallel to and between the major Zuleika and Kunanulling Shear Zones. The Carbine / Telegraph Shear is closely related to mined gold deposits at Telegraph Dam to the south of the tenements, and Breakaway Dam, Carbine, and Lady Jane to the northwest. Placer Dome's Matt Dam Prospect is only 200m along strike immediately to the northwest of the tenements. The White Foil (1.0Moz) and Ghost Crab (3.6Moz) deposits are also situated in the corridor between the Zuleika and Kunanulling Shear Zones. White Foil is 30km to the southeast and Ghost Crab is a further 40km in the same direction

Within the general area, the Carbine / Telegraph Shear follows the contact of a predominantly ultramafic unit, to the southwest, with a felsic to intermediate volcano-sedimentary package, to the northeast.

Table 1 Tenement Summary

Tenement	Area (ha)	Status	Rent($)	Commitment($)	Holder
P16/1577	200.0	Granted 6/04/93	364	8,000	Allied Mining
P16/1578	94.85	Granted 6/04/93	172.9	3,800	Allied Mining
M16/344	295.2	Application -	-		Allied Mining
P16/2078	73.0	Application -	-		Plutonic Ops
Totals			536.9	11,800	

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Lady Jane
Carbine
Red Dam
Tenements
Broads Dam
Blue Funnel
Kintore
Telegraph Dam
Lady Bountiful
Black Flag
Legend
Project Tenement
Ac Kurrawang Conglomerate
Ag Granite
Ao Gabbro
As Sediments / Volcaniclastics
Af Felsic volcanics
Ab Basalt
Au Ultramafic
Shear Zone
Fault
Unconformity
Gold Mine
N
0 5 10
Kilometers
MGA94 Zone 51

Figure 3 : Regional Geological Interpretation

Numerous gold mines, both recent and historical, are present along the Zuleika and Kunanulling Shear Zones, most notably in areas of reasonable outcrop. The Zuleika Shear Zone is host to the world-class 3.6Moz Kundana operations. The Carbine / Telegraph Shear is mostly along areas of poor outcrop and deep alluvial cover that have not been amenable to traditional prospecting or easy exploration. It is reasonable to expect that significant occurrences of gold mineralisation associated with the shear are still to be discovered.

Exploration History

There is no record of exploration carried out over the tenement area prior to 1985, most probably because of a lack of outcrop and the presence of alluvial cover. Subsequent to 1985 the tenement area has been subject to more or less continual exploration by Noranda Australia Ltd and its antecedent corporate entities, Pioneer Minerals Australia Ltd and Plutonic Operations, initially as part of a larger regional program. Since acquiring the tenements in 2003, Allied Mining has continued the exploration, focussing on the

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Petrus Prospect, which was discovered in September 1988 when the fifth RAB hole drilled in the tenement area (RDRAB162, at 6619631N, 311147E) intersected 12m @ 1.74g/t Au between 28 and 40m inclined depth. It was one of 13 inclined 100m spaced holes drilled on three lines sited to test for the strike extension of mineralisation intersected in earlier RAB drilling carried out by Freeport Exploration Ltd 400m to the north of the tenements. A second intersection was also obtained during the initial program, 450m along strike to the south of the first.

The exploration history of the tenements can be divided into four phases:

1985-1987: Reconnaissance surveys.

The earliest exploration consisted of geological mapping, a soil geochemical survey (500m x 50m spaced, with analysis for Au, As, and W), and ground magnetic and MMR surveys.

1988-2000: Rotary air blast drilling.

Most of the tenement area has been tested by angled RAB drill holes, with 306 holes completed for a total of 19,107m over eight campaigns (Figure 4). The RAB drilling was on lines 250m apart with the holes along each line mostly spaced at distances of between 15 and 50m. At the Petrus Prospect in the north of the tenement the line spacing was closed down to 100m or 50m.

The drilling outlined two areas containing

311 000 mE
313 000 mE
6 620 000 mN
6 618 000 mN
Legend
RAB Drill Hole
RC Drill Hole
Diamond Drill Hole
6g/t
4g/t Max Au
2g/t
No data
N
0
1
kilometer
MGA94 Zone 51

Figure 4 : Image of Maximum Au in RAB Holes with all Drill Hole Locations

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significant gold mineralisation. The northern area, the Petrus Prospect, extends for about 600m southwest along the centre of the tenement area from its northern boundary. The second area continues for about 1,300m further to the southwest. It contains a best RAB intersection of 4m @ 2.0g/t Au, including 1m @ 5.1g/t (RDRB227 at 6618849N 311716E), and has been tested by only four RC holes.

1995-2000: Reverse circulation drilling.
Thirty-six RC holes totalling 4,937m were drilled in four campaigns to test the down-dip and southern strike extents of the Petrus gold mineralisation outlined by RAB drilling.

1998-2003: Diamond core drilling.
Nine of the RC holes were deepened with diamond core tails between 1998 and 2000 a further eight diamond holes were drilled into the Petrus Prospect by Allied Mining in 2003.

A total of 2,326m of diamond core has been drilled to date.

Tenement Geology

There is no outcrop within the project area, the Archaean sequence of which is covered by alluvium above saprolitic clays, which are depleted of gold to depths of up to 50m. A discontinuous silcrete layer occurs between the alluvium and the saprolite.

The interpreted basement geology is shown on Figure 5. A sequence of sediments, volcanics, and intrusive dolerites strikes grid north, parallel to the long axis of the tenements. It dips steeply to grid east and appears to consist of three groups of rocks:

1. A southwestern group of fine-grained sediments and intermediate volcaniclastics intruded by dolerites.
2. A northwestern group of ultramafic volcanics, to grid-east of which is high-magnesian basalt, basalt, and dolerite.
3. An eastern group of, from grid-west to grid-east, felsic-intermediate crystal tuff and minor agglomerate, carbonaceous shales and siltstones, and felsic volcanics.

Shearing is present within, and adjacent to, the central basalt and dolerite, the rocks of which are subject to varying degrees of alteration and veining, especially by quartz and carbonate. The shearing is assumed to be associated with the regional Telegraph Shear. The sequence is cut by a set of 010° striking faults, along which mainly sinstral, and associated vertical, offsets are interpreted to occur. A set of 080° striking faults is also interpreted to be present.

Mineralisation

Gold mineralisation occurs throughout the sequence, but is most intense along the central group of rocks, within which, at their northern end, the Petrus Prospect has been outlined. The mineralisation is associated with quartz and quartz-carbonate veining and appears to be most intense within a central dolerite and near contacts between different units.

Two main zones of mineralisation have been identified within the Petrus Prospect (Figure 6). They have been named the Central Dolerite Lodes and the Hanging Wall Lode and appear to parallel the steeply grid-east dipping lithologies. The Central Dolerite Lodes occur within a strongly altered quartz dolerite unit associated with both quartz-carbonate stockwork-style veining and late-stage planar quartz-carbonate-pyrite veining (Figure 9). The Hanging Wall Lode occurs near the eastern contact of the central dolerite, which is either with altered basalt or with tuffaceous sediments. The gold mineralisation in this position is best developed within medium to coarse-grained silica-sericite-carbonate-biotite-sulphide altered tuffaceous sandstone units.

Mineralisation also occurs in other positions within the sequence, but not as consistently as in the two main zones. These positions are, from west to east:

- Near the ultramafic / basalt contact,
- Within the basaltic rocks to the west of the

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central dolerite,
- Within the tuffaceous sandstone to the east of the central dolerite,
- Near the contact of the tuffaceous sandstone with the felsic-intermediate volcaniclastics,
- Within the felsic-intermediate volcaniclastics,
- Near the contact of the felsic-intermediate volcaniclastics with the carbonaceous shales.

These occurrences of mineralisation are poorly understood, partly due to the broad-spaced nature of the deeper drilling and to the fact that most of the drilling has been targeted at the central lodes. At a broader scale, however, the Petrus mineralisation is confined to the corridor, up to 150m wide, between the ultramafics to the west and the carbonaceous shales to the east.

311 000 mE
313 000 mE
6 620 000 mN
6 618 000 mN
P16/1577
P16/1578
Section 25900N
Section 25700N
Legend
SS Sandstone
IAT Andesitic crystal tuff
SCH Carbonaceous sediments
SSL Siltstone and mudstone
MD Dolerite
MB Basalt
UMK Komatiite
UM Ultramafic
IS Intermediate schist
Interpreted Fault
Petrus Prospect Mineralisation
N
0
500
metres
MGA94 Zone 51

Figure 5 : Interpreted Tenement Geology

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6200mE
6400mE
300mRL
BOCO
T
RCS
Base of complete oxidation
8m @ 2.6g/t
3m @ 5.9g/t
11m @ 5.2g/t
UM
MD
MB
SCH
SSL
IAT
5m @ 8.3g/t
Top of fresh rock
10m @ 2.4g/t
3 @ 11.2g/t
14 @ 3.0g/t
Central Dolerite Lode
Hanging Wall Lode
100mRL
4.2m @ 5.1g/t
7m @ 1.6g/t
21m @ 1.0g/t
2m @ 2.9g/t
Legend
Transported overburden
Silcrete
Residual clays and laterite
Andesitic crystal tuff
Carbonaceous sediments
Siltstone and mudstone
Dolerite
Basalt
Ultramafic
Petrus Prospect Mineralisation
Mineralised intercept >1.0g/t
0
100
metres
Local grid

Figure 6 : Petrus Prospect Cross Section 25900N

Figures 6 and 7 display two cross-sections through the Petrus Prospect, on both of which the better intersections can be seen to be associated with the central dolerite or its contact zones.

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6200mE
6400mE
300mRL
100mRL
T
SIL
RCS
Base of complete oxidation
Top of fresh rock
5m @ 3.8g/t
9m @ 5.6g/t
9m @ 22.9g/t
5m @ 13.5g/t
10m @ 1.8g/t
7.7m @ 4.3g/t
UM
MD
MB
MD
SSL
IAT
SCH
IAT
Central Dolerite Lode
Hanging Wall Lode
3m @ 5.7g/t
16.4m @ 3.0g/t
SSL
SCH
Legend
T Transported overburden
SIL Silcrete
RCS Residual clays and laterite
IAT Andesitic crystal tuff
SCH Carbonaceous sediments
SSL Siltstone and mudstone
MD Dolerite
MB Basalt
UM Ultramafic
Petrus Prospect Mineralisation
Mineralised intercept >1.0g/t
0
100
metres
Local grid

Figure 7 : Petrus Prospect Cross Section 25700N

The reverse circulation and diamond drill-hole intercepts with the positions of the two main mineralised zones are shown on Figure 8, which contains long-sections of the Central Dolerite and the Hanging Wall Lodes.

Only intercepts below the zone of complete oxidation are shown, as severe depletion of gold occurs within this zone.

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Surface
Base of Complete Oxidation
Central Dolerite Lode
0
200
metres
Surface
Base of Complete Oxidation
Hanging Wall Lode
Local grid

Figure 8 : Petrus Prospect Long Sections

The mineralisation within the Central Dolerite Lode can be seen to extend over a length of at least 350m, and the Hanging Wall Lode has intersections over a length of 500m, the deepest of which is at a depth of almost 300m. Significant RC and diamond drill intersections from the main lodes of the Petrus Prospect are listed in Tables 2 and 3.

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Table 2 Central Dolerite Lode Intersections

Section	Hole	Northing (MGA94)	Easting (MGA94)	Interval (m)	Intersection (m @ g/t Au)
25700N	RDRC0012	6619269	311279	73-82	9 @ 5.6
25700N	RDRCD0026	6619264	311274	108-117	9 @ 22.9
25800N	RDRC0010	6619348	311226	90-106	16 @ 3.2
25900N	RDRC0008	6619441	311177	59-67	8 @ 2.6
25900N	RDRC0019	6619413	311149	148-151	3 @ 11.2
25900N	RDRCD0025	6619426	311157	97-108	11 @ 5.2
25900N	RDARD0041	6619493	311227	84-87	3 @ 5.9
25950N	RDACD0039	6619529	311196	89-99	10 @3.9
26000N	RDRCD0029	6619618	311211	251-254	3 @ 5.4
26000N	RDARD0040	6619563	311155	93-97	4 @ 10.3
26050N	RDRC0005	6619524	311049	56-69	13 @ 2.9

Table 3 Hanging Wall Lode Intersections

Section	Hole	Northing (MGA94)	Easting (MGA94)	Interval (m)	Intersection (m @ g/t Au)
25600N	RDRC0031	6619303	311462	162-165	3 @ 2.7
25700N	RDRCD0018	6619362	311381	132-137	5 @ 13.5
25700N	RDRCD0026	6619264	311274	161.3-169	7.7 @ 4.3
25700N	RDRCD0027	6619445	311461	313-329.4	16.4 @ 3.0
25750N	RDACD0044	6619379	311328	84-88	4 @ 4.2
25900N	RDRC0008	6619441	311177	91-96	5 @ 8.3
25900N	RDRC0019	6619413	311149	155-169	14 @ 3.0
25900N	RDRCD0023	6619543	311282	225.75-230	4.25 @ 5.1
25900N	RDRCD0025	6619426	311274	126-136	10 @ 2.4
26050N	RDACD0038	6619580	311107	72-77	5 @ 7.0

3·13
1 (3·54)
1 (33·5)

Figure 9 : Diamond Drill Core from RDACD0040 approx 95m depth (4m@10.3g/t)

Allied Gold Limited

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Exploration Potential

The western two thirds of the tenements have been tested by RAB drilling on 250m spaced lines. Figure 4 shows drill hole locations, an image of maximum gold values from the RAB holes, and the location of the tenement outline. Two large areas of elevated values are shown in the central north of the area. The most northerly area, 600m in length, contains the Petrus Prospect. An equally intense area is present to its southeast. It has been tested by RC holes on only two lines and potential remains for the discovery of significant mineralisation within it. A smaller less intense area is highlighted to the east of the main shear position and another set of elevated values are present near the western edge of the tenement.

Proposed Exploration and Budget

It is proposed to continue the exploration of the project by carrying out additional RC drilling at the Petrus Prospect to enable resource definition to the indicated category. Further RC drilling is recommended to test the gold anomaly identified by previous RAB drilling to the southeast of the Petrus Prospect. A RAB drilling program is recommended to infill existing RAB lines over other areas shown by previous drilling to contain anomalous intersections. It is proposed to carry out a detailed low-level aeromagnetic survey over the project area as an aid to the structural controls on the mineralisation.

Subject to the success of the drilling programs, it is proposed to carry out prefeasibility studies on the Petrus Prospect including metallurgy, geotechnical testwork, further drilling to upgrade the resource to the measured category, and preliminary pit design studies. An expenditure of $500,000 is proposed for the first year with a further $580,000 in the second.

Allied Gold Limited

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BIBLIOGRAPHY

Booth, R.A., 1989, Project 564: Red Dam, Report on Rotary Airblast Drilling September, 1988, unpublished report, Pioneer Minerals Australia Limited, W.A. Technical Report No. 223

Booth, R.A. & Hind, K.J, 1989, Project 564: Red Dam, Report on Rotary Airblast Drilling March 1989, unpublished report, Pioneer Minerals Australia Limited, W.A. Technical Report No. 231

Brown, M., 1996, Project 564: Red Dam, Annual Report 06.04.95 – 05.04.96,unpublished report, Plutonic Operations Limited. WA Technical Report No. 476

Brown, M., 1997, Project 564: Red Dam, Annual Report 06.04.96 – 05.04.97,unpublished report, Plutonic Operations Limited. WA Technical Report No. 604

Fox, K., 2003, Red Dam Project P16/1577 & P16/1578 Annual Report 06.04.2002 – 05.04.03, unpublished report, Allied Mining & Processing Ltd Technical Report 2003/1

Fox, K. & Roberts, R., 2003, Red Dam Project P16/1577 & P16/1578 Activity Report March-June 2003, Allied Mining & Processing Ltd Technical Report 2003/2

Hind, K.J, 1989, Project 564: Red Dam, Report on Rotary Airblast Drilling July 1989, unpublished report, Pioneer Minerals Australia Limited, W.A. Technical Report No. 233

Spora, P.A., 1999, Project 6564: Red Dam, Annual Report 06.04.98 – 05.04.99,unpublished report, Homestake Gold of Australia. WA Technical Report No.836

Spora, P.A., 2000, Project 6564: Red Dam, Annual Report 06.04.99 – 05.04.00,unpublished report, Homestake Gold of Australia. WA Technical Report No.934

Spora, P.A., 2001, Project 6564: Red Dam, Annual Report 06.04.00 – 05.04.01,unpublished report, Homestake Gold of Australia. WA Technical Report No.979

Willot, B.R., 1994, Project 564: Red Dam, Annual Report 06.04.93 – 05.04.94,unpublished report, Plutonic Operations Limited. WA Technical Report No. 366

Willot, B.R., 1995, Project 564: Red Dam, Annual Report 06.04.94 – 05.04.95,unpublished report, Plutonic Operations Limited. WA Technical Report No. 414

DECLARATIONS

This report has been prepared by Dr John M Chisholm and Mr J John G Doepel. Dr Chisholm is a director of Continental Resource Management Pty Ltd who has 25 years experience in the mineral industry as a geologist, consultant and valuer and has carried out numerous resource calculations and valuations of exploration properties. Mr Doepel has 25 years experience in the mineral industry as a geologist and consultant has made contributions to the report.

No member or employee of CRM is, or is intended to be a Director, officer or other direct employee of Allied Gold. No member or employee of CRM has, or has had, any share holding, or the right (whether enforceable or not) to subscribe for securities, or the right (whether legally enforceable or not) to nominate persons to subscribe for securities in Allied Gold. CRM has not previously provided geological services to Allied Gold and there is no agreement or understanding between CRM and Allied Gold as to CRM performing further work for Allied Gold. Fees are being charged at a commercial rate for the preparation of this report, the payment of which are not contingent upon the conclusions of the report.

The statements and opinions contained in this report are given in good faith and in the belief that they are not false or misleading. The conclusions are based on the reference date of the 27 September 2003 and could alter over time depending on exploration results, metal prices and other relevant market factors.

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GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS

Agglomerate	Rock made of ejected volcanic material containing predominantly rounded to sub-angular fragments larger than 32mm in diameter.
Alteration	Change in mineralogical composition of a rock commonly caused by reactions with hydrothermal solutions.
Archaean	The oldest rocks of the Precambrian Era; older than about 2,500 million years.
Arsenic / As	An element, commonly associated with gold mineralisation.
Au	Chemical symbol for gold
Basalt	Dark coloured fine-grained volcanic rock formed by the cooling of a mafic lava.
Bedrock	Solid rock underlying surficial deposits.
Biotite	A dark platy hydrous silicate mineral of the mica group; can be formed as an alteration mineral.
Carbonate	A mineral compound containing the radical CO_3 anion; esp. calcium carbonate (calcite).
Clastic	Rocks composed of fragmental material derived from pre-existing rocks.
Diamond drilling	Method of obtaining cylindrical core of rock by drilling with a diamond-set or diamond-impregnated bit.
Dip	The angle at which a planar feature is inclined from the horizontal.
Dolerite	A medium grained mafic intrusive rock composed mainly of pyroxene and plagioclase.
Fault	A fracture in rock along which there has been relative displacement of the two sides either vertically or horizontally.
Felsic	Descriptive of light coloured rock containing an abundance of feldspar (generally potassium rich) and quartz.
g/t	Grams per tonne.
Geochemistry	The study of the abundance of elements in rocks by chemical methods.
Granitoid	A field term for a coarse grained felsic rock resembling granite.
Greenstone	A field term for metamorphosed mafic and ultramafic igneous rocks.
Igneous	Formed by solidification of hot mobile material termed magma.
Intermediate rock	An igneous rock containing between 52 and 66% SiO_2.
Intrusion	A body of igneous rock that invades older rocks.
Lode	A tabular or vein like deposit of valuable mineral between well defined walls.
Mafic	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
Metamorphosed	A rock that has been altered by physical and chemical processes involving heat, pressure and derived fluids. (Note: All the Archean rocks described in the report have been metamorphosed to varying degrees. For simplicity the prefix meta- has not always been used).
Mineralisation	The concentration of metals and their chemical compounds within a body of rock.
MMR	Magneto metric resistivity, a resistivity-mapping technique.
Moz	Million ounces (usually of gold).

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GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS

Outcrop	An exposure of bedrock at the surface.
Oxidation	Near surface decomposition by exposure to the atmosphere and ground water.
Quartz	A mineral composed of silicon dioxide.
Pyrite	A sulphide mineral of iron; FeS_2; "fool's gold".
Reserve	That portion of a mineral resource which can be mined and processed at a profit.
Resource	In-situ mineral occurrence from which valuable or useful minerals may be recovered.
Reverse circulation (RC)	A percussion drilling technique in which the cuttings are recovered through the drill rods thus minimising sample losses and contamination.
Rotary air blast drilling (RAB)	Rotary drilling technique in which sample is returned to surface outside the rod string by compressed air.
Sandstone	A sedimentary rock composed primarily of sand-sized grains.
Saprolite	A soft clay-rich rock, formed in place by weathering of originally fresh rocks.
Sediment	Rock formed by the deposition of solid grains from water.
Sericite	A white fine-grained potassium mica occurring as an alteration product.
Shale	An extremely fine-grained sedimentary rock composed predominantly of clay minerals.
Shear	A zone in which rocks have been deformed primarily in a ductile manner as a result of applied stress.
Silcrete	A rock formed near the surface by silica cementation.
Silicified	Pertaining to the introduction of or replacement by silica.
Siltstone	A very fine-grained sedimentary rock composed predominantly of silt-sized grains.
Sinstral fault	A fault along which the far side block has moved to the left relative to the near side.
Stockwork	A network of, usually quartz, veinlets cutting older rock.
Strike	The direction of a rock layer or structure on a level surface.
Structural	Pertaining to geological structure.
Sulphide	A mineral compound characterised by the linkage of sulphur and metal.
Terrane	A regional-scale group of rock units
Tuff	A rock formed of compacted volcanic fragments, generally less than 4mm in diameter.
Ultramafic	Descriptive of igneous rock containing virtually no quartz or feldspar and composed essentially of ferromagnesium silicates, mainly olivine and pyroxene.
Vein	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.
Volcanic	Descriptive of rocks originating from a vent in the Earth's surface from which hot material erupts.
Volcaniclastic	Pertaining to a clastic rock containing volcanic material without regard to its origin or environment.
W	The chemical symbol for the element tungsten

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COMO ENGINEERS PTY LTD
MECHANICAL & MINERAL PROCESS ENGINEERS
P.O. Box 837, 15 CHARLES STREET, SOUTH PERTH
WESTERN AUSTRALIA, 6951
A.B.N. 54 009 206 446
TEL: (08) 9368 1800 FAX: (08) 9368 1980
INTERNET SITE: http://www.comoeng.com.au
E-MAIL ADDRESS: como@comoeng.com.au

11 September 2003,

The Directors
Allied Gold Limited
Unit 15, Level 1
51-53 Kewdale Road
WELSHPOOL W.A. 6106

Dear Sirs,

RE: INDEPENDENT ENGINEERING REPORT
MMPEU MOBILE PROCESSING PLANT

The report that follows has been prepared by Como Engineers Pty Ltd for inclusion in a Prospectus to be dated on or about 20th October 2003, relating to the offer by Allied Gold Limited (Allied Gold) of up to ten million fully paid ordinary shares of twenty (20) cents each, payable in full on application.

To the author's knowledge, Allied Gold has ownership of the MMPEU mobile processing plant, currently located in a yard on Wildfire Road, Maddington, Western Australia. The comminution sections (including the thickener) of this plant have been used previously, however, the complete plant is now in one location.

Como Engineers Pty Ltd's assessment of these assets to be included in the Prospectus is based upon the following: -

(1) published technical information provided by Allied Gold;
(2) a comprehensive inspection of the equipment on two occasions;
(3) technical drawings supplied by Allied Gold;
(4) unpublished technical reports/discussions.

Como Engineers Pty Ltd believe that all reasonable enquiries have been made to verify the accuracy of this report.

It is the opinion of Como Engineers Pty Ltd that the assets described in this Prospectus are fit for the purpose and could be incorporated into a suitable project without the need for extensive modification.

The technical limitations of the plant are described in the report. The reader of the report should bear in mind that by their very nature, processing plants are a complex set of integrated machinery; hence the overall picture of whether the asset fits objectives of purpose is the most important consideration. The objectives of the asset include: -

(1) flexibility for application to many different types of orebody;

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(2) transportability (both road and sea);
(3) modular for ease of integration of unit processes;
(4) robustness from both a duty and potential site point of view;
(5) operability, safety and compliance with Australian Standards;
(6) ease of installation due to modularisation.

It is the opinion of Como Engineers Pty Ltd that the plant generally meets the above criteria. The statements contained in this letter and the report are given in good faith and have been derived from information believed to be reliable and accurate, and supplemented by our own investigations. We have relied upon this information and have no reason to believe that any material facts have been withheld from us. We do not imply that we have carried out any type of audit on the technical, accounting or other records of Allied Gold or that our assessment has revealed all of the matters which an audit or more extensive examination might disclose at the date of this report.

The following professional staff of Como Engineers Pty Ltd prepared this report: -

Mr Richard Ladyman, Managing Director of Como Engineers Pty Ltd, who is a Fellow of the Institute of Engineers, Fellow of the Australian Institute of Mining and Metallurgy, Chartered Practicing Metallurgist and Chartered Engineer (Mechanical). Richard has over 25 years of experience in the field of processing plants, having worked for Western Mining Corporation and Vickers Keogh before managing his own companies, including Arrowville Mining, Promintech and Como Engineers Pty Ltd.

Mr Paul Newling, Manager Metallurgy, who is a Member of the Australian Institute of Mining and Metallurgy. Paul obtained his metallurgy degree at the Western Australian School of Mines (Curtin) and also holds a MBA (Technology Management) from Deakin University. Paul has had over 12 years experience in the mining industry, having worked in operational roles for Anglo American Corporation (South Africa, Portugal), Gold Mines of Australia and Plutonic/Homestake, as well as in engineering roles for Ausenco and Como Engineers Pty Ltd.

No member or employee of Como Engineers Pty Ltd is, or is intended to be a director, officer or other direct employee of Allied Gold. No member or employee of Como Engineers Pty Ltd has, or has had, any share holding, or the right (whether enforceable or not) to subscribe for securities, or the right (whether legally enforceable or not) to nominate persons to subscribe for securities in Allied Gold. Fees are being charged at a commercial rate for the preparation of this report, the payment of which are not contingent upon the conclusions of the report nor on the success of the proposed listing of Allied Gold on the Australian Stock Exchange Ltd.

Como Engineers Pty Ltd has given and has not at the time of lodgement of this Prospectus withdrawn its consent to the issue of the Prospectus with this report included in the form and context in which it appears.

Yours sincerely

R. P. Lady

Richard P. Ladyman
FIEAust CPEng
FAusIMM CPMet
Managing Director

Paul Newling
B App Sc, MBA, MAus IMM
Manager Metallurgy

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MODULAR MOBILE MINERAL PROCESSING PLANT

CONTENTS

INTRODUCTION

PROCESS OVERVIEW

METALLURGICAL REVIEW

ENGINEERING REVIEW

CONCLUSION

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INTRODUCTION

Allied Gold Ltd is the owner of a modular, mobile gold processing plant (having purchased it from Allied Mining & Processing Ltd). The technology that has been employed is robust and can be applied to many different gold ore types, with or without minor modifications. Most unit processes employed in the overall circuit have been proven in industrial applications elsewhere, hence the technology can be considered sound.

The plant was originally built in 1997 by K.C. Dodd. As the plant is modular, it will be easy to modify and or replace unit processes as technology is improved or operating experience suggests enhancement of the plant is required.

The plant was designed with a nominal throughput of 25tph; the unit processes employed for gold recovery from ore include: -

- two stage crushing
- conventional ball milling
- cyclone classification with gravity separation on the circulating load
- carbon in pulp leaching and adsorption
- continuous elution
- carbon regeneration

The directors of Allied Gold Ltd have asked Como Engineers Pty Ltd to prepare an independent engineering review for inclusion in a prospectus.

Crushing and Grinding Circuit installed at RAV 8

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PROCESS OVERVIEW

The Primary Crushing Circuit incorporates a compact 750 by 1000mm jaw crusher (Nordberg C100B), scalping screen and conveyors. The jaw crusher is sized to accept run of mine lumps and will handle up to 150tph with a closed side setting of 60 to 70mm. The scalping screen (double deck, 1.2m x 3.6m) separates the primary crushed product into three streams:

- Plus 60mm oversize to stockpile for recirculation through the jaw crusher.
- Minus 60 plus 6mm material to plant feed bin.
- Minus 6mm material to stockpile (for direct mill feed).

It is only necessary to operate the primary crushing plant module on a day shift basis to provide feed for the continuous milling operations. The mill feed during night shift operations is obtained from the overflow stockpile or minus 60 plus 6mm ore at the plant feed bin.

The Secondary Crushing Section includes a Nordberg WF200 Waterflush crusher (cone crusher 980mm), conveyors, wet screen (1.2m x 2.4m) and pumps to produce minus 6mm ore in a slurry form as feed to the ball mill (via a Warman 3/2 pump). The Waterflush crusher is able to crush from 60mm feed to 6mm product. A high recirculating load for plus 6mm size ore has been designed into the screening and conveying circuit to allow for treatment of harder ores. The lime addition facility is also part of the module.

The Milling, Classification and Gravity Circuit consists of a 520kW ball mill (3.3m∅ x 3.5m EGL), mill discharge pump, classification cyclones and centrifugal concentrator, and is designed to grind ore to the fine particle size necessary to allow liberation of the gold in the leaching process, as well as allowing for the removal of free gold in the gravity section. The ball mill and mill discharge pump (6/4 Warman) is in closed circuit with classification cyclones (3 x Warman 10CE), with the oversize material being returned to the ball mill feed. The cyclone overflow, at nominally 80% minus 75 micrometres, is fed to the leach section (or potentially to flotation).

Cyclone underflow is screened by a sieve bend. Screen undersize is split such that a portion of the circulating load is directed to a Falcon SB21 gravity concentrator. Concentrator tailing, along with sieve bend oversize and splitter reject, are returned to the mill feed.

Gravity concentrate is then cleaned on a BJ24 Gemini table, also located in the classification tower.

A static thickener densifies the slurry ahead of the leach and CIP circuits, and recovers process water for reuse. The existing thickener is a patented 'Wren (Eimco) Technologies' unit with no moving parts and is transported as one main component. The combined clarifier and accelerated thickener is 3.4m in diameter and is 9m high, complete with density control instrumentation. Thickener overflow is recirculated as process water.

Leaching Section tanks have circulation pumps, designed to be installed with patented inline 'Filblast' reactors for oxygen injection into the slurry, often promoting rapid leaching of precious metals from the fine ore. Three 40m^3 leach tanks are included with draft tubes and agitators (Lightnin 15Q4), which can be transported as complete assembled agitator tanks. The injection of oxygen into the slurry and the high recirculating load in this process, normally enables the residence time required for leaching to be minimised.

The Adsorption section includes Anglo American patented 'pump cells' in six tanks (total capacity 75m^3) which operate in a carousel mode. This ensures the gold bearing slurry is in contact only with fresh carbon, promoting fast loading and high loading rates of gold onto activated carbon. The CIP section is designed to be transported in two main modules.

Allied Gold Limited

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The Elution system for removing the gold from the carbon is based on the AARL system and is designed as a continuous operation to handle nominally 1 tonne of carbon a day, requiring 48kW of heating power. The continuous design minimises equipment sizes and heat load requirements. The elution system and electrowinning cell are incorporated into one module which can be transported in one load.

The electrowinning cell is an Allglass 600mm, c/w 800A rectifier. Ancillary equipment such as trash screens, tailings screen, carbon reactivation module (Ansac 1tpd, HC2835 horizontal kiln), barring furnace (A200), chemical mixing module, water tanks, lime silo are all of modular design and generally each able to be transported as one assembled component. The switchboards are all of robust design and each main plant area has a switchroom enclosed in a separate air conditioned, transportable building.

ROM Stockpile
CRUSHING CIRCUIT
Lime
Oversize
Oversize
Primary crusher
Secondary waterflush crusher
Trash
Flocculant mixing plant
Ball mill
Water
Cyclone cluster
MILLING/CLASSIFICATION CIRCUIT
Thickener
Cyanide
Oxygen
Process water tank
Crushing, milling, gravity, leaching, adsorption
Falcon concentrator
GRAVITY SEPARATION CIRCUIT
Vibrating table
LEACHING CIRCUIT
Gas
Regenerated carbon
Kiln
Furnace
Loaded carbon
Electrowinning cells
ADSORPTION CIRCUIT
CONTINUOUS ELUTION CIRCUIT
GOLD RECOVERY CIRCUIT
Eluate tank
Process water tank
Potable water
HCl
NaOH
Bullion
Decant
Tailings
Heater

Modular Mobile Processing Plant Schematic Flowsheet

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METALLURGICAL REVIEW

Crushing

The crushing and milling circuits including the thickener have been previously installed and run at the RAV 8 Nickel Mine, located in the Phillips River Goldfield of Western Australia. The plant processed 190,000 tonnes of ore over a 17 month period.

Primary Crusher Module

At a closed side setting of 64mm, Nordberg predict production at 100 – 127tph for standard ore types through the primary crusher, which is less than the design criteria of 150tph. The design throughput being higher than the manufacturer's specification suggests that the crushing design mass balance be discounted by approximately 30%. Nordberg can simulate the whole crushing circuit for a particular type of ore using 'Bruno' software.

It is predicted that for wet or sticky ore, hang-ups in the bin would be common and some modifications would be essential if the plant was to treat this type of ore.

Conveyor design has not been reviewed. The conveying system and process flow in this area is complicated as it tries to incorporate as much flexibility as possible. It would be prudent for future operators to re-align (re-design) the materials handling systems to simplify them, such that it is a standard two stage unit.

This could be achieved by: -

(i) Replacing screen panels on the primary screen and directing all product directly to secondary crusher feed bin. A belt magnet could also be employed to improve availability. One of the surplus conveyors could be used to divert the primary screen oversize back to the ROM bin. Another alternative is to send the screen oversize to another crusher in closed circuit with this screen, in order to maintain the open circuit throughput rating.

(ii) The Waterflush crusher could be run dry with a larger closed side setting and the product conveyed to a modified mill feed chute. This will derate the capacity of the ball mill, and thus the overall circuit, but not significantly.

Step (i) is the most critical simplification
Step (ii) would only be required if the ore is particularly hard or sticky.

With respect to the Waterflush crusher, although manufacturer's specification for crusher throughput is slightly less than that designed, the design circulating load is probably quite excessive, hence the circuit is expected to perform at stated levels.

Secondary Waterflush Crusher Module

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It should be noted that the primary crusher capacity is well in excess of the Waterflush unit, with only 12% of primary crushed product expected to be a sufficient size to be by-passed around the WF200. Due to this imbalance, it would probably be better to think of the WF200 as part of the grinding circuit if it is to be run wet. Using this concept, the optimal layout would be a primary screen undersize stockpile feeding the integrated crusher/mill circuit directly, via a fine ore tunnel/feeder system.

Grinding module

Grinding

Given a feed (F_{80}) of 6mm, it would be expected that 25tph of ore, with a Bond Ball Mill index of 17.0, would be ground to -75μm P_{80}. With increased hardness the throughput rating would be reduced accordingly, or the product grind size coarsened. For example, if the Work Index was increased to 24.0 (observed at some underground mines in Western Australia), throughput would fall to 15.8tph at this grind (a coarser grind will speed the process up). Very few goldmines currently grind lower than a P_{80} of 75μm.

Conversely, if oxide ore was to be treated, with a work index of 9.0 (which has been observed at many open cut mines in Western Australia, clay contents being quite high), throughput would be around 50tph for a 75μm (P_{80}) grind, and as high 70tph for a 125μm (P_{80}) grind. As it is unlikely that the Waterflush crusher would be able to match these rates, it would have to be run dry with a larger CCS (eg for 11mm feed, the last example would be rated at 66tph). At these higher rates it would be suggested that the fines stockpile be placed between the mill and the crusher, rather than incorporating the crusher into the grinding circuit.

It should be pointed out that at the harder end of the scale, when the Waterflush crusher is well matched to the mill, control will be challenging as not only will the circuit have to be maximised on power draw, but also constrained by circulating load on the crusher. The mill discharge pumps will be able to handle most of these processing scenarios but will be quite inefficient at lower throughput. Not only will the WF200 have difficulty at higher rates, the secondary screen will probably become undersized, as well as the screen undersize transfer pump.

Classification and Gravity Concentration

The cyclone classifiers are constrained purely from a volumetric point of view and individual units may be turned off or on to meet volumetric demand. At the higher rates for softer ore, extra cyclones may have to be added to the cluster.

Feed to the Falcon Concentrator is regulated by a knife gate valve, which may wear excessively for some ore types. The sieve bend may become undersized at higher rates (as well as the pipework).

Classification Tower

A reduction in the percentage of circulating load reporting to the gravity circuit (rate to the gravity circuit remains constant, hence bypass increases and percentage to split reduces) reduces the gravity recovery

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effort, hence a minor reduction in gravity recovery will be found at higher rates, all other things being equal.

As the rate to the concentrator is constant, the gravity tailings dewatering system should be fine for all applications, assuming the cyclone and pump has been sized correctly.

Thickening

All ores settle differently and flocculent selection is key to high rate thickening devices. At higher rates the water balance becomes easier to control and the thickener may even be able to be by-passed, as indeed, the softer ores often have high clay content, hence higher viscosity slurries are found. As a result, lower densities must be run in the CIP or carbon will float on top of the tanks.

In summary, the thickener currently available should be capable of dealing with many primary ore types, but sedimentation rates need to be tested. For oxide type ores, it may not be needed at all.

Leaching & Adsorption

The leach circuit has a capacity of $120m^3$. At design rates and densities, this equates to a residence time of 3.8 hours. If the adsorption circuit is considered as leaching space, total circuit residence time is just over 6 hours (6.15 to be exact).

This concept relies on Filblast technology to be

Leaching Circuit

coupled to the leaching circuit to accelerate the leach kinetics sufficiently to allow for the small residence time.

Under standard conditions, most gold mines utilise 24 hours residence time in leach and adsorption circuits. Although Filblast technology has been shown to enhance recovery and accelerate leach kinetics, it cannot be described as a universal panacea and will not work on every ore body as oxygen diffusion is not the only rate controlling step. Potential ore bodies should be tested under oxygen enriched conditions before the circuit is applied and it may have to be expanded to meet different ore type requirements.

Similarly, pump cell technology utilised in the adsorption circuit will be not only dependent, but

Adsortion Circuit Pump Cells

will also be affected by water quality and other elements competing for sites on carbon. The extra power imparted into pump cells is meant to reduce diffusion controls (gold complex presentation to carbon sites) while not causing excessive carbon attrition (hence loss). This would need to be tested on an ore type before installation. Pump cells also tend to block if there is considerable plastic or wood fibre in the ore. This also needs to be considered. Operation of adsorption tanks in carousel is proven technology.

At rates higher than 25tph, particularly if density is reduced to overcome viscosity problems, the CIP circuit would be inadequate or too small. At lower rates the application of this existing circuit would be dictated by whether leach and adsorption kinetics can be sufficiently driven by reagent addition and power input. Installed screen area (all

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screens in leach area) would also tend to be insufficient at processing rates higher than the design rating.

Elution Circuit

The continuous AARL system is a novel system. It would be recommended that the system be hot tested on some typical carbon before being installed at a production site. As there is a large surge tank on the feed, the requirement for continuous elution is minimal and sufficient washing between the acid wash and elution requires a hazard review.

Electrowinning is conventional and should not present any major problems. The elution circuit is designed to be capable of treating 1t of carbon per day, as is the regeneration kiln.

Gold Room and Regeneration

Regeneration and smelting equipment is conventional and proven.

Reagents

The cyanide mixing module is of standard design suitable for mixing 1t bulk bags of pillow cyanide. There is no gantry crane for the unit, hence when installed the site mobile crane will have to be used for handling the packaged cyanide.

The lime silo is of standard size (50t) and is of sufficient size to accept a double road train of powdered quick lime. It is complete with activator and vent.

There is also a 1tpd PSA oxygen plant of standard design.

A flocculant plant is required; these are often included as part of a reagent supply contract.

Tailings and Services

The plant comes complete with tailings hopper and pump (3/2C AH Warman), which will be suitable for pumping tailings to a suitable storage facility a short distance away, at the design rate. Suitability of these pumps will depend upon pipe system head and quantity of slurry pumped, and will need to be checked for all applications. Similarly, the tailings return water pump will need specific review for any proposed application.

The plant has two air compressors, both of which are suitable for the design demand.

The sump pumps are also available; several come complete with the plant and should be suitable for all applications.

The plant also contains potable and process water tanks and pumps. The capacity of the process water tank is quite small (approximately 25 minutes of plant demand), hence water balancing of the circuit will be quite arduous.

The potable water tank is also small, but this should not be a problem in areas where potable water is freely available.

All process and water pumps, excepting sump pumps and those associated with the elution and gravity circuits, will have to be checked for output when demand is different to that set down in the design criteria.

Automation is reasonably simple, but sufficient to enhance the operability of the plant.

Safety

The plant seems to comply to Australian Standards, although the following areas require review before installation at a new site: -

• Electrical standards have changed since the plant was built and an electrical review is required to ensure that changes to the code (AS 3000-2000) have been addressed. Electrical drawings have not been reviewed in detail, however, it is a requirement that the installed plant is complete with as-built drawings.

• No safety showers or gravity head system are

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Independent Engineering Report

currently installed. These would have to be added to the plant, particularly near chemical mixing and addition points.

• Guarding is required around the mill and drive train where accessible by personnel.

• The conveyors do not have access-ways along their length. It is recommended that these be included in any new application.

• Other equipment will be required when the plant is installed, such as dump lights on feed bins and guards on nip points of conveyors.

Miscellaneous

It appears that bins are of suitable width to be serviced by a CAT 966 with a standard bucket. It is suggested that the bins, particularly the ROM bin, are a little small. Other predictions include:-

• The jaw crusher should perform well.
• The Waterflush crusher will struggle occasionally with sticky ore.
• The primary feeder will also have problems with sticky ore.
• The mill should perform well at design criteria rates (25tph).

There is no gold room as such and indeed a suitable building to house the furnace would be required at any potential site. Additional equipment required to complete this aspect would include: -

• Cathode table,
• Work bench
• Balance
• Safe
• Flux drums
• Calcine oven or acid wash system
• Assorted security systems
• Fume hood over furnace.

ENGINEERING REVIEW

Structural/Civil

Most structures are well built but light weight. All will fit on overwidth loads for road transport within Australia, but for overseas shipment would be classified as deck cargo.
It would be recommended that all structures are placed on a concrete floor to ensure spillage is well contained.

The bracing below the ROM bin is excellent and makes a sufficiently strong wall for ramps/pads to be built behind. Plinths with horizontal surfaces will be required for structures erected on graded surfaces. Tanks and other structures to be located in wet areas will also require concrete ring beams/plinths to control corrosion. Some mechanical items may also require plinths to keep them out of spillways. The cyanide mixing area will require a bund of sufficient dimension to meet local dangerous goods storage requirements.

Mechanical

Most mechanical equipment is of sound construction and supplied by reputable manufacturers. Major suppliers include: -
• Nordberg (Metso)
• Warman International (Weir)
• CAPS Australia
• Western Process Equipment
• Lightnin
• Prok
• Malco
• Southern Cross.

It appears that some minor mechanical improvements were made to the comminution section of the plant since it was originally built. Further modifications could be expected when the rest of the plant is commissioned.

Much of the used plant is a little rusty and requires repairs to surface treatment and general cleaning. Some items are also bent. Kick rails are required

Allied Gold Limited

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on some walkways. The trash screen is unserviceable and needs to be replaced.

Electrical/Instrumentation

MCCs and switchgear is in good condition and built to a good standard. The main motor supplier was Teco. Some instrumentation is in fair condition requiring refurbishment and a couple of motors may need replacement.

Piping

Limited piping has been installed except in the elution area. Considerable effort will be required to complete piping work for any potential project and an allowance of A$150,000 should be set aside on this point for installation. The final amount will be determined by: -

- Throughput
- Tailings dam location
- Final layout
- Water source.

Engineering

Engineering work required to install the plant at a proposed location would include: -

- Review of design criteria.
- Review of mechanical equipment to meet design criteria.
- Structural and electrical modifications to meet mechanical modifications.
- Civil design including geotechnical investigations.
- Piping design.
- Electrical power supply review.
- Tailings disposal design.
- Statutory accreditation.

Design and installation work (EPCM) would be in the order of $750,000 for a location in regional Australia (excluding some more remote locations), excluding civils, transport and GST.

General

All items that comprise the plant can be easily broken down for road transport anywhere in Australia, many of which will be 'in gauge'.

The plant is well modularised, which gives it flexibility, and it would be simple to install.

CONCLUSION

The Allied Gold Ltd modular plant is a well built small plant suitable for installation into any location in Australia or overseas. The crushing circuit has extensive flexibility, hence it would be particularly useful for evaluating an orebody, but should be simplified if the plant is to be installed as a production unit.

The grinding circuit allegedly has a track record of performing well. The classification and gravity circuit should perform well once commissioned.

Application of the leach and adsorption circuit should be tested in a laboratory before installation, as the units may be too small if kinetic controls cannot be enhanced by a Filblast (which is an add-on) system. The pump cells may be suitable for placement on the back of a larger leach train, however, this needs to be tested.

Performance of the thickener has been proven and would suit many applications.

Water systems would be adequate for when the plant is set up for ore evaluation, assuming water supplies are plentiful. A more permanent installation would require minor upgrading of these systems.

A gold room is required, possibly best built on site.

A full set of up to date electrical drawings is required and a concrete design would also enhance the value of this plant.

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Section 7

Investigating Accountant's Report

BDO Consultants (WA) Pty Ltd

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: 08 9360 4200
Fax: 08 9481 2524
Licence Number 614716
Email: bdo@bdowa.com.au
www.bdo.com.au

The Directors
Allied Gold Limited
Unit 15, Level 1
51-53 Kewdale Rd
WELSHPOOL WA 6106
16 October 2003

Dear Sirs

INVESTIGATING ACCOUNTANT'S REPORT

1. Introduction

We have prepared this Investigating Accountant's Report ("Report") on historical financial information of Allied Gold Limited ("the Company" or "Allied Gold") for inclusion in a prospectus dated on or about 20th October 2003, the prospectus relating to the issue of up to 10,000,000 fully paid ordinary shares in the Company, together with one free attaching option per share. Oversubscriptions of up to a further 2,500,000 fully paid ordinary shares, with one free attaching option per share, may be accepted. Mineral Commodities Limited has agreed to underwrite the offer up to $900,000.
Expressions defined in the prospectus have the same meaning in this Report.

2. Background

On 22 May 2003, Allied Mining and Processing Limited (now Fortescue Metals Group Limited ("Fortescue") announced plans to sell its gold assets ("Gold Assets"). Accordingly, the Company was specifically incorporated on 26 May 2003 for the purpose of acquiring the Gold Assets through a de-merger. The Company has no other business operations.

To give effect to the proposal, Fortescue and the Company entered into the acquisition agreement, pursuant to which the Company purchased the Gold Assets. The consideration paid by the Company to acquire the Gold Assets was the issue of 12,500,000 shares at a deemed issued price of 20 cents ("Consideration Shares").

On 18 July 2003, the shareholders of Fortescue approved an equal capital reduction and in specie distribution of capital that had the effect of distributing 12,486,386 of the Consideration Shares to Fortescue shareholders. The balance of Consideration Shares was retained by Fortescue.

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3. Scope

You have requested BDO Consultants (WA) Pty Ltd ("BDO") to prepare an Investigating Accountant's Report covering the historical statement of financial position as at 30 June 2003 and the pro-forma statement of financial position as at 30 June 2003 which assumes completion of the contemplated transactions disclosed in section 6 of this Report ("the pro-forma transactions"). Referred to as the historical financial information.

From the date of incorporation the Company has been dormant, and accordingly, a statement of financial performance has not been provided.

Review of Pro-forma Historical Financial Information

The historical financial information set out in the appendices of this Report have been extracted from the audited financial statements of the Company which were previously audited by BDO Chartered Accountants & Advisers who issued an unqualified audit opinion in respect of the historical financial information.

The Directors are responsible for the preparation of the historical financial information, including determination of the adjustments.

We have conducted our review of the historical financial information in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- analytical procedures on the audited financial performance of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro-forma statement of financial position and/or statement of financial performance;
- a review of the adjustments made to the pro-forma historical financial information;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in the section titled Investigating Accountant's Report of the prospectus, and
- enquiry of Directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Allied Gold Limited

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Investigating Accountant's Report

4. Conclusion

Review Statement of Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro-forma statement of financial position has not been properly prepared on the basis of the pro-forma transactions;
- the historical financial information does not present fairly the historical statement of financial position of the Company as described in Appendix 1, in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements, and accounting policies adopted by the Company disclosed in Appendix 2.

5. Subsequent Events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Allied Gold Limited

6. Assumptions Adopted in Compiling the Pro-forma Statement of Financial Position

The pro-forma statement of financial position after issue is shown in Appendix 1. This has been prepared based on the audited financial statements of the Company as at 30 June 2003 after taking into account the following transactions:

Subsequent Events

- The Company's acquisition from Fortescue of the Mobile Mineral Processing & Evaluation Unit ("MMPEU") and Red Dam gold exploration project ("Red Dam Project") became unconditional. By this transaction the Company purchased the MMPEU for $1,900,000 and the Red Dam Project for $600,000. The total consideration was satisfied by the issue to Fortescue of 12,500,000 fully paid ordinary shares ("Consideration Shares") in the Company, at an issue price of $0.20 each. Stamp duty of 5.5% was payable on each of the aforementioned acquisitions;

- The Company entering into a loan agreement with Mineral Commodities Limited for $200,000. The loan is unsecured, bears interest at 9% compounded monthly and is repayable at call. The Company may at its election decide to repay the loan in cash or by the issue of shares at a price of $0.10 each. The loan is fully drawn;

- The Company undertaking a seed capital rasing to raise $700,000 by the issue of 7,000,000 ordinary shares ("Seed Shares") at a price of $0.10 each, with an attaching option exercisable at $0.20 on or before 30 June 2007. These Seed Shares have been allotted;

- The Company incurring operating expenses of $115,000 between 1 July 2003 and the date of this Report;

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Capital Raising

- The Company raising $2,000,000 pursuant to this Prospectus for the offer of 10,000,000 ordinary fully paid shares at $0.20 each.
- The payment of expenses associated with the preparation and issue of the Prospectus amount to $225,000. These have been netted off against the share capital raised.

7. Disclosures

BDO Consultants (WA) Pty Ltd is the licensed corporate advisory arm of BDO in Perth, and is wholly owned by partners of that firm.
Neither BDO Consultants (WA) Pty Ltd nor BDO (Perth), nor any partner or executive or employee thereof, has any financial interest in the outcome of the proposed transaction except for the normal professional fee due for the preparation of this Report.

Yours faithfully
BDO Consultants (WA) Pty Ltd

Sherif Andrawes
Director

Allied Gold Limited

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Investigating Accountant's Report

APPENDIX 1
ALLIED GOLD LIMITED
STATEMENT OF FINANCIAL POSITION

	Notes	30 June 2003 $	Subsequent Events $	Capital Raising $	Pro-forma $
CURRENT ASSETS					
Cash	2	1	785,000	1,775,000	2,560,001
TOTAL CURRENT ASSETS		**1**	**785,000**	**1,775,000**	**2,560,001**
NON-CURRENT ASSETS					
Property, plant and equipment	3	-	2,004,500	-	2,004,500
Exploration assets	4	-	633,000	-	633,000
TOTAL NON-CURRENT ASSETS		-	**2,637,500**	-	**2,637,500**
TOTAL ASSETS		**1**	**3,422,500**	**1,775,000**	**5,197,501**
CURRENT LIABILITIES					
Payables	5	-	137,500	-	137,500
Interest bearing liabilities	6	-	200,000	-	200,000
TOTAL CURRENT LIABILITIES		-	**337,500**	-	**337,500**
TOTAL LIABILITIES		-	**337,500**	-	**337,500**
NET ASSETS		**1**	**3,085,000**	**1,775,000**	**4,860,001**
EQUITY					
Contributed Capital	8	1	3,200,000	1,775,000	4,975,001
Accumulated losses	7	-	(115,000)	-	(115,000)
TOTAL EQUITY		**1**	**3,085,000**	**1,775,000**	**4,860,001**

The pro-forma Statement of Financial Position Consolidated is as per the pro-forma Statement of Financial Position as at 30 June 2003 adjusted for the transactions discussed in Section 6 of the Investigating Accountant's Report. The Statement of Financial Position is to be read in conjunction with the notes to and forming part of the financial statements set out in Appendix 2.

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APPENDIX 2
NOTES TO AND FORMING PART OF THE HISTORICAL FINANCIAL INFORMATION FOR THE PERIOD ENDED 30 JUNE 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the historical financial information included in this Report have been set out below.

a) Basis of Preparation

The historical financial information has been prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 and we have made such disclosures, as we consider necessary for the purposes of this Report.

The historical financial information has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or current valuations of non current assets except where stated. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

b) Income Tax

The Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences. Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

c) Cash and Cash Equivalents

Cash on hand and short term deposits are stated at the lower of cost and net realisable value.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

d) Property, Plant and Equipment

Items of property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a reducing balance method so as to write off the net cost of each non-current asset over its estimated useful life. The following estimated useful lives are used in the calculation of depreciation:

Furniture and fittings	5-10 years
R&D Prototype Plant & Equipment	5 years
Office equipment	3-5 years
Motor Vehicles	5-10 years

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

e) Recoverable Amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted.

f) Trade and Other Payables

Liabilities for trade and other creditors are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether billed or not billed to the consolidated entity.

g) Contributed Equity

Contributed equity is recognised at the fair value of the consideration received by the Company.

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h) Operating Leases
The minimum lease payments of the operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

The lease incentive liability in relation to the non-cancellable operating lease is being reduced on an imputed interest basis over the term of the lease at the rate implicit in the lease. Contingent rentals are recognised as an expense in the financial year in which they are incurred.

	30 June 2003 $	Pro-forma $
NOTE 2. CASH		
Cash at bank	1	2,560,001
Adjustments arising in the preparation of the pro forma cash balance are summarised as follows:		
Reviewed balance at 30 June 2003		1
Loan from Mineral Commodities Limited		200,000
Seed capital raising		700,000
Expenses incurred between 1st July 2003 and the date of this report		(115,000)
Cash balance pre capital raising		785,001
Proceeds from the issue of 10,000,000 shares at 20 cents each		2,000,000
Payment of the estimated costs of the capital raising		(225,000)
Pro forma cash balance		2,560,001
NOTE 3. PROPERTY, PLANT & EQUIPMENT		
Acquisition of MMPEU at cost	-	2,004,500
NOTE 4. RED DAM PROJECT		
Acquisition of Red Dam Project at cost	-	633,000
NOTE 5. PAYABLES		
Stamp Duty Liability	-	137,500
NOTE 6. INTEREST BEARING LIABILITIES		
Loan from Mineral Commodities Limited	-	200,000
NOTE 7. ACCUMULATED LOSSES		
Balance at the beginning of the period	-	-
Net operations loss between 1 July 2003 and the date of this Report	-	(115,000)
Balance at the end of the period	-	(115,000)

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NOTE 8. CONTRIBUTED EQUITY	No of Shares	Issue Price	$
Movements in ordinary share capital			
Balance at 30 June 2003	1	1	1
Acquisition of Red Dam and MMPEU	12,500,000	0.20	2,500,000
Equity raised from seed capital	7,000,000	0.10	700,000
Equity to be raised from this prospectus	10,000,000	0.20	2,000,000
Less cost of issue	-		(225,000)
Pro-forma balance	29,500,001		4,975,001

NOTE 9. RELATED PARTY DISCLOSURES

Mark Victor Caruso
Gregory Hugh Steemson
David Andrew Lymburn

(b) Directors' Shareholdings
The number of shares, options and classes of options held, directly or indirectly by the Directors of the Company, are detailed in the table below.

	Number of Shares	Number of Options
Mark Caruso	194,168	1,000,000
Gregory Steemson	233,003	1,000,000
David Lymburn	235,920	600,000

(c) Directors' Remuneration
No remuneration was paid to Directors during the financial period. Subsequent to the end of the financial year the Company entered into consultancy agreements with each of Messrs Caruso and Steemson in relation to the provision of their services for executive management and geological consulting services. These agreements have no fixed term and are at normal commercial arms length terms. The Company also entered into a service agreement with a company controlled by Mr David Lymburn for the provision of Mr Lymburn's services as Company Secretary.

This agreement is for a 12 month term and is at normal commercial arm length terms.

(d) Related Party Transactions
The Company entered into a service agreement with Mineral Commodities Limited for the provision of administration, accounting, clerical and secretarial services as well as the provision of serviced office accommodation. The agreement is for a 2 year term and has a monthly fee of $11,000. Mr Caruso and Mr Steemson are directors of Mineral Commodities Limited.

NOTE 10: COMMITMENTS FOR EXPENDITURE

The Company has minimum exploration obligations pursuant to the terms and conditions of Tenement Licences.
Committed expenditure in relation to tenements:

	30 June 2003 $
- Not later than 1 year	11,800
- Later than 1 year but not later than 5 years	47,200
Total committed expenditure	**59,000**

Allied Gold Limited

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STEINEPREIS PAGANIN

LAWYERS & CONSULTANTS

LEVEL 14, CHANCERY HOUSE,
37 ST GEORGES TERRACE, PERTH.
G.P.O. BOX H531, PERTH,
WESTERN AUSTRALIA, 6001.
EMAIL: sp@steinpag.com.au
TELEPHONE +61 8 9221 9994
FACSIMILE +61 8 9221 9996

Allied Gold Limited

20 October 2003

Dear Sirs

SOLICITOR'S REPORT ON MINING TENEMENTS

This report is prepared for inclusion in a prospectus to be issued by Allied Gold Limited (Company) on or about 20 October 2003 (Prospectus).

1. Assets

As at the date of this report, the Company has entered into an agreement with Fortescue Metals Group Limited (previously Allied Mining & Processing Limited), Advance R & D Pty Ltd and Aretrend Pty Ltd (Acquisition Agreement). Under the Acquisition Agreement, the Company is entitled, subject to completion of the Acquisition Agreement, to acquire an interest in various granted mining tenements and in various applications for the grant of mining tenements (all granted mining tenements and all applications, collectively referred to as the Tenements).

A schedule of Tenements is attached to and forms part of this report (Schedule). Part I of the Schedule contains a list of the Tenements. Part II of the Schedule contains a summary of the status of the native title claims existing over the Tenements. Section 10.5 of the Prospectus contains a summary of the material contracts entered into by the Company, including the Acquisition Agreement.

2. Searches

For the purposes of this report, we have conducted searches and made enquiries in respect of all the Tenements as follows:

(a) we have reviewed searches of the Tenements in the register maintained by the Western Australian Department of Industry and Resources (DIR). These searches were conducted on 17 June 2003. Updated searches of the Tenements were obtained on 14 October 2003 to confirm that no changes had occurred in respect of the Tenements since the initial searches were conducted;

(b) we have reviewed all transfers of the Tenements and all agreements lodged pursuant to the transfers to ascertain whether any obligations are imposed on the holders of the Tenements by virtue of the terms of an agreement despite them not being registered as an encumbrance on the Tenements;

(c) we have obtained "Quick Appraisals" reports from DIR, summarising information available in the "TENGRAPH" system maintained by DIR to determine if any native title claims are registered over the area of the Tenements. These searches were conducted on 17 June 2003. Updated searches were also conducted on 14 October 2003 to confirm that no relevant changes had occurred in respect of the claims since the initial searches were conducted; and

(d) we have obtained a register of extracts from the Register of Native Title Claims maintained by the National Native Title Tribunal (NNTT) in respect of registered native title claims identified in the Quick Appraisals. This material was obtained on 17 June 2003 and 14 October 2003.

The Company's right to acquire an interest in the Tenements depends on the enforceability of the Acquisition Agreement and the parties to the

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Acquisition Agreement complying with and fulfilling the terms and conditions of such Acquisition Agreement. On the basis of the searches conducted and our review of the Acquisition Agreement, subject to the enforceability of such Acquisition Agreement, we consider that this report (and the Schedule) provides an accurate statement as to the status of the Tenements as at the date of this report.

Where the Schedule refers to a granted Tenement in which the Company is not recorded as being registered as the holder of a legal interest, the Company may lodge a caveat to protect its interest and we have advised the Company to do so in order to protect its prior equitable claim to an interest in the Tenement.

In addition, we have advised the Company to register the Acquisition Agreement against the Tenements to ensure compliance with the requirement of the Mining Act 1978 (WA) (Mining Act) to register dealings in Tenements.

3. Opinion

As a result of our searches and enquiries, but subject to the assumptions and qualifications set out below, we are satisfied that, as at the date of the relevant searches:

(a) the details of the Tenements included in this report are accurate as to the status of the Tenements and the Company's interest in the Tenements;

(b) where title to a Tenement has not been granted or an application for extension of a term of a Tenement is pending, that fact is disclosed in the Schedule and the Notes;

(c) all applicable rents due under the Mining Act in respect of the Tenements have been paid, unless otherwise noted in the Schedule;

(d) all expenditure requirements under the Mining Act have been met or exemptions obtained, unless otherwise noted in the Schedule;

(e) under the terms and conditions of the Acquisition Agreement, the Company has the right to acquire an interest in the Tenements on the terms set out in the Acquisition Agreement, subject to the matters referred to in this report or the Schedule; and

(f) Tenements granted prior to 1 January 1994 have been validated by the Native Title Act 1993 as amended by the Native Title Amendment Act 1998 (Cth) (which as amended is referred to as the NTA). The valid grant of any of the current applications for Tenements which may affect native title will require compliance with the applicable processes of the NTA.

4. Tenements

The Tenements comprise prospecting licences and mining leases granted or applied for under the Mining Act.

(a) Prospecting Licence

A prospecting licence remains in force for a period of 4 years and does not carry a right of renewal. Pursuant to Sections 49(1) and 75(7) of the Mining Act, the holder of a prospecting licence may apply for and, subject to the Mining Act and the conditions of the licence, has the right to have granted a mining lease over any of the land within the licence. An application has been made to convert the two prospecting licences, set out in the Schedule, the term of which has expired, to mining leases. Where an application has been made to convert a prospecting licence to a mining lease, Section 49 of the Mining Act provides that the prospecting licence remains in force until the application for the mining lease is determined. There is no restriction on assignment or transfer of a prospecting licence.

(b) Mining Lease

A mining lease remains in force for a period of 21 years and may be renewed for successive periods of 21 years. It is a breach of a condition of a mining lease to assign it without the prior written consent of the Minister. In the case of a mining lease application which is a conversion from either a prospecting licence or an exploration licence, if the underlying licence is assigned, the mining lease application continues in the name of the assignee.

(c) Generally Applicable Conditions

Mining tenements are granted subject to various conditions prescribed by the Mining Act including payment of rent, compliance with minimum expenditure and reporting requirements.

Certain conditions that apply to one or more of the Tenements include standard environmental conditions. The Tenements are also subject to statutory requirements of certain other Acts including Aboriginal heritage legislation, environmental protection legislation and rights in water legislation. These standard conditions are not detailed in the notes to the Schedule.

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(d) Specific Conditions

Specific conditions applicable to the individual Tenements are detailed in the notes to the Schedule.

(e) Encumbrances

Encumbrances and caveats applicable to the individual Tenements are detailed in the notes to the Schedule.

5 Aboriginal Sites

Tenements in Western Australia are granted subject to an endorsement reminding the tenement holder of its obligation to comply with the requirements of the Aboriginal Heritage Act 1972 (WA) (Heritage Act).

The Heritage Act protects sites and areas of significance to Aboriginal persons. The Minister's consent is required where any use of land is likely to result in the excavation or other alteration of or damage to an Aboriginal site or any objects on or under that site.

There is no requirement for a site to be registered in any public manner or, indeed, be in any way acknowledged as an Aboriginal site for it to qualify as an Aboriginal site for the purposes of the Heritage Act. A register of sites is maintained by the Aboriginal Affairs Department of Western Australia. The Heritage Act applies to all Aboriginal sites and objects whether or not they are registered under the Heritage Act. For that reason, we have not conducted a search of that register for the purposes of this report.

A practical method of minimising the danger of unintentional disturbance of a site, is to undertake Aboriginal heritage surveys with local Aboriginal communities before the commencement of land disturbing activities. This is an informal process because the Heritage Act does not actually prescribe a mechanism for identifying Aboriginal sites. We are not aware of any heritage surveys of the land the subject of the Tenements having been conducted to date.

The Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (Heritage Protection Act) also affords some protection to Aboriginal sites in Western Australia. It allows declarations to be made which protect or preserve objects or areas which are of significance to Aboriginals, whether situated on private or Crown land.

Two types of declarations may be made in relation to significant Aboriginal objects or Aboriginal areas (being objects or areas of significance to Aboriginals in accordance with Aboriginal tradition) under the Heritage Protection Act:

(a) emergency declarations of preservation which remain in force for a maximum of 60 days; and

(b) declarations of preservation (which remain in force for the terms specified in the declarations).

Before making a prominent declaration in relation to an area, the Minister for Aboriginal Affairs must commission a report on the area, which addresses specific matters such as the significance of the area, the extent of the area to be protected and the effects of the declaration on any non-Aboriginal interests in the land. Compensation is payable by the Minister for Aboriginal Affairs to a person who is, or is likely to be affected by a permanent declaration of preservation.

It is an offence to contravene a declaration made under the Heritage Protection Act.

In respect of these sites and any other sites identified on any of the Tenements, the Company needs to ensure that any interference with such sites is in strict conformity with the provisions of the Heritage Act and the Heritage Protection Act.

6. Native Title - MABO and Native Title Legislation

On 3 June 1992, the High Court of Australia held in Mabo v. Queensland (no.2) (1992) 175 CLR 1 that the common law of Australia recognises a form of native title. In order to succeed in a native title claim the persons making such claim must show that they enjoy certain customary rights and privileges in respect of a particular area of land and that by these rights and privileges they have a connection with that land. Such a claim will not be recognised if the native title has been extinguished, either by voluntary surrender to the Crown, death of the last survivor of a community entitled to native title, abandonment of the land in question by that community or the granting of a wholly "inconsistent interest" in the land by the Crown. An example of an inconsistent interest would be the granting of a freehold or some type of exclusive possession leasehold interest in the land. The granting of a lesser form of interest not conferring exclusive possession will not extinguish native title as it would not be

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wholly inconsistent with native title rights and interests.

The Racial Discrimination Act 1975 (RDA) enacted by the Federal Parliament is binding on the State of Western Australia, and generally makes racial discrimination unlawful.

The Commonwealth Parliament responded to the Mabo decision by passing the Native Title Act 1993 (Cth). This Act enabled a State Parliament to validate any mining tenements granted prior to its commencement which might otherwise have been invalid by reason of the RDA. The Native Title Act 1993 was extensively amended by the Native Title Amendment Act 1998 (Cth). These amendments include the ability of a State Parliament to validate any titles which may have been invalidly granted over pastoral leases and certain other leasehold interests during the period 1 January 1994 to 23 December 1996. The State of Western Australia has enacted the validating legislation contemplated by the NTA: the Titles (Validation) and Native Title (Effect of Past Acts) Act 1995 as amended by the Titles (Validation) and Native Title (Effect of Past Acts) Amendment Act 1999.

7. Native Title - Native Title Claims

Persons claiming to hold native title may lodge an application for determination of native title with the Federal Court. The Court will then refer the application to the Native Title Registrar for the registration test.

If the Native Title Registrar is satisfied that the lodged claim meets the registration requirements set out in the NTA (Registration Test), it will be entered on the Register of Native Title Claims maintained by the National Native Title Tribunal (Register). Claimants of registered claims are afforded certain procedural rights under the NTA including the "right to negotiate".

Claims which fail to meet the Registration Test are recorded on the Schedule of Applications Received. Such claims may be entered on the Register at a later date if additional information is provided by the claimant that satisfies the Registration Test.

Some of the Tenements relate to land which is currently the subject of one or more registered native title claims. These claims are identified in the Schedule. If native title is found to exist, the nature of the native title may be such that consent to the grant of a mining tenement may be required by the native title holders but is withheld or only granted on conditions unacceptable to the Company.

We have not undertaken the considerable historical, anthropological and ethnographic work that would be required to determine the likelihood that existing claims may be successful, or the possibility of any further native title claims being made in the future.

In any event, the existence of native title is not the relevant issue for the Company. The relevant issue is the existence of a registered native title claim. That effectively requires the Company to observe the provisions of the NTA in proceeding with its applications for Tenements. The reason for this is that an act which affects native title rights such as the grant of a mining tenement may be invalid unless there has been compliance with the provisions of the NTA. Until the native title claim has been determined by the Federal Court the existence of native title will be uncertain. Prudence dictates that native title should be assumed to exist over all claimed land other than freehold, "exclusive possession" leasehold or vested reserve until the claim has been determined.

8. Native Title - Validity of Titles

(a) Tenements granted before 1 January 1994

The grant before 1 January 1994 of mining tenements over land other than freehold, "exclusive possession" leasehold or vested reserve is an act that is capable of affecting native title and could have been invalid under the RDA. However, the NTA and State legislation has validated any such mining tenements.

The following Tenements were granted prior to 1 January 1994 and thus have been validated by the NTA and State legislation:

Holder	Tenement
Fortescue Metals Group Limited	P16/1577 P16/1578

(b) Tenements granted between 1 January 1994 and 23 December 1996

The grant of a mining tenement over land other than freehold, "exclusive possession" leasehold or vested reserve is an act that is capable of affecting native title. Acts affecting native title must comply with the future act processes of the NTA.

However, the State Government granted some

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mining tenements during the period between 1 January 1994 and 23 December 1996 without complying with the requirements of the NTA. Accordingly, there was a risk that some of the Tenements granted during this period may have been invalid as a result of the failure to comply with the NTA. This risk has been removed by the 1998 amendments to the NTA (and corresponding State legislation) so far as the Tenements were granted over land which is the subject of a pastoral lease or other prescribed leasehold land.

None of the Tenements were granted between 1 January 1994 and 23 December 1996.

(c) Tenements granted since 23 December 1996

Mining tenements granted since 23 December 1996 may be invalid if they were granted over land other than freehold, "exclusive possession" leasehold or vested reserve and the applicable processes prescribed by the NTA were not complied with. We understand that it has been the practice of the State Government since 23 December 1996 to comply with these processes subject to certain cases where the Minister granted mining tenements over enclosed or improved pastoral leasehold land relying on WA v Ward (2000) 170 ALR 159 (since overruled by the High Court on this point).

None of the Tenements have been granted since 23 December 1996.

(d) Future Tenement Grants

The valid grant of any of the current applications for Tenements which may affect native title requires compliance with the provisions of the NTA.

The NTA regulates all future actions (such as the grant of a mining tenement) which affect native title rights. These actions are known as "future acts". A future act will be valid if it falls within one of a number of categories of land dealings specified in the NTA provided that there is compliance with the applicable procedural requirements: NTA Part 2, Division 3, Subdivisions B-P

So, if the grant of any of the current applications for Tenements affect native title, the grant will be a future act and will be valid only if there has been compliance with the relevant requirements of the NTA. In order to determine whether the grant of any of the current applications will affect native title, a determination must be made as to whether the native title exists in the area. This will require a hearing by the Federal Court (or a consent determination) as to the existence of native title, which could take years. However, in the interim, the validity of the grant of the current applications for Tenements can be assured if the State and the Company comply with the requirements of the NTA on the assumption that native title does in fact exist in the area.

The following tenements are current applications:

Holder	Tenements
Fortescue Metals Group Limited	MLA16/344
Plutonic Operations Ltd	PLA16/2078

9. Qualifications

While the status of the Tenements is dealt with in the Schedule and the notes to the Schedule, we point out, by way of summary, that:

(a) we have assumed the accuracy and completeness of all Tenement searches and other information or responses which were obtained from the relevant department or authority. We cannot comment on any obligations of the Company that may arise from agreements that are not registered as a dealing, encumbrance or otherwise noted on the searches of the Tenements obtained from the DIR;

(b) the holding of the Tenements is subject to compliance with the terms and conditions and the provisions of the Mining Act;

(c) we have assumed the accuracy and completeness of any instructions or information which we have received from the Company or any of its officers, agents and representatives;

(d) with respect to any application for the grant of a Tenement, we express no opinion as to whether such application will ultimately be granted and that reasonable conditions will be imposed upon grant, although we have no reason to believe that any application will be refused or that unreasonable conditions will be imposed;

(e) where compliance with the requirements necessary to maintain a Tenement in good standing is not disclosed on the face of the searches referred to in this report, we express no opinion on such compliance;

(f) references in the Schedule to any area of land are taken from details shown on searches obtained from the DIR. It is not possible to verify the accuracy of those areas without conducting a survey;

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(g) where Ministerial consent to any agreement or dealing referred to in Part II of this report is being or will be sought, we express no opinion as to whether such consent will be granted, or the consequences of consent being refused, although we have no reason to believe that any application for consent will be refused; and

(h) the Schedule is accurate as at 14 October 2003 as it is based on searches from DIR at that date. We cannot comment on whether any changes have occurred in respect of the Tenements between 14 October 2003 and the date of the Prospectus.

10. Consent

This report is given solely for the benefit of the Company and the directors of the Company in connection with the issue of the Prospectus and is not to be relied on or disclosed to any other person or used for any other purpose or quoted or referred to in any public document or filed with any government body or other person without our prior consent.

Yours faithfully

STEINEPREIS PAGANIN

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Allied Gold Limited

PART I
TENEMENT SCHEDULE

TENEMENT	HOLDER / APPLICANT	SHARES HELD	GRANT DATE (APPLICATION DATE)	EXPIRY DATE	AREA SIZE	ANNUAL RENT (NEXT RENTAL YEAR)	MINIMUM ANNUAL EXPENDITURE $	TENEMENT AFFECTED/ AFFECTING/SAME/ SECTION 49/ RELATIONSHIP NOT DEFINED	ENCUMBRANCES/ DEALINGS	NOTES	NATIVE TITLE CLAIMS
P16/1577	FORTESCUE METALS GROUP LIMITED	100/100THS	06/04/93	05/04/95	200.00 Ha	$364.00	$8,000	M16/132 (dead) M16/344 (pending) P16/2103 (pending)	Extension of Term CO/210/945 Conversion 80693	1, 2, 3	WC98/27, Widji WC95/27, Gubrun WC99/29, Central West Goldfields WC99/09, Maduwongga ARB/13, Goldfields ARB
P16/1578	FORTESCUE METALS GROUP LIMITED	100/100THS	06/04/93	05/04/95	94.85 Ha	$172.90 N/A N/A	$3,800	M16/132 (dead) M16/344 (pending) P16/2103 (pending)	Extension of Term CO/211/945 Conversion 80693 Partial Expiry 107404	2, 3, 4, 5	WC98/27, Widji WC95/27, Gubrun WC99/29, Central West Goldfields WC99/09, Maduwongga ARB/13, Goldfields ARB
MLA16/344	FORTESCUE METALS GROUP LIMITED	100/100THS	(26/03/97)	N/A	295.2 Ha		No Expenditure Required Yet	P16/1577 (live) P16/1578 (live) P16/2103 (pending)		2	WC98/27, Widji WC95/27, Gubrun WC99/29, Central West Goldfields WC99/09, Maduwongga ARB/13, Goldfields ARB
PLA16/2078	PLUTONIC OPERATIONS LTD	100/100THS	(23/02/00)	N/A	73 Ha		No Expenditure Required Yet			6, 7	WC98/27, Widji WC95/27, Gubrun WC99/29, Central West Goldfields WC99/09, Maduwongga ARB/13, Goldfields ARB

KEY TO TENEMENT SCHEDULE

MLA - Mining Lease Application
P - Prospecting License
PLA - Prospecting Licence Application

Please refer to Part II of this report for the status of the Native Title Claims.

Unless otherwise indicated, capitalised terms have the same meaning given to them in the Prospectus.

References to numbers in the "Notes" column refer to the notes following this table

56

Notes:

All Tenements are subject to the standard endorsements and conditions imposed by the Department of Industry and Resources.

1. Expenditure exemption granted for 1998.
2. Mining Lease Application 16/344 is a Section 49 conversion of Prospecting Licences 16/1577 and 16/1578 (Conversion 80693).
3. On 27 March 1995, Extensions of Term CO210/945 and CO211/945 were granted in respect of P16/1577 and P16/1578. The extensions were for a further period of two years.
4. Expenditure exemptions granted for 1996 and 1998.
5. On 5 April 1997, part of P16/1578 expired (Partial Expiry 107404) so that only that portion of land that was comprised within MLA16/344 continued in force.
6. PLA16/2078 is an application for a prospecting licence and is subject to the Acquisition Agreement (refer to Section 10.5.1 of the Prospectus) and the Red Dam Deed (refer to Section 10.5.2 of this Prospectus). An application for a prospecting licence is unable to be transferred. Accordingly, Plutonic Operations Limited holds P16/2078 on trust, pursuant to the Red Dam Deed, for Fortescue, who in turn holds the application on trust for the Company pursuant to the Acquisition Agreement. Upon the grant of the P16/2078, it will be transferred to the Company as soon as practicable.
7. PLA16/2078 has cleared Native Title and is ready to grant.

PART II
STATUS OF NATIVE TITLE CLAIMS

TRIBUNAL NUMBER	FEDERAL COURT NUMBER	APPLICATION NAME	STATUS	RNTC STATUS	IN MEDIATION
WC95/27	WG2/98	Gubrun	Active	Not Registered	No
WC98/27	WG6243/98	Widji People	Active	Registered	Yes
WC99/29	WG65/98	Central West Goldfields People	Active	Registered	Yes
WC99/9	WG76/97	Maduwongga People	Active	Registered	No

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Section 8

Section 9

Risk Factors

9. RISK FACTORS

9.1 Introduction

An investment in the Company is not risk free and prospective new investors should consider the risk factors described below, together with information contained elsewhere in this Prospectus, before deciding whether to apply for Shares.

The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed.

9.2 Economic Risks

General economic conditions, movements in interest and inflation rates and currency exchange rates may have an adverse effect on the Company's exploration, development and production activities, as well as on its ability to fund those activities.

9.3 Market Conditions

The market price of the Shares and Options can fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and offshore resource exploration stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

9.4 Exploration Success

The mineral tenements of the Company as described in this Prospectus are at various stages of exploration, and potential investors should understand that mineral exploration and development are high-risk undertakings.

There can be no assurance that exploration of the project areas described in this Prospectus, or any other tenements that may be acquired in the future, will result in the discovery of an economic ore deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically exploited.

9.5 Operating Risks

The operations of the Company may be affected by various factors, including failure to locate or identify mineral deposits; failure to achieve predicted grades in exploration and mining; operational and technical difficulties encountered in mining; difficulties in commissioning and operating plant and equipment; mechanical failure or plant breakdown; unanticipated metallurgical problems which may affect extraction costs; adverse weather conditions; industrial and environmental accidents; industrial disputes; and unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

Having been incorporated in May 2003, the Company does not have any operating history, although it should be noted that the Company's directors have between them significant operational experience. No assurances can be given that the Company will achieve commercial viability through the successful exploration and/or mining of its tenement interests. Until the Company is able to realise value from its projects, it is likely to incur ongoing operating losses.

9.6 Resource Estimates

Resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, the estimates are likely to change. This may result in alterations to development and mining plans which may, in turn, adversely affect the Company's operations.

9.7 Commodity Price Volatility and Exchange Rate Risks

If the Company achieves success leading to mineral production, the revenue it will derive through the sale of commodities exposes the potential income of the Company to commodity price and exchange rate risks. Commodity prices fluctuate and are affected by many factors beyond the control of the Company. Such factors include supply and demand fluctuations for precious and base metals, technological advancements, forward selling activities and other macro-economic factors.

Furthermore, international prices of various commodities are denominated in United States dollars, whereas the income and expenditure of the Company are and will be taken into account in Australian currency, exposing the Company to the fluctuations and volatility of the rate of exchange between the United States dollar and the

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Risk Factors

Australian dollar as determined in international markets.

9.8 Environmental Risks

The operations and proposed activities of the Company are subject to State and Federal laws and regulation concerning the environment. As with most exploration projects and mining operations, the Company's activities are expected to have an impact on the environment, particularly if advanced exploration or mine development proceeds. It is the Company's intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws.

9.9 Title Risks and Native Title

Interests in tenements in Australia are governed by the respective State legislation and are evidenced by the granting of licences or leases. Each licence or lease is for a specific term and carries with it annual expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, the Company could lose title to or its interest in tenements if licence conditions are not met or if insufficient funds are available to meet expenditure commitments.

It is also possible that, in relation to tenements which the Company has an interest in or will in the future acquire such an interest, there may be areas over which legitimate common law native title rights of Aboriginal Australians exist. If native title rights do exist, the ability of the Company to gain access to tenements (through obtaining consent of any relevant landowner), or to progress from the exploration phase to the development and mining phases of operations may be adversely affected.

The Directors will closely monitor the potential effect of native title claims involving tenements in which the Company has or may have an interest.

9.10 Specific Risks associated with the Company

There are also a number of specific risks associated with the Company which may adversely affect the Company's financial position, prospects and price of its listed securities. In particular, the Company is subject to risks relating to the exploration and development of mineral properties which are not generally associated with other businesses.

Set out below are specific risks that may adversely affect the Company:

(a) the Western Australian Department of Industry and Resources from time to time reviews the environmental bonds that are placed on tenements. The Directors are not in a position to state whether a review is imminent or whether the outcome of such a review would be detrimental to the funding needs of the Company; and

(b) the exploration costs of the Company described in the Independent Geologist's Report are based on certain assumptions with respect to the method and timing of exploration. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realised in practice, which may materially and adversely affect the Company's viability.

9.11 Tenement Rights

Under various agreements, which are summarised in Section 10.5 of this Prospectus, the Company has acquired or is entitled to acquire, subject to completion of the agreements, an interest in 2 granted mining tenements and in 2 applications for the grant of mining tenements.

There are inherent risks associated with obtaining grant of any mining tenements which are applications or renewal of tenements upon expiry of their current terms. The transfers of the Tenements into the name of the Company are also subject to the usual Mining Act approvals and processes related to such registration.

In addition, all of the Tenements are subject to registered native title claims. The Solicitor's Report in Section 8 of this Prospectus contains an analysis of the status of each Tenement.

If a Tenement is not granted or renewed for any reason, the Company may suffer significant damage through the loss of the opportunity to develop and discover any resources on that Tenement. However, the Directors are not aware of any reason why the grant of or renewal of any Tenement will not be given.

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Section 10

Additional Information

10. ADDITIONAL INFORMATION

10.1 Disclosure of Interests

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in Securities as set out in the table below:

Director	No. of Shares	No. of options*
Mark Victor Caruso	194,168	1,000,000
Gregory Hugh Steemson	233,003	1,000,000
David Andrew Lymburn	235,920	600,000

• The Options held by Messrs Caruso and Steemson and 500,000 of the Options held by Mr Lymburn were granted on 1 October 2003 to provide incentive to the Board to provide dedicated and ongoing commitment to the Company. The terms of the Options are set out in Section 10.6.2 of this Prospectus.

10.2 Remuneration

The Company's Constitution provides that the remuneration of non-executive Directors will be not more than the aggregate fixed sum determined by a general meeting. Since the Company has not held its first annual general meeting at the date of this Prospectus, the aggregate remuneration has not been set. However, at the annual general meeting to be convened for the 2003 financial year a resolution will be put to Shareholders for the approval of fees for non-executive Directors at an amount not to exceed $100,000 per annum.

The remuneration of executive Directors will be fixed by the Directors and may be paid by way of fixed salary or consultancy fee.

The Company has entered into consultancy agreements with each of Messrs Caruso, Steemson and Lymburn (or their nominees) for the provision of services over and above serving as Directors of the Company. These agreements provide for the payment of a day rate or monthly rate for work performed on normal commercial arm's length terms.

10.3 Fees and Benefits

Other than as set out below or elsewhere in this Prospectus, no:

(a) Director of the Company;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(c) promoter of the Company; or

(d) Underwriter,

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in;

(a) the formation or promotion of the Company;

(b) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Securities under this Prospectus; or

(c) the offer of Securities under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a Director of the Company or for services rendered in connection with the formation or promotion of the Company or the offer of Securities under this Prospectus.

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Additional Information

BDO Chartered Accountants and Advisers has acted as auditor and BDO Consultants (WA) Pty Ltd has acted as Investigating Accountant and has prepared an Investigating Accountant's Report which has been included in Section 7 of this Prospectus. The Company estimates it will pay BDO and BDO Consultants (WA) Pty Ltd a total of $5,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, neither BDO or BDO Consultants (WA) Pty Ltd have received any other fees from the Company.

Steinepreis Paganin has acted as the solicitors to the Company in relation to the Offer, has prepared a Solicitor's Report on Tenements which has been included in Section 8 of this Prospectus and has been involved in due diligence enquiries on legal matters. The Company estimates it will pay Steinepreis Paganin $30,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has received fees of approximately $2,250 for legal services.

Continental Resource Management Pty Ltd has acted as the Independent Geologist and has prepared an Independent Geologists' Report which has been included in Section 5 of this Prospectus. The Company estimates that it will pay Continental Resource Management Pty Ltd a total of $10,464 for these services. During the 24 months preceding lodgement of this Prospectus with the ASIC, Continental Resource Management Pty Ltd has not received any other fees from the Company.

Como Engineers Pty Ltd has acted as the Independent Engineer and has prepared an Independent Engineering Report which has been included in Section 6 of this Prospectus. The Company estimates that it will pay Como Engineers Pty Ltd a total of $5,046 for these services. During the 24 months preceding lodgement of this Prospectus with the ASIC, Como Engineers Pty Ltd has received fees of approximately $3,375 for other services.

Paterson Ord Minnett Ltd has acted as Lead Manager to the Offer. The Company confirms that it will pay Paterson Ord Minnett Ltd $50,000 and a management fee of 1% on the total funds raised by the Offer (other than any amount subscribed by MRC pursuant to the Underwriting Agreement) for these services.

10.4 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

BDO has given their written consent to being named as auditor to the Company and BDO Consultants (WA) Pty Ltd has given their consent to being named as Investigating Accountant in this Prospectus and to the inclusion of the Investigating Accountant's Report in Section 7 in the form and context in which the report is included. BDO and BDO Consultants (WA) Pty Ltd have not withdrawn their consents prior to lodgement of this Prospectus with the ASIC.

Steinepreis Paganin has given its written consent to being named as the solicitor to the Company in this Prospectus and to the inclusion of the Solicitor's Report on Tenements in Section 8 in the form and context in which the report is included. Steinepreis Paganin have not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Continental Resource Management Pty Ltd has given its written consent to being named as the Independent Geologist to the Company in this Prospectus and to the inclusion of the Independent Geologists' Report in Section 5 in the form and context in which the report is included. Continental Resource Management Pty Ltd has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Como Engineers Pty Ltd has given its written consent to being named as the Independent Engineer to the Company in this Prospectus and to the inclusion of the Independent Engineering Report in Section 6 in the form and context in which the report is included. Como Engineers Pty Ltd has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

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Additional Information

Mineral Commodities Limited has given its written consent to being named as the Underwriter to the Offer in this Prospectus and has not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

Paterson Ord Minnett has given and has not, before the date of this Prospectus, withdrawn its consent to be named as Lead Manager to the Offer in the form and context in which it is named in this Prospectus. Paterson Ord Minnett Ltd did not authorise or cause the issue of the Prospectus, nor was it involved in the preparation of any part of this Prospectus and makes no express or implied representation or warranty in relation to the Company, this Prospectus or the Offer.

Computershare Investor Services Pty Ltd has given its written consent to being named the Company's Share Registry in this Prospectus and has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

10.5 Material Contracts

The following is a discussion of the material contracts entered into by the Company. In this section references to Allied Mining are to Allied Mining & Processing Limited (now Fortescue Metals Group Limited).

10.5.1 Acquisition Agreement

On 16 June 2003, Allied Mining, Advance R & D Pty Ltd (Advance R & D), Aretrend Pty Ltd (Aretrend) and the Company entered into an agreement whereby the Company agreed to purchase Allied Mining's gold assets, in consideration for the Company issuing Allied Mining 12,500,000 fully paid ordinary shares in the capital of the Company to be issued at a deemed issue price of 20 cents each.

The gold assets the subject of the agreement include the Tenements, the Plant and 100% of the issued capital of Advance R & D and Aretrend.

The agreement was subject to and conditional upon the satisfaction of the following conditions precedent:

(a) the Company executing a deed of covenant in accordance with clause 10.3 of the Red Dam Deed (described in Section 10.5.2 below), which requires any sale agreement in respect of the Tenements to be conditional on the purchaser executing such a deed of covenant;

(b) Plutonic Operations Ltd (Plutonic) not exercising its pre-emptive rights to purchase the Tenements in accordance with clause 10 of the Red Dam Deed;

(c) the Company entering into a deed of covenant and assignment with Allied Mining pursuant to which the Company will agree to assume and comply with all of Allied Mining's obligations under the memorandum of understanding between Allied Mining and Bateman;

(d) the shareholders of Allied Mining validly passing a resolution to proceed with the capital reduction as described in Section 3.1 of this Prospectus;

(e) compliance by Allied Mining and the Company in all respects with the Corporations Act and the Listing Rules; and

(f) obtaining all necessary governmental consents and approvals, including the consent of the Minister under the Mining Act.

We confirm that all of the above conditions have been satisfied as at the date of this report. Given that some of the Tenements are applications and are therefore not legally capable of being transferred, Allied Mining has agreed to hold such Tenements in trust for the Company until such time as those rights may be legally transferred to the Company.

10.5.2 Red Dam Deed

On 13 February 2003, Plutonic and Allied Mining entered into a deed of sale in respect of the Tenements. Pursuant to the deed, Plutonic agreed to sell the Tenements to Allied Mining in consideration for Allied Mining:

(a) paying $100,000 to Plutonic;

(b) issuing 1,000,000 fully paid ordinary shares in Allied Mining to Plutonic;

(c) issuing 1,000,000 options to acquire fully paid ordinary shares in Allied Mining to Plutonic;

(d) paying Plutonic a royalty of 2.5% of the value of all gold produced from the Tenements; and

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(e) paying Plutonic a "net smelter return", being the number of ounces of refined silver delivered or credited to the account of the Company multiplied by the sales price.

Items (a) to (c) have been fully paid and satisfied by Allied Mining. The only outstanding payments the subject of the deed are items (d) and (e).

In respect of the royalty, the value of the gold shall be determined by reference to the Perth Mint price for gold purchase prevailing on the date of production of the relevant quantities of gold. Royalty payments must be made to Plutonic within 45 days of the end of each reporting period, being every period ending on 31 March, 30 June, 30 September and 31 December.

The Company has entered into a deed of covenant with Allied Mining covenanting to be bound by and to perform and observe the obligations of Allied Mining under the Red Dam Deed. Accordingly, the Company is responsible for the payment of the royalty and the "net smelter return" to Plutonic.

10.5.3 Bateman Deed of Assignment

On 17 July 2003, the Company entered into a deed of assignment with Allied Mining and Bateman, whereby Allied Mining agreed to assign and the Company agreed to take an assignment of all of Allied Mining's rights, obligations and interest in the Bateman MOU (described in section 10.5.4 below).

The deed of assignment was conditional upon the Acquisition Agreement becoming unconditional. This condition has been satisfied.

The Company agreed to indemnify Allied Mining in respect of any claim against Allied Mining to the extent that that claim arises from any breach of the Bateman MOU by the Company.

10.5.4 Bateman MOU

On 9 January 2003, Allied Mining and Bateman entered into a memorandum of understanding, whereby Allied Mining agreed to arrange for the Patent Companies to issue 50% of their current issued capital to Bateman in consideration of Bateman paying Allied Mining $10,000.

Furthermore, Bateman was granted an exclusive licence to construct the Plant in consideration for Bateman paying the Patent Companies a royalty fee of 1% of the total construction cost of each plant.

Allied Mining has indemnified Bateman against any claims, cost or expense arising from any litigation arising within 12 months of the date of the agreement.

10.5.5 Loan Agreement with Mineral Commodities Limited

On 7 August 2003, the Company entered into an agreement with MRC whereby MRC agreed to advance $200,000 to the Company for working capital. The facility has been fully drawn. The loan bears interest at 9% compounded monthly in arrears. The loan has no fixed term and is repayable on demand. However, the Company may elect at its sole discretion to repay the loan by the issue of shares at an issue price of $0.10 each.

10.5.6 Services Agreement

The Company has entered into a services agreement to procure accounting, clerical, secretarial and full serviced office accommodation from MRC for a term of 2 years. A fixed monthly fee of $11,000 is payable for the services to be provided.

10.5.7 Underwriting Agreement

The Company has entered into an Underwriting Agreement with MRC whereby, subject to the terms and conditions of the agreement, MRC has agreed to underwrite $900,000 of Shares being offered as part of this Offer. Accordingly, should the Company receive applications for Shares to the value of $900,000, MRC will subscribe for $900,000 of Shares in order for the Company to reach the minimum subscription of $1,800,000. MRC is to receive an underwriting fee of 1.5% of the total funds subscribed. A further 3.5% of the amount underwritten will be payable should MRC be required to subscribe for Shares pursuant to the Underwriting Agreement. Should the Underwriter be required to fulfil its obligations under the Underwriting Agreement, its shareholding in the Company may increase above 20% to 23.18%, assuming it subscribes for the full 4,500,000 Shares pursuant to the Underwriting Agreement.

Principal terms and conditions of the Underwriting Agreement are as follows (terms used in this summary have the meaning given to those terms in the Underwriting Agreement):

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Additional Information

(a) the Underwriting Agreement is conditional upon the Company receiving and accepting applications pursuant to this Prospectus for a minimum of 4,500,000 Shares from the public;

(b) the Underwriter may, by giving written notice to the Company at any time prior to the issue of the Shares, terminate its obligations under the Agreement if:

(i) Prospectus: any of the following occurs in relation to the Prospectus:

(A) the Underwriter reasonably forms the view that there is a material omission, it contains a material statement which is misleading or deceptive, or a material statement has become misleading or deceptive;

(B) the Underwriter reasonably forms the view that any projection or forecast in the Prospectus becomes, to a material extent, incapable of being met or unlikely to be met in the projected time;

(C) the ASIC gives notice of intention to hold a hearing under Section 739(2) of the Corporations Act or makes an interim order under Section 739(3) of the Corporations Act; or

(D) any person other than the Underwriter who consented to being named in the Prospectus withdraws that consent;

(ii) Supplementary Prospectus: the Underwriter reasonably forms the view that a supplementary or replacement document (as appropriate) must be lodged with the ASIC under Section 719 or Section 724 of the Corporations Act and the Company does not lodge a supplementary or replacement document (as the case may be) in the form and content and within the time reasonably required by the Underwriter;

(iii) ASX listing: ASX does not give approval for the Underwritten Shares to be listed for official quotation, or if approval is granted, the approval is subsequently withdrawn, qualified or withheld;

(iv) Index change: the S&P ASX 200 Index as determined at close of trading falls to a level that is 90% or less of the level at the close of trading on the date of this Agreement;

(v) indictable offence: a director of the Company or any related corporation is charged with an indictable offence;

(vi) return of capital or financial assistance: the Company or a Related Corporation takes any steps to undertake a proposal contemplated under Section 257A or passes or takes any steps to pass a resolution under Section 260B of the Corporations Act, without the prior written consent of the Underwriter;

(vii) banking facilities: the Company's bankers not terminating or issuing any demand or penalty notice or amending the terms of any existing facility or claiming repayment or accelerated repayment of any facility or requiring additional security for any existing facility;

(viii) change in laws: any of the following occurs: (A) the introduction of legislation into the Parliament of the Commonwealth of Australia or of any State or Territory of Australia; or

(B) the public announcement of prospective legislation or policy by the Federal Government, or the Government of any State or Territory; or

(C) the adoption by the ASIC, its delegates, ASX, the Reserve Bank of Australia or any other regulatory authority of any regulations or policy, which does or is likely to prohibit, restrict or regulate the principal business of the Company, the Offer or the operation of stock markets generally;

(ix) failure to comply: the Company or any Related Corporation fails to comply with any of the following:

(A) a provision of its constitution;

(B) any statute;

(C) a requirement, order or request, made by or on behalf of the ASIC or any Governmental Agency; or

(D) any material agreement entered into by it;

(x) alteration of capital structure or constitution: except as described in the Prospectus, the Company alters its capital structure or its constitution without the prior written consent of the Underwriter;

(xi) hostilities: there is an outbreak of hostilities or a material escalation of hostilities (whether or not war has been declared) after the date of this Agreement involving one or more of Australia, Philippines, Indonesia, Japan, Russia, the United Kingdom, the United States of America, or the Peoples Republic of China;

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(xii) extended Force Majeure: a Force Majeure, which prevents or delays an obligation under this Agreement, lasting in excess of 2 weeks occurs;

(xiii) default: the Company is in default of any of the terms and conditions of the Underwriting Agreement or breaches any warranty or covenant given or made by it under the Underwriting Agreement;

(xiv) adverse change: any adverse change occurs which materially impacts or is likely to impact the assets, operational or financial position of the Company or a Related Corporation (including but not limited to an administrator, receiver, receiver and manager, trustee or similar official being appointed over any of the assets or undertaking of the Company or a Related Corporation);

(xv) investigation: any person is appointed under any legislation in respect of companies to investigate the affairs of the Company or a Related Corporation;

(xvi) general meeting required: ASX or the ASIC or any other governmental agency requires the Company to, or stipulates that the Company should, convene a general meeting to consider any aspect of the issue of the Underwritten Shares, including, without limitation, the participation of the Underwriter;

(xvii) due diligence: there is a material omission from the results of the due diligence investigation performed in respect of the Offer or the results of the investigation or the verification material are false or misleading;

(xviii) Prescribed Occurrence: a Prescribed Occurrence occurs, other than as disclosed in the Prospectus;

(xix) Suspension of debt payments: the Company suspends payment of its debts generally;

(xx) Event of Insolvency: an Event of Insolvency occurs in respect of a Related Corporation; or

(xxi) Judgment against a Related Corporation: a judgment in an amount exceeding $50,000 is obtained against the Company or a Related Corporation and is not set aside or satisfied within 7 days; and

(c) the Company has agreed to indemnify and must keep indemnified the Underwriter, its Related Corporations and their respective directors, officers, employees, agents, representatives and advisers (Indemnified Parties) from and against any and all claims, actions, damages, losses, liabilities, costs, or expenses, including costs for legal advice on a solicitor-client basis, (Losses) which any Indemnified Party incurs or suffers in respect of or in any way relating to the Offer, the Prospectus or the Underwriting Agreement, including any Losses in connection with any investigation, enquiry or hearing by the ASIC, ASX, a government or any governmental agency.

10.6 Rights Attaching to Securities

10.6.1 Ordinary Shares

The following are the more important rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of Shares in the Company (at present there are none), at a general meeting every Shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each share held;

(b) each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any Shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares in proportion to the number of Shares held by the Shareholders irrespective of the amount paid up or credited as paid up in respect of such Shares;

(d) subject to the rights of holders of Shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all monies and property that are to be legally distributed among holders of Shares will be distributed so that, to the greatest extent possible, the amount distributed is in proportion to the Shares held by Shareholders respectively, irrespective of the amounts paid up or credited as paid up in respect of the Shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

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Additional Information

10.6.2 Options

(a) each Option entitles the holder to one (1) Share in the Company;

10.7 Restricted Securities

ASX has indicated that certain existing security holders may be required to enter into agreements which restrict dealings in Securities held by them. These agreements will be entered into in accordance with the Listing Rules.

10.8 Expenses of the Offer

It is estimated that approximately $225,000 will be payable by the Company in respect of broking, legal, accounting, experts' fees, printing and lodgement fees relating to this Prospectus.

10.9 Litigation

As at the date of this Prospectus, the Company is not involved in any legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

10.10 Electronic Prospectus

Pursuant to Class Order 00/044, the ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with the ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the relevant application forms. If you have not, please email the Company at info@alliedgold.com.au and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus or both. Alternatively, you may obtain a copy of the Prospectus from the Company's website at www.alliedgold.com.au.

The Company reserves the right not to accept an application form from a person if it has reason to believe that when that person was given access to the electronic application form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

10.11 Taxation

The acquisition and disposal of Shares in Allied Gold will have tax consequences, which will differ depending on the individual financial affairs of each investor. All potential investors in Allied Gold are urged to obtain independent financial advice about the consequences of acquiring Shares from a taxation viewpoint and generally. To the maximum extent permitted by law, Allied Gold, its officers and each of their respective

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Directors' Authorisation

advisors accept no liability and responsibility with respect to the taxation consequences of subscribing for Shares under this Prospectus.

10.12 Forecasts

Allied Gold is an exploration company with the intention to become a gold producer in the medium term. Given the speculative nature of exploration, mineral development and production, there are significant uncertainties associated with forecasting future revenue. On this basis, the Directors believe that reliable forecasts can not be prepared and accordingly have not included forecasts in this Prospectus.

11. DIRECTORS' AUTHORISATION

This Prospectus is issued by Allied Gold and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.

For and on behalf of Allied Gold Limited

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Section 12

Glossary

12. GLOSSARY

Where the following terms are used in this Prospectus they have the following meanings:

A$ or $ means an Australian dollar.

Acquisition Agreement means the agreement for sale of gold assets dated 16 June 2003 between Fortescue Metals Group Limited (formerly Allied Mining & Processing Limited), Advance R & D Pty Ltd, Aretrend Pty Ltd and the Company, the materials terms of which are set out in Section 10.5.1 of this Prospectus.

ASIC means Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Bateman means Bateman BV (registration number 34173011), a company incorporated according to the laws of the Netherlands.

Board means the board of Directors as constituted from time to time.

Business Day means a week day when trading banks are ordinarily open for business in Perth, Western Australia.

Company or Allied Gold means Allied Gold Limited (ACN 104 855 067).

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company at the date of this Prospectus.

Exposure Period means the period of 7 days after the date of lodgement of this Prospectus, which period may be extended by the ASIC by not more than 7 days pursuant to Section 727(3) of the Corporations Act.

Fortescue means Fortescue Metals Group Limited (ABN 52 002 594 872) previously Allied Mining & Processing Limited.

General Offer means the offer to Shareholders and investors to apply for Shares set out in Section 2.3 of this Prospectus.

General Offer Application Form means the general offer application form accompanying this Prospectus relating to the General Offer.

General Offer Closing Date means the closing date for receipt of application forms under this Prospectus, being 5pm (WST) on 21 November 2003 or an extended date set by the Board.

Gold Assets means the Tenements, the Plant and 100% of the issued capital of the Patent Companies. Listing Rules means the official listing rules of ASX.

MRC means Mineral Commodities Limited (ABN 39 008 478 653).

Offer means the offer of Shares and Options pursuant to this Prospectus as outlined in Section 2.

Official List means the Official List of ASX.

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Glossary

Official Quotation means official quotation by ASX in accordance with the Listing Rules.

Option means an option to subscribe for a Share subject to the terms and conditions set out in Section 10.6.2 of this Prospectus.

Patent Companies means Advance R & D Pty Ltd (ABN 19 072 942 360) and Aretrend Pty Ltd (ABN 68 072 861 191).

Plant means the Mobile Mineral Processing and Evaluation Unit that was designed by K.C. Dodd & Associates and built for Fortescue in 1997.

Priority Offer means the offer of 5,000,000 Shares, together with one (1) free attaching Option per Share allotted and issued, to existing Shareholders of the Company and shareholders of MRC on the Record Date, on the terms set out in Section 2.3 of this Prospectus.

Priority Offer Application Form means the blue priority offer application form accompanying this Prospectus relating to the Priority Offer.

Priority Offer Closing Date means the closing date for receipt of Priority Offer Application Form under this Prospectus, being 5pm (WST) on 12 November 2003 or an extended date set by the Board.

Prospectus means this prospectus.

Record Date means the record date for determining entitlements to participate in the Round Up Offer and the Priority Offer, being 5pm (WST) on 29 October 2003.

Round Up Offer means the offer of Shares (and free attaching Options) to those Shareholders holding less than a marketable parcel at the Record Date and otherwise on the terms set out in Section 2.2 of this Prospectus.

Round Up Offer Application Form means the green round up offer application form accompanying this Prospectus relating to the Round Up Offer.

Round Up Offer Closing Date means the closing date for receipt of Entitlement and Acceptance Forms under this Prospectus, being 5pm (WST) on 12 November 2003 or an extended date set by the Board.

Securities means Shares and Options.

Share Registry means Computershare Investor Services Pty Ltd (ABN 48 078 279 277).

Shareholder means a holder of Shares.

Tenements means P16/1577, P16/1578, P16/2078 and M16/344.

Underwriter means MRC.

Underwriting Agreement means the underwriting agreement between the Company and the Underwriter on the terms set out in Section 10.5.7 of this Prospectus.

WST means Western Standard Time, Perth, Western Australia.

Allied Gold Limited

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Allied Gold Limited

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Allied Gold Limited

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Allied Gold Limited

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Allied Gold Limited
ABN 86 104 855 067

Directors	Mark Victor Caruso Gregory Hugh Steemson David Andrew Lymburn
Company Secretary	David Andrew Lymburn
Australian Business Number	86 104 855 067
Registered and Principal Office	Unit 15 Level 1 51 - 53 Kewdale Road WELSHPOOL WA 6106
Telephone	(08) 9353 3638
Facsimile	(08) 9353 4894
E-mail	info@alliedgold.com.au
Website	www.alliedgold.com.au

BDO
Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

21 June 2004

Compilation Report

To the Members of Allied Gold Limited

We have read the accompanying unaudited pro forma consolidated balance sheet of Allied Gold Limited ("Allied") as at 31 March 2004 and unaudited pro forma consolidated statements of earnings for the nine months ended 31 March 2004 and for the year ended 30 June 2003, and have performed the following procedures:

1. Compared and agreed the figures in columns captioned Allied Gold to the unaudited US GAAP adjusted consolidated statements of the company as at 31 March 2004 and for the nine months then ended and the audited AUS GAAP consolidated income statement, with unaudited US GAAP adjustments, for the company for the period ended 30 June 2003 respectively.

2. Compared and agreed the figures in column captioned Nord Pacific to the combined unaudited consolidated statements of the company as at 31 March 2004 and for the nine months then ended and the combined unaudited consolidated income statements for the year ended 30 June 2003.

3. Enquired with Allied company officials who have responsibility for the financial accounting matters about:

   - the basis for determination of the pro forma adjustments.

   The officials:

   - described to us the basis for determination of the pro forma adjustments.

4. Read the notes to the pro forma consolidated statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate amounts of the columns captioned Allied Gold and Nord Pacific as at 31 March 2004 and the nine months then ended and determine the amounts in the column captioned unaudited proforma consolidated March 31 2004 is arithmetically correct.

6. Recalculated the application of the pro forma adjustments to the aggregate amounts of the columns captioned Allied Gold and Nord Pacific for the year end 30 June 2003 and found the column captioned unaudited proforma consolidated June 30 2003 is arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

BDO
Chartered Accountants

B. McVey

Perth, Western Australia
Dated:

F:\D\AUDIT\Clients\Current Clients\0 - 01000\00211\Compilation Report June 2004.doc

BDO is a national association of separate partnerships and entities.

Advisers to growing businesses

ALLIED GOLD LTD
ACN 104 855 067
ABN 86 104 855 067

This Schedule H to the Joint Information Circular for the Arrangement involving Allied Gold Limited ("Allied Gold") and Nord Pacific Limited ("Nord Pacific") has been prepared by management of Allied Gold Limited. Its purpose is to illustrate the effect of combining the financial statements of Allied Gold and Nord Pacific which will be the result if the Arrangement is implemented. The pro forma financial statements are based on source financial statements which themselves have not been audited. Accordingly the Board and management of Allied Gold do not express any opinion on the results or state of affairs presented by the consolidated financial statements.

Included in this Schedule H is;

- A pro forma consolidated balance sheet of Allied Gold and Nord Pacific as at March 31, 2004. This treats the Arrangement as if it were implemented at March 31, 2004 and it also treats certain other related and material transactions that have occurred, or will occur subsequent to March 31, 2004 and before the date of implementing the Arrangement, as if they occurred at or prior to March 31, 2004. An explanation of each of the adjustments made in compiling the pro forma consolidated balance sheet is given below.

- A pro forma consolidated income statement of Allied Gold and Nord Pacific for the nine months ended March 31, 2004. This consolidated income statement treats Allied Gold and Nord Pacific as of they were combined throughout the nine month period. There were no adjustments made in combining the income statements.

- A pro forma consolidated income statement of Allied Gold and Nord Pacific for the year ended June 30, 2003. This consolidated income statement treats Allied Gold and Nord Pacific as of they were combined throughout the year, bearing in mind that Allied Gold was only incorporated on May 26, 2003. There were no adjustments made in combining the income statements.

The pro forma consolidated balance sheet and the two pro forma consolidated income statements have been prepared under US GAAP and are presented in US$ unless other wise stated.

In preparing the pro forma financial statements management of Allied Gold has extracted information from;

- The unaudited financial statements of Allied Gold for the nine months ended March 31, 2004 which include the audited financial statements for the period from incorporation on May 26, 2003 until June 30, 2003 as the comparative period, prepared in Australian GAAP and reconciled to unaudited US GAAP (included in Schedule J to the Joint Information Circular). The exchange rate used to convert these AUS$ financial statements to US$ is AUS$1.00 to US$0.7537.

- The unaudited balance sheet of Nord Pacific as at March 31, 2004 and the unaudited income statement of Nord Pacific for the 3 month period ended March 31, 2004 as filed with the SEC as part of the 10-QSB for that interim period, and the unaudited income statement of Nord Pacific for the 6 months ended December 31, 2003. The unaudited income statement of Nord Pacific for the 6 months ended December 31, 2003 was prepared by subtracting the unaudited income statement of Nord Pacific for the 6 months ended June 30, 2003 from the audited income statement for the year ended December 31, 2003.

- The unaudited income statement of Nord Pacific for the year ended June 30, 2003 which was prepared by combing the unaudited income statement for the six months ended June 30, 2003 with the unaudited income statement for the six months ended December 31, 2002.

The Nord Pacific unaudited income statements for all periods were provided by Nord Pacific management.

The pro forma consolidated balance sheet and pro forma consolidated income statements should be read in conjunction with the financial statements of Allied Gold included in Schedule J and the financial statements of Nord Pacific included in Schedule I.

Adjustments made in compiling the pro forma consolidated balance sheet as at 31 March 2004 ("the pro forma balance sheet")

1. Subscription by Allied Gold to Series B Convertible Note for US$275,922

On April 21, 2004 Allied Gold subscribed US$275,922 to a Series B Convertible Note. This was comprised of US$52,586 in legal fees related to the Arrangement expended as of March 31, 2004 and US$223,336 in other funding provided to Nord subsequent to March 31, 2004.

The pro forma balance sheet assumes the advance of the entire amount of this Series B Convertible Note for US$275,922 occurred prior to March 31, 2004.

2. Conversion of convertible notes to equity

On May 5, 2004 Allied Gold converted a Series A Note of US$72,353 at a conversion rate of US$0.05 per share and a Series B Note of US$199,870 at a conversion rate of US0.10 per share into an aggregate of 3,445,760 shares in Nord.

On May 11, 2004 Allied Gold converted US$243,495 out of the Series B Note of US$275,922 at a conversion rate of US$0.10 per share into 2,434,950 shares in Nord.

The pro forma balance sheet assumes these conversions occurred as at March 31, 2004.

3. Allied Gold placement

In June 2004 Allied Gold conducted a private placement of 4,275,000 shares at AUS$0.20 per share to raise AUS$855,000 (US$644,414). Full terms of this placement are disclosed elsewhere in this Joint Circular.

The pro forma balance sheet assumes this placement occurred at March 31, 2004.

4. Issue of stock based compensation to Mr Pierce Carson, former CEO of Nord Pacific Limited

Nord has a contractual obligation to issue 1,431,482 shares to Mr Pierce Carson (a former Chief Executive Officer of Nord) upon a change in control of Nord, which will occur with completion of the Arrangement. The cost of this issue represents a stock based compensation expense and the pro forma balance sheet assumes this occurs prior to March 31, 2004.

5. Issue of Allied Gold shares to Nord shareholders

Pursuant to the Arrangement Agreement Allied Gold will issue one Allied Gold share in exchange for each Nord share on issue that Allied Gold does not already own. Nord has 37,172,344 shares on issue at June 14, 2004 of which Allied Gold owns 16,433,650. Allied Gold will therefore issue up to 20,738,694 shares to existing Nord shareholders and a further 1,431,482 to Mr Pierce Carson; a total of 22,170,176 new Allied Gold shares.

The pro forma balance sheet assumes this issue of Allied Gold shares to Nord shareholders, including Mr Carson, and the resultant acquisition of 100% of the issued shares of Nord occurs at March 31, 2004.

6. Issue of Allied Gold shares to extinguish Nord Resources Corporation debt

Pursuant to the Arrangement Agreement Allied Gold will issue 1,400,000 shares to Nord Resources Corporation to extinguish a debt of AUS$280,000 (US$209,860) owed by Nord to Nord Resources Corporation. The value of this repayment is AUS$280,000 based on AUS$0.20 per Allied Gold share issued. This issue of shares will occur after approval of the Arrangement by Nord shareholders and after the Final Order is granted by the New Brunswick court.

The pro forma balance sheet assumes this issue of shares to extinguish the Nord Resources Corporation debt occurred as at March 31, 2004.

7. Estimated costs of completing the Arrangement

Subsequent to March 31, 2004 it is estimated that Allied Gold will incur US$444,000 directly related to completion of the Arrangement. This amount is treated as a deduction from the issued share capital, being a cost of issuing equity instruments.

Pro forma consolidating balance sheet of Allied Gold Limited and Nord Pacific Limited as at March 31, 2004 prepared under US GAAP

The following balance sheet schedule presents the combination of Allied Gold and Nord Pacific as if the Arrangement, and certain other related transactions (numbered 1 to 7 above) had occurred at March 31, 2004.

	Notes	Unaudited Allied Gold March 31, 2004 AUS$'000	Unaudited Allied Gold March 31, 2004 US$'000	Unaudited Nord Pacific March 31, 2004 US$'000	Pro forma and consolidating adjustments US$'000	Unaudited Pro forma consolidated March 31, 2004 US$'000
CURRENT ASSETS						
Cash and cash equivalents	1	869	655	117	181	953
Accounts receivable						
Other including joint venture partner		-	-	35	-	35
Prepaid expenses		24	18	-	-	18
Other financial assets		24	18	-	-	18
TOTAL CURRENT ASSETS		917	691	152	181	1,024
Property, plant & equipment		1,743	1,314	136	-	1,450
Deferred exploration and development costs	2	632	476	980	5,161	6,617
Other financial assets	3	1,386	1,044	-	(1,044)	-
TOTAL NON CURRENT ASSETS		3,761	2,834	1,116	4,117	8,067
TOTAL ASSETS		4,678	3,525	1,268	4,298	9,091

Notes	Unaudited Allied Gold March 31, 2004 AUS$'000	Unaudited Allied Gold March 31, 2004 US$'000	Unaudited Nord Pacific March 31, 2004 US$'000	Pro forma and consolidating adjustments US$'000	Unaudited Pro forma consolidated March 31, 2004 US$'000
CURRENT LIABILITIES						
Accounts payable						
Trade		254	192	244	-	436
Affiliates		-	-	3	-	3
Accrued expenses		-	-	67	-	67
Provisions		2	1	-	-	1
TOTAL CURRENT LIABILITIES		256	193	314	-	507
LONG TERM LIABILITIES						
Long term debt		209	158	482	(482)	158
Retirement benefits		-	-	94	-	94
TOTAL LONG TERM LIABILITIES	4	209	158	576	(482)	252
TOTAL LIABILITIES		465	351	890	(482)	759
MINORITY INTEREST		-	-	1,406	-	1,406
SHAREHOLDERS' EQUITY						
Common shares on issue	5	5,483	4,132	48,005	(44,253)	7,884
Accumulated deficit		(1,270)	(958)	(49,702)	49,702	(957)
Foreign currency translation reserve		-	-	669	(669)	-
TOTAL SHAREHOLDER'S EQUITY / (DEFICIT)		4,213	3,174	(1,028)	4,780	6,927
TOTAL LIABILITIES and SHAREHOLDERS' EQUITY		4,678	3,525	1,268	4,298	9,092

Notes to the pro forma consolidated balance sheet as at March 31, 2004.

1. Cash and cash equivalents

	Unaudited Pro forma consolidated March 31, 2004 US$'000
Allied Gold cash on hand at March 31, 2004	655
Nord Pacific cash on hand at March 31, 2004	117
Subscription to remainder of Series B Con. Note by Allied Gold	(223)
Cash received by Nord upon subscription to Series B Con Note	204
Allied Gold share placement	644
Costs of completing the Arrangement and issuing equity instruments (shares)	(444)
Pro forma cash and cash equivalents at March 31, 2004	953

Notes to the pro forma consolidated balance sheet as at March 31, 2004.

2. Deferred exploration and development costs

	Unaudited Pro forma consolidated March 31, 2004 US$'000
Allied Gold deferred exploration expenditure March 31, 2004	476
Nord Pacific deferred exploration expenditure March 31, 2004	980
Recognition of fair value of investment in Simberi project upon the acquisition of Nord Pacific by Allied Gold	5,161
Pro forma deferred exploration and development costs at March 31, 2004	6,617

3. Other financial assets

Allied Gold investment in Nord Pacific at cost, March 31, 2004		1,044
Subscription to Series B Note		223
Issue of Allied Gold shares to Nord shareholders		3,342
	sub total	4,609
Elimination of investment in subsidiary upon consolidation		(4,609)
		-

4. Long term debt

Allied Gold long term debt at March 31, 2004	158
Nord long term debt at March 31, 2004	
Convertible Notes issued	272
Nord Resources Corporation debt	210
Nord retirement benefits at March 31, 2004	94
Issue of Series B Note to Allied Gold	276
Conversion of Convertible Notes to equity	(516)
Issue of Allied Gold shares to repay Nord Resources Corporation debt	(210)
Elimination of outstanding Convertible Note on consolidation	(32)
Pro forma long term liabilities at March 31, 2004	252

5. Shareholders' equity – common shares on issue

Allied Gold issued shares at March 31, 2004	4,132
Nord issued shares at March 31, 2004	48,005
Conversion of Nord Convertible Notes to equity	516
Allied Gold share placement	644
Issue of Nord stock based compensation to former Nord CEO	216
Issue of Allied shares to Nord shareholders pursuant to Arrangement	3,342
Issue of Allied Gold shares to repay Nord Resources Corporation debt	210
Costs of Allied share issues pursuant to the Arrangement	(444)
Elimination of Nord issued shares on consolidation	(48,737)
Pro forma issued equity of Allied Gold at March 31, 2004	7,884

Pro forma consolidating Income Statement of Allied Gold Limited and Nord Pacific Limited for the nine months ended March 31, 2004 prepared under US GAAP

The following table illustrates the combination of Allied Gold and Nord Pacific as if Allied Gold had owned 100% of Nord Pacific throughout the nine months ended March 31, 2004.

	Unaudited Allied Gold nine months to March 31, 2004 AUS$'000	Unaudited Allied Gold nine months to March 31, 2004 US$'000	Unaudited Nord Pacific nine months to March 31, 2004 US$'000	Pro forma and consolidating adjustments nine months to March 31, 2004 US$'000	Unaudited Pro forma consolidated nine months to March 31, 2004 US$'000
SALES	-	-	-	-	-
COSTS and EXPENSES					
Costs of exploration	38	28	183	-	211
General and administrative	1,249	942	1,435	-	2,377
TOTAL COSTS AND EXPENSES	1,287	970	1,618	-	2,588
OPERATING LOSS	(1,287)	(970)	(1,618)	-	(2,588)
OTHER INCOME (EXPENSE)					
Interest and other income (expense)	28	21	-	-	21
Interest expense	(12)	(9)	(4)	-	(13)
Foreign currency translation (loss)	-	-	(126)	-	(126)
TOTAL OTHER INCOME (EXPENSE)	16	12	(130)	-	(118)
MINORITY INTEREST IN OPERATIONS	-	-	233	-	233
(LOSS) BEFORE INCOME TAXES	(1,271)	(958)	(1,515)	-	(2,473)
INCOME TAXES	-	-	-	-	-
NET (LOSS)	(1,271)	(958)	(1,515)	-	(2,473)

Pro forma consolidating Income Statement of Allied Gold Limited and Nord Pacific Limited for the year ended June 30, 2003 prepared under US GAAP

The following table illustrates the combination of Allied Gold and Nord Pacific as if Allied Gold had owned 100% of Nord Pacific throughout the year ended June 30, 2003.

	Audited Allied Gold year ended June 30, 2003 AUS$'000	Audited Allied Gold Year ended June 30, 2003 US$'000	Unaudited Nord Pacific year ended June 30, 2003 US$'000	Pro forma and consolidating adjustments year ended June 30, 2003 US$'000	Unaudited Pro forma consolidated year ended June 30, 2003 US$'000
SALES	-	-	59	-	59
COSTS and EXPENSES					
Costs of sales	-	-	(38)	-	(38)
Costs of exploration	-	-	123	-	123
General and administrative	-	-	1,170	-	1,170
TOTAL COSTS AND EXPENSES	-	-	1,255	-	1,255
OPERATING LOSS	-	-	(1,196)	-	(1,196)
OTHER INCOME (EXPENSE)					
Interest and other income (expense)	-	-	(5)	-	(5)
Interest expense	-	-	(4)	-	(4)
Foreign currency translation gain (loss)	-	-	23	-	23
TOTAL OTHER INCOME (EXPENSE)	-	-	14	-	14
MINORITY INTEREST IN OPERATIONS	-	-	73	-	73
(LOSS) BEFORE INCOME TAXES	-	-	(1,109)	-	(1,109)
INCOME TAXES	-	-	1	-	1
NET (LOSS) from continuing operations	-	-	(1,108)	-	(1,108)
Discontinued operations	-	-	89	-	89
NET (LOSS)	-	-	(1,019)	-	(1,019)

NORD PACIFIC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003
AND DECEMBER 31, 2002

(Expressed in United States dollars)

Auditors' Report	Page 1
Consolidated Balance Sheet	2
Consolidated Statement of Loss and Deficit	3
Consolidated Statement of Cash Flows	4
Notes to the Consolidated Financial Statements	5 to 16

Clarke Henning LLP

Clarke
Henning
LLP
Chartered Accountants

10 Bay Street, Suite 801
Toronto, Ontario
Canada M5J 2R8
Tel: (416) 364-4421
Fax: (416) 367-8032
www.ch@clarkehenning.com

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
NORD PACIFIC LIMITED

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"CLARKE HENNING LLP"
CHARTERED ACCOUNTANTS

Toronto, Ontario
June 29, 2004

1

NORD PACIFIC LIMITED
(Incorporated under the laws of New Brunswick)

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars)

		2003		2002
ASSETS				
Current assets				
Cash and cash equivalents	$	12	$	72
Accounts receivable		15		14
		27		86
Property, plant and equipment *(note 5)*		140		157
Deposits		28		22
Deferred exploration and development costs *(note 6)*		1,202		671
		1,397		936
LIABILITIES				
Current liabilities				
Accounts payable		482		116
Accrued expenses		147		59
		629		175
Long term debt *(note 7)*		235		-
Pension and vacation benefits *(note 12)*		93		561
		328		561
Minority interest		1,361		194
		2,318		930
SHAREHOLDERS' EQUITY (DEFICIT)				
Share capital *(note 9)*		47,478		46,968
Foreign currency translation		669		669
Deficit		(49,068)		(47,631)
		(921)		6
	$	1,397	$	936

Approved on behalf of the Board:

(Signed) Mark R. Welch, Director (Signed) Gregory H. Steemson, Director

Clarke Henning LLP 2

NORD PACIFIC LIMITED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars)

		2003		2002
Revenue	$	-	$	-
Expenses				
General and administrative		1,575		1,081
Operating loss		(1,575)		(1,081)
Other income (expenses)				
Interest and other income		3		14
Interest expense		(3)		(3)
Foreign currency transaction gain (loss)		(74)		189
		(74)		200
Loss before the following items		(1,649)		(881)
Share of loss attributable to minority interest in the Simberi Mining Joint Venture		212		-
Loss from continuing operations		(1,437)		(881)
Discontinued operations				
Loss on discontinued operations		-		(431)
Gain on sale of assets		-		16
Gain on sale of joint venture		-		181
		-		(234)
Net loss for the year		(1,437)		(1,115)
Deficit - at beginning of year		(47,631)		(46,516)
Deficit - at end of year	$	(49,068)	$	(47,631)
Per share amounts				
Loss from continuing operations	$	(0.07)	$	(0.05)
Discontinued operations				
Loss on discontinued operations		-		(0.03)
Gain on sale of assets and joint venture		-		0.01
Net loss per common share	$	(0.07)	$	(0.07)
Weighted average common shares outstanding		19,505,337		16,838,670

Clarke Henning LLP 3

NORD PACIFIC LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars)

		2003		2002
Cash flows from operating activities				
Cash paid to employees and suppliers	$	(1,130)	$	(1,317)
Interest paid		(3)		(5)
		(1,133)		(1,322)
Cash flows from financing activity				
Proceeds of long term debt		235		-
Cash flows from investing activities				
Purchase of property, plant and equipment		(9)		-
Proceeds of sale of property, plant and equipment		-		9
Deferred exploration and development costs		(531)		(44)
Proceeds from sale of Girilambone Joint Venture		-		656
Proceeds from sale of 25% interest in Simberi Mining Joint Venture		-		375
Investment in Simberi Mining Joint Venture		1,378		-
		838		996
Decrease in cash and cash equivalents during the year		(60)		(326)
Cash and cash equivalents - at beginning of year		72		398
Cash and cash equivalents - at end of year	$	12	$	72

Clarke Henning LLP 4

NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

1. NATURE OF OPERATIONS AND GOING CONCERN

Nord Pacific Limited and its subsidiaries (the "Company") are engaged in the exploration, development and exploitation of mineral resources in Australia, Papua New Guinea and North America. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Significant expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as deferred exploration and development costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The continued operations of the Company and the recoverability of the amounts shown as deferred exploration and development costs is dependent upon (i) the discovery of economically recoverable reserves, (ii) the ability of the Company to obtain financing to maintain its property interests and complete development of the projects and (iii) future profitable production or proceeds from the sale of its property interests.

The Company has incurred net losses of $1,437 and $1,115 for the years ended December 31, 2003 and 2002 respectively. The Company has a working capital deficit of $602 and requires additional funds to met its obligations and maintain its operations. The Company intends to obtain this financing by completing the Arrangement Agreement with Allied Gold Limited ("Allied Gold") (see note 17). The Company believes that it must complete the Arrangement Agreement with Allied Gold or, in the alternative, sell all or part of its assets or obtain alternative external financing in order to continue operations and to explore and develop the Simberi Mining Joint Venture gold project in Papua New Guinea.

These financial statements have been prepared on the basis that the Company continues as a going concern and do not include the adjustments that would be necessary should the Company be unable to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in United States dollars (as the predominant currency used world-wide for investment in mineral exploration and transactions in mineral properties) using accounting principles generally accepted in Canada. (The Company has also separately prepared consolidated financial statements using accounting principles generally accepted in the United States.)

Clarke Henning LLP 5

NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and, at December 31, 2003, its 75% interest in the Simberi Mining Joint Venture ("SMJV") property in Papua New Guinea. The Company's interest in this joint venture is accounted for using proportionate consolidation. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Deferred Costs Associated with Ore Under Leach

Costs incurred at the Company's Girilambone properties with respect to ore under leach were deferred and amortized using the units of production method over the remaining estimated reserves. The Company continually evaluated and refined estimates used to determine the amortization and carrying amount of deferred costs associated with ore under leach based upon actual copper recoveries and mine operating plans.

Property, Plant and Equipment

Mineral Properties Exploration and Development Costs

Exploration and development costs relating to mineral properties are deferred in the accounts and recorded at cost (not in excess of anticipated future recoverable value) until (i) the property is brought into production, at which time they will be amortized on the unit of production basis or (ii) the property is abandoned or sold or management determines that the property is not economically viable, at which time the deferred costs are written off.

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt Issuance Costs

Asset Retirement Obligations

Asset retirement obligations (including remediation obligations arising from mineral exploration and exploitation activities) are recorded in the accounts when a reasonable estimate of the fair value of such obligations can be made. The asset retirement cost, when recorded, is amortized to expense over the asset's useful life.

Pension Plan

The Company provides a defined contribution pension plan to qualified employees. The cost of pension benefits for defined contributions are charged to operations as contributions become due.

Income taxes

Current taxes are recognized for the estimated income taxes payable for the year. Future tax assets and liabilities are recognized for temporary timing differences between the tax and accounting bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years that are more likely than not to be realized. Future taxes are measured using the tax rates and laws that will be in effect when the timing differences are expected to reverse or the losses to be realized.

Foreign Currency Translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities are translated at historical rates at the transaction date. Revenue and expenses are translated at the average rate during the year. Gains and losses on translation of foreign currencies are included in income.

The Company's Australian subsidiaries were accounted for as self-sustaining foreign operations during the period that the Girilambone copper properties were in production, resulting in a credit in shareholders' equity representing a cumulative translation adjustment. As the company's net investment in the Australian subsidiaries is still represented by Australian dollar assets, this credit has not been reduced.

Earnings (Loss) Per Common Share

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

3. GIRILAMBONE PROPERTIES

4. SIMBERI MINING JOINT VENTURE

On September 20, 2002 the Company granted PGM Ventures Corporation ("PGM") an option to acquire various interests in the Tabar Islands projects. PGM exercised its option or or about November 30, 2002 by paying the Company a total of $375 and entering into a mining joint venture and exploration joint venture with Nord Pacific (respectively the Simberi Mining Joint Venture and Tabar Exploration Joint Venture, collectively referred to as "SMJV").

Upon exercise of the option, PGM acquired a 25% interest in the Simberi Mining Joint Venture which includes Mining Lease No. 136 ("ML 136") and a 1% interest in the Tabar Exploration Joint Venture, which includes Exploration License No. 609 ("EL 609"). Since December 31, 2003, subject to confirmations of expenditures, PGM earned an additional 25% interest in the Simberi Mining Joint Venture by spending $1,500 in preproduction costs on or before May 29, 2004. The Company and PGM will be responsible for contributing their respective shares of equity required to complete project financing and other costs of the Simberi Mining Joint Venture. However, if the Company elects or is unable to contribute its share, its interest in the joint venture will be diluted in accordance with a formula specified in the joint venture agreement.

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

4. SIMBERI MINING JOINT VENTURE (continued)

		2003		2002
Current assets	$	**474**	$	-
Property, plant and equipment (net)		**136**		149
Deferred exploration and development costs (net)		**1,159**		627
		1,769		776
Current liabilities		**(150)**		-
Net assets	$	**1,619**	$	776

5. PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

		Cost		Accumulated Depreciation		Net Book Value 2003		2002
Land	$	**54**	$	**-**	$	**54**	$	54
Plant, mine and milling equipment		**113**		**30**		**83**		100
Furniture and equipment		**52**		**49**		**3**		3
		219		**79**		**140**		157

Depreciation expense for 2003 was $25 ($96 in 2002).

6. DEFERRED EXPLORATION AND DEVELOPMENT COSTS

Details of deferred exploration and development costs for Tabar Islands are as follows:

		2003		2002
Expenses incurred in 2002		**671**		671
2003		**531**		-
Balance - at end of year	$	**1,202**	$	671

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

6. DEFERRED EXPLORATION AND DEVELOPMENT COSTS (continued)

7. LONG TERM DEBT

Details of long term debt are as follows:

		2003		2002
Nord Resources Corp. ("Nord Resources") settlement agreement	$	210	$	-
Allied Gold Limited ("Allied Gold") credit facility agreement		25		-
	$	235	$	-

The amount due to Nord Resources arose from a settlement agreement dated December 20, 2003 to settle a lawsuit brought against the Company by Nord Resources. The loan is non-interest bearing and has no due date. Upon completion of the Arrangement Agreement with Allied Gold (see note 17), Nord Resources will exchange such indebtedness for 1,400,000 shares of Allied Gold at a rate of Australian $0.20 per share.

The amount due to Allied Gold represents the first advance under the Credit Facility Agreement, bears interest at LIBOR (London Inter-Bank Offered Rate) plus 2% and matures on December 31, 2005. The debt is convertible into shares of the Company, as described in note 17.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, amounts due to affiliates and long-term debt. It is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments.

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

8. FINANCIAL INSTRUMENTS (continued)

The fair value of these financial instruments, except for the long-term debt, corresponds to their carrying value due to their short-term maturity. The fair value of the long-term debt is not readily determinable due to the nature of the balances (as explained in note 8).

9. SHARE CAPITAL

Details of authorized and issued share capital are as follows:

	2003	*2002*
Authorized:		
Unlimited number of common shares		
Issued:		
20,838,670 common shares (16,838,670 shares in 2002)	**47,478**	46,968
	47,478	46,968

During the 2003 fiscal year the company issued 4,000,000 common shares as settlement for $510 in pension obligations. During the 2002 fiscal year the company issued 2,450,000 common shares as settlement for $171 in compensation.

During 2001 the Company agreed to issue 1,431,482 common shares to settle claims of a former officer and director under a settlement agreement. These shares are to be issued on or before February 5, 2005 (or earlier under certain conditions).

On April 30, 2004 the Company cancelled 100,000 common shares previously issued to a consultant on January 8, 2003 as incentive shares for past services. The shares were returned to the Company for cancellation at his request and at no charge.

10. SHARE OPTIONS AND TRANSACTIONS

(a) Stock Option Plans and Other Option Grants

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

10. SHARE OPTIONS AND TRANSACTIONS (continued)

The following table summarizes stock options outstanding at December 31, 2003:

Exercise Prices Per Share	*Options Outstanding*	*Weighted Average Contract Life*	*Options Exercisable*
$ 2.75	**102,000**	**4.2**	102,000
4.38	**56,000**	**0.3**	56,000
4.80	**12,000**	**-**	12,000
5.25	**50,000**	**3.4**	50,000
$ 2.41 - 5.69	**220,000**	**3.8**	220,000

Subsequent to December 31, 2003 approximately one-half of these options expired without being exercised.

(b) Stock Based Compensation

Between April 1, 2002 and June 4, 2002, as part of an overall restructuring of the Company's plan of operations, the company issued a total of 2.3 million restricted shares of common stock to employees and directors and 150,000 shares to consultants of the Company, all valued at $0.07 per share. Management believed that this action was essential to preserve its core group of key personnel and create a worthwhile incentive to enhance the likelihood of future success. The company recorded stock compensation expense of $171 in its 2002 financial statements, approximating the fair market value on the dates the stock was issued.

(c) Stock Issued in Exchange for Pension Benefits

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

11. INCOME TAXES

There are no material outstanding income tax liabilities. The potential tax benefit of any loss carryforwards available to the Company have not been recognized in the financial statements.

12. PENSION PLANS

At December 31, 2002 the Company had an unfunded non-contributory defined benefit program for Mr. Mark Welch, president and chief executive officer. This plan was terminated March 31, 2003 as outlined in note 10(c).

13. EMPLOYMENT AGREEMENT

In order to induce Allied Gold to enter into the arrangement and credit facility agreements, in December 2003 the Company entered into a new employment agreement with Mr. Mark R. Welch, its president and chief executive officer. The new agreement terminates a previously existing change of control and severance agreement, effectively reducing the Company's potential liabilities to Mr. Welch. The employment agreement terminates December 31, 2004 with possible earlier termination, including one month's written notice by the company or Mr. Welch. If the company terminates Mr. Welch's employment for any reason other than cause, he shall receive a separation package including his base salary for the remaining term of the agreement.

14. OPERATING LEASES

The Company leases its office space and certain equipment under operating leases. Certain of the leases contain renewal options and escalation clauses. The Company is committed to non-cancelable payments under these leases totalling $19 during 2004.

Rent expense for operating leases was $30 and $106 for the years ended December 31, 2003, and 2002 respectively.

15. ASSET RETIREMENT OBLIGATIONS

These financial statements do not include any provision for the remediation of certain sites in Papua New Guinea and elsewhere as no reasonable estimate of the asset retirement obligations can be made. At this time it is not known what, if any, remedial actions will be required and, in the case of sites not owned by the Company, the extent of the Company's probable liability in proportion to the liabilities of other parties.

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NORD PACIFIC LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

(In thousands of U.S. dollars, except per share data)

16. LEGAL MATTERS (continued)

17. FINANCING AGREEMENTS AND SUBSEQUENT EVENTS

December 20, 2003 the Company and Allied Gold entered into an Arrangement Agreement and a Credit Facility Agreement. Under the Arrangement Agreement the Company will, subject to shareholder and regulatory approval, become a subsidiary of Allied Gold with shareholders receiving shares of Allied Gold in exchange for their shares of the Company. Immediately prior to this time the Company will issue 1,431,482 common share to a former officer and director (referred to in note 9) and immediately following the share exchange Nord Resources will exchange its debt of Australian $280,000 for 1,400,000 shares of Allied Gold (referred to in note 7).

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NORD PACIFIC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002
(In thousands of U.S. dollars, except per share data)

17. FINANCING AGREEMENTS AND SUBSEQUENT EVENTS (continued)

Up to June 29, 2004 Allied Gold has loaned the Company over $1,100 pursuant to the Credit Facility Agreement (of which $25 had been advanced in December 2003) and has exercised its right to exchange $1,043 of this debt for 16,433,650 fully paid common shares of the Company representing 44.2% of the Company's outstanding common stock. At the time of the first conversion Mr. John B. Roberts voluntarily stepped down as Chairman of Nord Pacific and, in line with the Plan of Arrangement with Allied Gold, was replaced as Chairman by Mr. Gregory H. Steemson, formerly Managing Director of Allied Gold.

The effect of the material differences between generally accepted accounting principles (GAAP) in Canada and the United States on the Company's net income and shareholders' equity is summarized as follows:

		2003		2002
Net loss for the year under Canadian GAAP		**(1,437)**		(1,115)
Adjust for exploration costs deferred under Canadian GAAP but expensed under United States GAAP		**(211)**		(44)
Net loss for the year under United States GAAP	$	**(1,648)**	$	(1,159)
Net loss per common share under United States GAAP	$	**(0.08)**	$	(0.07)
Shareholders' equity (deficit) under Canadian GAAP	$	**(921)**	$	6
Cumulative deferred exploration costs		**(255)**		(44)
Shareholders' deficit under United States GAAP	$	**(1,176)**	$	(38)

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NORD PACIFIC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

QUARTERS ENDED MARCH 31, 2004
AND MARCH 31, 2003

(Expressed in United States dollars)

Consolidated Balance Sheet	Page 2
Consolidated Statement of Loss and Deficit	3
Consolidated Statement of Cash Flows	4
Notes to the Consolidated Financial Statements	5

NORD PACIFIC LIMITED

(Incorporated under the laws of New Brunswick)

CONSOLIDATED BALANCE SHEET
Canadian GAAP

AS OF MARCH 31, 2004 AND MARCH 31, 2003

(In thousands of U.S. Dollars)

ASSETS		March 31, 2004		March 31, 2003
Current assets:				
Cash and cash equivalents	$	117	$	90
Accounts receivable:		35		11
Prepaid expenses		—		6
Total current assets		152		107
Property, plant and equipment at cost less accumulated		136		155
Deferred exploration and development costs		1,255		679
Deposits		32		24
Other assets		—		—
	$	1,575	$	965
LIABILITIES				
Current liabilities:				
Accounts payable:	$	247	$	85
Accrued expenses		67		83
Current maturities of long-term debt		—		—
Payable on foreign currency contracts		—		—
Total current liabilities		314		168
Long-term liabilities:				
Long-term debt (*note B*)		482		—
Pension and vacation benefits		94		55
Other Long Term Liabilities		—		—
Total long-term liabilities		576		55
Minority Interest		1,431		436
Total Liabilities		2,321		659
SHAREHOLDER'S EQUITY (DEFICIT)				
Share capital		48,005		47,478
Foreign currency translation		669		669
Deficit		(49,420)		(47,841)
Total stockholders' equity (deficit)		(746)		306
	$	1,575	$	965

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NORD PACIFIC LIMITED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
Canadian GAAP

(In thousands of U.S. dollars, except share and per share amounts)

		Three Months Ended March 31,		
		2004		2003
Revenue	$	—	$	—
Expenses				
General and administrative		402		228
Operating earnings (loss)		(402)		(228)
Other income (expense)				
Interest and other income (expense), net		—		3
Interest expense		(2)		(1)
Foreign currency translation gain (loss)		(19)		(3)
Total other income (expense)		(21)		(1)
(Loss) before the following items		(423)		(229)
Share of loss attributable to minority interest in the Simberi Mining Joint Venture		68		19
Net (loss)		(355)		(210)
Deficit - at beginning of quarter		—		—
Deficit at end of quarter	$	(355)	$	(210)
Per share amounts:				
Net loss per common share	$	(0.01)	$	(0.01)
Weighted average common shares outstanding	$	26,405,056		16,883,114

Page 3

NORD PACIFIC LIMITED
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Canadian GAAP

Three months ended March 31, 2004

(In thousands of U.S. dollars)

		Three Months Ended March 31, 2004	2003
Operating activities:			
Net earnings (loss)	$	(355)	(210)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation		5	6
Provision (credit) for retirement benefits		1	—
Minority interest share of (loss)		(68)	(18)
Change in assets and liabilities:			
Accounts receivable		(21)	3
Other assets		(5)	(3)
Prepaid expenses		—	(6)
Accounts payable		(237)	(31)
Accrued expenses and other liabilities		(77)	28
Net cash provided by operating activities		(757)	(231)
Investing activities:			
Capital expenditures		—	(4)
Investment in Simberi Joint Venture by minority interest partner		113	260
Deferred exploration and development costs		(307)	(51)
Net cash provided in investing activities		(194)	205
Financing activities:			
Additions to debt		247	—
Issuance of common shares in exchange for debt		528	—
Net cash provided by (used on) financing activities		775	—
Effect of exchange rate changes on cash and cash equivalents		—	—
Increase (decrease) in cash and cash equivalents		(176)	(26)
Cash and cash equivalents – beginning of year		12	72
Cash and cash equivalents – end of year	$	(164)	46
Cash paid for interest	$	2	—

See accompanying notes to consolidated financial statements.

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NORD PACIFIC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTERS ENDED MARCH 31, 2004 AND MARCH 31, 2003
(In thousands of U.S. dollars, except per share data)

A. FINANCIAL STATEMENTS OF NORD PACIFIC LIMITED (the "Company")

These interim consolidated financial statements are unaudited. In the opinion of management, all adjustments, which consist of normal recurring accruals, necessary to present fairly the financial position and results of operations for the interim periods presented have been made. The results shown for the first quarter of 2004 are not necessarily indicative of the results that may be expected for the entire year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles accepted in Canada have been omitted. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

B. *LONG-TERM DEBT*

The effect of the material differences between generally accepted accounting principles (GAAP) in Canada and the United States on the Company's net income and shareholders' equity is summarized as follows:

		2004		*2003*
Net loss for the quarter under Canadian GAAP		(355)		(210)
Adjust for exploration costs deferred under Canadian GAAP but expenses under United States GAAP		(25)		1
Net loss for the quarter under United States GAAP	$	(380)	$	(209)
Net loss per common share under United States GAAP	$	(0.01)	$	(0.01)
Shareholders' equity (deficit) under Canadian GAAP	$	(746)	$	306
Cumulative deferred exploration costs		(282)		(44)
Shareholders' equity (deficit) under United States GAAP	$	(1,028)	$	262

Page 5

MANAGEMENT'S DISCUSSION AND ANALYSIS.

Plan of Operation and Liquidity

The following Plan of Operation should be read in connection with Nord Pacific's financial statements and notes hereto and the Joint Information Circular dated August 13, 2004. Information discussed herein includes forward-looking statements or opinions regarding future events or the future financial performance of Nord Pacific, and is subject to a number of risks and other factors which could cause the actual results to differ materially from those contained in forward looking statements. These risks include completion of the plan of arrangement with Allied Gold Limited ("Allied Gold"), Nord Pacific's dependence on external financing because it has no revenues, risks inherent in new and existing mining operations, political risks of Papua New Guinea, the effects of any substantial or extended decline in gold prices, the possibility of increased costs for the proposed Simberi Oxide Gold Project, currency fluctuations, and other risks, which are described in Item 3, Property, of Nord Pacific's Annual Report on Form 10-KSB for the year ended December 31, 2003 (the "Nord 10-KSB").

As of June 29, 2004, Nord Pacific had borrowed over $1,100,000 under the Credit Agreement with Allied Gold, Allied Gold had converted $1,043,000 of these borrowings into 16,433,650 fully paid common shares of Nord Pacific.

Nord Pacific's cash position decreased to $12,000 at December 31, 2003 from $72,000 at December 31, 2002 and increased to $117,000 at March 31, 2004. This increase is due to higher levels of borrowings under the Credit Agreement, part of which have been converted into common shares.

Cash used in operating activities was $757,000 for the first quarter of 2004 compared to $231,000 in the first quarter of 2003. The change in the current year was primarily the result of the increased expenditures at the Simberi Mining Joint Venture and from Nord Pacific's efforts to maintain corporate viability, reduce accrued liabilities, and complete the Arrangement with Allied Gold.

Nord Pacific's joint venture partner, PGM, has advised that it has infused cash into the SMJV of $1,378,000 as at December 31, 2003 and $1,500,000 as at March 31, 2004 on Simberi Project predevelopment activities, including corporate maintenance requirements, in order to earn a 50% interest in the Simberi Mining Lease, ML 136. This cash infusion supported the efforts to continue operations in PNG, Australia and the United States. PGM will earn an additional 25% of the SMJV when it contributes additional capital to complete funding of at least $1.5 million, which it appears to have done, subject to verification of costs and expenses submitted.

In April 2004, Nord Pacific conveyed its 20% carried interest in the Johnson Camp Mine (a copper mine near Dragoon, Arizona) and incurred additional debt of A$280,000(US$209,860) as part of a settlement with Nord Resources Corporation described Item 3, legal proceedings of the Nord 10-KSB. The settlement was signed in connection with the Arrangement with Allied Gold. This debt will be exchanged by Nord Resources for 1,400,000 shares of Allied Gold if the Arrangement is completed. Nord Pacific's carried interest in the mine did not have a value on Nord Pacific's balance sheet. Nord Pacific has no expected purchase or sale of any significant assets or any expected significant changes in the number of employees.

Results of Operations

Year ended December 31, 2003 compared to the year ended December 31, 2002

Deferred general exploration expenses were $671,000 in 2002 to $531,000 in 2003. This cost was the result of additional expenditures in the SMJV paid from capital contributions specifically designated to bring the exploration site up to local standards. Additional maintenance and upkeep was neglected when Nord Pacific had low cash reserves and these additional expenses were paid in 2003.

Three Months ended March 31, 2004 compared to March 31, 2003

Nord Pacific recorded a net loss of $355,000 for the quarter ended March 31, 2004 compared to a net loss of $210,000 for the quarter ended March 31, 2003. Of this loss in the first quarter of 2004, $243,000 was directly related to expenses incurred during 2003 to remain an operating entity. Additionally, general and administrative expenses increased for the quarter ended March 31, 2004 to $402,000 from $228,000 for the quarter ended March 31, 2003, resulting in the higher loss in the first quarter of 2004 compared to the same period in 2003. No revenue has been generated since the sale of the Girilambone copper mine joint venture in March 2002.

Deferred general exploration expenses in 2004 and 2003 included expenses from the Simberi Mining Joint Venture for camp provisions, contract labor, field supplies, fuel, maintenance, repairs, and medical expenses. Deferred general exploration expenses increased to $51,000 in the first quarter of 2004 compared to a credit from exploration costs of $2,000 in the first quarter of 2003. This increase was the result of additional expenditures in the Simberi Mining Joint Venture paid from capital contributions specifically designated to bring the exploration site up to local standards.

General and administrative (G & A) expenses in 2004 and 2003 included compensation of officers and employees, director's fees, legal fees, accounting fees, office rental, supplies, and other administrative and management costs. G & A increased for the quarter ended March 31, 2004 to $402,000 from $228,000 in the first quarter of 2003. This increase was primarily due to legal expenses of $137,000 in 2004 compared to $41,000 in 2003. Legal and accounting fees were incurred to defend litigation (regarding an attempt by PGM to become a party to a lawsuit in New Brunswick and challenge the proposed arrangement with Allied Gold), to file reports with the Securities and Exchange Commission including Nord Pacific's annual report for the year ended December 31, 2003, and to work on the completion of the Arrangement with Allied Gold Limited.

Salaries to employees and contract employees increased from $108,000 in the first quarter of 2003 to $132,000 in the first quarter of 2004. G&A expenses in the first quarters of 2004 and 2003 included the Simberi Mining Joint Venture's G&A expenses consolidated by Nord Pacific totaling $122,188 and $70,482, respectively.

In the first quarter of 2004, Nord Pacific consolidated the operations of SMJV based on a 50% interest in the joint venture. Nord Pacific's interest of 50% is based on PGM having a 50% interest in the joint venture, which is subject to an audit confirmation of expenditures made by PGM. PGM's claim of the 50% share of the operating loss of the joint venture is shown as minority interest in operations of $68,000 in the consolidated statement of operations and their minority interest in the joint venture is shown as minority interest of $1,431,000 on the consolidated balance sheet.

SCHEDULE "I"
FINANCIAL STATEMENTS OF ALLIED GOLD

I-1

ALLIED GOLD LTD

ABN 86 104 855 067

UNAUDITED INTERIM FINANCIAL REPORT

NINE MONTHS ENDED 31 MARCH 2004

ALLIED GOLD LTD

DIRECTORS' REPORT

The Directors present their report on the Consolidated Entity, consisting of Allied Gold Ltd (the "Company") and the entities it controlled at the end of or during the nine months ended 31 March 2004.
Throughout this financial report all figures are expressed as AUS$ unless otherwise stated.

DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso	appointed 26 May 2003
Mr Jeffrey J Moore	appointed 9 February 2004
Mr David A Lymburn	appointed 26 May 2003
Mr Gregory H Steemson	appointed 26 May 2003 resigned 9 February 2004

DIRECTORS' PARTICULARS

Mr Mark V Caruso - Chairman
Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited, Asset Backed Holdings Limited and Organic Resource Technology Limited.

Mr David A Lymburn – Director
Mr Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has served as Company Secretary and CFO of a number of small to medium sized public listed companies. He is also a director of Indcor Limited and is Company Secretary of Mineral Commodities Limited and Organic Resource Technology Limited.

PRINCIPAL ACTIVITIES

The principal activity of the Company is the exploration for and development of gold mining projects in Australia and overseas. There has been no change in this principal activity during the period under review.

RESULTS

The loss of the consolidated entity after income tax attributable to members of the parent entity was $550,199 (June 2003 period $nil).

REVIEW OF OPERATIONS

Highlights of the Company's operations for the period under review are as follows.

Red Dam
The Red Dam gold project is located near Coolgardie, Western Australia and is comprised of P16/1577 and P16/1578, and applications for M16/344 and P16/2078. The tenements cover a contiguous area of approximately 300ha. The project is located in a structural corridor containing current gold resources exceeding 5Moz. Deposits in this zone include Kundana, White Foil, Frogs Leg, the ABC Line, Mungari East and Carbine. The project was acquired from Fortescue Metals Group Limited in July 2003 for a consideration of $600,000 which was satisfied by the issue of 3,000,000 fully paid ordinary shares.
A programme of 2,600m of RC drilling was completed in April 2004 at the Petrus prospect.

Mobile Mineral Processing and Evaluation Unit ("MMPEU")
This modular gold treatment plant was designed and built for Fortescue Metals Group Limited in 1998. It is a complete modular treatment plant with equipment and circuits for; crushing (2 stage), grinding & classification, gravity metal recovery, leaching, adsorption, elution, carbon reactivation, bullion smelting

1

ALLIED GOLD LTD

and reagent mixing. In 2000 the front end of the plant was set up at the RAV 8 nickel deposit near Ravensthorpe, Western Australia for Tectonic Resources NL. The plant was acquired from Fortescue Metals Group Limited in July 2003 for a consideration of $1,900,000 which was satisfied by the issue of 9,500,000 fully paid ordinary shares. During the nine month period under review the plant has not been in operational use. Maintenance activity has been conducted.

In March 2004 Allied has entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian gold exploration company. By payment of the option fee of AUS$100,000 which was received by Allied in April 2004, Minera Colibri has secured an exclusive option to purchase the MMPEU for a consideration of AUS$5,000,000 less the option fee, at any time prior to 22 June 2004. The option period is extendable by mutual agreement by the payment of a further AUS$30,000 for each month extended. AUS$2,000,000 of the total consideration is payable in cash and the balance is payable by the issue of shares in the initial public offering of a company to be listed on either the London AIM or Toronto Stock Exchange. Allied will not be involved in the promotion of the Minera Colibri IPO or in the preparation or issue of its prospectus.

In specie distribution of shares to shareholders of Fortescue Metals Group Limited

As explained elsewhere in this report, the Red Dam gold project and the MMPEU modular gold treatment plant were acquired from Fortescue Metals Group Limited for a total consideration of 12,500,000 fully paid ordinary shares, each with a deemed value of $0.20. It was also a condition of the Sale and Purchase Agreement that Fortescue Metals Group Limited make an in specie distribution of the Allied Gold Limited shares received as consideration, to its shareholders. This in specie distribution of Allied Gold shares to the shareholders of Fortescue Metals Group Limited took place in August 2003. By this distribution a total of 12,486,386 (out of the 12,500,000 consideration shares) were distributed to the 949 Fortescue Metals Group Limited shareholders on record as of 25 July 2003.

IPO

On 8 December 2003 the Company was listed on the Australian Stock Exchange having successfully completed an initial public offering to raise $1,800,000 by the issue of 9,000 000 shares at $0.20 each, with a free attaching option exercisable at $0.20 on or before 30 June 2007. The initial public offering was undertaken pursuant to a prospectus dated 20 October 2003. The Company also raised $700,000 in seed capital during September and October 2003 by the issue of 7,000,000 shares at $0.10 each, with a free attaching option exercisable at $0.20 on or before 30 June 2007.

Plan of Arrangement to Merge with Nord Pacific Limited

By an Arrangement Agreement dated 20 December 2003 the Company has agreed to acquire 100% of Nord Pacific Limited ("Nord") by way of a Plan of Arrangement. Nord is registered in New Brunswick, Canada and has its head office in Albuquerque, New Mexico. Under the Plan of Arrangement Allied will offer one Allied share for each Nord share on issue. The Plan of Arrangement is subject to Nord shareholder approval, and is subject to approval by the Court of the Queens Bench New Brunswick. The issue of the new shares by Allied is subject to Allied Gold Ltd shareholder approval. The Nord shareholder meeting and the Allied shareholder meeting are expected to be held in July 2004.

The total number of shares expected to be issued to implement the Plan of Arrangement is 23,670,152.

The Company has also agreed to provide funding support to Nord Pacific Limited in the period during which the Plan of Arrangement is expected to be implemented (up until 30 June 2004) pursuant to a Credit Facility Agreement the principle terms of which are as follows.

- Allied will provide a Credit Facility of up to US$5.4 million (US$2.4 million committed and a further US$3 million at the option of Allied) by way of convertible notes. The notes will bear interest at LIBOR plus 2% and will mature on 31 December 2005.
- The first US$600,000 (series A) is convertible into Nord common shares at an issue price of US$0.05 per share and the next US$1,800,000 (series B) is convertible at an issue price of US$0.10 per share.
- If Allied elects to provide some or all of the further US$3.0 million in funding by way of convertible notes, these loans would be convertible into Nord common shares at issue prices of US$0.15, US$0.20 and US$0.25 per share for each successive US$1.0 million so advanced (series C, D and E respectively).

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ALLIED GOLD LTD

- The Credit Facility for US$2.4 million and the optional additional facility of US$3.0 million have an availability term that expires on the sooner of 30 June 2004 or the completion of the Plan of Arrangement, unless extended.
- Funding provided pursuant to the series B, C, D or E convertible notes will be applied by Nord to meet any cash calls under the Simberi Mining Joint Venture as well as funding the ongoing administration and corporate affairs of Nord.

Nord's principal asset is the Simberi Mining project comprising the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture. The Simberi Mining Joint Venture ("SMJV") and the Tabar Exploration Joint Venture ("TEJV") respectively hold a mining lease and exploration licence covering essentially all of the land area of the Tabar Islands, located in the New Ireland Archipelago in eastern Papua New Guinea. Under the terms of the SMJV, Nord and Toronto-listed company PGM Ventures Corporation each hold a 50% interest. PGM is entitled to earn a further 1% interest by arranging project finance for the development of the Simberi Oxide Gold Project. Nord holds a 99% interest in the TEJV, PGM has the right to earn up to a 50% interest by spending US$2.0m by 31 December 2006. Also under the terms of the joint venture agreement PGM is entitled to assign its interest to another entity. PGM has assigned its interest to a separate Canadian public listed company Simberi Gold Corporation Limited.

On 14 January 2004 the Company advanced to Nord the first Series A Convertible Note for US$527,647.

On 12 February 2004 the Company gave Nord notice of its conversion of the Series A Note into 10,552,940 fully paid common shares of Nord.

On 9 March 2004 the Company advanced a further US$272,223 to Nord by way of a Series A Convertible Note for US$72,353 and a Series B Convertible Note for US$199,870. On 5 May 2004 the Company gave Nord notice of its conversion of this Series A Note and Series B Note into an aggregate of 3,445,760 fully paid common shares of Nord.

On 21 April 2004 the Company subscribed US$275,922 for a further Series B Note. On 11 May 2004 the Company gave Nord notice of its conversion of US$243,495 of this Note into 2,434,950 fully paid common shares of Nord.

At the date of this report the Company is the owner of 16,433,650 common shares of Nord representing 44.1% of the issued capital. It also has a beneficial interest in a further 324,270 common shares represented by the residual US$32,427 of the 21 April Series B Note, converted at US$0.10 per share.

SUBSEQUENT EVENTS

Other than the matters discussed above or elsewhere in this interim financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

Dated at Perth this 21st day of June 2004.

Mark V. Caruso
Chairman

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ALLIED GOLD LTD

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE NINE MONTHS ENDED 31 MARCH 2004 AND THE PERIOD 26 MAY 2003 TO 30 JUNE 2003

	Note	Unaudited Nine months ended 31 March 2004 $	Audited Period to 30 June 2003 $
Revenues from operating activities	2	28,503	-
Total Revenue		**28,503**	**-**
General & Administration Expenditure	3	241,289	-
Exploration and Evaluation Expenditure	3	16,980	-
Depreciation expense	3	255,189	-
Borrowing costs	3	12,000	-
Other expenses from ordinary activities	3	53,244	-
Loss from ordinary activities before related income tax expense		**(550,199)**	-
Income tax expense relating to ordinary activities		-	-
Net Loss		**(550,199)**	-
Net Loss attributable to members on the parent entity		**(550,199)**	**-**
Basic (loss) per share (cents)		(1.9)	-

The statement of financial performance is to be read in conjunction with the notes to the financial statements.

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ALLIED GOLD LTD

STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2004

	Unaudited 31 March 2004	Audited 30 June 2003
	$	$
CURRENT ASSETS		
Cash Assets	868,713	-
Receivables	-	1
Other Financial Assets	23,552	-
Other	24,157	-
Total Current Assets	916,422	1
NON-CURRENT ASSETS		
Other Financial Assets	1,385,672	
Property, Plant and Equipment	1,743,611	-
Exploration & Development Expenditure	651,951	-
Total Non-current Assets	3,781,234	-
Total Assets	4,697,656	1
CURRENT LIABILITIES		
Payables	254,281	-
Provisions	1,517	-
Total Current Liabilities	255,798	-
NON CURRENT LIABILITIES		
Interest Bearing Loan	209,196	-
Total Non-current Liabilities	209,196	-
Total Liabilities	464,994	-
Net Assets	4,232,662	1
EQUITY		
Contributed Equity	4,782,861	1
Accumulated Losses	(550,199)	-
Total Equity	4,232,662	1

The statement of financial position is to be read in conjunction with the notes to the financial statements.

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ALLIED GOLD LTD

STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED 31 MARCH 2004 AND THE PERIOD 26 MAY 2003 TO 30 JUNE 2003

	Unaudited 9 months ended 31 March 2004 $	Audited Period to 30 June 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Payments to suppliers and employees	(141,164)	-
Exploration expenditure	(37,731)	-
Interest Received	28,503	-
Interest Paid	(2,804)	-
MMPEU expenditures	(53,244)	-
Net cash used in operating activities	(204,923)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for purchase of investment in Nord Pacific Limited	(1,385,672)	-
Purchase of shares in listed companies	(23,552)	
Net cash used in investing activities	(1,409,224)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	2,499,999	-
Costs of capital raising	(217,138)	-
Loans received	200,000	-
Net cash generated from financing activities	2,482,861	-
Net increase/(decrease) in cash held	868,713	-
Cash at the beginning of the period	-	-
Cash at the end of the period	868,713	-

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

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ALLIED GOLD LTD

NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED 31 MARCH 2004

1. SUMMARY OF ACCOUNTING POLICIES

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Basis of preparation

The interim consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029: *Interim Financial Reporting*, Urgent Issues Group Consensus Views, and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2003 and any public announcements made by Allied Gold Ltd and its controlled entities during the interim period in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2003 annual financial report.

The interim report does not include full disclosures of the type normally included in an annual financial report.

The accounts have been prepared on the basis that the entity can meet its commitments as and when they fall due and can therefore continue normal business activities, and the realisation of assets and liabilities in the ordinary course of business. In forming this opinion the directors have placed reliance on the reasonable expectation the Company will be successful in raising further equity capital and or debt financing as and when required.

The Company was incorporated on 26 May 2003 and therefore the comparative financial statements are for the period 26 May 2003 to 30 June 2003.

(b) Basis of Preparation and Differences between Joint Circular and Australian Generally Accepted Accounting Principles

For the purposes of filing in the United States of America the accompanying financial report is prepared in accordance with Australian Generally Accepted Accounting Principles (AUS GAAP).

To assist in comparison with United States Generally Accepted Accounting disclosures, the "Statements of Financial Performance" have been termed "Statements of Operations", the "Statements of Financial Position" have been termed "Balance Sheets" and additional "Statements of Changes in Shareholders Equity" have been included.

A description of the nature of significant differences between AUS GAAP and United States Generally Accepted Accounting Principles (US GAAP) affecting Allied Gold Limited, a reconciliation of the major differences between the AUS GAAP accounts and US GAAP accounts and Statements of Operations adjusted for US GAAP reconciling items, are included in Note 20.

(c) Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to these areas of interest have been written off in the year in which they are incurred on projects where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

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ALLIED GOLD LTD

(d) Foreign Currency Transactions

Transactions in foreign currencies have been converted at rates of exchange ruling on the date of those transactions. At balance date, amounts receivable and payable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Realised and unrealised gains and losses are brought to account in determining the profit or loss for the financial period.

(e) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

Where the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(f) Non-Current Assets

Non-current assets are included at cost less any accumulated depreciation or amortisation. The carrying amount of non-current assets is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is revalued to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. To the extent that a revaluation decrement reverses a revaluation increment previously credited to, and still included in the balance of the asset revaluation reserve, the decrement is debited directly to that reserve. Otherwise the decrement is recognised as an expense in the statement of financial performance.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values using a market-determined, risk adjusted discount rate.

Depreciation is calculated on a reducing balance method so as to write off the net cost of each non-current asset over its estimated useful life. The following estimated useful lives are used in the calculation of depreciation:

Furniture and fittings	5 – 10 years	Plant & Equipment	5 years
Office equipment	3 – 5 years	Motor Vehicles	5 – 10 years

(g) Investments

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Investments in other listed entities are measured at fair value, being quoted market prices at reporting date.

Investments in other unlisted entities are carried at the lower of cost and recoverable amount.

(h) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis.

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ALLIED GOLD LTD

(i) Accounts Payable

Trade and other accounts payable are recognised when the Company becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and are usually payable within standard trade terms.

(j) Cash

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis.

(k) Income Tax

Tax effect accounting principles have been adopted whereby the income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the provision for deferred income tax and future income tax benefit, as applicable.

(l) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.

(m) Inventories

Inventories are valued at the lower of cost and net realisable value.

(n) Earnings per share

Basic earnings per share
Basic earnings per share ("EPS") is calculated using net profit or loss after income tax.

Diluted earnings per share
Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(o) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(p) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with

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ALLIED GOLD LTD

entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

(q) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

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ALLIED GOLD LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Unaudited 9 months ended 31 March 2004 $	Audited Period to 30 June 2003 $
2. REVENUE FROM ORDINARY ACTIVITIES		
Interest – Other persons	28,503	-
Other Revenue	-	-
Total Revenue	28,503	-
3. LOSS FROM ORDINARY ACTIVITIES		
Loss from ordinary activities before income tax has been determined after:		
General and administration costs	241,289	-
Depreciation and amortisation	255,189	-
Exploration costs written off	16,980	-
Interest Paid	12,000	-
MMPEU costs	53,244	-
Total Expenses from ordinary activities	578,702	-
4. INCOME TAX		
Prima facie income tax benefit on operating loss calculated at 30%	165,060	-
Permanent differences	-	-
Income tax benefit not brought to account	(165,060)	-
Income tax expense / (benefit)	-	-

Estimated future income tax benefit arising from un-recouped deductions at balance date is $165,060.

The estimate of income tax benefit arising from unconfirmed tax losses and accumulated exploration expenditure has not been brought to account at balance date as realisation of the benefit is not regarded as virtually certain. The benefit of these losses will only be realised if:

- Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
- The conditions for deductibility imposed by tax legislation continue to be complied with; and
- no changes in tax legislation adversely affect the economic entity in realising the benefit.

There are no franking credits.

5. CASH ASSETS		
Cash at bank	63,713	-
Term deposits	805,000	-
Cash at bank and on hand	868,713	-
6. OTHER FINANCIAL ASSETS		
CURRENT		
Investment in marketable securities, at cost	23,522	-
	23,552	-
NON CURRENT		
Investment in Nord Pacific Limited equity, at cost	1,030,901	-
Investment in Nord Pacific Limited Convertible Notes	354,771	-
	1,385,672	-

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ALLIED GOLD LTD

	Unaudited 9 months ended 31 March 2004 $	Audited Period to 30 June 2003 $
7. OTHER CURRENT ASSETS		
Prepayments	5,924	-
Net Goods & Services Tax refundable	18,233	-
	24,157	-
8. PROPERTY, PLANT & EQUIPMENT		
Plant and equipment, at cost	1,998,800	-
Accumulated depreciation	(255,189)	-
Net book value	1,743,611	-
Reconciliation of the carrying amount of plant & equipment at the beginning and the end of the current and previous financial periods		
Carrying amount at beginning of period	-	-
Additions	1,998,800	-
Disposals	-	-
Depreciation	(255,189)	-
Carrying amount at end of period	1,743,611	-
9. EXPLORATION & DEVELOPMENT EXPENDITURE		
Exploration expenditure		
Costs carried forward in respect of areas of interest in exploration and evaluation phases – at cost	651,951	-
Total exploration and development expenditure	651,951	-
Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and previous financial period		
Carrying amount at beginning of year	-	-
Shares issued for acquisition of interest	600,000	-
Expenditure outlaid in cash, including payables at balance date	68,931	-
Write off discontinued projects	(16,980)	-
Carrying amount at end of year	651,951	-
10. PAYABLES		
Trade creditors	102,745	-
Accruals	151,536	-
	254,281	-

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ALLIED GOLD LTD

	Unaudited 9 months ended 31 March 2004 $	Audited Period to 30 June 2003 $

11. PROVISIONS

Provision for employee entitlements	1,517	-

12. INTEREST BEARING LOAN

Interest bearing loan	200,000	-
Compounded interest on loan	9,196	-
	209,196	-

The interest bearing loan is unsecured, has no fixed terms of repayment and is repayable at call. The Company may elect to repay the loan plus any outstanding interest either in cash or by the issue of shares at an issue price of $0.10 per share. Interest is payable at 9%.

13. CONTRIBUTED EQUITY

Ordinary shares	4,782,861	1
Options	-	-
Total contributed equity	4,782,861	1

(a) Ordinary shares fully paid:

	31 March 2004 No. of shares	unaudited 31 March 2004 $
Balance at beginning of financial period	1	1
Issue of 12,500,000 shares at $0.20 per share, for acquisition of assets July 2003	12,500,000	2,500,000
Issue of 7,000,000 shares at $0.10 per share for cash to seed capitalists, October 2003	7,000,000	700,000
Issue of 18,000,000 shares at $0.20 per share for cash, pursuant to December 2003 initial public offering	18,000,000	1,800,000
Costs of share issues (IPO)	-	(217,140)
Balance at end of financial period	28,500,001	4,782,861

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote.

(b) Options over ordinary shares:

	31 March 2004 No. of shares	31 March 2004 $
Balance at beginning of financial period	-	-
Issue of 2,500,000 options to directors, October 2003	2,500,000	-
Issue of 7,000,000 options to seed capitalists, October 2003	7,000,000	-
Issue of 9,000,000 options, pursuant to December 2003 initial public offering	9,000,000	-
Balance at end of financial period	18,500,000	-

The 18,500,000 options on issue are listed on ASX, and are exercisable at $0.20 on or before 30 June 2007.

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ALLIED GOLD LTD

14. ACCUMULATED LOSSES

	Unaudited 9 months ended 31 March 2004	Audited Period to 30 June 2003
	$	$
Accumulated losses at beginning of the financial period	-	-
Net profit/(loss) attributable to members	(550,199)	-
Accumulated losses at end of the financial period	(550,199)	-

15. INVESTMENTS IN CONTROLLED ENTITIES

Controlled entity	Class of share	Place of incorporation	Equity Holding		Cost to Company	
			2004	2003	2004	2003
			%	%	$	$
Advanced R & D Pty Ltd	Ordinary	Australia	100	-	-	-
Aretrend Pty Ltd	Ordinary	Australia	100	-	-	-

16. CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and 2.5% of net smelter returns on other products.

There are no other contingent liabilities.

17. SUBSEQUENT EVENTS

Investment in Nord Pacific Limited
On 5 May 2004 the Company gave Nord notice of its conversion of a Series A Note with face value US$72,353 and a Series B Note with face value US$199,870 into an aggregate of 3,445,760 fully paid common shares of Nord.
On 21 April 2004 the Company subscribed US$275,922 for a further Nord Series B Note. On 11 May 2004 the Company gave Nord notice of its conversion of US$243,495 of this Note into 2,434,950 fully paid common shares of Nord.
At the date of this report the Company is the owner of 16,433,650 common shares of Nord representing 44.1% of the issued capital. It also has a beneficial interest in a further 324,270 common shares represented by the residual US$32,427 of the 21 April Series B Note, converted at US$0.10 per share.

Other than the matters discussed above or elsewhere in this annual financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

18. EMPLOYEES

The Company had one employee at balance date.

19. SEGMENT REPORTING

The Company operates in one industrial segment being mining & exploration, and in one geographical segment being Australia.

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ALLIED GOLD LTD

20. SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The financial statements of Allied Gold Limited ("Allied" or the "Company") have been prepared in accordance with Generally Accepted Accounting Principles in Australia ("AUS GAAP"), which differ in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The significant differences between AUS GAAP and US GAAP affecting the statements of operations and shareholders' equity are summarised below:

(a) Accounting for Stock Based Compensation

Under AUS GAAP, the granting of shares to non-employees does not require the recognition of compensation expense.

Under US GAAP, in accordance with FASB 123, "Accounting for Stock-Based Compensation", compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the consideration received.

Fair value is considered the measurement basis for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The statement uses the term *compensation* in its broadest sense to refer to the consideration paid for goods or services, regardless of whether the supplier is an employee or not.

Accordingly in presenting the US GAAP adjustments a compensation expense has been recorded to treat the issue of 7,000,000 shares and 7,000,000 options to seed capitalists at the fair value of $0.20 per share as distinct from the actual issue price of $0.10 per share.

(b) Exploration and development expenditure

Under AUS GAAP, in accordance with AASB 1022, "Accounting for Extractive Industries", exploration and development expenditure may be carried forward where right of tenure of the area of interest is current and they are expected to be recouped through sale or successful development and exploitation of the area of interest, or, where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Under US GAAP, in accordance with SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", costs incurred to purchase, lease, or otherwise acquire a property (whether unproved or proved) shall be capitalised when incurred. Geological and geophysical costs, costs of carrying and retaining undeveloped properties shall be charged to expense when incurred.

Accordingly in presenting the US GAAP adjustments an amount of $20,751 has been treated as an expense in the period rather than as deferred exploration and evaluation expenditure.

(c) Non current assets

Under AUS GAAP, the recoverable amount of non-current assets is assessed each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset.

Under US GAAP, property, plant and equipment, and intangible assets with finite lives are tested for impairment when an event or change in circumstances indicates that the carrying amount may not be recoverable.

Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from AUS GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets' use at the lowest level at which identifiable cash flows are generated.

When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques. There have been no differences in accounting for impairments of long-lived assets under AUS GAAP and US GAAP.

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ALLIED GOLD LTD

(d) Recent changes to US GAAP

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." ("SFAS 150"). This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligation for the issuer.

Generally, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The impact on the Company of the adoption of SFAS 150 has been immaterial.

(e) Additional disclosures regarding deferred income taxes and carry forward income tax losses for US GAAP reporting purposes

In accordance with US GAAP, deferred tax assets are only recognised to the extent the likelihood of realizing the tax benefit is determined to be more likely than not. Although the US GAAP standard provides for a lower threshold than AUS GAAP, based upon the level of historical taxable income and projections for future taxable income over the periods in which the tax carry forward losses and deductible temporary differences will reverse, no deferred tax asset has been recognised.

RECONCILIATION OF ACCOUNTS TO US GAAP

	Notes	Nine months to March 31, 2004 A$	Incorporation to June 30, 2003 A$
Statement of operations			
Net loss reported under AUS GAAP		(550,199)	-
Compensation expense	20 (a)	(700,000)	-
Exploration and development expenditure	20 (b)	(20,751)	-
Net loss according to US GAAP		(1,270,950)	-
Loss per ordinary share – US GAAP (AUS cents)			
- Basic		4.4	-
- Diluted		4.4	-
Shareholders' Equity			
Shareholders' equity reported under AUS GAAP		4,782,861	1
Equity issue – seed capital	20 (a)	700,000	-
Shareholders' equity according to AUS GAAP		5,482,861	1
Reconciliation of movements in Shareholders' Equity according to US GAAP			
Shareholders' equity according to US GAAP at the beginning of the period		1	-
Equity issue – on incorporation		-	1
Equity issue – acquisition of assets		2,500,000	-

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ALLIED GOLD LTD

	Notes	Nine months to March 31, 2004 A$	Incorporation to June 30, 2003 A$
Equity issue – for cash pursuant to initial public offering (net of issuance costs)		1,579,060	-
Equity issue – for cash to seed capitalists		1,400,000	-
Equity issue – exercise of options		3,800	-
Shareholders' equity according to AUS GAAP		5,482,861	1
Balance Sheet			
Total assets reported per AUS GAAP financial statements		4,697,656	1
Exploration and development expenditure	20 (b)	(20,751)	-
Total assets according to US GAAP		4,676,905	1

Other Comprehensive Income

US GAAP defines comprehensive income as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. Examples include (in addition to net income or loss) unrealised holding gains and losses on available-for-sale securities, gains and losses from derivatives that qualify as cash flow hedges, and foreign currency translation adjustments. There are no differences between net loss and other comprehensive loss determined under US GAAP for the Company.

STATEMENTS OF OPERATIONS ADJUSTED FOR US GAAP RECONCILING ITEMS AND PREPARED IN ACCORDANCE WITH US GAAP FORMAT

	Nine months to March 31, 2004 A$	Incorporation to June 30, 2003 A$
Revenue		
Revenue from operating activities	28,503	-
Total revenue	28,503	-
Costs and expenses		
General and administration expenses, and other	332,264	-
Depreciation expense	255,189	-
Compensation expense	700,000	
Borrowing costs	12,000	-
Total costs and expenses	1,299,453	-
Net loss before income taxes	(1,270,950)	-
Income taxes	-	-
Net loss attributable to members of the parent entity	**(1,270,950)**	-

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ALLIED GOLD LTD

Management's discussion and analysis ("MD & A") provides a detailed discussion of the Company's financial and operating results for the period from May 26, 2003 until June 30, 2003 and for the nine month period ended March 31, 2004. The following discussion information should be read in conjunction with the Company's financial statements and notes thereto as well as the Joint Information Circular for the proposed Arrangement between Nord Pacific Limited and Allied Gold Limited, for which this report been prepared.

All results referred to in this MD & A are from the US GAAP presentation of the financial and operating results as shown in note 20 to the financial statements and are expressed in Australian dollars unless otherwise stated.

This discussion is intended to provide investors with a reasonable basis for assessing the Company's operating and financial performance and future prospects. Information discussed in this report includes forward looking statements or opinions regarding future events or the future financial performance of the Company, and is subject to a number of risks and other factors which could cause the actual results to differ materially from those contained in forward looking statements.

Overview

The Company is principally engaged in the exploration for, and the acquisition of, gold-bearing properties.

The Company was incorporated on May 26, 2003 and was therefore essentially inactive from that date until June 30, 2003. On 8 December 2003, the Company was listed on the Australian Stock Exchange ("ASX") having successfully completed an initial public offering. The initial public offering was undertaken pursuant to a Prospectus dated 20 October 2003.

Operations

Results summary

For the period from May 26, 2003 to June 30, 2003 the net result of operations was Nil.

For the nine months to March 31, 2004 the net result of operations was a loss of $1,270,950. This included a compensation expense of $700,000, general and administrative expenses of $241,289, exploration and evaluation projects written off of $37,731, depreciation on the Mobile Mineral Processing and Evaluation Unit of $255,189, borrowing costs of $12,000 and other expenses from ordinary activities of $53,244. The compensation expense is the effect of recording the issue of 7,000,000 shares and options to seed capitalists at $0.20 per share as distinct from the $0.10 subscribed for those securities.

The Company does not foresee a significant change in the scale of these items unless there is a material change to the operations of the Company, which may arise from increased exploration activity at Red Dam or other new projects, or sale of the mobile plant. Completion of the Arrangement with Nord may give rise to some increase in general and administrative expenses, however most of Nord's activities will be Simberi Mining Joint Venture ("SMJV") costs and will be accounted for accordingly. The compensation expense is a one off item relating to the seed capital issue.

Plan of Arrangement

By an Arrangement Agreement dated 20 December 2003 the Company has agreed to acquire 100% of Nord Pacific Limited ("Nord") by way of a Plan of Arrangement. Nord is registered in New Brunswick, Canada and has its head office in Albuquerque, New Mexico. Under the Plan of Arrangement the Company will offer one Allied share for each Nord share on issue. The Plan of Arrangement is subject to Nord shareholder approval, and is subject to approval by the Court of the Queens Bench New Brunswick. The issue of the new shares by the Company is subject to approval by its shareholders. It is expected that the Nord shareholder meeting and the Company's shareholder meeting will be held in August 2004.

The total number of shares expected to be issued to implement the Plan of Arrangement is 23,570,176.

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ALLIED GOLD LTD

Simberi Mining project

Nord's principal asset is the Simberi Mining project comprising the Simberi Mining Joint Venture ("SMJV") and the Tabar Exploration Joint Venture ("TEJV"). The Simberi Mining Joint Venture and the Tabar Exploration Joint Venture respectively hold a mining lease and exploration licence covering essentially all of the land area of the Tabar Islands, located in the New Ireland Archipelago in eastern Papua New Guinea. Under the terms of the SMJV, Nord and Toronto-listed company PGM Ventures Corporation each hold a 50% interest. PGM is entitled to earn a further 1% interest by arranging project finance for the development of the Simberi Oxide Gold Project. Nord holds a 99% interest in the TEJV, PGM has the right to earn up to a 50% interest by spending US$2,000,000 by 31 December 2006. Also under the terms of the joint venture agreement PGM is entitled to assign its interest to another entity. PGM has assigned its interest to a separate Canadian public listed company Simberi Gold Corporation Limited.

The SMJV is presently focussed on bringing the Simberi Oxide project into operation as soon as possible. During 2003 the SMJV updated an earlier feasibility study on the oxide resources. This study concluded the Proven and Probable Reserves are 9,000,000 tonnes grading 1.27 g/t (367,000 ounces) contained in seven deposits. The Simberi Oxide project involves mining and recovery of this resource and the indicated capital cost is estimated to be US$18,500,000 which covers all infrastructure and plant.

Nord's joint venture partner, PGM Ventures Corporation of Canada has the role of arranging project finance for the Simberi Oxide project and for this will be entitled to a 1% increase in its participation in the JV. Funding of SMJV contributions by the Company beyond July 2004 is subject to implementation of the Arrangement and PGM's success in raising project finance for development of the Simberi Oxide project.

Red Dam gold project

The Red Dam gold project is located near Coolgardie, Western Australia and is comprised of P16/1577 and P16/1578, and applications for M16/344 and P16/2078. The tenements cover a contiguous area of approximately 300ha. The project is located in a structural corridor containing current gold resources exceeding 5Moz. Deposits in this zone include Kundana, White Foil, Frogs Leg, the ABC Line, Mungari East and Carbine.

The Company has recently completed a programme of drilling (2,229 metres of RC drilling from 16 holes) with results of assaying due to be finalised and interpreted by mid July 2004. The Company has not yet reported a Joint Ore Reserves Committee ("JORC") compliant resource for Red Dam. Pending the outcome of this most recent drilling campaign the Company will evaluate the merit of further exploration expenditure.

The project was acquired from Fortescue Metals Group Limited in July 18, 2003 for a consideration of $600,000, satisfied through the issue of 3,000,000 fully paid ordinary shares.

Mobile Mineral Processing and Evaluation Unit ("MMPEU")

The MMPEU was acquired from Fortescue Metals Group Limited on July 18, 2003 for a consideration of $1,900,000, which was satisfied by the issue of 9,500,000 fully paid ordinary shares in the Company. The plant was designed and built for Fortescue Metals Group Limited in 1998. It is a complete modular treatment plant with equipment and circuits for; crushing (2 stage), grinding & classification, gravity metal recovery, leaching, adsorption, elution, carbon reactivation, bullion smelting and reagent mixing. During the nine month period under review the plant has been stored in Perth, Western Australia and has not been in operational use. Maintenance activity has been conducted.

On March 22, 2004 the Company entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian gold exploration company. By payment of the option fee of $100,000, which was received by the Company in April 2004, Minera Colibri has secured an exclusive option to purchase the MMPEU for a consideration of $5,000,000 less the option fee, at any time prior to 22 June 2004.

The option period is extendable by mutual agreement by the payment of a further $30,000 for each month extended. $2,000,000 of the total consideration is payable in cash and the balance is payable by the issue of shares in the initial public offering of a company to be listed on either the London AIM or Toronto Stock Exchange. Allied will not be involved in the promotion of the Minera Colibri IPO or in the preparation or issue of its prospectus.

The current outlook for the mobile plant is for the Company to maintain the plant under the terms and conditions of the option agreement, or upon its expiration, to realise its value through sale or use.

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ALLIED GOLD LTD

Liquidity and Capital Resources

The Company did not recognise any cash flows for the period from May 26, 2003 to June 30, 2003.

As at March 31, 2004 the Company had cash of $868,713. The Company recognised net cash inflows for the nine months to March 31, 2004 of $868,713. These cash-flows included the following significant movements:

Operating Activities

Cash flows used in operating activities for the nine months to March 31, 2004 was $204,923. These related principally to general and administrative expenses.

Investing Activities

Cash flows used in investing activities for the nine month to March 31, 2004 was $1,409,224. This includes $1,385,672 expended in relation to the investment in Nord Pacific Limited and $23,552 in relation to shares in listed company Mineral Commodities Limited.

(i) Nord Pacific Limited

Pursuant to a Credit Facility Agreement (the "Facility") dated December 22, 2003 the Company agreed to provide funding support to Nord Pacific Limited during the period in which the Plan of Arrangement is expected to be implemented. Principal terms and conditions of the Facility are included elsewhere in the Joint Information Circular.

In accordance with the Facility, the following funds were advanced to Nord during the nine months to March 31, 2004:

- On January 14, 2004, the Company advanced to Nord the first Series A Convertible Note for US$527,647. On February 12, 2004, the Company gave Nord notice of its conversion of the Series A Convertible Note into 10,552,940 fully paid common shares of Nord.

- On March 9, 2004, the Company advanced a further US$272,223 to Nord by way of a Series A Convertible Note for US$72,353 and a Series B Convertible Note for US$199,870. On May 5, 2004 the Company gave Nord notice of its conversion of this Series A Convertible Note and Series B Convertible Note into an aggregate of 3,445,760 fully paid common shares of Nord.

- On April 21, 2004, the Company subscribed US$275,922 for a further Series B Convertible Note. On May 11, 2004 the Company gave Nord notice of its conversion of US$243,495 of this Convertible Note into 2,434,950 fully paid common shares of Nord.

The funds advanced to Nord during the nine months to March 31, 2004 were used:

- to settle outstanding creditors and general expenses for the running of Nord's Albuquerque New Mexico and Sydney Australia offices ($510,000);
- to bring Nord's audited financial statements and SEC filings up to date ($125,000);
- for legal costs of preparing for the Arrangement ($400,000); and
- Nord's share of contributions to the Simberi Mining Joint Venture ($170,000).

In addition the Company incurred other costs during the evaluation and investment phase of the Simberi Mining Joint Venture amounting to $180,000.

At the date of this report the Company is the owner of 16,433,650 common shares of Nord representing 44.1% of the issued capital. It also has a beneficial interest in a further 324,270 common shares represented by the residual US$32,427 of the April 21, 2004 Series B Convertible Note, converted at US$0.10 per share.

The Company will continue to pay all costs of both Nord and Allied in preparing for the Arrangement and the general running costs of the Albuquerque and Sydney offices up to approval of the Arrangement, which is expected to be August 2004.

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ALLIED GOLD LTD

Subsequent to March 31, 2004 the Company has paid $370,000 of Nord's share of contributions to the SMJV, which will cover its share of exploration and operating costs until July 2004

After completion of the Arrangement it is planned to close Nord's Albuquerque office and to rationalise the Sydney operations by transferring all activities other than Simberi Mining Joint Venture to the Company's Perth office. The cost of completing the Arrangement and cost of supporting Nord (other than SMJV contributions) for the period April 2004 to August 2004 inclusive is estimated to be $900,000.

Financing Activities

(i) Equity Issues

- On July 25, 2003 the Company issued 12,500,000 fully paid ordinary shares at $0.20 each as consideration for the Red Dam gold project and the modular gold treatment plant ("MMPEU").
- During September and October 2003 the Company issued 7,000,000 ordinary shares at $0.10 each and 7,000,000 free attaching options exercisable at $0.20 on or before June 30, 2007. The purpose of this issue was to raise $700,000 in seed capital.
- On December 8, 2003, the Company issued 9,000,000 fully paid ordinary shares for gross proceeds of $1,800,000 pursuant to an initial public offering. Transaction costs associated with the issue of shares was $220,938.
- In June 2004, the Company made a private placement of 4,275,000 fully paid ordinary shares at $0.20 each for gross proceeds of $855,000. The shares were issued with one attaching option for every three shares issued exercisable at $0.20 on or before June 30, 2007.

(ii) Credit Facilities

- On August 7, 2003 the Company entered loan facility with its major shareholder Mineral Commodities Limited for $200,000. As at March 31, 2004 the Company had fully drawn this facility. This loan has no fixed term of repayment and is repayable at call. The Company may elect at its option to repay this loan by the issue of shares at an issue price of $0.10.
- On June 14, 2004 the Company entered a second loan facility with Mineral Commodities Limited for $500,000. There are no restrictions on the timing of drawdown or use of the facility. Normal commercial terms apply and the Company has agreed, subject to shareholder approval and compliance with the Corporations Act and ASX Listing Rules, to elect at its option to repay this loan by the issue of shares at an issue price of $0.20 each together with one attaching option for every three shares issued exercisable at $0.20 on or before June 30, 2007.

Liquidity outlook

The Company's cash needs for the next twelve months are a function of the following planned operations for this period;

- Exploration and evaluation of the Red Dam gold project;
- Completion of the Arrangement with Nord Pacific Limited;
- Exploration and development of the Simberi project assets, following completion of the Arrangement with Nord Pacific Limited;
- Utilisation of the mobile plant; and
- General and administrative expenses and working capital.

The timing and structure of further fundraising will depend upon completion of the Arrangement with Nord, timing and terms of the project finance to be arranged by PGM Ventures Corporation for development of the Simberi Oxide project and completion of the potential sale of the mobile plant.

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ALLIED GOLD LTD

Contractual obligations and commitments

Other than its commitments under the Arrangement Agreement and the Credit Facility Agreement the Company has the following contractual obligations and commitments.

Contractual obligations	Total	2005	2006	2007	2008	2009+
Purchase obligations	$110,000	$110,000	-	-	-	-

Critical Accounting Policies

The Company's accounting policies are described in Note 1 to the Company's financial statements. The preparation of the Company's financial statements in conformity with Australian ("AUS") GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The assets and liabilities which require management to make significant estimates and thus are deemed critical accounting policies are:

- Carrying value of exploration and development
- Depreciation and amortisation
- Carrying value of investments

Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditure and acquisition costs in relation to these areas of interest have been written off in the year in which they are incurred on projects where exploraiton and evaluation activities in the area have not yet reached a stage that permits assessment of the existence or otherwise of economically recoverable reserves.

When rights to tenure are held and expenditure have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economic mine life once mining commences.

Depreciation and amortisation

Plant and equipment is recorded at cost and carried net of accumulated depreciation. Mobile and other equipment is amortised, using the straight-line method, over the estimated useful life of the asset. The estimated useful life of the Company's plant and equipment has been determined as 5 years.

Investments

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Investments in other listed entities are measured at fair value, being quoted market prices at reporting date.

Investments in other unlisted entities are carried at the lower of cost and recoverable amount.

Significant differences between AUS GAAP and US GAAP

Refer to note 20 to the financial statements for a description of significant differences between AUS GAAP and US GAAP.

Risk Analysis

The operations of the Company are high-risk due to the nature of exploration and development of mineral properties. Certain of the risk factors listed below are related to the mining industry in general while some

22

ALLIED GOLD LTD

are specific to the Company. Included in the risk factors below are details on how the Company mitigates these risks wherever possible.

Economic Risks

General economic conditions, movements in interest and inflation rates and currency exchange rates may have an adverse effect on the Company's exploration, development and production activities, as well as on its ability to fund those activities.

Market Conditions

The market price of the Company's Shares and Options can fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and offshore resource exploration stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

Exploration Success

The mineral tenements of the Company are at various stages of exploration, and potential investors should understand that mineral exploration and development are high-risk undertakings.

There can be no assurance that exploration of the project areas, or any other tenements that may be acquired in the future, will result in the discovery of an economic ore deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically exploited.

Operating Risks

The operations of the Company may be affected by various factors, including failure to locate or identify mineral deposits; failure to achieve predicted grades in exploration and mining; operational and technical difficulties encountered in mining; difficulties in commissioning and operating plant and equipment; mechanical failure or plant breakdown; unanticipated metallurgical problems which may affect extraction costs; adverse weather conditions; industrial and environmental accidents; industrial disputes; and unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

Having been incorporated in May 2003, the Company does not have any operating history, although it should be noted that the Company's directors have between them significant operational experience. No assurances can be given that the Company will achieve commercial viability through the successful exploration and/or mining of its tenement interests. Until the Company is able to realise value from its projects, it is likely to incur ongoing operating losses.

Resource Estimates

Resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, the estimates are likely to change. This may result in alterations to development and mining plans which may, in turn, adversely affect the Company's operations.

Commodity Price Volatility and Exchange Rate Risks

If the Company achieves success leading to mineral production, the revenue it will derive through the sale of commodities exposes the potential income of the Company to commodity price and exchange rate risks. Commodity prices fluctuate and are affected by many factors beyond the control of the Company. Such factors include supply and demand fluctuations for precious and base metals, technological advancements, forward selling activities and other macro-economic factors.

Furthermore, international prices of various commodities are denominated in United States dollars, whereas the income and expenditure of the Company are and will be taken into account in Australian currency, exposing the Company to the fluctuations and volatility of the rate of exchange between the United States dollar and the Australian dollar as determined in international markets.

Environmental Risks

The operations and proposed activities of the Company are subject to State and Federal laws and regulation concerning the environment. As with most exploration projects and mining operations, the Company's activities are expected to have an impact on the environment, particularly if advanced exploration or mine development proceeds. It is the Company's intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws.

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ALLIED GOLD LTD

Title Risks and Native Title

Interests in tenements in Australia are governed by the respective State legislation and are evidenced by the granting of licences or leases. Each licence or lease is for a specific term and carries with it annual expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, the Company could lose title to or its interest in tenements if licence conditions are not met or if insufficient funds are available to meet expenditure commitments.

It is also possible that, in relation to tenements which the Company has an interest in or will in the future acquire such an interest, there may be areas over which legitimate common law native title rights of Aboriginal Australians exist. If native title rights do exist, the ability of the Company to gain access to tenements (through obtaining consent of any relevant landowner), or to progress from the exploration phase to the development and mining phases of operations may be adversely affected.

The Directors will closely monitor the potential effect of native title claims involving tenements in which the Company has or may have an interest.

Specific Risks associated with the Company

There are also a number of specific risks associated with the Company which may adversely affect the Company's financial position, prospects and price of its listed securities. In particular, the Company is subject to risks relating to the exploration and development of mineral properties which are not generally associated with other businesses.

Set out below are specific risks that may adversely affect the Company:

- the Western Australian Department of Industry and Resources from time to time reviews the environmental bonds that are placed on tenements. The Directors are not in a position to state whether a review is imminent or whether the outcome of such a review would be detrimental to the funding needs of the Company; and
- the exploration costs of the Company described in the Independent Geologist's Report are based on certain assumptions with respect to the method and timing of exploration. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realised in practice, which may materially and adversely affect the Company's viability.

Tenement Rights

Under various agreements the Company has acquired an interest in 2 granted mining tenements and in 2 applications for the grant of mining tenements.

There are inherent risks associated with obtaining grant of any mining tenements which are applications or renewal of tenements upon expiry of their current terms. The transfers of the Tenements into the name of the Company are also subject to the usual Mining Act approvals and processes related to such registration.

In addition, all of the Tenements are subject to registered native title claims.

If a Tenement is not granted or renewed for any reason, the Company may suffer significant damage through the loss of the opportunity to develop and discover any resources on that Tenement. However, the Directors are not aware of any reason why the grant of or renewal of any Tenement will not be given.

Completion of the Plan of Arrangement

Completion of the Plan of Arrangement is subject to its own risk including the risk that Nord shareholders may not approve the Nord resolutions, the New Brunswick court may not approve the Arrangement or the Allied shareholders may not approve the issue of shares to Nord shareholders. A significant delay in each of these items also poses a risk to the Company. However, the Company is confident that each of these approvals will be obtained.

After completion of the Plan of Arrangement, the Company will have an interest in the Simberi Mining Joint Venture. Any failure of other Joint Venture participants to meet their obligations to the Company or to third parties could have a material adverse effect on the Joint Venture.

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ALLIED GOLD LTD

DIRECTORS' DECLARATION

The Directors of Allied Gold Ltd declare that:

1. The interim financial statements and notes of the economic entity are in accordance with the Corporations Act 2001, including:

    (a) giving a true and fair view of the financial position of the economic entity as at 31 March 2004 and of its performance, as represented by the results of operations and cash flows, for the period ended on that date; and

    (b) complying with Accounting Standards and the Corporations Regulations 2001; and

2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Mark V. Caruso
Chairman

Dated at Perth this 21st day of June, 2004

25

SCHEDULE “J”
SECTION 131 OF THE
BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

131(1)	Subject to sections 132 and 166, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 128(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 113 to add, change or remove restrictions on the transfer of shares of a class or series of the shares of the corporation;
(b)	amend its articles under section 113 to add, change or remove any restriction upon the business or businesses that the corporation may carry on;
(c)	amend its articles under section 113 to provide that meetings of the shareholders may be held outside New Brunswick at one or more specified places;
(d)	amalgamate with another corporation, otherwise than under section 123;
(e)	be continued under the laws of another jurisdiction under section 127; or
(f)	sell, lease or exchange all or substantially all its property under subsection 130(1).

131(2)	A holder of shares of any class or series of shares entitled to vote under section 115 may dissent if the corporation resolves to amend its articles in a manner described in that section.

131(3)	In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents becomes effective, or an order is made under subsection 128(5), to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution is adopted or an order is made, but in determining the fair value of the shares any change in value reasonably attributable to the anticipated adoption of the resolution shall be excluded.

131(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

131(5)	A dissenting shareholder shall send to the registered office of the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

131(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has sent the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

131(7)	A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6), or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

(a)	his name and address;
(b)	the number and class of shares in respect of which he dissents; and
(c)	a demand for payment of the fair value of such shares.

131(8)	Not later than the thirtieth day after the sending of a notice under subsection (7), a dissenting shareholder shall send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

131(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

131(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

131(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

(a)	the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12),
(b)	the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice, or
(c)	the directors revoke a resolution to amend the articles under subsection 113(2), terminate an amalgamation agreement under subsection 122(6), abandon an application for continuance under subsection 127(5), or abandon a sale, lease or exchange under subsection 130(7), in which case his rights as the holder of the shares in respect of which he had dissented are reinstated as of the date he sent the notice referred to in subsection (7), and he is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that have been endorsed in accordance with subsection (10), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

131(12)	A corporation shall, not later than fourteen days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

131(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

131(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

131(15)	Where a corporation fails to make an offer under subsection (12) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the Court may allow, apply to the Court to fix a fair value for the shares of any dissenting shareholder.

131(16)	If a corporation fails to apply to the Court under subsection (15), a dissenting shareholder may apply to the Court for the same purpose within a further period of twenty days or within such further period as the Court may allow.

131(17)	If a corporation fails to comply with subsection (12), then the costs of a shareholder application under subsection (16) are to be borne by the corporation unless the Court otherwise orders.

131(18)	Before making application to the Court under subsection (15) or not later than seven days after receiving notice of an application to the Court under subsection (16), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (7), and
(b)	has not accepted an offer made by the corporation under subsection (12), if such offer was made,

of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in paragraphs (a) and (b), within three days after he satisfies such conditions.

131(19)	All dissenting shareholders who satisfy the conditions set out in paragraphs (18)(a) and (b) shall be deemed to be joined as parties to an application under subsection (15) or (16) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the Court in the proceedings commenced by the application.

131(20)	Upon an application to the Court under subsection (15) or (16), the Court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the Court shall then fix a fair value for the shares of all dissenting shareholders.

131(21)	The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of the dissenting shareholders.

131(22)	The final order of the Court in the proceedings commenced by an application under subsection (15) or (16) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in paragraphs (18)(a) and (b).

131(23)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

131(24)	Where subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

131(25)	Where subsection (26) applies, a dissenting shareholder, by written notice delivered to the registered office of the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw his notice of dissent, in which case the corporation shall be deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

131(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

131(27)	Upon application by a corporation that proposes to take any of the actions referred to in subsection (1), the Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Court thinks fit and notice of any such application and a copy of any order made by the Court upon such application shall be served upon the Director.

131(28)	The Director may appoint counsel to assist the Court upon the hearing of an application under subsection (27).